As filed with the Securities and Exchange Commission on June 1, 2021.

Registration No. 333-256154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marqeta, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	27-4306690
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 Grand Avenue

6th Floor

Oakland, CA 94612

(888) 462-7738

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Jason Gardner

Founder, Chief Executive Officer

Marqeta, Inc.

180 Grand Avenue

6th Floor

Oakland, CA 94612

(888) 462-7738

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Caine Moss Mitzi Chang Bradley C. Weber Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Seth R. Weissman Alina A. Zagaytova Marqeta, Inc. 180 Grand Avenue 6th Floor Oakland, CA 94612 (888) 462-7738	Steven V. Bernard Catherine D. Doxsee Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.0001 par value per share	52,272,727	$24.00	$1,254,545,448	$136,871

(1)	Includes 6,818,181 shares of Class A common stock that the underwriters have the option to purchase from the registrant.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid $10,910 of the registration fee with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 1, 2021.

45,454,546 Shares

Marqeta, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Marqeta, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $20.00 and $24.00 per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol “MQ.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, employees and directors, and their respective affiliates, will be reclassified into shares of our Class B common stock immediately prior to the consummation of this offering. The holders of our outstanding Class B common stock will hold approximately 99.1% of the voting power of our outstanding capital stock following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 21 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1) See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 6,818,181 shares of Class A common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

Citigroup	Barclays	William Blair	KeyBanc Capital Markets

Nomura HSBC R. Seelaus & Co., LLC Siebert Williams Shank

Prospectus dated                    , 2021

Be the global standard for modern card issuing. Empower builders to bring the most innovative products to the world.

36 COUNTRIES(3) Reach >320M CARDS ISSUED(4) Experience ~$60B 2020 VOLUME PROCESSED(5) Stability $350M ($48M) Q4 2020 ANNUALIZED NET REVENUE 2020 NET LOSS Scale (1) >100% 2020 NET REVENUE GROWTH (YoY) Growth >200% 2020 DOLLAR-BASED NET REVENUE RETENTION (2) Expansion Key Metrics (1) Annualized Net Revenue calculated by multiplying Q4 2020 Net Revenue by 4. (2) Dollar-based Net Revenue Retention measures our ability to increase net revenue across our existing Customer base through expansion of transaction volume offset by any reduced net revenue and loss of Customers in a given period. Dollar-based net revenue retention is calculated as net revenue derived during a given period from Customers existing at the beginning of the period, divided by net revenue from these same Customers in the prior period. This metric reflects any attrition of net revenue and loss of Customers during the current period. (3) Marqeta is certified by Visa and Mastercard to operate in 36 countries, which does not include any South American countries. Marqeta has obtained a temporary waiver from certain Card Networks to process cross-border transactions in certain South American countries. (4) Cards issued since inception through 03/31/2021. (5) Volume is Total Processing Volume which represents total dollar amount of payments processed through our Platform, net of returns and chargebacks.

“Marqeta’s expertise in financial services and relationships across the payments ecosystem has played a meaningful role in enabling us to implement a highly successful card program. Their integrations with the Issuing Banks and Card Networks have been instrumental in helping us establish our program, and Marqeta’s attention to fraud, risk, and compliance has matched our high standards. These capabilities have allowed us to accelerate our time to market and better serve the needs of Square sellers.” Christina Riechers, General Manager of Business Banking “The relationship we have with Marqeta is a true partnership. They are a great partner because their solution is tailored to the needs of end-users on the DoorDash Platform. Without Marqeta’s Platform and APIs there would be use cases that we couldn’t serve. A lot of restaurants require payments at the point of sale, and Marqeta allows us to do that and serve the needs of our restaurants the way they would like to be served.” Michael Kim, VP Finance “We love working with Marqeta. Their ability to work at speed, cut through complexity and always have the end-consumer experience at heart perfectly matches how we work at Klarna. Our close collaboration in bringing an entirely new product offering and shopping experience to the Australian market in record time has been a big success.” Koen Köppen, CTO “Marqeta has provided key functionality to help us scale our in-store payment operations and bridge the gap between online ordering and in-store payment. Marqeta combines innovative technology with excellent client service and we’re proud to partner with them as a payments solution as we continue to focus on driving even more value for our customers, shoppers and partners across North America.” Mark Schaaf, CTO

Prospectus

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Marqeta,” “the company,” “we,” “us,” and “our” in this prospectus refer to Marqeta, Inc. and its consolidated subsidiary.

Marqeta, Inc.

Overview

Marqeta created modern card issuing, and we believe modern card issuing is at the heart of today’s digital economy.

When you order food using DoorDash or groceries using Instacart, modern card issuing works in the background as money moves from the app to the delivery driver’s payment card, allowing the driver to pay for exactly what you ordered, and nothing else.

When you buy a big screen TV and pay for it in installments using Affirm or Klarna, modern card issuing helps move money to the payment card that Affirm or Klarna uses to seamlessly pay the merchant.

When you receive money from your friend through Square’s Cash App, modern card issuing helps move the funds to your debit card, making it instantly available to you to make purchases.

Marqeta’s modern card issuing platform, or our Platform, empowers our Customers—which include businesses like Affirm, DoorDash, Instacart, Klarna, and Square—to create customized payment cards that provide innovative payment experiences for their customers and end users. Before the rise of modern card issuing, creating cards was slow, complex, and subject to mistakes. Marqeta helps solve these problems. Our Platform, powered by open APIs, enables businesses to develop modern, frictionless payment card experiences for consumer and commercial use cases that are either the core of, or in support of, their core business.

The digitization and commercialization of electronic payments is accelerating as commerce continues to shift to online and mobile payments. Over the last ten years, the reach of card-based payments expanded as technology eased merchants’ acceptance of card payments. In contrast, card issuing saw relatively little innovation as financial institutions were the primary users of card issuing technology, and their needs largely remained the same. Consequently, those cards had limited functionality.

As technology-centric organizations with novel business models and needs, such as Uber and Expensify, have gained popularity over the last decade, the inherent constraints of legacy issuing technology needed a new approach. Developers, technical product managers, and visionary entrepreneurs desire the tools and infrastructure necessary to build their products to serve customers around the world. They require open, configurable, and well-documented APIs to embed advanced payment technologies natively into their platforms to programmatically authorize and direct these payment flows without needing to integrate directly with Issuing Banks and Card Networks. Open APIs have spurred innovation in previously entrenched industries.

We built the Marqeta Platform to address these needs. Our modern architecture allows for flexibility, a high degree of configurability, and accelerated product development, democratizing access to card issuing technology. Marqeta’s open APIs provide instant access to our highly scalable, cloud-based, and configurable payment infrastructure that enables our Customers to launch and manage their own card programs, issue cards to their customers or end users, and authorize and settle payments transactions.

Our business is supported by our first-mover advantage and a deep moat of technology, customer, and industry expertise. Marqeta is the first company to offer a Platform for modern card issuing and transaction processing and we believe also the first to market with multiple issuing and processing innovations, including the first open APIs, JIT Funding, and Tokenization as a Service. Modern card issuing is secure card issuing and processing delivered via an open API platform that enables card issuers to create customized payment card products that leverage a just-in-time funding feature, authorizing their end users’ transactions in real-time. Integrated with major global and local Card Networks, modern card issuing enables card issuers to build payment solutions to their specifications and launch them globally. We believe that Marqeta is now the ‘de facto’ modern card issuing Platform and that our continuous innovation further cements and expands our market-leading position.

We believe we are deeply integrated with our Customers in three ways: our technology underpins their core business or supports a core business process, our people become their trusted partner, and our solutions drive their key processes. In addition, our usage-based business model provides a win/win for both our Customers and us: as their businesses thrive, our net revenue grows. The strength and durability of our Customer relationships are evidenced by our year-over-year net revenue growth of 103% for the year ended December 31, 2020 and our dollar-based net revenue retention1 of over 200% for each of the years ended December 31, 2019 and 2020.

In the three months ended March 31, 2021, the Marqeta Platform processed $24.0 billion of total processing volume, or TPV, up 167% from $9.0 billion in the three months ended March 31, 2020. In 2020, the Marqeta Platform processed $60.1 billion of TPV up 177% from $21.7 billion in 2019. The full year 2020 TPV is less than 1% of the annual $6.7 trillion of transaction volume conducted through U.S. issuers in 2020, as estimated by The Nilson Report, and a fraction of the $30 trillion of value exchanged annually across global Card Networks in 2019, as estimated by The Nilson Report. Our products meet the card issuing and transaction processing needs of commerce disruptors and large financial institutions alike. Marqeta has already emerged as a card issuing platform category leader in many disruptive verticals, including on-demand delivery, alternative lending, expense management, disbursement, digital remittances, and digital banks, and our Platform is sought out by large financial institutions to improve their existing offerings and stay competitive with technology-focused new market entrants.

As we expand our use cases, product offerings, and global footprint, we attract new industry innovators and help existing Customers expand into new verticals, programs, markets, and geographies. Our Customers consistently tell us that our ability to work at speed, simplify the complex, and envision their end users’ experience helps them focus on what they do best—building innovative products and serving their customers. We believe our culture of customer centricity, innovation, teamwork, and clarity of mission is why Customers trust us with their mission critical payments needs and continue to grow and expand with us.

We have grown and scaled rapidly in recent periods. Our total net revenue was $143.3 million and $290.3 million for the years ended December 31, 2019 and 2020, respectively, an increase of 103%. For the three months ended March 31, 2020 and 2021, our net revenue was $48.4 million and $108.0 million, respectively, an increase of 123%. We incurred net losses of $58.2 million and $47.7 million for the years ended December 31, 2019 and 2020, respectively, a decrease of 18%. For the three months ended March 31, 2020 and 2021, we incurred net losses of $14.5 million and $12.8 million, respectively, a decrease of 12%.

[1]

Dollar-based net revenue retention measures our ability to increase net revenue across our existing Customer base through expansion of processing volume offset by any reduced net revenue and loss of Customers in a given period. Dollar-based net revenue retention is calculated as net revenue derived during a given period from Customers existing at the beginning of the period, divided by net revenue from these same Customers in the prior period. This metric reflects any attrition of net revenue and loss of Customers during the current period.

Trends in Our Favor

Several significant secular tailwinds strengthen our market-leading position, growth strategy, and competitive advantage. Innovations in technology and the internet have greatly increased the digitization and velocity of worldwide commerce. Fundamental changes in global commerce are creating a critical need for the digitization and transformation of the payments ecosystem, setting the stage for industry disruption. This opens the door for meaningful innovations in card issuing, transaction processing, and the digitization of global money movement.

The Shift to Digital Payments is Accelerating

Digital commerce is increasing rapidly. Visa estimates that from 2016 to 2022, the share of global retail commerce conducted online is expected to more than double from 9% to 19%. Similarly, Euromonitor projects electronic payments will represent 46% of the total global transaction volume by 2025, up from 31% in 2017. We believe that the COVID-19 pandemic has accelerated these shifts to digital payments. Indeed, Bain & Company estimates that because of the effects of the COVID-19 pandemic, the percentage of global digital transaction volumes in 2025 will increase from 57% to 67%. According to McKinsey, a half-decade of change has happened in a few months as a result of the COVID-19 pandemic, with global cash payments dropping four to five times the annual decline rates seen over the last few years as consumers and businesses purchase a wider range of goods and services online.

We believe these digital commerce and electronic payment trends are the precursors to increased TPV across the Marqeta Platform.

Software and Payments are Converging

Payments are not only becoming more digital but are also integrated more frequently into consumer and business applications. Payments capabilities are already seamlessly embedded in software applications such as ride sharing, home rental, messaging, and digital marketplaces. According to McKinsey, 60% of global digital commerce is expected to be made up of alternative payments by 2023. With this evolution, software companies are partnering with payments companies to provide simple, scalable, and configurable payment services across multiple geographies to meet their end users’ needs.

The Experience Economy is Driven by Developers who Need Modern Platforms

Across a range of industries, user experience is emerging as a primary battleground where businesses compete. Consumers now expect elegant digital experiences in nearly every aspect of their lives, from driving, ordering food, and controlling their home devices, to paying bills and banking.

If the basis of a company’s success has become its ability to create relevant and compelling user experiences, it is the software developer who leads this process. It is now developers who influence some of the most important business decisions, and they, in turn, demand modern platforms that are most likely to keep up with the pace of their imaginations—with tools and services that are of the highest configurability, flexibility, and speed.

Modern platforms with open APIs are democratizing access to ecosystems, including payments, giving businesses and their developers the tools they need to embed payments into their offerings with minimal friction. In the past, payments have been the domain of a very limited number of players with specific expertise, and now, with modern platforms, developers have convenient access to this expertise.

Trust in New Payment Technology is Expanding

The proliferation of digital commerce required consumers and businesses to become comfortable with digital payments. Two decades after PayPal transformed online payments, consumers and businesses are increasingly turning to digital payments, digital banks, and payment technology companies for a wide range of financial services. Because of the COVID-19 pandemic, more people are willing to rely on digital payments for a wider variety of services. PYMNTS research finds that 40% of all U.S. consumers—approximately 99 million people—do not plan to resume regular in-store shopping.

The Rise of Globalization, the Gig Economy, and Open Data

With or without physical travel, global interconnectedness is now a fact of life for users of social networks, ride sharing platforms, ecommerce marketplaces, peer-to-peer payment apps, and personal financial applications. The accelerating pace of globalization requires businesses to find payments solutions that span geographies, currencies, and payments infrastructure. In addition, the gig economy has created new expectations about the nature of labor, transforming how and when people work and get paid. Furthermore, through digitization, advancements in technology, and various regulatory reforms, global payments data is increasingly available to financial technology innovators. The data generated by payments transactions represents a significant opportunity to minimize fraud, thereby expanding trust in new payments technology. Extensive data also helps to improve business intelligence and increase the value of payments products. These trends create numerous new use cases for relevant user experiences, digital payments, and software integrations. To take advantage of these opportunities, these emerging businesses need access to a simple, agile, scalable, and reliable platform, and we believe we are only at the beginning of this transformation in multiple geographies.

The combination of these tailwinds at Marqeta’s back propels us forward. Collectively, we believe they explain why Marqeta’s simple, trusted, and scalable global modern card issuing Platform is successful and why it continues to meet the growing needs of innovative businesses.

Our Industry

According to The Nilson Report, in 2019, consumers and businesses worldwide made over 440 billion purchase transactions on global network cards, aided by approximately 24 billion payment cards in circulation. Since the advent of card-based payments in the 1940s and 1950s, card payments have become the backbone of commercial activity due to their ease of use and widespread acceptance. A complex ecosystem underpins these transactions, consisting of Issuing Banks and Acquiring Banks, Acquirer Processors, Issuer Processors, and the Card Networks that facilitate the exchange of information and funds behind each transaction.

While the acquirer-facing side of the payments ecosystem has seen significant technology innovation over the last several years, the issuer-facing side has remained largely stagnant. There are approximately 300 Acquiring Banks within the United States. However, there are only approximately 200 Issuer Processors globally. Large financial institutions have historically relied on inflexible and complicated legacy issuer processor infrastructure. This in turn makes launching new card programs and supporting cutting-edge use cases difficult and time consuming—ultimately stifling innovation.

Modern Payments Ecosystem

Today’s card issuers include technology-centric companies that are looking to digitally integrate payment cards into their platforms and process a rapidly growing number of complex payments transactions. Twenty-first century products, including online marketplaces, sharing economy platforms, digital banking, and on-demand services, require fast to launch, configurable, and reliable payment solutions. To meet these demands and respond to the changing behaviors of end users, businesses require a modern card issuing and transaction processing platform that overcomes legacy technology constraints while also being able to integrate seamlessly with Issuing Banks and Card Networks.

This modern infrastructure allows for significant innovation in the payments ecosystem. It enables a new class of card issuers to emerge by simplifying and democratizing the issuing process. It expands the issuing medium beyond physical cards to keep pace with the demands of digital commerce and mobile wallets, increasing regulatory and security requirements, and cross-border capabilities. It gives developers highly configurable controls that enable them to provide a customized solution to their business and customer needs. It operates on an extensible cloud infrastructure that works globally and enables scale and simplicity even as card issuer, merchant, and consumer demands become increasingly complex.

In other words, a modern payments ecosystem puts innovation, accessibility, flexibility, control, and scale into the hands of card issuers by delivering all of these benefits in one easy-to-use platform. This type of platform solution powers the growth of new verticals and new card issuers and enables innovation for large financial institutions who are looking to expand their products and use cases to remain competitive in an increasingly digitized world. We believe Marqeta has built such a platform.

Our Platform and Products

Marqeta provides a single, global, cloud-based, open API Platform for modern card issuing and transaction processing. In contrast to legacy infrastructure, the Marqeta Platform provides next generation payment experiences for tech-driven, developer-led companies and is well positioned to address the payment needs of commerce disruptors, tech giants, and large financial institutions.

Our Platform has a number of key attributes, including:

•

Accessible: We democratize key payment capabilities to enable any business to start issuing physical, virtual, or tokenized payment cards. Marqeta’s intuitive and feature-rich Platform is instantly available in our testing environment so developers can build cutting-edge embedded payment capabilities.

•

Simple: Our Platform makes payment transactions simple by working behind the scenes to translate the complex into intuitive and developer-friendly user experiences. We provide direct integrations with the Card Networks, including Visa, Mastercard, and PULSE, which is part of the Discover Global Network, enabling developers to use Marqeta’s single unified platform for all of their payments integrations.

•

Scalable: The Marqeta Platform is highly agile and scalable, allowing our Customers to launch and grow card programs with speed and confidence. As a global platform built on a single codebase to support our Customers worldwide, we have a build-once, deploy-anywhere model, offering seamless integration with global and local Card Networks.

•

Configurable: The Marqeta Platform is highly configurable and is able to serve use cases previously unaddressed by legacy systems, such as financing at the point-of-sale in the lending industry. Our Platform’s configurability significantly expands the categories of businesses that can begin issuing their own cards to solve complex payment needs.

•

Innovative: Marqeta is a hub for innovation. Instant card issuance, provisioning to digital wallets, JIT Funding, and dynamic spend controls enable our Customers to operate with unmatched speed and control.

•

Trusted: Our Platform is trusted by some of the world’s largest financial institutions and commerce disruptors to perform at scale. From transaction initiation through completion, the Marqeta Platform incorporates real-time confirmation of payments to our Customers in seconds. We meet the highest standards of Payment Card Industry, or PCI, compliance and provide a trusted environment for card issuing and payment processing with security, transparency, and real-time information.

Marqeta’s modern, global Platform helps many of the world’s innovators build, run, and optimize their card programs. Our innovative products are developed with deep domain expertise and a customer-first mindset. At its core, our Platform offers three primary capabilities: Marqeta Issuing, Marqeta Processing, and Marqeta Applications to launch, scale, and manage card programs.

•  Marqeta Issuing: We enable our Customers to issue physical, virtual, and tokenized cards. With approximately 320 million cards issued through the Marqeta Platform as of March 31, 2021, across a deep and varied Customer base, we have significant industry experience supporting card programs of multiple types and sizes.

•  Marqeta Processing: Our Platform can process transactions with control and speed for our Customers, leveraging certain of our core competencies.

•  Marqeta Applications: Using the Marqeta Platform, Customers can leverage applications that cover the entire payments lifecycle, including development tools; program administration; and fraud, cases, and chargebacks. These applications help ensure their programs are as successful as possible.

Our Business Model

Our modern, cloud-based, open API Platform delivers card issuing and transaction processing services for global money movement, tailored to the needs of developers, technical product managers, and visionary entrepreneurs at innovative companies. As of December 31, 2020, we had approximately 57 million active cards2 and during the twelve-month period ending December 31, 2020, we processed approximately 1.6 billion transactions on our Platform across the globe.

We employ a usage-based model, based on processing volume, that aligns our interests with those of our Customers. We derive the majority of our revenue from Interchange Fees generated by card transactions through our Platform. In addition to Interchange Fees, we also generate revenue from other processing services, including monthly platform access, ATM fees, fraud monitoring, and tokenization services.

Our Platform enables new and existing Customers to create innovative and configurable card issuing programs and to increase their processing volumes. Additionally, as we expand our use cases, product offerings, and global footprint, we help our Customers expand into new verticals, programs, markets, and geographies. We have experienced significant success with this strategy to date. We achieved year-over-year net revenue growth of 103% for the year ended December 31, 2020 and dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.

Our Strengths

The following strengths and advantages power our business model:

Modern Card Issuing Trailblazer: Marqeta created modern card issuing. We believe we have the first-mover advantage and have leveraged it to establish strong brand recognition and capture significant market share in an industry where customer retention is key and innovation can provide outsized rewards. We believe being first in the market and one of the only modern platforms focused on issuing and processing gives us a deep moat of

[2]	Active cards are defined as the number of transacting cards with one or more successful clearing events during the preceding twelve months.

technology, customer, and industry expertise. Our modern Platform offers multiple issuing and processing innovations, including open APIs, JIT Funding, and Tokenization as a Service. We continue to innovate on our Platform, and we believe that this innovation, coupled with our deep expertise, keeps us in a market-leading position.

Widening the Gap via Continuous Innovation: We believe that we continually increase our market-leading position by innovating on our flexible, agile, and extensible Platform to bring new use cases to market. As we partner with our existing Customers to support their ambitious global projects and develop cutting-edge use cases for each vertical, we also attract new Customers seeking best-in-class solutions. The highly configurable Marqeta Platform is agile out of the box and at scale. Our developer-centric APIs, sandboxes, and software development kits, or SDKs, written in modern programming languages, help our Customers go to market with unmatched speed. We offer that same flexibility and extensibility when Customer programs are live and in-market so that they can expand to new geographies and verticals. These unique characteristics make our Platform valuable to existing Customers and attractive to prospective Customers. We enable innovation that introduces opportunities for further innovation by Customers, creating a strong network effect that further cements and expands our market-leading position.

Enduring Customer Relationships: Our dollar-based net revenue retention was over 200% for each of the years ended December 31, 2019 and 2020, illustrating the strength and durability of our Customer relationships. We believe we are deeply integrated with our Customers in three ways: our technology underpins their core business or supports a core business process, our people become their trusted partners, and our solutions drive their key processes. Our Platform powers mission-critical experiences for our Customers, leading to strong relationships over time as we extend their reach both from a product and geographic perspective. We become technically integrated within their products and solutions, operationally integrated as Customers develop core processes around our tools and platform, and culturally integrated as our partnerships deepen over time. Indeed, our mutually beneficial contractual terms are designed to provide a win/win for both our Customers and us; as their businesses thrive, our net revenue grows.

People-centric Culture and Values: Nothing is more powerful than a unified team focused on collective results. We believe our culture of customer centricity, innovation, teamwork, and clarity of mission is why Customers trust us with their mission critical payments needs. Our Customers consistently tell us that our ability to work at speed, simplify the complex, and envision their end users’ experience helps them focus on what they do best—building innovative products and serving their customers. We also believe our culture helps us hire and retain best-in-class talent. We believe we have created an environment where everyone belongs, and employees are empowered to do the best work of their lives.

The aggregate effect of these strengths and advantages is a strong competitive moat, predicated on our scale, Customer relationships, and the technological complexities that we have managed to streamline over time, while remaining agile, extensible, and innovative.

Market Opportunity

We believe the opportunity within payments and modern card issuing is tremendous. Euromonitor projects that global money movement will exceed $74 trillion in 2021, representing approximately 4 trillion individual payment transactions. The Nilson Report estimates that in 2019, approximately one-tenth of these transactions was carried out across global network cards, representing approximately $30 trillion of value exchanged. In 2020, the Marqeta Platform processed $60.1 billion of volume. This is less than 1% of the annual $6.7 trillion of transaction volume conducted through U.S. issuers in 2020, as estimated by The Nilson Report. We believe that our share of this massive opportunity will continue to increase due to our unique Platform, competitive advantages, and a strong culture of innovation.

The Marqeta Platform is designed to meet the card issuing and transaction processing needs of both the new use cases created by technology innovators and the traditional use cases. We have built products that power commerce disruptors and large financial institutions alike. According to an Edgar Dunn study we commissioned, new verticals such as on-demand delivery, alternative lending, expense management, disbursement, digital remittances, and digital banks already command significant transaction volumes today. Based on the Edgar Dunn study, these new verticals represented over $2 trillion of card transaction volume in 2019, and this volume is expected to more than double to $4.8 trillion in 2023. Marqeta has already emerged as a category leader in many of these verticals, and we expect to continue to increase our market share, both in these verticals and new use cases, as the number of transactions on our Platform and TPV both rapidly grow. Today, the top 20 U.S. issuers support the processing of more than $4.5 trillion in annual payments volume, according to The Nilson Report. Our Platform is sought out by large financial institutions to improve their existing offerings and stay competitive with digitally native new market entrants.

Our Growth Strategy

Our market opportunity is tremendous, and we intend to expand our addressable market and increase our revenue by pursuing the following strategies:

•	Grow With Our Existing Customers

•	Onboard New Customers

•	Broaden Our Global Reach

•	Develop New Products and Services

•	Expand Our Platform

•	Invest In Our People

Culture & Values

Our mission is to be the global standard for modern card issuing, empowering builders to bring the most innovative products to the world. Great missions are achieved by great teams, and at Marqeta, everything starts with our culture. A great culture attracts and retains great people who find their purpose in serving our Customers.

Our culture is built on the foundation of seven core values:

Our investment in our culture and values is the driving force behind our innovation, customer centricity, and excellence. This is why extraordinary people choose to come to Marqeta to do the best work of their lives, and we believe this is why Customers choose us as a partner to scale their businesses globally.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

•	We have experienced rapid net revenue growth in recent periods and our recent net revenue growth rates may not be indicative of our future net revenue growth.

•

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of Customer service and satisfaction, and our business, results of operations, and financial condition could be adversely affected.

•	Future net revenue growth depends on our ability to retain existing Customers, drive increased TPV on our Platform, and attract new Customers in a cost-effective manner.

•

We participate in markets that are competitive and continuously evolving, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, and financial condition could be adversely affected.

•

We currently generate significant net revenue from our largest Customer, Square, Inc., or Square, and the loss or decline in net revenue from Square could adversely affect our business, results of operations, and financial condition.

•	Our recent growth, ongoing changes in our industry, and our transaction mix make it difficult to forecast our net revenue and evaluate our business and future prospects.

•	We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and maintain profitability.

•

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

•	The global COVID-19 pandemic could adversely affect our business, results of operations, and financial condition.

•

Our business relies on our relationships with Issuing Banks and Card Networks, and if we are unable to maintain these relationships, our business may be adversely affected. Further, any changes to the rules or practices set by Card Networks, including changes in Interchange Fees, could adversely affect our business.

•

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

•

There has been no prior public market for our Class A common stock, the trading price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

•

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval, and that may depress the trading price of our Class A common stock.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition, and prospects may be harmed.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls, webcasts, our twitter feed (@Marqeta), our Instagram page (@lifeatmarqeta), our Facebook page, and our LinkedIn page.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Corporate Information

We were incorporated in 2010 under the name Marqeta, Inc. as a Delaware corporation. Our principal executive offices are located at 180 Grand Avenue, 6th Floor, Oakland, CA 94612, and our telephone number is (888) 462-7738. Our website address is www.marqeta.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Marqeta” is our registered trademark in the United States, Canada, the European Union, the United Kingdom, and Norway. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Emerging Growth Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we have elected to take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.”

The Offering

Class A common stock offered by us	45,454,546 shares

Class A common stock to be outstanding after this offering	45,454,546 shares

Class B common stock to be outstanding after this offering	484,791,355 shares

Option to purchase additional shares of Class A common stock from us	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 6,818,181 shares from us.

Total Class A common stock and Class B common stock to be outstanding after this offering	530,245,901 shares (or 537,064,082 shares if the underwriters’ option to purchase additional shares in this offering is exercised in full).

Use of proceeds

The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for our stockholders and us. We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $921.5 million (or approximately $1,061.8 million if the underwriters’ option to purchase additional shares in this offering is exercised in full), based upon an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs.

We currently intend to use the net proceeds of this offering for working capital, other general corporate purposes, and to fund our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have agreements or commitments to enter into any acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights	We will have two classes of common stock: Class A common stock and Class B common stock.

Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately 99.1% of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership

Upon the completion of this offering, our executive officers and directors, and their affiliates, will beneficially own, in the aggregate, approximately 32.0% of our outstanding shares of common stock, representing approximately 34.5% of the voting power of our outstanding shares of common stock.

Risk factors	See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed Nasdaq Global Select Market trading symbol	“MQ.”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 484,791,355 shares of our Class B common stock outstanding including our redeemable convertible preferred stock on as-converted basis as of March 31, 2021, and excludes:

•

24,332,915 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.92 per share;

•

5,764,108 RSUs for shares of our Class B common stock that are issuable upon satisfaction of both service and liquidity conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;

•	25,033,190 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2021, with a weighted-average exercise price of $21.617 per share;

•	3,165,872 RSUs for shares of our Class B common stock that are issuable upon satisfaction of only service conditions that were granted after March 31, 2021;

•

203,610 shares of Class B common stock issuable upon the exercise of redeemable convertible preferred stock warrants held by Comerica Ventures Incorporated, outstanding as of March 31, 2021, with a weighted-average exercise price of $0.295 per share;

•

669,528 shares of Class B common stock issuable upon the exercise of common stock warrants held by Silicon Valley Bank outstanding as of March 31, 2021, with a weighted-average exercise price of $0.053 per share;

•	360,000 shares of our Class B common stock committed for future issuance to fund and support our social impact initiatives;

•

750,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Uber Technologies, Inc., or Uber, dated September 15, 2020, with an exercise price of $0.01 per share, 22,500 of which are currently exercisable and 727,500 of which are exercisable upon attaining certain milestones over a five-year period, including the launch of certain Uber card programs on our Platform, achievement of annual transaction count thresholds and completion of certain joint marketing activities, or the Uber Warrant Milestones;

•

1,100,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Square dated March 13, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Square’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period, or the Square Warrant Milestones;

•

50,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Ramp Business Corporation, or Ramp, dated March 31, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Ramp’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period, or the Ramp Warrant Milestones;

•	2,863,310 shares of our Class B common stock reserved for future issuance pursuant to our Amended and Restated 2011 Equity Incentive Plan, as amended, or our 2011 Plan; and

•	66,000,000 shares of our Class A common stock reserved for future issuance under our share-based compensation plans to be adopted in connection with this offering, consisting of:

•	60,000,000 shares of our Class A common stock reserved for future issuance under our 2021 Stock Option and Incentive Plan, or our 2021 Plan; and

•	6,000,000 shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder and increases to the number of shares of our Class A common stock that may be granted thereunder based on shares underlying any awards under our 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 351,844,340 shares of our Class B common stock, the conversion of which will occur immediately prior to the completion of this offering;

•

the reclassification of our outstanding existing common stock into an equivalent number of shares of our Class B common stock and the authorization of our Class A common stock, which will occur immediately prior to the completion of this offering;

•

the automatic conversion of the redeemable convertible preferred and common stock warrants to Class B common stock warrants, and the resulting remeasurement and reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, which will occur immediately prior to the completion of this offering;

•

the net issuance of 428,675 shares of our Class B common stock issuable pursuant to the vesting and settlement of 739,095 RSUs for which the service condition was satisfied as of March 31, 2021, and for which we expect the liquidity condition to be satisfied in connection with this offering (based on an assumed 42% tax withholding rate);

•	no exercise by the underwriters of their option to purchase up to an additional 6,818,181 shares of Class A common stock from us in this offering; and

•	no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to March 31, 2021.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021, and the consolidated balance sheet data as of March 31, 2021 from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary consolidated financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended
	2019	2020	2020	2021
	(in thousands, except per share amounts or as noted)
Consolidated Statements of Operations Data:
Net revenue	$143,267	$290,292	$48,388	$107,983
Costs of revenue	82,814	172,385	29,826	58,126

Gross profit	60,453	117,907	18,562	49,857

Gross margin	42%	41%	38%	46%
Operating expenses:
Compensation and benefits(1)	86,506	126,861	24,982	44,839
All other operating expenses	32,810	38,133	8,593	15,670

Loss from operations	(58,863)	(47,087)	(15,013)	(10,652)
Other income (expense), net	698	(521)	495	(2,167)
Income tax expense	(35)	(87)	(12)	(19)

Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)

Net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	$(1.07)	$(0.39)	$(0.12)	$(0.10)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	113,852	122,933	118,478	130,841
Pro forma net loss attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		$(55,542)		$(29,730)
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		$(0.12)		$(0.06)
Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		469,360		483,415

(1)

Compensation and benefits include share-based compensation expense of $21.8 million, $28.2 million, $3.7 million and $11.4 million for the years ended December 31, 2019 and December 31, 2020, and the three months ended March 31, 2020 and 2021, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to our RSUs as well as any other share-based awards we may grant in the future.

(2)	Refer to Note 13 to our consolidated financial statements for the detailed calculation.

(3)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the detailed calculation.

	As of March 31, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$247,630	$247,630	$1,173,012
Restricted cash	7,800	7,800	7,800
Marketable securities	140,145	140,145	140,145
Working capital	289,370	282,541	1,215,647
Total assets	481,803	481,803	1,402,439
Total liabilities	193,497	195,499	187,775
Redeemable convertible preferred stock	501,881	—	—
Total stockholders’ equity (deficit)	(213,575)	286,304	1,214,664

(1)

The pro forma column in the consolidated balance sheet data table above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 351,844,340 shares of our common stock, (iii) the reclassification of our outstanding common stock as Class B common stock, (iv) the reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, (v) the net issuance of 428,675 shares of our common stock issuable pursuant to the vesting and settlement of 739,095 RSUs for which the service condition was satisfied as of March 31, 2021, and for which we expect the liquidity condition to be satisfied in connection with this offering (based on an assumed 42% tax withholding rate), (vi) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital of $6.8 million in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on December 31, 2020, and (vii) $19.2 million of cumulative share-based compensation expense related to the RSUs for which the service condition was satisfied as of March 31, 2021 and for which we expect the liquidity condition to be satisfied in connection with this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth in footnote (1) above and (b) our receipt of estimated net proceeds from the sale and issuance by us of 45,454,546 shares of our Class A common stock in this offering, based on an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds to satisfy the withholding tax and remittance obligations described above.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, total assets, and total stockholders’ equity (deficit) by approximately $42.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, total assets, and total stockholders’ equity (deficit) by approximately $20.6 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Operating Metric and Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the key operating metric set forth below, to help us evaluate our business and growth trends, establish budgets, evaluate the effectiveness of our investments, and assess operational efficiencies. In addition to the results determined in accordance with GAAP, the following table sets forth a key operating metric and non-GAAP financial measures that we consider useful in evaluating our operating performance.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Total Processing Volume (TPV) (in millions)(1)	$21,674	$60,075	$8,996	$23,998
Net loss (in thousands)	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Net loss margin	(40)%	(16)%	(30)%	(12)%
Adjusted EBITDA (in thousands)(2)	$(34,026)	$(15,378)	$(10,411)	$1,647
Adjusted EBITDA margin(3)	(24)%	(5)%	(22)%	2%

(1)	Total Processing Volume (TPV) represents the total dollar amount of payments processed through our Platform, net of returns and chargebacks.
(2)

Adjusted EBITDA is a non-GAAP financial measure that is calculated as net income (loss) adjusted to exclude share-based compensation expense, depreciation and amortization, income tax expense, and other income (expense) net, which consists of interest expense from a bank loan, interest income from our marketable securities portfolio, fair value adjustments to redeemable convertible preferred stock warrant liabilities, and impairment of an equity method investment.

(3)	Adjusted EBITDA Margin is a non-GAAP financial measure that is calculated as adjusted EBITDA divided by net revenue.

For additional information about our key metric and non-GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric and Non-GAAP Financial Measures.”

SELECT DEFINED TERMS

Acquirer Processor. An Acquirer Processor provides the technology that facilitates the flow of card payment information through Card Networks to the Issuing Bank.

Acquiring Bank. An Acquiring Bank is the financial institution that merchants use to hold funds and manage their business. The Acquiring Bank may work with an Acquirer Processor to provide access to the Card Networks.

Card issuer. A card issuer is a business that issues customized card products to its end users.

Card Network. A Card Network provides the infrastructure for settlement and card payment information that flows between the Issuer Processor and the Acquirer Processor.

Customer. A Customer is a current contracted customer of Marqeta.

Interchange Fees. Interchange Fees are transaction-based and volume-based fees set by a Card Network and paid by an Acquiring Bank to the Issuing Bank that issued the payment card used to purchase goods or services from a merchant. Our agreements with Issuing Banks provide that we receive 100% of the Interchange Fees for processing our Customer’s card transactions.

Issuer Processor. An Issuer Processor provides a technology platform, ledger, and infrastructure to support a card issuer and connects with a Card Network to facilitate payment transactions.

Issuing Bank. An Issuing Bank is the financial institution that issues a payment card (credit, debit, or prepaid) either on its own behalf or on behalf of a card issuer.

Just-In-Time Funding or JIT Funding. A feature of the Marqeta Platform that allows Customers to programmatically authorize and fund individual transactions while participating in the approval decision in real time.

Marqeta Platform or Platform. Refers to our modern card issuing platform.

Modern card issuing. Modern card issuing is secure card issuing and processing delivered via an open API platform that enables card issuers to create customized payment card products that leverage a just-in-time funding feature, authorizing their end users’ transactions in real-time.

Processing volume. Processing volume refers to the dollar amount of payments processed through the Marqeta Platform, net of returns and chargebacks, that contribute to our TPV.

Revenue Share. Revenue Share refers to provisions in our Customer contracts under which we share a portion of Interchange Fees with our Customers.

Tokenization as a Service or TaaS. A Marqeta product that allows a card issuer to provision a token to a digital wallet (e.g., Apple Pay, Google Pay, Samsung Pay), allowing an end user to securely store card information in the digital wallet. Customers that use our Tokenization as a Service benefit from our Platform, tokenization expertise, and built-in certifications with digital wallets and the Card Networks.

Total processing volume or TPV. TPV is the total dollar amount of payments processed through the Marqeta Platform, net of returns and chargebacks.

Transactions on our Platform. Refers to the number of transactions we process on our Platform.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be adversely affected. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

We have experienced rapid net revenue growth in recent periods and our recent net revenue growth rates may not be indicative of our future net revenue growth.

We have experienced rapid growth in recent periods. Our net revenue was $143.3 million and $290.3 million for the years ended December 31, 2019 and 2020, respectively, representing a growth rate of 103%. Our net revenue was $48.4 million and $108.0 million during the three months ended March 30, 2020 and 2021, respectively, representing a growth rate of 123%. In future periods, we may not be able to sustain net revenue growth consistent with recent history, or at all. Further, because we operate in an evolving payments industry, our ability to grow and innovate is important to our success. We believe our net revenue growth depends on several factors, including, but not limited to, our ability to:

•	acquire new customers, or Customers, and retain existing Customers;

•	achieve widespread acceptance and use of our Platform and the services we offer;

•	increase the use of our Platform and our offerings, TPV and the number of transactions on our Platform;

•	effectively scale our operations while maintaining high levels of service and Customer satisfaction;

•	maintain and increase our net revenue and gross profit by continuing to innovate and expanding our product and service offerings;

•	diversify our Customer base;

•	maintain and grow our network of vendors and partners, including Issuing Banks, Card Networks, and other vendors and partners;

•	hire and retain talented employees at all levels of our business;

•	maintain the security and reliability of our Platform;

•	adapt to changes in laws and regulations applicable to our business;

•	adapt to changing macroeconomic conditions and evolving conditions in the payments industry;

•	introduce and grow widespread adoption of our Platform in new markets outside of the United States; and

•	successfully compete against established companies and new market entrants, including legacy issuing platforms and modern payments technology companies.

If we are unable to accomplish these objectives, our net revenue growth may be adversely affected.

We also expect our operating expenses to increase in future periods, and if our net revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be adversely affected, and we may not be able to achieve or maintain profitability. We have also encountered in the past, and expect to encounter in the future, risks and uncertainties frequently experienced by growing companies in evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our growth rates may slow and our business would suffer. In the near term, we expect our TPV and net revenue growth rates to be variable as a result of the COVID-19 pandemic, and we are unable to predict the duration, degree, or volatility of future growth with any certainty.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of Customer service and satisfaction, and our business, results of operations, and financial condition could be adversely affected.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 233 employees as of December 31, 2018 to 509 employees as of December 31, 2020. We have recently established offices in the United Kingdom and as our employees increasingly work from geographic areas across the globe, we plan to continue to expand our international presence and operations into other countries in the future. We have also experienced significant growth in the number of Customers using our Platform, the number of card programs and solutions we manage for our Customers, and TPV on our Platform.

To manage operations and personnel growth, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to expand our systems and infrastructure before our net revenue increases without any assurances that our net revenue will increase. We also believe that our corporate culture has been and will continue to be a valuable component of our success. As we expand our business and mature as a public company, we may find it difficult to maintain our corporate culture while managing this growth. Failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could reduce our ability to recruit and retain personnel, innovate, operate effectively, and execute on our business strategy, potentially adversely affecting our business, results of operations, and financial condition. Additionally, as a result of the COVID-19 pandemic, our global workforce has been working remotely, with expected future phased office re-openings, potentially limiting our employees’ ability to perform certain job functions and, over time, negatively impacting corporate culture.

Further, as more of our employees are located in new jurisdictions, we will be required to invest resources and to monitor continually changing local regulations and requirements, and we may experience a resulting increase in our expenses, decrease in employee productivity, and changes in our corporate culture.

In addition, as we expand our business, it is important that we continue to maintain a high level of Customer service and satisfaction. As our Customer base continues to grow, we will need to expand our account management and Customer service teams and continue to scale our Platform. If we are not able to continue to provide high levels of Customer service, our reputation, as well as our business, results of operations, and financial condition, could be adversely affected.

Future net revenue growth depends on our ability to retain existing Customers, drive increased TPV on our Platform, and attract new Customers in a cost-effective manner.

Our net revenue growth substantially depends on our ability to maintain and grow our relationships with existing Customers and increase the volume of transactions processed on our Platform. If our prospective and existing Customers do not recognize or continue to recognize the need for and benefits of our Platform and our products, they may decide to adopt alternative products and services to satisfy their business needs. To grow our business and extend our market position, we intend to focus on educating potential Customers about the benefits of our Platform, expanding the capabilities of our Platform and our product offerings, and bringing new products and services to market to increase market acceptance and use of our Platform.

Some of our Customer contracts provide for a termination clause that allows our Customers to terminate their contract at any time following a limited notice period. In addition, our Customers generally are not subject to any minimum volume commitments under their contracts and have no obligation to continue using our Platform, products, or services. We cannot assure you that Customers will continue to use our Platform or that we will be able to continue processing transactions on our Platform at the same rate as we have in the past. Customers may terminate or reduce their use of our Platform for any number of reasons, including their level of satisfaction with our products and services, the effectiveness of our support services, our pricing and the pricing and quality of competing products or services, or the effects of global economic conditions. The loss of Customers or reductions in their processing volumes, particularly any loss of or reductions by Square, may adversely affect our business, results of operations, and financial condition. Our growth may decline in the future if Customers are not satisfied with our Platform or our ability to meet our Customers’ needs and expectations. Further, the complexity and costs associated with switching processing volume to our competitors may not ultimately prevent a Customer from switching to another provider. To achieve continued growth, we must not only maintain our relationships with our existing Customers, but also encourage them to increase adoption and usage of our products. For example, Customers can have multiple card programs on our Platform across different use cases and geographies. If Customers do not renew their contracts or broaden their use of our services, our growth may slow or stop and our business, results of operations, and financial condition may be materially and adversely affected.

In addition to capitalizing on the potential net revenue embedded within our existing Customer base, we must continue to attract new Customers to promote growth. Our growth depends on developing new use cases and industry verticals across new geographies. We may face additional challenges that are unique to the markets we target and we may not be able to acquire new Customers in a cost-effective manner. To reach new Customers, we may need to spend significantly more on sales and marketing to generate awareness of our Platform and educate potential Customers on the value of our Platform. We may also need to adapt our existing technology and offerings or develop new or innovative capabilities to meet the particular needs of Customers in these new use cases or new markets, and there can be no assurance that we will be successful in these efforts. We may not have adequate financial or technological resources to develop effective and secure products and services that will satisfy the demands of Customers in these new markets. If we fail to attract new Customers, including Customers in new use cases, industry verticals, and geographies, and to expand our Platform in a way that serves the needs of these new Customers, then we may not be able to continue to grow our net revenue.

We participate in markets that are competitive and continuously evolving, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, and financial condition could be adversely affected.

We were founded in 2010, and we provide a single, global, cloud-based, open-API Platform for modern card issuing and payment processing. We provide card issuing, payment processing, risk management, data insights, and a variety of controls, customizations, and features through our Platform. Our modern card issuing Platform is situated in the evolving financial technology and payments industries that are intensely competitive and subject to rapidly evolving technology, shifting customer needs, new market entrants, and introductions of new products and services. We face competition along several dimensions, including providers with legacy technology platforms, such as Global Payments (TSYS), Fiserv (First Data), and Fidelity National Information Services; vertical-focused providers, such as Wex and Comdata; and emerging providers, such as Adyen and Stripe. We believe the principal competitive factors in our market include industry expertise, platform and product features and functionality, ability to build new technology and keep pace with innovation, scalability, extensibility, product pricing, security and reliability, brand recognition and reputation, agility, and speed to market. We expect competition to increase in the future as established and emerging companies continue to enter the markets we serve or attempt to address the problems that our Platform addresses. Moreover, as we expand the scope of our Platform, we may face additional competition.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater brand name recognition, longer operating histories, larger sales and marketing budgets and resources, more established relationships with vendors or customers, greater customer support resources, greater resources to make acquisitions and investments, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical, and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements, or regulatory developments. In addition, there has been a recent increase in large merger and acquisition transactions in the payments industry, and future mergers and acquisitions by these companies may lead to even larger competitors with more resources.

Conditions in our markets could also change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation, and it is uncertain how our markets will evolve. New commerce disruptors or large financial institutions that are making significant investments in research and development may develop similar or superior products and technologies that compete with our Platform. Our existing and potential Customers also may choose to build some of the functionality our Platform provides, potentially limiting or eliminating their demand for our Platform. These competitive pressures in our markets or our failure to compete effectively may result in price reductions, fewer Customers, reduced net revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could adversely affect our business, results of operations, and financial condition.

We currently generate significant net revenue from our largest Customer, Square, and the loss or decline in net revenue from Square could adversely affect our business, results of operations, and financial condition.

A small number of Customers account for a large percentage of our net revenue. For the years ended December 31, 2019 and 2020, Square accounted for 60% and 70% of our net revenue, respectively. For the three months ended March 31, 2020 and 2021, we generated 66% and 73%, respectively, of our net revenue from Square.

Although we expect the net revenue from our largest Customer will decrease over time as a percentage of our total net revenue as we generate more net revenue from other Customers, we expect that net revenue from a relatively small group of Customers will continue to account for a significant portion of our net revenue in the near term. In the event that any of our largest Customers stop using our Platform or use our Platform in a reduced capacity, our business, results of operations, and financial condition could be adversely affected. In addition, any publicity associated with the loss of any of these Customers may adversely affect our reputation and could make it more difficult to attract and retain other Customers.

Our Customer contracts generally do not contain long-term commitments from our Customers, and our Customers may be able to terminate their agreements with us prior to expiration of the contract’s term. The current term of our agreement with Square for Square Card expires in December 2024, and the current term of our agreement with Square for Cash App expires in March 2024, and each agreement automatically renews thereafter for successive one-year periods. Furthermore, while certain of our customer contracts have minimum volume commitments, others do not. There can be no assurance that we will be able to continue our relationships with our Customers on the same or more favorable terms in future periods or that our relationships will continue beyond the terms of our existing contracts with them. In addition, the processing volume from Square has in the past fluctuated from period to period and may fluctuate or decline in future periods. Our net revenue and results of operations could suffer if, among other things, Square does not continue to use our products, uses fewer of our products, reduces its processing volume, or renegotiates, terminates or fails to renew, or to renew on similar or favorable terms, its agreement with us.

Our recent growth, ongoing changes in our industry, and our transaction mix make it difficult to forecast our net revenue and evaluate our business and future prospects.

We launched our Platform publicly in 2014, and much of our growth has occurred in recent periods. This recent growth makes it difficult to effectively assess or forecast our future prospects, particularly in an evolving industry. Our modern card issuing Platform represents a substantial departure from the traditional card issuing methods and the payment processing solutions offered by traditional providers. While our business has grown rapidly, the market for our Platform, products, and services may not develop as we expect or in a manner that is favorable to our business. As a result of ongoing changes in our evolving industry, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. In particular, forecasting our future results of operations can be challenging because our net revenue depends in part on our Customers’ end users, and our transaction mix adds further complexity. Our transaction mix refers to the proportion of signature debit versus Personal Identification Number, or PIN, debit transactions and consumer versus commercial transactions that make up our TPV. In general, transactions that require a signature of the cardholder generate higher percentage-based Interchange Fees, while transactions that require a PIN generate lower percentage-based Interchange Fees. Accordingly, we may be unable to prepare accurate internal financial forecasts, and our results of operations in future reporting periods may differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our Class A common stock trading price to decline.

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and maintain profitability.

We have incurred significant net losses in each year since our inception, including net losses of $58.2 million and $47.7 million in the years ended December 31, 2019 and 2020, respectively, and net losses of $14.5 million and $12.8 million in the three months ended March 31, 2020 and 2021, respectively. We expect to continue to incur net losses for the foreseeable future and we may not achieve or maintain profitability in the future. Because the market for our Platform, products, and services is evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, expand our operations and infrastructure, both domestically and internationally, continue to enhance our Platform and develop and expand its capabilities, expand our products and services, and expand and improve our application programming interface, or API. These initiatives may be more costly than we expect and may not result in increased net revenue. In addition, when we become a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. Any failure to increase our net revenue sufficiently to keep pace with our initiatives, investments, and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis in future periods. If we fail to achieve or maintain profitability, our business, results of operations, and financial condition could be adversely affected. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Class A common stock to decline.

From time to time, we may make decisions that may reduce our short-term operating results if we believe those decisions will improve the experiences of our Customers, end users, and other users of our products and services, which we believe will improve our operating results over the long term. These decisions may not be consistent with investors’ expectations and may not produce the long-term benefits that we expect, and this may materially and adversely affect our business.

We may experience quarterly fluctuations in our results of operations due to a number of factors that make our future results difficult to predict and could cause our results of operations to fall below analyst or investor expectations.

Our quarterly results of operations may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

•	demand for our Platform, products, and services by our Customers;

•	our success in engaging and retaining existing Customers and attracting new Customers;

•	changes in transaction mix or volume processed on the different Card Networks used and the resultant mix of interchange and transaction fees earned;

•	our success in increasing our Customers’ processing volumes;

•	demand for our Customers’ products by their customers;

•	the timing and success of new capabilities by us or by our competitors or any other change in the competitive landscape of our market;

•

changes to the terms of and performance under our Customer contracts, including concessions, or payments to Customers resulting from our failure to meet certain service level commitments, which are generally based on our Platform uptime, API response time, and/or transaction success rate;

•	reductions in pricing as a result of negotiations with our larger Customers;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and remain competitive;

•	the timing of expenses and recognition of net revenue;

•	reduction in certain Customers’ processing volumes that are subject to seasonal fluctuations;

•	security breaches, and technical difficulties involving our Platform or interruptions or disruptions of our Platform;

•	adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	the ability of Card Networks to set interchange rates;

•	legal and regulatory compliance costs in new and existing markets;

•	the timing of hiring new employees;

•	the rate of expansion and productivity of our sales force;

•	the timing of the grant or vesting of equity awards to employees, directors, or consultants and the recognition of associated expenses;

•	the timing and extent of increases in share-based compensation expense (including with respect to the CEO Long-Term Performance Award);

•	fluctuations in foreign currency exchange rates;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

•	the impact of tax charges as a result of non-compliance with federal, state, or local tax regulations in the United States;

•	changes to generally accepted accounting standards in the United States;

•	health pandemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;

•	the impact of market and economic volatility caused by the COVID-19 pandemic on our business and the businesses of our Customers;

•	the impact of the COVID-19 pandemic on consumer demand and spending patterns; and

•	general economic conditions in either domestic or international markets, including conditions resulting from geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our quarterly results of operations. You should not rely on our past results as an indicator of our future performance.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our or investors’ expectations, or those of analysts that cover us, with respect to net revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock could fall, and we could face costly lawsuits, including securities class action suits.

The global COVID-19 pandemic could adversely affect our business, results of operations, and financial condition.

In March 2020, the World Health Organization declared the novel strain of coronavirus, COVID-19, a global pandemic. This contagious disease outbreak has continued to spread and the related public health measures, including orders to shelter in place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, Customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility.

The outbreak, as well as intensified measures undertaken to contain the spread of COVID-19, has impacted our day-to-day operations. Like many other companies, our workforce is currently working remotely and assisting new and existing Customers who are also generally working remotely. All of our currently planned Customer, employee, and industry events have been shifted to virtual-only experiences, and we may deem it advisable to similarly alter, postpone, or cancel additional Customer, vendor, employee, or industry events in the future. Live event attendance and sponsorship is one of the ways we connect with prospective Customers. We rely on events, such as Money20/20, for a portion of our lead generation. Because our solution is technical and requires in-depth discussions around Customer use cases, it can be challenging to acquire new Customers through predominantly online outreach, such as virtual events, email, and targeted ads. The COVID-19 pandemic and the cancellation or postponement of live events may impair our ability to acquire new Customers and prospects until live events return. In addition, we may incur increased workforce costs, including costs associated with remote working, implementing additional personnel and workplace safety protocols when the majority of our employees return to an office, and workplace or labor claims and disputes related to COVID-19.

The continued spread of COVID-19 could also have an adverse impact on our vendors, partners, and Customers, therefore materially and adversely impacting our business, results of operations, and overall financial performance in future periods. For example, we have experienced, and may continue to experience, a decrease in processing volumes from certain Customers, particularly those in industries that are heavily impacted by shelter-in-place orders, such as travel; delayed sales cycles, including Customers and prospective Customers delaying contract signing or contract renewals; and delays in launching strategic partnerships and opportunities. These disruptions could continue to adversely affect our business, results of operations, and financial condition, and could have other currently unforeseen negative impacts on us.

In part due to the COVID-19 pandemic, we have also experienced increased processing volumes for some of our Customers that provide services such as on-demand food and grocery deliveries. As a result, our net revenue growth in recent periods has increased, as additional consumers have shifted to using these services. If this trend in consumer demand and spending patterns slows or reverses as shelter-in-place restrictions ease and as the pandemic subsides, our net revenue growth may be adversely affected. While we have developed and continue to develop plans to help mitigate the potential negative impact of the outbreak on our business, these efforts may not be effective and a protracted economic downturn will likely limit the effectiveness of our mitigation efforts. It is not possible for us to predict the duration or magnitude of the adverse results of the COVID-19 pandemic and its effects on our business, results of operations, or financial condition at this time. To the extent the COVID-19 pandemic adversely affects our business, results of operations, and financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business relies on our relationships with Issuing Banks and Card Networks, and if we are unable to maintain these relationships, our business may be adversely affected. Further, any changes to the rules or practices set by Card Networks, including changes in Interchange Fees, could adversely affect our business.

If we are unable to maintain the quality of our relationships with financial institutions, including Issuing Banks and Card Networks, that provide certain services that are an important part of our product offering, or fail to comply with our contractual requirements with these financial institutions, our business would be adversely affected. We partner with Issuing Banks, who issue payment cards to our Customers and settle payment transactions on such cards. A significant portion of our payment transactions are settled through one Issuing Bank, Sutton Bank. For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, approximately 97%, 96%, 95%, and 94%, respectively, of TPV was settled through Sutton Bank. If Sutton Bank terminates our agreement with them or is unable or unwilling to process our transactions for any reason, we may be required to switch some or all of our processing volume to one or more other Issuing Banks, including to any of the three other U.S. Issuing Banks that we currently settle payment transactions with. Switching a significant portion or all of our processing volume to another Issuing Bank, including contracting with additional Issuing Banks, would take time and could result in additional costs, including increased operating expenses, and termination fees under our agreement with Sutton Bank if unilaterally terminated by us without Sutton Bank’s consent. We could also lose Customers if we do not have another Issuing Bank who is willing to support such Customers. Diversifying our contractual relationships and operations with Issuing Banks may increase the complexity of our operations and may also lead to increased costs. We also have agreements directly with Card Networks, such as Visa, Mastercard, and PULSE, which is part of the Discover Global Network, that, among other things, provide for certain monetary incentives to us based on the processing volume of our Customers’ transactions routed through the respective Card Network. If we were to lose our certification with a Card Network, we could lose Customers because our Customers would need to switch to a different Card Network, would have fewer Card Networks to choose from for their card programs, and may be able to obtain more favorable interchange rates from Card Networks that we are not certified with. The Issuing Banks and Card Networks we work with may fail to process transactions, breach their agreements with us, or refuse to renew or renegotiate our agreements with them on terms that are favorable, commercially reasonable, or at all. They might also take actions that could degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services. If we are unsuccessful in establishing, renegotiating, or maintaining relationships with Issuing Banks and Card Networks, our business may be adversely affected.

Our agreements with Issuing Banks and Card Networks require us to comply with Card Network operating rules. The Card Networks set these network rules and have discretion to interpret the rules and change them at any time. While changes in the network rules usually relate to pricing, other types of changes could require us to take certain steps to comply or adapt. For example, we began to issue cards with chips built in when a network rule changed to enable chip and PIN transactions. The termination of the card association registrations held by us or any of the Issuing Banks or any changes to these network rules or how they are interpreted could have a significant impact on our business and financial condition. Any changes to or interpretations of the network rules that are inconsistent with the way we or our Issuing Banks currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the Card Networks, the Card Networks could fine us or prohibit us from processing payment cards. In addition, violations of the network rules or any failure to maintain good relationships with the Card Networks could impact our ability to receive incentives from them, increase our costs, or otherwise adversely affect our business.

Unfavorable conditions in our industry or the global economy could adversely affect our business, results of operations, and financial condition.

Our performance is subject to economic conditions and their impact on levels of spending by businesses and their customers. Our net revenue is dependent on the usage of our Platform, which in turn is influenced by the volume of business our Customers conduct. To the extent that weak economic conditions result in a reduced volume of business for our Customers and prospective Customers, demand for, and use of, our Platform, products, and services may decline. If spending by their customers declines, our Customers could process fewer payments with us or, if our Customers cease to operate, they could stop using our Platform and our products and services altogether. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. If, as a result of a weak economy, our Customers reduce their use of our Platform, or prospective Customers delay adoption or elect not to adopt our Platform, our business, results of operations, and financial condition could be adversely affected.

Performance issues in our Platform or our Platform’s transaction processing could diminish demand for our Platform or products, adversely affect our business and results of operations, and subject us to liabilities.

Our Platform is designed to process a high number of transactions and deliver reports and other information related to those transactions at high processing speeds. Our Customers use our Platform for important aspects of their businesses. Our Issuing Banks use reports and information from our Platform in part to settle card transactions with the Card Networks. Any performance issues, including errors, defects, or disruptions in our Platform or our Platform’s transaction processing, could damage our Customers’ businesses and, in turn, hurt our brand and reputation and erode Customer trust. The risk of performance issues has increased in recent periods due to the significant increase in our TPV. This risk of performance issues further increases with new product launches and geographical expansion. We release regular updates to our Platform, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities, and bugs. Additionally, we may experience errors, inaccuracies, or omissions in our processing, reconciling or reporting of transactions. Further, we may be unable to replenish the supply of payment cards issued to our Customers before it is depleted, such that our Customers could run out of cards for a short period of time. Real or perceived errors, failures, or bugs in our Platform or our Platform’s transaction processing could result in negative publicity, loss of or delay in market acceptance of our Platform or our products, loss of competitive position, lower Customer retention, claims by Customers, Card Networks, Issuing Banks, or other partners or vendors for losses sustained by them, or other claims, regulatory fines, or proceedings. In such an event, we may be required, or may choose, for Customer relations or other reasons, to expend additional resources to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our Platform or operations. As a result, our reputation and our brand could be harmed, and our business, results of operations, and financial condition may be adversely affected.

Systems failures and interruptions in the availability of our Platform may adversely affect our business, results of operations, and financial condition.

Our continued growth depends on the efficient operation of our Platform without interruption or degradation of performance. Our business involves processing large numbers of transactions, the movement of large sums of money on an aggregate basis, and the management of large amounts of data, and a system outage or data loss could have a material adverse effect on our business, results of operations, and financial condition. We may experience service interruptions, data loss, outages, and other performance problems due to a variety of factors, including infrastructure changes or failures, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks, or other security-related incidents. For example, on August 30, 2020, a major internet service and bandwidth provider experienced a significant outage that impacted us as well as a significant number of other services and providers across the internet. During this outage, the functionality of our Platform was affected, including denial of certain Customer transactions and connectivity issues. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order, and we may face difficulties remediating and otherwise responding to any such issues. We may not be able to maintain the level of service uptime and performance needed by our Customers, especially as TPV increases. We have experienced high growth in TPV over the past several years and expect such growth may continue for the coming years; however, if we are unable to maintain sufficient processing capacity, Customers could face longer processing times or even downtime. Furthermore, any efforts to further scale the Platform or increase its complexity to handle a larger number or more complicated transactions could result in performance issues, including downtime. If our Platform is unavailable or if

Customers are unable to access the Platform within a reasonable amount of time, or at all, our business would be adversely affected. Our Customers rely on the full-time availability of our Platform to process payment transactions, and an outage on our Platform could impair the ability of our Customers to operate their business and generate revenue. Therefore, any system failure, outage, performance problem, or interruption in the availability of our Platform would negatively impact our brand, reputation, and Customer satisfaction, and could subject us to financial penalties and liabilities.

Moreover, we depend on services from various third-party vendors to maintain our infrastructure, including data center facilities and cloud storage platforms. We conduct vendor due diligence; however, if a service provider fails to develop and maintain sufficient internal control processes or fails to provide sufficient capacity to support our Platform or otherwise experiences service outages, such failure could interrupt the operation of our Platform, potentially adversely affecting our Customers or their perception of our Platform’s reliability and adversely affecting the business of Customers using our Platform. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our Platform. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our Platform until equivalent technology is either developed by us or, if available from another provider, is identified, obtained, and integrated into our infrastructure. If we do not accurately predict our infrastructure capacity requirements, our Customers could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Further, our Customer contracts typically provide for service level commitments. If we suffer extended periods of downtime for our Platform or are otherwise unable to meet these commitments, then we are contractually obligated to provide a service credit, which may be based on a percentage of the processing volume on the day of an incident or the fees charged on the day of an incident, or it may be based on our overall monthly transaction success rate and the incentive payments or fees from that month. We have experienced incidents requiring us to pay service level credits in the past, such as in January and February 2019 when transactions for one of our Customers were slowed and/or interrupted for several hours. In addition, the performance and availability of the cloud-based solutions that provide cloud infrastructures for our Platform is outside of our control and, therefore, we are not in full control of whether we meet our service level commitments. As a result, our business, results of operations, and financial condition could be adversely affected if we suffer unscheduled downtime that exceeds the service level commitments we have made to our Customers. Any extended service outages could adversely affect our business and reputation and erode Customer trust.

Any of the above circumstances or events may harm our reputation, cause Customers to terminate their agreements with us, impair our ability to renew contracts with Customers and grow our Customer base, subject us to financial penalties and liabilities, and otherwise adversely affect our business, results of operations, and financial condition.

We, our Customers, our vendors, and others who use or interact with our Platform obtain and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could expose us to liability and damage our reputation.

Our operations depend on receiving, storing, processing, and transmitting sensitive information pertaining to our business, employees, Customers, and end users. The confidentiality, security, and integrity of such sensitive business information residing on our systems is important to our business. Any unauthorized access, intrusion, infiltration, network disruption, denial of service, or similar incident could disrupt the integrity, continuity, security, and trust of our systems or data, or the systems or data of our Customers or vendors. These incidents are often difficult to detect and are constantly evolving, and we or our Customers or vendors may face difficulties or delays in identifying or otherwise responding to any incident. Unauthorized parties have attempted and may continue to attempt to gain access to our Platform, systems, or facilities, and those of our Customers, partners, and vendors, through various means and with increasing sophistication. These events could create costly claims and litigation, significant financial liability, regulatory investigations or proceedings, increased regulatory scrutiny, financial sanctions, a loss of confidence in our ability to serve Customers and cause current or potential Customers to choose another service provider, all of which could have a material adverse impact on our business. In addition, we expect to continue to invest significant resources to maintain and enhance our information security and controls or to investigate and remediate any security vulnerabilities. Although we believe that we maintain a robust data security program, including a responsible disclosure program, and that none of the incidents that we have encountered to date have materially impacted us, we cannot be certain that the security measures and procedures we have in place to detect security incidents and protect sensitive data, including protection against unauthorized access and use by our employees, will be successful or sufficient to counter all current and emerging technological risks and threats. The impact of a material event involving our systems and data, or those of our Customers or vendors, could have a material adverse effect on our business, results of operations, and financial condition.

Under Card Network rules and our contracts with our Issuing Banks, if there is a breach of payment card information that we store or that is stored by our Customers or other third parties that we do business with, we could be liable to the Issuing Banks for certain of their costs and expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. The reliability and security of our Platform is a core component of our business. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing Customers, prevent us from obtaining new Customers, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, and expose us to legal risk and potential liability, including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach at a vendor providing services to us or our Customers could have similar effects.

While we maintain cybersecurity insurance, subject to applicable deductibles and policy limitations, our insurance may be insufficient to cover all liabilities incurred by such attacks. We cannot be certain that our insurance coverage will be adequate for privacy, data security, and data protection liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that an insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, premiums, or deductibles could have a material adverse effect on our business, results of operations, and financial condition.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, enhance, and market our brand would hurt our business.

We have developed a strong and trusted brand that has contributed significantly to the success of our business. We believe that maintaining and promoting our brand in a cost-effective manner is important to achieving widespread acceptance of our Platform and the products and services we offer, expanding our base of Customers and end users, and increasing our TPV. Our brand is predicated on the idea that we offer modern payment solutions to our Customers and our Platform helps enable them to successfully operate their businesses. We are dedicated to building and maintaining a Platform our Customers can trust and creating solutions for our Customers who choose to build and grow their businesses with our card programs and other services. Maintaining and promoting our brand will depend largely on our ability to continue to provide a useful, reliable, secure, and innovative Platform, as well as our ability to maintain trust and be a payments processing innovator and leader. We may, from time to time, introduce, or make changes to, our Platform, products, services, privacy practices, or other practices or terms of service that Customers do not like, which may materially and adversely affect our brand. Brand promotion activities may not generate Customer awareness or increase net revenue, and even if they do, any increase in net revenue may not offset the expenses we incur in building our brand. In addition, due to the COVID-19 pandemic and the restrictions on travel, we are not able to organize certain marketing and promotional events and in-person meetings to facilitate Customer adoption and generate leads with potential Customers. If we fail to successfully promote and maintain our brand or if we incur excessive expense in this effort, our business could be materially and adversely affected.

Harm to our brand can arise from many sources, including failure by us or our partners and vendors to satisfy expectations of service and quality, inadequate protection or misuse of sensitive information, compliance failures and claims, litigation and other claims, and misconduct by our vendors or other counterparties. We may also be the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our brand and deter Customers from adopting our services. Any negative publicity about our company, our industry, the quality and reliability of our Platform, our risk management processes, changes to our products and services, our ability to effectively manage and resolve Customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, or the experience of our Customers with our Platform, products, and services could adversely affect our reputation and the confidence in and use of our Platform, products, and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

If we fail to offer high-quality Customer support, our business and reputation will suffer.

Many of our Customers depend on our Customer support team to assist them in launching and deploying our card programs effectively, help them resolve issues quickly, and provide ongoing support. Our direct, ongoing interactions with our Customers help us tailor offerings to them at scale and in the context of their usage. Our Customer support team also helps increase awareness and usage of our Platform while helping Customers address inquiries and issues. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our Customers effectively, it could adversely affect our ability to retain existing Customers and could prevent prospective Customers from adopting our Platform. We may be unable to respond quickly enough to accommodate short-term increases in demand for Customer support. Increased demand for Customer support, without corresponding net revenue, could increase costs and adversely affect our business, results of operations, and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from Customers. Any failure to maintain high quality Customer support, or a market perception that we do not maintain high quality Customer support, could erode Customer trust and adversely affect our reputation, business, results of operations, and financial condition.

In addition, as we continue to grow our operations and reach a larger and increasingly global Customer base, we need to be able to provide efficient Customer support that meets the needs of Customers on our Platform globally and at scale. The number of Customers and end users using our Platform, TPV, the products and services we offer, and usage of our Platform by Customers have all grown significantly and this has put additional pressure on our support organization. If we are unable to provide efficient Customer support globally and at scale, our ability to grow our operations may be adversely affected and we may need to hire additional support personnel, potentially adversely affecting our results of operations.

If we fail to adapt to rapid technological change and develop enhancements and new capabilities for our Platform, our ability to remain competitive could be impaired.

We compete in an industry that is characterized by rapid technological change, frequent introductions of new products and services, and evolving industry standards and regulatory requirements. Our ability to attract new Customers and increase net revenue from Customers will depend in significant part on our ability to adapt to industry standards, anticipate trends, and continue to enhance our Platform and introduce new programs and capabilities on a timely and secure basis to keep pace with technological developments and Customer expectations. If we are unable to provide enhancements and new programs for our Platform, develop new capabilities that achieve market acceptance, or innovate quickly enough to keep pace with rapid technological developments, our business could be adversely affected. We must also keep pace with changing legal and regulatory regimes that affect our Platform, products, services, and business practices. We may not be successful in developing modifications, enhancements, and improvements, in bringing them to market quickly or cost-effectively in response to market demands, or at modifying our Platform to remain compliant with applicable legal and regulatory requirements.

In addition, because our Platform is designed to operate directly with the Card Networks, Issuing Banks, and general payments ecosystem, we need to continuously modify and enhance our Platform to keep pace with changes in technologies, while maintaining compatibility and legal and regulatory compliance. Any failure of our Platform to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our Platform, products, or services, result in the dissatisfaction of our Customers, and materially and adversely affect our business.

Our future success depends in part on our ability to expand internationally and drive the adoption of our Platform and products by international Customers. Expanding our business internationally, however, could subject us to new challenges and risks.

In the year ended December 31, 2020, we derived less than 2% of our net revenue from Customers located outside the United States, based on their billing address. The future success of our business will depend, in part, on our ability to offer our Platform internationally and expand our international Customer base. While we have been expanding our Platform, products, services and sales efforts internationally, our experience in selling our Platform, products, and services outside of the United States is early. The spread of COVID-19 may also complicate efforts to expand our business internationally by restricting our ability to travel and engage in certain sales and marketing activities abroad. Furthermore, our business model may not be successful or have the same traction outside the United States and we may face additional regulatory hurdles. As a result, our investment in marketing our Platform to these potential Customers may not be successful. If we are unable to increase the net revenue that we derive from international Customers, then our business, results of operations, and financial condition may be adversely affected.

In addition, expansion, whether in our existing or new international markets, will require additional resources and controls, and offering our Platform in new geographic regions often requires substantial expenditures and takes considerable time. We may not be successful enough in these new geographies to recoup our investments in a timely manner or at all. Such expansion could also subject our business to substantial risks, including:

•	difficulty in attracting a sufficient number of Customers in a given international market;

•	failure to anticipate competitive conditions and competition with market-players that have greater experience in the local markets than we do;

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	increased costs and difficulty in protecting intellectual property and sensitive data;

•	changes to the way we do business as compared with our current operations or a lack of acceptance of our Platform or certain products and services;

•	the ability to support and integrate with local Bank Identification Number sponsors and third-party vendors;

•	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customs, and other challenges caused by distance;

•	language and cultural differences, and the increased travel, infrastructure, and legal and compliance costs associated with global operations;

•	difficulties in recruiting and retaining qualified employees and maintaining our company culture;

•	difficulty in gaining acceptance from industry self-regulatory bodies;

•	compliance with multiple, potentially conflicting and changing governmental laws and regulations, including with respect to payment processing, data privacy, data protection, and information security;

•	compliance with U.S. and foreign anti-corruption, anti-bribery, and anti-money laundering laws;

•	potential tariffs, sanctions, fines, or other trade restrictions;

•	exchange rate risk and Interchange Fee regulation in foreign countries;

•	compliance with complex and potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws; and

•	regional economic and political instability.

As a result of these risks, our efforts to expand our global operations may not be successful, potentially limiting our ability to grow our business.

We may incur losses relating to the settlement of payment transactions and use of payment cards issued through our Platform.

We are and will continue to be subject to the risk of losses relating to the day-to-day settlement of payment transactions that is inherent in our business model. Customers deposit a certain amount of pre-funding into their Customer account. However, depending on the model of the card program and the timing of funding and transactions, some transactions that exceed the amount of pre-funding in the Customer’s account are still authorized. Customers are ultimately responsible for fulfilling their obligations to fund transactions. However, when a Customer does not have sufficient funds to settle a transaction, we are liable to the Issuing Bank to settle the transaction and may incur losses as a result of claims from the Issuing Bank. We seek to recover such losses from the Customer, but we may not fully recover them if the Customer is unwilling or unable to pay due to their financial condition. Because we are liable to the Issuing Banks, we may also bear the risk of losses if a Customer does not provide payment due to fraudulent or disputed transactions. We are also subject to risk from fraudulent acts of employees or contractors. Additionally, criminals are using increasingly sophisticated methods to engage in illegal activities which they may use to target us, including “skimming,” counterfeit payment cards, and identity theft. A single, significant incident or a series of incidents of fraud or theft involving cards issued through our Platform could result in reputational damage to us, potentially reducing the use and acceptance of our Platform or lead to greater regulation that would increase our compliance costs. Fraudulent activity could also result in the imposition of regulatory sanctions, including significant monetary fines. The foregoing could have a material adverse effect on our business, results of operations, and financial condition.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, potentially disrupting our business. Any employment agreements we have with our executive officers or other key personnel do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Additionally, we do not maintain any key person insurance policies. The loss of one or more of our executive officers, especially our Chief Executive Officer, or other key employees could adversely affect our business. Changes in our executive management team may also cause disruptions in, and adverse impacts to, our business.

In addition, to maintain and grow our business, we must attract and retain highly qualified personnel. Competition for highly qualified personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for highly skilled employees and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications and at an appropriate cost, which may be compounded during the COVID-19 pandemic. Any changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies we compete with for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of time and resources, and potential liability for us or our employees. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may impair our ability to recruit and retain highly skilled employees. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be adversely affected. Conversely, additions of executive-level management and large numbers of employees could significantly and adversely impact our culture.

Volatility in or lack of appreciation of the trading price of our Class A common stock may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options or RSUs have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our Class A common stock. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could impair our ability to foster the innovation, teamwork, curiosity, and diversity, that we believe is necessary to support our growth.

Exposure to political developments in the United Kingdom, including the United Kingdom’s decision to leave the European Union, could adversely affect us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, or E.U., resulting in a vote in favor of leaving the European Union. Effective as of January 31, 2020, the United Kingdom formally withdrew its membership from the European Union. The United Kingdom’s decision to leave the European Union has created an uncertain political and economic environment in the United Kingdom and across other European Union member states. The political and economic instability created by the United Kingdom’s decision to leave the European Union has caused and may continue to cause volatility in global financial markets and the value of the British Pound or other currencies, including the Euro. In addition, this uncertainty may cause some of our Customers or potential Customers to curtail or delay spending or adoption of our Platform. Depending on the market and regulatory effects of the United Kingdom’s exit from the European Union, it is possible that there may be adverse practical or operational implications on our business. For example, the UK Data Protection Act, which substantially implements the General Data Protection Regulation, or GDPR, became effective in May 2018. It remains unclear, however, how United Kingdom data protection laws or regulations will develop and be interpreted in the medium to longer term, how data transfers to and from the United Kingdom will be regulated, and how those regulations may differ from those in the European Union. While we have taken measures to preemptively address the impact of the United Kingdom’s departure from the European Union by including contingency clauses in our E.U. master service agreements, for example, these may not adequately protect us from adverse implications on our business. Further, the United Kingdom’s exit from the European Union may create increased compliance costs and an uncertain regulatory landscape for offering equity-based incentives to our employees in the United Kingdom. If we are unable to maintain equity-based incentive programs for our employees in the United Kingdom due to the departure of the United Kingdom from the European Union, our business in the United Kingdom may suffer and we may face legal claims from employees in the United Kingdom to whom we previously offered equity-based incentive programs. These and other factors related to the departure of the United Kingdom from the European Union may adversely affect our business, financial condition, and results of operations.

We may face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations, and financial condition.

As we continue to expand our global operations, we become more exposed to the effects of fluctuations in currency exchange rates. Our Customer contracts are denominated primarily in U.S. dollars, and therefore the majority of our net revenue is not subject to foreign currency risk. We expect, however, to significantly expand the number of transactions with Customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses and, as a result, adversely affect our business, results of operations, and financial condition.

We do not currently maintain a program to hedge exposures in foreign currencies. In the future, however, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

If our estimates or judgments relating to our accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates in part on historical experience, market observable inputs, if available, and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and accounting for share-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our Platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products, and other assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding RSUs. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock and Class B common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, potentially making it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, results of operations, and financial condition may be adversely affected.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our results of operations and financial condition. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may seek to acquire or invest in businesses, products, or technologies that we believe could complement our Platform, products, and services or expand its breadth, enhance our products and capabilities, expand our geographic reach or Customer base, or otherwise offer growth opportunities. The pursuit of potential investments or acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not they are consummated. Any acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. In addition, we have limited experience in investing in and acquiring other businesses. If we acquire additional businesses, we may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. Specifically, we may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

We may not be able to find and identify desirable acquisition targets or we may not be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, potentially adversely affecting our results of operations. In addition, if an acquired business fails to meet our expectations, our business, results of operations, and financial condition may suffer.

We have in the past made, and may in the future seek to make, strategic investments in early stage companies developing products or technologies that we believe could complement our Platform or expand its breadth, enhance our technical capabilities, or otherwise offer growth opportunities. These investments may be in early stage private companies for restricted stock. Such investments are generally illiquid and may never generate value. Further, we may invest in companies that do not succeed, and our investments may lose all or some of their value.

We may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.

In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, commercial, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition.

Risks Relating to Regulation

Our business is subject to extensive regulation and oversight in a variety of areas, directly and indirectly through our relationships with Issuing Banks and Card Networks, which regulations are subject to change and to uncertain interpretation.

We, our vendors, our partners, and our Customers are subject to a wide variety of state, federal, and international laws, regulations, and industry standards in the United States and in other countries where we operate both directly and indirectly through our relationships with Issuing Banks and Card Networks. These laws, regulations, industry standards, and rules govern numerous areas important to our business. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, the Issuing Banks and

Card Networks that we partner with operate in a highly regulated landscape, and there is a risk that those regulations could become applicable to us. We are directly subject to regulation in areas including privacy, data security, data protection, and anti-bribery, and our contractual relationships with Issuing Banks and Card Networks subject us to additional regulations including those relating to payments services (such as payment processing and settlement services), consumer protection, anti-money laundering, anti-bribery, escheatment, international sanctions regimes, data privacy and security, intellectual property, and compliance with the Payment Card Industry Data Security Standard, or PCI DSS, a data security standard obligating companies that process, store, or transmit payment card information to maintain security measures designed to protect cardholder data.

The laws, rules, regulations, and standards applicable to our business are enforced by multiple authorities and governing bodies in the United States, including federal agencies, self-regulatory organizations, and numerous state agencies. Outside of the United States, we may be subject to additional regulators. As we expand into new jurisdictions, or expand our Platform and product offerings in existing jurisdictions, the number of foreign regulations and regulators governing our business will expand as well. In addition, as our business and Platform continue to develop and expand, we may become subject to additional rules, regulations, and industry standards. We may not always accurately predict the scope or applicability of certain regulations to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

In addition to laws and regulations that apply directly to us, we are contractually subject to certain laws and regulations through our relationships with Issuing Banks and Card Networks, which operate in a highly regulated industry. Additionally, as a program manager, we are responsible for ensuring compliance with Issuing Banks’ requirements and Card Network rules, and we help create regulatory compliant card programs for our Customers. In some cases, our inability to ensure such compliance could expose us to liability or claims from our Customers or partners. Furthermore, legislative and regulatory changes could prompt our Issuing Banks to alter the extent or the terms of their dealings with us in ways that may have adverse consequences for our business. For example, due to our relationships with certain Issuing Banks and Card Networks, we may be subject to indirect supervision and examination by the Consumer Financial Protection Bureau, or CFPB, which is engaged in rulemaking and regulation of the payments industry, including, among other things, the regulation of prepaid cards and the enforcement of certain protections under applicable regulations. While recent reform in the payment industry, such as the formation of the CFPB, has focused on individual consumer protection, legislatures continue to consider whether to include business customers, especially smaller business customers, within the scope of these regulations. As a result, new or expanded regulation focusing on business customers or changes in interpretation or enforcement of regulations may have an adverse effect on our business, results of operations, and financial condition due to increased compliance costs and new restrictions affecting the terms we offer our Platform or our products and services under.

A majority of our net revenue is derived from Interchange Fees and we expect Interchange Fees to continue to represent a significant percentage of our total net revenue in the near term. The amount of Interchange Fees we earn is highly dependent on the interchange rates that the Card Networks set and adjust. From time to time, Card Networks change the Interchange Fees and assessments they charge for transactions processed using their networks. Interchange Fees or assessments are also subject to change from time to time due to government regulation. Interchange Fees are the subject of intense legal and regulatory scrutiny and competitive pressures in the electronic payments industry. For example, the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which limits Interchange Fees, may restrict or otherwise impact the way we do business or limit our ability to charge certain fees to Customers. Issuing Banks that are exempt from the Durbin Amendment are able to access higher interchange rates. As a result, to maximize our Interchange Fees, we currently only contract with Issuing Banks that are exempt from the Durbin Amendment when we provide program management services. Changes in regulation or additional rulemaking may adversely affect the way we conduct our business or result in additional compliance obligations and expense for our business and limitations on net revenue. Interchange Fee regulation also exists in other countries where our Customers use payment cards and such regulation could adversely affect our business in other foreign regions. Any changes in the Interchange Fees associated with our Customers’ card transactions could adversely affect our business, results of operations, and financial condition.

Many of these laws and regulations are evolving, unclear, and inconsistent across various jurisdictions, and ensuring compliance with them is difficult and costly. With increasing frequency, federal and state regulators are holding businesses in the payments industry to higher standards of training, monitoring, and compliance, including monitoring for possible violations of laws by our Customers and people who do business with our Customers while using our Platform or products. If we fail to comply with laws and regulations applicable to our business in a timely and appropriate manner, we may be subject to litigation or regulatory proceedings, we may have to pay fines and penalties, and our client relationships and reputation may be adversely affected, which could have a material adverse effect on our business, results of operations, and financial condition.

Regulations and industry standards related to privacy and data protection could adversely affect our ability to effectively provide our services.

Governmental bodies and industry organizations in the United States and abroad have adopted, or are considering adopting, laws and regulations restricting the use of, and requiring safeguarding of, personal information. For example, in the United States, all financial institutions must undertake certain steps to ensure the privacy and security of consumer financial information. Further, the California Consumer Privacy Act, or CCPA, became effective on January 1, 2020 and imposes additional restrictions on the collection, processing, and disclosure of personal information, including imposing increased penalties on data privacy incidents. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, creates additional obligations relating to personal information that take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). The CPRA’s implementing regulations are expected on or before July 1, 2022, and enforcement is scheduled to begin July 1, 2023. We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. Other U.S. states also are considering omnibus privacy legislation and industry organizations regularly adopt and advocate for new standards in these areas. Many obligations under these other laws and legislative proposals remain uncertain, and we cannot fully predict their impact on our business. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the European Economic Area, or EEA, the GDPR, which became effective in 2018, extends the scope of European Union, or E.U., data protection law to all companies processing personal data of E.U. residents, regardless of the company’s location, and requires companies to meet stringent requirements regarding the handling of personal data. The GDPR also imposes some limitations on international transfers of personal data. The GDPR imposes substantial obligations and risk upon our business and provides for significant penalties in the event of any non-compliance. Administrative fines under the GDPR can amount up to 20 million Euros or four percent of a company group’s annual global turnover, whichever is higher. Further, following the exit of the United Kingdom, or U.K., from the E.U., it remains unclear how the U.K. Data Protection Act, which substantially implements the GDPR in the U.K., and other U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated. We have incurred substantial expense in complying with new data protection legal frameworks and we may be required to make additional, significant changes in our business operations, all of which may adversely affect our revenue and our business overall. Additionally, because these new regimes lack a substantial enforcement history, we are unable to predict how emerging standards may be applied to us.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. On July 16, 2020, the Court of Justice of the European Union invalidated the E.U.-U.S. Privacy Shield, eliminating one of the mechanisms we had relied on to legitimize E.U.-U.S. data transfers. The court, however, approved an alternative transfer mechanism that we rely on known as the standard contractual clauses provided additional safeguards are in place. We are in the process of assessing this decision and its impact on our data transfer mechanisms. It is possible that the decision will restrict the ability to transfer personal data from the E.U. to the United States. We (and many other companies) may need to implement different or additional measures to establish or maintain legitimate means for the transfer and receipt of personal data from the E.U. to the U.S., and we may, in addition to other impacts, experience additional costs associated with increased compliance burdens, and we and our Customers face the potential for regulators to apply different standards to the transfer of personal data from the E.U. and Switzerland to the U.S., and to block, or require ad hoc verification of measures taken with respect to, certain personal data transfers from the E.U. and Switzerland to the United States. Any inability to transfer personal data from the E.U. to the United States in compliance with data protection laws or otherwise comply with requirements in this rapidly changing environment may impede our ability to attract and retain Customers unless and until we build out an E.U.-compliant data processing center. These restrictions may adversely affect our business and financial position.

Some countries are also considering or have passed legislation requiring local storage and processing of data, or similar requirements, potentially increasing the cost and complexity of our operations.

In connection with providing services to our Customers, we are required by certain self-regulatory frameworks and contractual arrangements with Card Networks and Issuing Banks to provide assurances regarding the confidentiality and security of non-public consumer information, including the PCI DSS. Further, certain Customers increasingly expect us to comply with more stringent privacy, data protection and information security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. The compliance standards relate to our infrastructure, components, and operational procedures designed to safeguard the confidentiality and security of non-public consumer personal information received from our Customers in the course of providing services. Our ability to maintain compliance with these standards and meet our Customers’ requirements may affect our ability to attract and maintain business in the future.

If we fail to comply with these standards or Customer requirements, or are alleged to have done so, we could be exposed to suits for breach of contract, potentially in addition to governmental proceedings. In addition, our Customer relationships and reputation could be adversely affected, and we could be inhibited in our ability to obtain new Customers. If more restrictive or burdensome laws, rules, or regulations related to privacy, data protection, or information security are adopted by authorities in the future on the federal or state level or internationally, or if existing laws, rules, or regulations become subject to new or differing interpretations or enforcement, or if we become bound by additional obligations to our Customers relating to privacy, data protection, or information security, including any additional compliance standards relating to non-public consumer personal information, our compliance and operational costs may increase, our opportunities for growth may be curtailed by our compliance capabilities or reputational harm, we may find it necessary or appropriate to modify our data processing practices or policies or otherwise restrict our operations, and our potential liability in connection with breaches or incidents relating to privacy, data protection, and information security may increase, all of which could have a material adverse effect on our business, results of operations, and financial condition.

There may continue to be changes in interpretations of existing laws and regulations, or new proposed laws, regulations, industry standards, and other obligations concerning privacy, data protection and information security, which could impair our or our Customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our offerings, increase our costs and impair our ability to maintain and grow our Customer base and increase our revenue. Because the interpretation and application of many existing and emerging laws and regulations relating to privacy, data protection and information security, along with industry standards, are uncertain, it is possible that these laws and regulations may be interpreted and applied in new ways that are, or are alleged to be, inconsistent with our data management practices or the features of our products, and we could face fines, lawsuits, regulatory investigations and other claims and penalties, and we could be required to fundamentally change our products or our business practices, any of which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and information security concerns, even if unfounded, or any actual or perceived failure to comply with applicable privacy, data protection or information security laws, regulations, standards and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, standards and policies that are applicable to the businesses of our Customers may limit the use and adoption of, and reduce the overall demand for, our Platform and our products and services.

Additionally, if third parties we work with, such as our partners or vendors, violate applicable laws or our policies, such violations may also put information we process at risk and could in turn adversely affect our business, reputation, financial condition, or results of operations.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries where we conduct activities. Anti-corruption and anti-bribery laws have been interpreted broadly and enforced aggressively in recent years, and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we increase our international sales and business, our risks under these laws may increase.

In addition, in the future we may use third parties to conduct business on our behalf abroad. We or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies we outsource certain of our business operations to, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, prosecutions, loss of export privileges, suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, settlements, damages, severe criminal or civil sanctions, penalties or injunctions against us, our officers or our employees, disgorgement of profits, and other sanctions, enforcement actions and remedial measures, and prohibitions on the conduct of our business, any of which could have a materially adverse effect on our reputation, business, trading price, results of operations, financial condition and prospects.

We may be subject to governmental export controls and economic sanctions regulations that could impair our ability to compete in international markets and could subject us to liability if we are not in compliance with applicable laws.

Certain of our products and services may be subject to export control and economic sanctions regulations, including the U.S. Export Administration Regulations, and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. Exports of our products and the provision of our services must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our Platform, products, and services in international markets, or, in some cases, prevent the use of our Platform and products or provision of our services in certain countries or with certain end users. Any change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could also result in decreased use of our Platform, products, and services or in our decreased ability to provide our products and services to existing or prospective Customers with international operations. Any decreased use of our Platform, products, or services or limitation on our ability to provide our Platform, products, or services could adversely affect our business, results of operations, and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our Customers’ ability to use our products in those countries if our products are subject to such laws and regulations. While we believe our encryption products meet certain exceptions that reduce the scope of export control restrictions applicable to such products, these exceptions may be determined not to apply to our encryption products and our products and underlying technology may become subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could adversely affect our international sales and net revenue. If we were required to comply with regulatory requirements regarding the export of our Platform and products and provision of our services, including with respect to new releases of our products and services, we may experience delays introducing our Platform in international markets, our Customers with international operations may experience difficulty deploying our Platform and products and using our services, or, in some cases, we may be prevented from exporting our Platform or products or providing our services to some countries altogether.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In recent periods, we have experienced rapid growth, and this growth has placed considerable strain on our IT and settlement operations systems, processes, and personnel. As a result of monitoring our internal controls, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that we identified occurred because we had inadequate processes and controls to ensure the timely reconciliations of certain customer-related settlement bank accounts.

To address this material weakness, we are deploying additional engineering, and settlement operations personnel and are implementing process level and monitoring controls to ensure timely reconciliation of these customer-related settlement bank accounts. We will not be able to sufficiently remediate these control deficiencies until these steps have been completed and the controls have been operating effectively for a sufficient period of time. While we are undertaking efforts to remediate this material weakness, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts at this time. We can give no assurance that our efforts will remediate this deficiency in internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our consolidated financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Class A common stock.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, we have implemented a number of new systems to supplement our core enterprise resource planning system as part of our control environment, and we have hired additional accounting and finance personnel to help us implement these processes and controls. As a result of monitoring our internal controls for the year ended December 31, 2019, we identified a material weakness in our internal control over financial reporting. To address this material weakness, we are deploying additional engineering, and settlement operations personnel and are implementing process level and monitoring controls to ensure timely reconciliation of these customer-related settlement bank accounts.

To maintain and improve the effectiveness of our disclosure controls and procedures and remediate a material weakness in our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls or we may be unable to remediate the existing material weakness in our controls as discussed in “—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.”

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, additional deficiencies in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market, or Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. In addition, as an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. If our internal control over financial reporting is not effective, our independent registered public accounting firm may issue an adverse report. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported results of operations or the way we conduct our business.

Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, potentially resulting in regulatory discipline and weakening investors’ confidence in us.

We could be required to collect additional sales, value added or similar taxes or be subject to other tax liabilities that may increase the costs our Customers would have to pay for our solutions and adversely affect our results of operations.

We have not collected sales, value added or similar indirect taxes in all jurisdictions in which we have sales. One or more jurisdictions may seek to impose incremental or new sales, value added or other indirect tax collection obligations on us. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. A successful assertion by one or more states, or foreign jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The requirement to collect sales, value added or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations.

Changes in tax laws or regulations could have a material adverse effect on our business, results of operations, and financial conditions.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, the U.S. Department of the Treasury, and state and local tax authorities. Changes in U.S. tax laws or their interpretations (which may have retroactive application), such as, for example, President Biden’s plan to increase the U.S. federal corporate income tax rate, could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, potentially negatively affecting our business, results of operations, and financial condition.

As we grow internationally, we may also be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, potentially adversely affecting our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could adversely affect us and our results of operations.

We may have exposure to greater-than-anticipated tax liabilities, which may materially and adversely affect our business, results of operations, and financial condition.

The determination of our worldwide provision for income taxes, value-added taxes, and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Like many other multinational corporations, we are subject to tax in multiple U.S. and foreign tax jurisdictions. Our determination of our tax liabilities is always subject to audit and review by applicable domestic and foreign tax authorities. Any adverse outcome of any such audit or review could have a negative effect on our business and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our results of operations and financial condition in the periods for which such determination is made. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

In addition, our future income taxes could be adversely affected by earnings being lower than anticipated, or by the incurrence of losses, in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates; by changes in the valuation of our deferred tax assets and liabilities, as a result of gains on our foreign exchange risk management program; or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.

Various levels of government, such as U.S. federal and state legislatures, and international organizations, such as the Organization for Economic Co-operation and Development, are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. Any such tax reform or other legislative or regulatory actions could increase our effective tax rate, which may materially and adversely affect our business, financial condition, and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

We have incurred substantial net operating losses, or NOLs, during our history. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. We do not believe our existing NOLs are subject to limitation; however, if we have undergone previous ownership changes, or if we undergo an ownership change in the future, or in connection with this offering, our ability to utilize NOLs could be limited by Section 382 of the Code and/or analogous provisions of applicable state tax law in states where we have incurred NOLs for state income tax purposes. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under these rules.

In addition, the amount of NOLs arising in taxable years beginning after December 31, 2017 that we are permitted to deduct in a taxable year beginning after December 31, 2020 is limited to 80% of our taxable income in each such year to which the NOLs are applied, where taxable income for such year is determined without regard to the NOL deduction itself, and such NOLs may be carried forward indefinitely. NOLs generated in taxable years beginning on or prior to December 31, 2017, however, may be carried forward for only 20 years, but are not subject to the 80% limitation. Our NOLs may also be subject to limitations under state law. For example, California recently enacted legislation suspending the use of NOLs for taxable years 2020, 2021 and 2022 for many taxpayers. There is a risk that due to legislative or regulatory changes, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Furthermore, our ability to utilize our NOLs is conditioned upon our becoming profitable in the future and generating U.S. federal taxable income. Since we do not know whether or when we will generate the U.S. federal taxable income necessary to utilize our remaining NOLs, the portion of our NOLs that was generated in taxable years beginning on or prior to December 31, 2017 could expire unused.

Risks Relating to Intellectual Property

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced net revenue, and incur costly litigation to protect our rights.

Our success depends, in part, upon protecting our proprietary information and technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our proprietary rights. The steps we take to protect our intellectual property, however, may be inadequate. We cannot assure you that any patents or trademarks will be issued with respect to our currently pending patent and trademark applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents or trademarks issued to us will not be challenged, invalidated, or circumvented. Our currently issued patents and trademarks and any patents or trademarks that may be issued in the future with respect to pending or future applications may not provide sufficiently broad protection, or they may not prove to be enforceable in actions against alleged infringers. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our Platform, or certain aspects of our Platform, and use information that we regard as proprietary to create products that compete with our Platform. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our Platform, or certain aspects of our Platform, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we continue to expand our international activities, our exposure to unauthorized copying and use of our Platform, or certain aspects of our Platform, and proprietary information may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We also rely in part on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees, consultants, and contractors and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our Platform, or certain aspects of our Platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our Platform.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our Platform, impair the functionality of our Platform, delay introductions of new capabilities, result in our substituting inferior or more costly technologies into our Platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could impair our ability to compete.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our Platform incorporates open source software, and we expect to continue to incorporate open source software in our products and Platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and Platform. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating net revenue from Customers using products that contained the open source software, and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our Customers could be required to seek licenses from third parties to continue offering our products and operating our Platform and to re-engineer our products or Platform or discontinue offering our products to Customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or Platform, could result in Customer dissatisfaction, and may adversely affect our business, results of operations, and financial condition.

We may be accused of infringing the intellectual property rights of third parties.

We may be accused of infringing intellectual property or other proprietary rights of third parties, including their copyrights, trademarks, or patents, or improperly using or disclosing their trade secrets, or otherwise infringing or violating their proprietary rights. The costs of supporting any litigation or disputes related to such claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, potentially adversely affecting our business. Even if such claims were not valid, defending them could be expensive and distract our management team, adversely affecting our results of operations.

Although we require our employees to not use the proprietary information or know-how of others in their work for us and we are not currently subject to any claims that they have done so, we may in the future become subject to claims that these employees have divulged, or we have used, proprietary information of these employees’ former employers. Litigation may be necessary to defend against these claims. If we are unable to successfully defend any such claims, we may be required to pay monetary damages and to discontinue our commercialization of certain solutions. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop new solutions and features for our existing solutions, which could severely weaken our business. Even if we are successful in defending against these claims, litigation efforts are costly, time-consuming and a significant distraction to management.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our Customers and other partners from damages and costs arising from the infringement or claimed infringement by our solutions of third-party patents or other intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that one of our solutions infringes a third party’s intellectual property rights, even if untrue, could damage our relationships with our Customers, may deter future Customers from purchasing our solutions, and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a Customer and a third party relating to infringement by our solutions, an adverse outcome in any such litigation could make it more difficult for us to defend our solutions against intellectual property infringement claims in any subsequent litigation where we are a named party. Any of these results could harm our brand and adversely affect our results of operations.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock

There has been no prior public market for our Class A common stock, the trading price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiation among the underwriters and us and may vary from the trading price of our Class A common stock following this offering. The market prices of the securities of other newly public companies have historically been highly volatile and markets in general have been highly volatile in light of the COVID-19 pandemic. The trading price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and/or publicly-listed technology and fintech companies;

•	actual or anticipated fluctuations in our net revenue or other operating metrics;

•	our actual or anticipated operating performance and the operating performance of our competitors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	the economy as a whole and market conditions in our industry;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant innovations, new products, services, or capabilities, acquisitions, strategic partnerships or investments, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cybersecurity in the United States or globally;

•	lawsuits threatened or filed against us;

•	actual or perceived privacy or data security incidents;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any major change in our board of directors, management, or key personnel;

•

other events or factors, including those resulting from war, incidents of terrorism, pandemics (including the COVID-19 pandemic), or elections (including the upcoming U.S. presidential election), or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of additional shares of our Class A common stock by us or our stockholders.

In addition, stock markets, and the market for technology and fintech companies in particular, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Often, trading prices of many companies have fluctuated in ways unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the trading price of our Class A common stock could decline substantially. Such a trading price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers, and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval, and that may depress the trading price of our Class A common stock.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our directors, executive officers, and their affiliates, will beneficially own in the aggregate 34.5% of the voting power of our capital stock as of March 31, 2021. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively could continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the tenth anniversary of the date of this prospectus, when all outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

We cannot predict the effect our dual class structure may have on the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile trading price of our Class A common stock, adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have or continue to have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the trading price of our Class A common stock could be adversely affected.

An active trading market for our Class A common stock may never develop or be sustained.

We have applied to list our Class A common stock on Nasdaq, under the symbol “MQ.” However, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

•	We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the trading price of our Class A common stock and trading volume could be adversely affected.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock trading price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our Class A common stock could decrease, potentially causing our Class A common stock trading price and trading volume to decline.

Sales of substantial amounts of our Class A common stock in the public markets, such as when our lock-up restrictions are released, or the perception that sales might occur, could cause the trading price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the trading price of our Class A common stock to decline. Based on the total number of outstanding shares of our common stock as of March 31, 2021, upon completion of this offering, we will have outstanding a total of 45,454,546 shares of Class A common stock and 484,791,355 shares of Class B common stock. This assumes no exercise of outstanding options and gives effect to the conversion of all of our outstanding shares of redeemable convertible preferred stock into shares of Class B common stock, the net issuance of common stock issuable pursuant to the vesting and settlement of RSUs for which the service condition was satisfied as of March 31, 2021, and the issuance of 45,454,546 shares of Class A common stock on the completion of this offering.

Substantially all of our securities outstanding prior to the completion of this offering are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 180 days after the date of the final prospectus relating to the offering, subject to earlier release of our officers, directors, and other holders from the restrictions contained in such agreements on the earlier of (i) the opening of trading on the second trading day immediately following our release of earnings for the quarter ended September 30, 2021 and (ii) 180 days after the date of this prospectus.

In addition, as further described and subject to the conditions set forth in “Shares Eligible for Future Sale”:

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our officers and directors, other than our Chief Executive Officer, for which all vesting conditions are satisfied may be sold in the public market beginning at the commencement of the second trading day after the date that we publicly announce earnings for the quarter ended June 30, 2021, or the Post-Offering Earnings Release Date;

•

up to 33% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our employees, other than our officers, for which all vesting conditions are satisfied may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date; and

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) by all of our other stockholders parties to such lock-up agreements may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date.

The lead underwriters may, in their discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, the perception that such sales may occur, or early release of these agreements could cause our trading price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

In addition, as of March 31, 2021, we had 24,332,915 options outstanding that, if fully exercised, would result in the issuance of shares of Class B common stock, as well as 6,503,203 shares of common stock subject to RSU awards. All of the shares of Class B common stock issuable upon the exercise of stock options, subject to RSU awards, and the shares reserved for future issuance under our equity incentive plans will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to existing lock-up or market standoff agreements, volume limitations under Rule 144 for our executive officers and directors, and applicable vesting requirements. In addition, we intend to file one or more registration statements covering shares of our common stock issued pursuant to our equity incentive plans permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Following this offering, the holders of up to 362,319,118 shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the trading price of our Class A common stock to decline or be volatile.

Because the initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, you will experience immediate dilution of $19.71 per share, representing the difference between the price per share you pay for our Class A common stock based upon the initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the pro forma net tangible book value per share as of March 31, 2021, after giving effect to the issuance of shares of our Class A common stock in this offering. See the section titled “Dilution” below.

Our management will have broad discretion in the use of proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Due to the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could adversely affect our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government. Our investments may not yield a favorable return to our investors. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, and financial condition could be adversely affected.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders and could negatively affect our results of operations.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline. Any additional grants of equity awards under our stock incentive plans will also increase share-based compensation expense and negatively affect our results of operations. For example, in April and May 2021, our board of directors granted stock options to Mr. Gardner, covering a maximum of 19,740,923 shares and 47,267 shares, respectively, of our Class B common stock, which we refer to collectively as the CEO Long-Term Performance Award. The aggregate grant date fair value of these awards was $208.4 million, which will be recognized as share-based compensation over the derived service period using the accelerated attribution method. Further, commencing in the first quarter of 2020, we began granting RSUs to employees. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four years. The liquidity condition is satisfied upon the occurrence of a change in control of the company or the consummation of an initial public offering. In the quarter that we complete this initial public offering, we will record share-based compensation expense for all RSUs that have met the service condition to date using the accelerated attribution method. As of March 31, 2021, no share-based compensation expense had been recognized for RSUs because the liquidity condition had not occurred. If our initial public offering had occurred on March 31, 2021, we would have recognized $19.2 million of cumulative share-based compensation expense on that date.

We do not intend to pay dividends on our Class A common stock in the foreseeable future and, consequently, the ability of Class A common stockholders to achieve a return on investment will depend on appreciation in the trading price of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the trading price of our Class A common stock.

Provisions that will be in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, will include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•

provide for a dual class common stock structure where holders of our Class B common stock are able to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	contain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

Our amended and restated bylaws will designate state or federal courts located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, potentially limiting stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	any action asserting a claim that is governed by the internal affairs doctrine, or the Delaware Forum Provision.

The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as the company is incorporated in the State of Delaware. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, potentially discouraging the filing of lawsuits against us and our directors, officers, and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

General Risk Factors

Our business is subject to the risks of earthquakes, fire, floods, and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches, or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity and wildfires. A significant natural disaster, such as an earthquake, fire, or flood, occurring at our headquarters, at one of our other facilities or where a vendor is located, could adversely affect our business, results of operations, and financial condition. Further, if a natural disaster or man-made problem were to affect our vendors, this could adversely affect the ability of our Customers to use our Platform. In addition, natural disasters and acts of terrorism could cause disruptions in our or our Customers’ businesses, national economies, or the world economy as a whole. Health concerns or political or governmental developments in countries where we or our Customers and vendors operate could result in economic, social, or labor instability and could have a material adverse effect on our business, results of operations, and financial condition.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations in part or in full and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations, and financial condition.

In addition, computer malware, viruses, computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent generally and in our industry, have occurred on our Platform in the past, and may occur on our Platform in the future. Though it is difficult to determine fully what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity, and availability of our products and technical infrastructure to the satisfaction of our Customers may harm our reputation and our ability to retain existing Customers and attract new Customers.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, potentially adversely affecting our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants or contractors, which will increase our operating expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, potentially resulting in continued uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and being subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, potentially resulting in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, results of operations, and financial condition.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, potentially adversely affecting our business, results of operations, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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the effect of uncertainties related to the global COVID-19 pandemic on U.S. and global economies, our business, results of operations, financial condition, demand for our Platform, sales cycles and Customer retention;

•	our future financial performance, including our revenue, cost of revenue and operating expenses and our ability to achieve and maintain future profitability;

•	our ability to effectively manage or sustain our growth and to effectively expand our operations;

•	our ability to enhance our Platform and develop and expand its capabilities;

•	our ability to further attract, retain, diversify, and expand our Customer base;

•	our ability to maintain our relationships with our Issuing Banks and Card Networks;

•	our strategies, plans, objectives, and goals;

•	our plans to expand internationally;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our estimated market opportunity;

•	economic and industry trends, projected growth, or trend analysis;

•	our ability to develop and protect our brand;

•	our ability to comply with laws and regulations;

•	our ability to successfully defend litigation brought against us;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to remediate our material weakness in our internal control over financial reporting;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates, and forecasts regarding the payments industry that are based on various sources, including Euromonitor International Limited and other independent industry publications or other publicly available information, as well as other information based on our internal sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position, and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates, and you are cautioned not to give undue weight to these estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus. The content of the below sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Certain information in the text of this prospectus is contained in independent industry publications and publicly-available reports. The source of these independent industry publications is provided below:

•	Bain & Company, The Covid-19 Tipping Point for Digital Payments, April 29, 2020

•	Edgar, Dunn & Company, Global Issuing Processing Market Sizing Model, January 2019

•	Euromonitor International Limited, Consumer Finance 2021 Edition

•	McKinsey & Company, The 2020 McKinsey Global Payments Report, October 2020

•	PYMNTS.com, Inspiring Trust In The New Digital Economy, September 2020

•	The Nilson Report, U.S. General Purpose Brands Purchase Volume in 2020, Issue 1191, February 2021

•	The Nilson Report, Global Network Cards in 2019, Issue 1178, June 2020

•	The Nilson Report, Top U.S. Issuers of Visa and Mastercard Consumer Cards, Issue 1180 July 2020

•	The Nilson Report, Payment Cards Projected Worldwide, Issue 1184, October 2020

•	Visa Inc., 2020 Investor Day Presentation, February 11, 2020

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $921.5 million, based upon an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. If the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full, we estimate that our net proceeds would be approximately $1,061.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs.

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $42.2 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. Similarly, each increase or decrease of 1.0 million in the number of shares of our Class A common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $20.6 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization, increase our financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for our stockholders and us. We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes and to fund our growth strategies, including continued investments in our business globally. We may also use a portion of the net proceeds that we receive to acquire or invest in complementary businesses, products, services, technologies, or other assets. We do not, however, have any agreements or commitments to enter into any acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest a portion of the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, any contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash, cash equivalents, restricted cash, and marketable securities, as well as our capitalization, as of March 31, 2021 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 351,844,340 shares of our common stock, (iii) the reclassification of our outstanding common stock as Class B common stock, (iv) the reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, (v) the net issuance of 428,675 shares of our common stock issuable pursuant to the vesting and settlement of 739,095 RSUs for which the service condition was satisfied as of March 31, 2021, and for which we expect the liquidity condition to be satisfied in connection with this offering (based on an assumed 42% tax withholding rate), (vi) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital of $6.8 million in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, as if such actions had occurred on March 31, 2021, and (vii) $19.2 million of cumulative share-based compensation expense related to the RSUs for which the service condition was satisfied as of March 31, 2021 and for which we expect the liquidity condition to be satisfied in connection with this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of 45,454,546 shares of our Class A common stock in this offering, based on an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds to satisfy the withholding tax obligations described above.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents, restricted cash and marketable securities (1)	$395,575	$395,575	$1,320,957

Redeemable convertible preferred stock warrant liabilities	4,827	—	—
Redeemable convertible preferred stock, $0.0001 par value; 352,047,950 shares authorized; 351,844,340 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	501,881	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 545,000,000 shares authorized, 132,518,340 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	13	48	—
Class A common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 1,500,000,000 shares authorized, no shares issued and outstanding, pro forma; and 1,500,000,000 shares authorized, 45,454,546 shares issued and outstanding, pro forma as adjusted	—	—	5
Class B common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 600,000,000 shares authorized, 484,791,355 shares issued and outstanding, pro forma; and 600,000,000 shares authorized, 484,791,355 shares issued and outstanding, pro forma as adjusted	—	—	48
Additional paid-in capital	52,794	571,840	1,500,195
Accumulated other comprehensive income (loss)	(20)	(20)	(20)
Accumulated deficit	(266,362)	(285,564)	(285,564)

Total stockholders’ equity (deficit):	(213,575)	286,304	1,214,664

Total capitalization	$293,133	$286,304	$1,214,664

(1)

The pro forma as adjusted amount of cash, cash equivalents, restricted cash and marketable securities assumes net proceeds from the sale of shares of our Class A common stock in this offering of approximately $925.3 million, which amount includes $3.8 million of offering expenses associated with this offering and paid as of March 31, 2021.

If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares of Class A common stock issued and outstanding as of March 31, 2021 would be $1.5 billion, $1.6 billion, $1.4 billion, $1.4 billion, and 52,272,727 shares, respectively.

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity by approximately $42.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our cash, cash equivalents and marketable securities, additional paid-in capital, and total stockholders’ equity (deficit) by approximately $20.6 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma column in the table above is based on no shares of our Class A common stock and 484,791,355 shares of our Class B common stock outstanding as of March 31, 2021, and excludes:

•

24,332,915 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.92 per share;

•

5,764,108 RSUs for shares of our Class B common stock that are issuable upon satisfaction of both service and liquidity conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;

•	25,033,190 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2021, with a weighted-average exercise price of $21.617 per share;

•	3,165,872 RSUs for shares of our Class B common stock that are issuable upon satisfaction of only service conditions that were granted after March 31, 2021;

•

203,610 shares of Class B common stock issuable upon the exercise of redeemable convertible preferred stock warrants held by Comerica Ventures Incorporated, outstanding as of March 31, 2021, with a weighted-average exercise price of $0.295 per share;

•

669,528 shares of Class B common stock issuable upon the exercise of common stock warrants held by Silicon Valley Bank outstanding as of March 31, 2021, with a weighted-average exercise price of $0.053 per share;

•	360,000 shares of our Class B common stock committed for future issuance to fund and support our social impact initiatives;

•

750,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Uber, dated September 15, 2020, with an exercise price of $0.01 per share, 22,500 of which are currently exercisable and 727,500 of which are exercisable upon attaining the Uber Warrant Milestones;

•

1,100,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Square, dated March 13, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining the Square Warrant Milestones;

•

50,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Ramp, dated March 31, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining the Ramp Warrant Milestones;

•	2,863,310 shares of our Class B common stock reserved for future issuance pursuant to our 2011 Plan; and

•	66,000,000 shares of our Class A common stock reserved for future issuance under our share-based compensation plans to be adopted in connection with this offering, consisting of:

•	60,000,000 shares of our Class A common stock reserved for future issuance under our 2021 Plan; and

•	6,000,000 shares of our Class A common stock reserved for future issuance under our ESPP.

Our 2021 Plan provides for annual automatic increases in the number of shares reserved thereunder and increases to the number of shares of Class A common stock that may be granted thereunder based on shares underlying any awards under our 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after completion of this offering.

Our pro forma net tangible book value as of March 31, 2021 was $286.3 million, or $0.59 per share, based on the total number of shares of our common stock outstanding as of March 31, 2021, after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 351,844,340 shares of our common stock, (iii) the reclassification of our outstanding common stock as Class B common stock, (iv) the reclassification of the redeemable convertible preferred stock warrant liabilities to additional paid-in capital, (v) the net issuance of 428,675 shares of our common stock issuable pursuant to the vesting and settlement of 739,095 RSUs for which the service condition was satisfied as of March 31, 2021, and for which we expect the liquidity condition to be satisfied in connection with this offering (based on an assumed 42% tax withholding rate), (vi) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital of $6.8 million in connection with tax withholding and remittance obligations related to such RSUs, based upon the initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, all of which will occur immediately prior to the completion of this offering, and (vii) $19.2 million of cumulative share-based compensation expense related to the RSUs for which the service condition was satisfied as of March 31, 2021 and for which we expect the liquidity condition to be satisfied in connection with this offering.

After giving effect to the sale by us of 45,454,546 shares of our Class A common stock in this offering at an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds to satisfy the withholding tax obligations described above. Our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $1.2 billion, or $2.29 per share. This represents an immediate increase in pro forma net tangible book value of $1.70 per share to our existing stockholders and immediate dilution of $19.71 per share to investors purchasing shares of our Class A common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$22.00
Pro forma net tangible book value per share as of March 31, 2021	$0.59
Increase in pro forma net tangible book value per share attributable to new investors in this offering	1.70

Pro forma as adjusted net tangible book value per share immediately after this offering		2.29

Dilution in pro forma net tangible book value per share to new investors in this offering		$19.71

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $0.08, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.92, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs.

In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase 6,818,181 additional shares of our Class A common stock from us in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $2.52 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $19.48 per share.

The following table presents, on a pro forma as adjusted basis as of March 31, 2021, after giving effect to the conversion and reclassification of all outstanding shares of redeemable convertible preferred stock into Class B common stock immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and redeemable convertible preferred stock, and the average price per share paid or to be paid to us at an assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs:

	Shares Purchased			Total Consideration		Average Price per Share
	Number		Percent	Amount	Percent
				(in thousands)
Existing stockholders	484,791,355	(1)	91.4%	$554,688	35.7%	$1.14
New investors	45,454,546		8.6	1,000,000	64.3	22.00

Total	530,245,901		100%	$1,554,688	100%

(1)

Includes the net issuance of 428,675 shares of our common stock issuable pursuant to the vesting and settlement of 739,095 RSUs for which the service condition was satisfied as of March 31, 2021, and for which we expect the liquidity condition to be satisfied in connection with this offering (based on an assumed 42% tax withholding rate).

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $42.2 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and tax withholdings related to the settlement of RSUs. In addition, to the extent any outstanding options to purchase Class B common stock are exercised, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of Class A common stock in full from us, our existing stockholders would own 90.3% and our new investors would own 9.7% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and 484,791,355 shares of our Class B common stock outstanding including our redeemable convertible preferred stock on as-converted basis as of March 31, 2021 and the net issuance of common stock issuable pursuant to the vesting and settlement of RSUs for which the service condition was satisfied as of March 31, 2021, and excludes:

•

24,332,915 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were outstanding as of March 31, 2021, with a weighted-average exercise price of $2.92 per share;

•

5,764,108 RSUs for shares of our Class B common stock that are issuable upon satisfaction of both service and liquidity conditions outstanding as of March 31, 2021, for which the service condition was not yet satisfied as of March 31, 2021;

•	25,033,190 shares of our Class B common stock issuable upon the exercise of options to purchase common stock granted after March 31, 2020, with a weighted-average exercise price of $21.617 per share;

•	3,165,872 RSUs for shares of our Class B common stock that are issuable upon satisfaction of only service conditions that were granted after March 31, 2021;

•

203,610 shares of Class B common stock issuable upon the exercise of redeemable convertible preferred stock warrants held by Comerica Ventures Incorporated, outstanding as of March 31, 2021, with a weighted-average exercise price of $0.295 per share;

•

669,528 shares of Class B common stock issuable upon the exercise of common stock warrants held by Silicon Valley Bank outstanding as of March 31, 2021, with a weighted-average exercise price of $0.053 per share;

•	360,000 shares of our Class B common stock committed for future issuance to fund and support our social impact initiatives;

•

750,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Uber, dated September 15, 2020, with an exercise price of $0.01 per share, 22,500 of which are currently exercisable and 727,500 of which are exercisable upon attaining the Uber Warrant Milestones;

•

1,100,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Square, dated March 13, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining the Square Warrant Milestones;

•

50,000 shares of Class B common stock issuable upon the exercise of a common stock warrant held by Ramp, dated March 31, 2021, with an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining the Ramp Warrant Milestones;

•	2,863,310 shares of our Class B common stock reserved for future issuance pursuant to our 2011 Plan; and

•	66,000,000 shares of our Class A common stock reserved for future issuance under our share-based compensation plans to be adopted in connection with this offering, consisting of:

•	60,000,000 shares of our Class A common stock reserved for future issuance under our 2021 Plan; and

•	6,000,000 shares of our Class A common stock reserved for future issuance under our ESPP.

Our 2021 Plan provides for annual automatic increases in the number of shares of our Class A common stock reserved thereunder and increases to the number of shares of our Class A common stock that may be granted thereunder based on shares underlying any awards under our 2011 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

To the extent that any outstanding options to purchase our Class B common stock are exercised, outstanding RSUs vest or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial data and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except per share amounts or as noted)
Consolidated Statements of Operations Data:
Net revenue	$143,267	$290,292	$48,388	$107,983
Costs of revenue	82,814	172,385	29,826	58,126

Gross profit	60,453	117,907	18,562	49,857

Gross margin	42%	41%	38%	46%
Operating expenses:
Compensation and benefits(1)	86,506	126,861	24,982	44,839
All other operating expenses	32,810	38,133	8,593	15,670

Loss from operations	(58,863)	(47,087)	(15,013)	(10,652)
Other income (expense), net	698	(521)	495	(2,167)
Income tax expense	(35)	(87)	(12)	(19)

Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)

Net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	$(1.07)	$(0.39)	$(0.12)	$(0.10)
Weighted-average shares used in computing net loss per share attributable to Class A and Class B common stockholders, basic and diluted(2)	113,852	122,933	118,478	130,841
Pro forma net loss attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		$(55,542)		$(29,730)
Pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		$(0.12)		$(0.06)
Weighted-average shares used in computing pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted (unaudited)(3)		469,360		483,415

(1)

Compensation and benefits include share-based compensation expense of $21.8 million, $28.2 million, $3.7 million, and $11.4 million for the years ended December 31, 2019 and December 31, 2020, and the three months ended March 31, 2020 and 2021, respectively. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to our RSUs as well as any other share-based awards we may grant in the future.

(2)	Refer to Note 13 to our consolidated financial statements for the detailed calculation.

(3)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the detailed calculation.

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,344	$220,433	$247,630
Restricted cash	7,800	7,800	7,800
Marketable securities	95,225	149,903	140,145
Working capital	132,894	289,808	289,370
Total assets	223,191	457,680	481,803
Total liabilities	85,849	169,516	193,497
Redeemable convertible preferred stock	335,748	501,881	501,881
Total stockholders’ deficit	(198,406)	(213,717)	(213,575)

Key Operating Metric and Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the key operating metric set forth below, to help us evaluate our business and growth trends, establish budgets, evaluate the effectiveness of our investments, and assess operational efficiencies. In addition to the results determined in accordance with GAAP, the following table sets forth a key operating metric and non-GAAP financial measures that we consider useful in evaluating our operating performance.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Total Processing Volume (TPV) (in millions)(1)	$21,674	$60,075	$8,996	$23,998
Net loss (in thousands)	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Net loss margin	(40)%	(16)%	(30)%	(12)%
Adjusted EBITDA (in thousands)(2)	$(34,026)	$(15,378)	$(10,411)	$1,647
Adjusted EBITDA margin(3)	(24)%	(5)%	(22)%	2%

(1)	Total Processing Volume (TPV) represents the total dollar amount of payments processed through our Platform, net of returns and chargebacks.
(2)

Adjusted EBITDA is a non-GAAP financial measure that is calculated as net income (loss) adjusted to exclude share-based compensation expense, depreciation and amortization, income tax expense, and other income (expense) net, which consists of interest expense from a bank loan, interest income from our marketable securities portfolio, fair value adjustments to redeemable convertible preferred stock warrant liabilities, and impairment of equity method investments.

(3)	Adjusted EBITDA Margin is a non-GAAP financial measure that is calculated as adjusted EBITDA divided by net revenue.

For additional information about our key metric and non-GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metric and Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this prospectus.

Overview

Marqeta created modern card issuing, and we believe modern card issuing is at the heart of today’s digital economy.

Marqeta’s modern card issuing platform, or our Platform, empowers our Customers—which include businesses like Affirm, DoorDash, Instacart, Klarna, and Square—to create customized payment cards that provide innovative payment experiences for their customers and end users. Before the rise of modern card issuing, creating cards was slow, complex, and subject to mistakes. Marqeta helps solve these problems. Our Platform, powered by open APIs, enables businesses to develop modern, frictionless payment card experiences for consumer and commercial use cases that are either the core of, or in support of, their core business.

Our modern architecture allows for flexibility, a high degree of configurability, and accelerated product development, democratizing access to card issuing technology. Marqeta’s open APIs provide instant access to our highly scalable, cloud-based, and configurable payment infrastructure that enables our Customers to launch and manage their own card programs, issue cards, and authorize and settle payments transactions.

In 2020, the Marqeta Platform processed $60.1 billion of TPV, up 177% from $21.7 billion in the prior year.

Historically, the capabilities to build and deploy card programs at scale were typically reserved for large financial institutions, not innovative and disruptive companies. Our Platform is designed to meet the card issuing and transaction processing needs of commerce disruptors and large financial institutions. Marqeta has already emerged as a card issuing platform category leader in many disruptive verticals, including on-demand delivery, alternative lending, expense management, disbursement, digital remittances, and digital banks. Our platform is sought out by large financial institutions to improve their existing offerings and stay competitive with technology-focused new market entrants. With approximately 320 million cards issued through the Marqeta Platform as of March 31, 2021, we are democratizing card issuing as the critical interface between Issuing Banks, Card Networks, and our Customers to manage all aspects of card issuing and processing.

Key Factors Affecting Our Performance

We believe Marqeta’s growth, future success, and performance are dependent upon a number of factors, including those listed below. While these factors present significant opportunities for us, they also represent challenges we must successfully address to grow the adoption and use of the Marqeta Platform and improve our results of operations.

Our growth is aligned with our Customers’ growth.    We believe our growth, future success, and performance is closely aligned with that of our Customers. We employ a usage-based model, based on processing volume, and derive the majority of our revenue from Interchange Fees generated by card transactions through our Platform. Interchange Fees are transaction- and volume-based fees paid by the Acquiring Bank to the Issuing Bank that issued the payment card used to purchase goods or services from the merchant. Our agreements with our Issuing Banks provide that we receive 100% of the Interchange Fees for processing our Customers’ card transactions. As our Customers’ processing volumes grow, they may earn an increased percentage of Revenue Share, where we share a portion of Interchange Fees with our Customers. Sharing an increased percentage of Interchange Fees with our Customers aligns our interests with our Customers’ growth and builds deeper Customer relationships. As the chart below illustrates, we have a consistent history of attracting new Customers and expanding their annual spend with us over time. The sustained year-over-year growth of our annual cohorts shows a healthy momentum across our Customer base, even exclusive of our largest Customer (Square). Some of our Customers have experienced incredible growth in the time they have been on our Platform and we remain a key operating partner that continues to support and benefit from their success. For example, Square became a Customer in 2016. Square launched the initial version of their Square Card program on our Platform in 2018. As processing volume with Square has grown, our net revenue has also grown such that Square is now our largest Customer, representing 60%, 70%, 66% and 73% of our net revenue in the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, respectively. If Square were to see a slowdown in its business or use our Platform in a reduced capacity, our business, results of operations, and financial condition could be adversely affected.

Revenue model.    We derive the majority of our revenue from Interchange Fees generated by processing payment transactions through our Platform. Interchange Fees are established by the Card Networks and the total Interchange Fees we collect are dependent on various factors including processing volume, merchant category code, transaction size, and other transaction attributes. For Customers under certain contracts, their percentage of Revenue Share increases as their respective processing volumes increase. Our gross margins may decrease as a result of this dynamic. However, we remain strategically focused on growing incremental gross profit dollars and have the ability to partially offset margin declines with better pricing that we achieve with Issuing Banks and Card Networks. Changes in transaction mix, which refers to the proportion of signature debit versus PIN debit transactions and consumer versus commercial debit cards that make up our TPV, and changes in TPV as a result of the COVID-19 pandemic, could result in fluctuations to our net revenue. Further, certain Customers’ processing volumes are subject to seasonal fluctuations that could cause varied revenue results across the quarters.

Effect of pricing initiatives for our payment processing services.    Our Customer contracts typically include Revenue Share provisions, incentivizing our Customers to continue to use our Platform and increase their processing volumes on our Platform. Revenue Share provisions include increased rates of Revenue Share when processing volumes reach specified volume tiers. As Customers’ processing volumes increase, they may earn an increased percentage of Revenue Share, which generally results in higher gross profit but can reduce our gross margin.

Ecosystem of key vendor partners.    We partner with Card Networks who oversee their global payment networks, through which debit, credit, and prepaid card payments are authorized, processed, and settled. We incur fees charged by the Card Networks to route our Customers’ transactions within the payments ecosystem. These fees are reflected in our costs of revenue. Given our ability to direct processing volume to specific Card Networks, we are able to negotiate certain incentive rebates that effectively reduce the overall network fees. With the scale of the transactions we process on behalf of our Customers, we believe we can continue to negotiate favorable incentive rebates. However, if these fees increase, our gross margins will decrease.

We partner with Issuing Banks to facilitate the issuance of payment cards to our Customers and to sponsor our Customers’ card programs on Card Networks because we do not have regulatory authority to perform these activities ourselves. We pay volume- and transaction-based fees to the Issuing Banks. The fees are typically structured based on volume tiers; as our processing volumes grow, these fees as a percentage of processing volume decline. These fees are reflected in our costs of revenue.

System performance and reliability.    Our partnerships with the Card Networks and Issuing Banks rely on our secure and compliant processing in accordance with their standards and require continued diligence to combat fraud and misuse of our Platform. Any disruption to our ability to process transactions through our Platform may impact our net revenue. Additionally, system downtime could result in contractual payments to our Customers based on service level commitments included in our Customer contracts, which could adversely affect our financial performance.

Continued investment in our Platform.    We make significant investments in both new product development and platform enhancements, such as our Tokenization as a Service product introduced in 2020. Further, we will continue to invest in operational support to maintain service levels expected by our Customers. We believe these investments in product development and operational efficiency will lead to long-term growth and profitability.

Impact of COVID-19

The unprecedented and rapid spread of COVID-19 and the resultant shelter-in-place orders, promotion of social distancing measures, restrictions on businesses deemed non-essential, and travel restrictions implemented throughout the United States in March 2020 have significantly affected many aspects of the economy throughout 2020. While the U.S. economy improved in the first quarter of 2021 with millions of Americans receiving the COVID-19 vaccine, decreases in general unemployment, and states and municipalities easing shelter-in-place restrictions, the path of the U.S. economy continues to depend on the course of the COVID-19 virus.

In response to the COVID-19 pandemic, we implemented measures to focus on employee safety and Customer support, while at the same time seeking to mitigate any negative impact on our financial position and operations. We implemented remote working capabilities for our entire company and, to date, there has been minimal disruption to our operations.

The restaurant, travel, and hospitality sectors of the U.S. economy have been significantly and adversely affected by the COVID-19 pandemic. We believe this has accelerated the shift of purchasing activities from offline to online and the growth of on-demand delivery services, along with the growth of the buy-now-pay-later solution providers. Many of these service providers are our Customers, and are experiencing accelerated adoption of virtual and contactless forms of payments.

Overall, these trends significantly contributed to the increases in our net revenue of $147.0 million, or 103%, and in our gross profit of $57.5 million, or 95%, for 2020 as compared to 2019, and to the increases in our net revenue of $59.6 million, or 123%, and in our gross profit of $31.3 million, or 169%, for the three months ended March 31, 2021 compared to the same period in 2020. Further, in March 2021, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, as extended by the Coronavirus Response and Relief Supplemental Appropriations Act of 2021, among other things, provided individuals affected by the COVID-19 pandemic with stimulus cash payments. While we cannot estimate the actual effect on our TPV and net revenue during the first quarter of 2021, we believe these stimulus payments contributed to the increase in our TPV and net revenue for the three months ended March 31, 2021 compared to the three months ended December 31, 2020. Compared to the fourth quarter of 2020, TPV and net revenue increased in the first quarter of 2021 by $5.3 billion, or 28%, and $19.8 million, or 22%, respectively. It is uncertain what effect a lifting of shelter-in-place orders, social distancing, and other restrictions will have on the processing volumes of our Customers, and on our results of operations.

The COVID-19 pandemic and related economic uncertainty has also led the Card Networks to postpone their regular changes to interchange rates, which play an important role in our business and impact net revenue. The Card Networks publish changes to interchange rates in April and October each year. Visa and Mastercard had postponed nearly all of their interchange rate updates for April and October 2020, and in March 2021 again announced further postponements in interchange rate changes through April 2022 as a result of COVID-19’s impact to the U.S. economy. The net Interchange Fees we earn are affected by a multiple of factors. These factors include changes to the published interchange rates, the size of the individual transaction, and the mix of transactions between signature-based and PIN-based, consumer card and commercial card product types, and merchant categories, and Card Network-negotiated merchant rates. Although the Card Networks have announced some expected interchange rate changes for April 2022, it is uncertain if there will be more changes implemented after lifting the current postponements. Additionally, as in the normal course of updating interchange rates, the Card Networks continually assess the influence of improved payments technology, industry trends, and the ongoing need to maintain balance of the payments ecosystem. All these factors combined can affect how future changes in interchange rates will impact our net revenue.

While our business has not been adversely affected by the COVID-19 pandemic to date, we continue to monitor the situation and may take actions that alter our operations and business practices as may be required by federal, state, or local authorities or that we determine are in the best interests of our Customers, vendors, and employees.

Key Operating Metric and Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the key operating metric set forth below, to help us evaluate our business and growth trends, establish budgets, evaluate the effectiveness of our investments, and assess operational efficiencies. In addition to the results determined in accordance with GAAP, the following table sets forth a key operating metric and non-GAAP financial measures that we consider useful in evaluating our operating performance.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Total Processing Volume (TPV) (in millions)	$21,674	$60,075	$8,996	$23,998
Net loss (in thousands)	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Net loss margin	(40)%	(16)%	(30)%	(12)%
Adjusted EBITDA (in thousands)	$(34,026)	$(15,378)	$(10,411)	$1,647
Adjusted EBITDA Margin	(24)%	(5)%	(22)%	2%

Total Processing Volume (TPV)—Total Processing Volume (TPV) represents the total dollar amount of payments processed through our Platform, net of returns and chargebacks. We believe that TPV is a key indicator of the market adoption of our Platform, growth of our brand, growth of our Customers’ businesses and scale of our business.

Adjusted EBITDA—Adjusted EBITDA is a non-GAAP financial measure that is calculated as net income (loss) adjusted to exclude share-based compensation expense; depreciation and amortization; income tax expense; and other income (expense) net, which consists of interest expense from a bank loan, interest income from our marketable securities portfolio, changes in the fair value of redeemable convertible preferred stock warrant liabilities, impairment of equity method investments, realized foreign currency gains and losses, and interest income from our marketable securities. We believe that adjusted EBITDA is an important measure of operating performance because it allows management and our board of directors to evaluate and compare our core operating results, including our operating efficiencies, from period to period. Additionally, we utilize adjusted EBITDA as an input into our calculation of certain annual employee bonus plans. See the section titled “Limitations of Non-GAAP Financial Measures” for a discussion of the use of non-GAAP measures and a reconciliation of the net loss to Adjusted EBITDA.

Adjusted EBITDA Margin—Adjusted EBITDA Margin is a non-GAAP financial measure that is calculated as adjusted EBITDA divided by net revenue. This is used by management and our board of directors to determine our operating efficiency.

Limitations of Non-GAAP Financial Measures

Our non-GAAP measures have limitations as analytical tools and you should not consider them in isolation. These non-GAAP measures should not be viewed as a substitute for, or superior to, measures prepared in accordance with GAAP. In evaluating these non-GAAP measures, you should be aware that in the future we will incur expenses similar to the adjustments in the presentation set forth above. There are a number of limitations related to the use of these non-GAAP measures versus their most directly comparable GAAP measures, including the following:

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently than how we calculate this measure or not at all; this reduces its usefulness as a comparative measure;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures; and

•	adjusted EBITDA does not reflect the effect of income taxes that may represent a reduction in cash available to us.

We encourage investors to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures.

A reconciliation of net loss to adjusted EBITDA for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 is as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(dollars in thousands )
Net revenue	$143,267	$290,292	$48,388	$107,983
Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Net loss margin	(40)%	(16)%	(30)%	(12)%
Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Depreciation and amortization expense	3,080	3,498	857	907
Share-based compensation expense	21,757	28,211	3,745	11,392
Other income (expense), net	(698)	521	(495)	2,167
Income tax expense	35	87	12	19

Adjusted EBITDA	$(34,026)	$(15,378)	$(10,411)	$1,647

Adjusted EBITDA Margin	(24)%	(5)%	(22)%	2%

Components of Results of Operations

Net Revenue

We have two components of net revenue: platform services revenue, net and other services revenue.

Platform services revenue, net.    Platform services revenue includes Interchange Fees, net of Revenue Share and other service level payments to Customers. Platform services revenue also includes processing and other fees. Interchange Fees are earned on card transactions we process for our Customers and are calculated based on a percentage of the amount of a specific card transaction plus a fixed amount per transaction. Interchange Fees are recognized when the associated transactions are settled.

Revenue Share payments are incentives to Customers to increase processing volumes on our Platform. Revenue Share is generally computed as a percentage of the Interchange Fees earned or processing volume and is paid to Customers monthly. Revenue Share payments are recorded as a reduction to revenue. As Customers’ processing volumes increase, they may earn an increased percentage of Revenue Share.

Processing and other fees include fees earned when end users use payment cards at automated teller machines and minimum processing fees if Customers’ processing volumes fall below certain thresholds.

Other services revenue.    Other services revenue primarily consists of revenue earned for card fulfillment services. Card fulfillment fees are generally billed to Customers upon ordering card inventory and recognized as revenue when the cards are shipped to the Customers.

Costs of Revenue

Costs of revenue consist of Card Network costs, Issuing Bank costs, and card fulfillment costs. Card Network costs are generally equal to a specified percentage of processing volume or a fixed amount per transaction routed through the respective Card Network. Issuing Bank costs compensate our Issuing Banks for issuing cards to our Customers and sponsoring our card programs with the Card Networks and are generally equal to a specified percentage of processing volume or a fixed amount per transaction. Card fulfillment costs include physical cards, packaging, and other fulfillment costs.

We have separate marketing and incentive arrangements with Card Networks that provide us with monetary incentives for processing volume via the respective Card Network. The amount of the incentives is determined based on a percentage of the processing volume routed over the Card Network. We record these incentives as a reduction of Card Network fees included in costs of revenue. Generally, as Customers’ processing volumes increase we earn a higher rate of monetary incentives from these arrangements, subject to attaining certain volume tiering thresholds during a six-month or annual measurement period. For certain incentive arrangements with an annual measurement period, the one-year period may not align with our fiscal year.

Operating Expenses

Compensation and Benefits.    Compensation and benefits consist primarily of salaries, employee benefits, incentive compensation, and share-based compensation. We expect that our compensation and benefits expenses will increase in absolute dollars as our business grows. Commencing in the first quarter of 2020, we began granting RSUs to employees. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four years. The liquidity condition is satisfied upon the occurrence of a change in control of the company or the consummation of an initial public offering. In the quarter that we complete this initial public offering, we will record share-based compensation expense for all RSUs that have met the service condition to date using the accelerated attribution method. As of December 31, 2020 and March 31, 2021, no share-based compensation expense had been recognized for RSUs because the liquidity condition had not occurred. If our initial public offering had occurred on December 31, 2020, we would have recognized $9.8 million of cumulative share-based compensation expense related to these RSUs on that date. If our initial public offering had occurred on March 31, 2021, we would have recognized $19.2 million of cumulative share-based compensation expense related to these RSUs on that date.

Further, in April and May 2021, our board of directors granted our Chief Executive Officer equity incentive awards in the form of performance-based stock options covering 19,740,923 and 47,267 shares of our Class B common stock, respectively. The awards vest only upon the satisfaction of certain service and performance conditions including the achievement of certain stock price targets. The awards will have a term ending on the seventh anniversary of our IPO date and are eligible to vest based on our stock price performance over a performance period beginning upon the expiration of the lock-up period associated with an underwritten public offering of our Class A common stock. The aggregate grant date fair value of these awards was $208.4 million, which will be recognized as share-based compensation over the derived service period using the accelerated attribution method.

Professional Services.    Professional services consist primarily of consulting, legal, and recruiting fees. We expect that our professional services expenses will increase in absolute dollars as our business grows.

Technology.    Technology consists primarily of third-party hosting fees, software licenses, and hardware purchases below our capitalization threshold, and support and maintenance costs. We expect that our technology expenses will increase in absolute dollars as our business grows.

Occupancy.    Occupancy consists primarily of rent expense, repairs, maintenance, and other building related costs. We expect that our occupancy expenses will increase in absolute dollars as our business grows.

Depreciation and Amortization.    Depreciation and amortization consist primarily of depreciation of our fixed assets. We expect that our depreciation and amortization expenses will increase in absolute dollars as our business grows.

Marketing and Advertising.    Marketing and advertising consist primarily of costs of general marketing activities and promotional activities. We expect that our marketing and advertising expenses will increase in absolute dollars as our business grows.

Other Operating Expenses.    Other operating expenses consist primarily of indirect state and local taxes, employee training, charitable donations and other general office expenses. We expect that our other operating expenses will increase in absolute dollars as our business grows and we expect we will incur increased expenses to operate as a public company.

Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. As a result, we expect that our operating expenses will increase in absolute dollars as our business grows.

Other Income (Expense), net

Other income (expense), net consists primarily of interest income from our marketable securities, interest expense on our loan and security agreement that was paid off in December 2019, realized foreign currency gains and losses, changes in the fair value of the redeemable convertible preferred stock warrant liabilities, and impairment of our equity method investments in 2019.

Income Tax Expense

Income tax expense consists of U.S. federal and state income taxes and U.K. income taxes. We maintain a full valuation allowance on our federal and state net deferred tax assets as we have concluded that it is not more likely than not that we will realize our net deferred tax assets.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net revenue	$143,267	$290,292	$48,388	$107,983
Costs of revenue	82,814	172,385	29,826	58,126

Gross profit	60,453	117,907	18,562	49,857
Operating expenses:
Compensation and benefits	86,506	126,861	24,982	44,839
Professional services	8,960	10,129	2,346	6,261
Technology	7,796	13,239	2,439	5,626
Occupancy	3,777	4,337	1,087	1,086
Depreciation and amortization	3,080	3,498	857	907
Marketing and advertising	2,080	1,670	338	495
Other operating expenses	7,117	5,260	1,526	1,295

Total operating expenses	119,316	164,994	33,575	60,509

Loss from operations	(58,863)	(47,087)	(15,013)	(10,652)
Other income (expense), net	698	(521)	495	(2,167)

Loss before income tax expense	(58,165)	(47,608)	(14,518)	(12,819)
Income tax expense	(35)	(87)	(12)	(19)

Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)

The following table sets forth our results of operations for the periods presented as a percentage of our net revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net revenue	100%	100%	100%	100%
Costs of revenue	58	59	62	54

Gross margin	42	41	38	46
Operating expenses:
Compensation and benefits	60	44	52	42
Professional services	6	3	5	6
Technology	5	5	5	5
Occupancy	3	1	2	1
Depreciation and amortization	2	1	2	1
Marketing and advertising	1	1	1	—
Other operating expenses	5	2	2	1

Total operating expenses	82	57	69	56

Loss from operations	(40)	(16)	(31)	(10)
Other income (expense), net	—	—	1	(2)

Loss before income tax expense	(40)	(16)	(30)	(12)
Income tax expense	—	—	—	—

Net loss	(40)%	(16)%	(30)%	(12)%

Comparison of the Fiscal Years Ended December 31, 2019 and 2020

Net Revenue

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Net revenue:
Net interchange fees	$116,469	$234,397	$117,928	101%
Processing and other fees	20,949	47,889	26,940	129%

Total platform services, net	137,418	282,286	144,868	105%
Other services	5,849	8,006	2,157	37%

Total net revenue	$143,267	$290,292	$147,025	103%

Total Processing Volume (TPV) (in millions)	$21,674	$60,075	$38,401	177%

Total net revenue increased by $147.0 million, or 103%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, of which $117.7 million was generated by Square. The increase was primarily driven by a 177% increase in TPV. This increase was due to a 170% increase in processing volume generated from Square, and a 188% increase in processing volume generated from all other programs, excluding Square. This increase in TPV drove a $117.9 million, or 101%, increase in net Interchange Fees. In relation to the growth in TPV, net revenue grew slower in the year ended December 31, 2020, primarily due to the change in processing mix. Specifically, the consumer card processing volume and PIN network volume, which generates lower Interchange Fees, grew faster than the commercial processing volume, which typically generates higher Interchange Fees. The increase in TPV also drove a 161% increase in Revenue Share in the year ended December 31, 2020 compared to the year ended December 31, 2019. Processing and other fees increased $26.9 million, or 129%, in the year ended December 31, 2020 compared to the year ended December 31, 2019, due to an increase in automated teller machine processing volume.

Costs of Revenue and Gross Margin

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Costs of revenue:
Card Network fees, net	$64,947	$145,617	$80,670	124%
Issuing Bank fees	12,511	19,785	7,274	58%
Other	5,356	6,983	1,627	30%

Total costs of revenue	$82,814	$172,385	$89,571	108%

Gross profit	$60,453	$117,907	$57,454	95%
Gross margin	42%	41%

Costs of revenue increased by $89.6 million, or 108%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to increased Card Network fees as the result of the 177% increase in TPV and 112% increase in the number of transactions. Such fees are net of monetary incentives earned from Card Networks for processing volume via the respective Card Networks during the period. Issuing Bank fees are typically structured based on volume tiers; as our processing volumes grow, these fees as a percentage of processing volume decline. Issuing Bank fees increased $7.3 million, or 58%, which was lower than the percentage of increase in TPV as a result of volume tiers being met at Sutton Bank.

As a result of the increases in net revenue and cost of revenue discussed above, gross profit increased by $57.5 million, or 95%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Gross margin decreased from 42% during the year ended December 31, 2019 to 41% during the year ended December 31, 2020, primarily due to the increase in Revenue Share amounts paid to Customers.

Compensation and Benefits

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Salaries, bonus, benefits and payroll taxes	$64,749	$98,650	$33,901	52%
Share-based compensation	21,757	28,211	6,454	30%

Total compensation and benefits	$86,506	$126,861	$40,355	47%

Percentage of net revenue	60%	44%
Average full time employees during the period	296	427	131	44%

Compensation and benefits expenses increased by $40.4 million, or 47%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $33.9 million increase in employee-related costs due to an increase in the number of employees, and a $6.5 million increase in share-based compensation related to employees’ stock options and secondary common stock sale transactions.

The number of employees grouped by functional area is as follows:

	As of December 31,
	2019	2020	Change	% Change
Product & Technology	149	260	111	74%
Payment Operations	77	86	9	12%
Sales & Marketing	68	80	12	18%
General & Administrative	66	83	17	26%

Total	360	509	149	41%

Professional Services

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Professional services	$8,960	$10,129	$1,169	13%
Percentage of net revenue	6%	3%

Professional services expenses increased by $1.2 million, or 13%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $1.2 million increase in accounting, consulting, and legal fees, and a $0.9 million increase in contractors fees, which were partially offset by a $0.9 million decrease in recruiting fees.

Technology

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Technology	$7,796	$13,239	$5,443	70%
Percentage of net revenue	5%	5%

Technology expenses increased by $5.4 million, or 70%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to a $3.3 million increase in hosting costs to support our continued growth and increase in TPV and a $2.1 million increase in software licensing costs.

Occupancy

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Occupancy	$3,777	$4,337	$560	15%
Percentage of net revenue	3%	1%

Occupancy expense increased by $0.6 million, or 15%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to an increase in rent and related charges for an office space that we committed to add, prior to the enactment of shelter-in-place orders, as a result of the expected increase in the number of employees. With the increase of the number of our employees working remotely, we will continue to evaluate the need for additional office space.

Depreciation and Amortization

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Depreciation and amortization	$3,080	$3,498	$418	14%
Percentage of net revenue	2%	1%

Depreciation and amortization increased by $0.4 million, or 14%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to depreciation on fixed assets used to support continued headcount and business growth.

Marketing and Advertising

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Marketing and advertising	$2,080	$1,670	$(410)	(20)%
Percentage of net revenue	1%	1%

Marketing and advertising expenses decreased by $0.4 million, or 20%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to participation in fewer trade shows and conferences as a result of the COVID-19 pandemic. We continue to monitor the pandemic situation and if authorities continue to loosen restrictions related to COVID-19, we expect these expenses to increase.

Other Operating Expenses

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Other operating expenses	$7,117	$5,260	$(1,857)	(26)%
Percentage of net revenue	5%	2%

Other operating expenses decreased by $1.9 million, or 26%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to reduced travel and office related expenses as a result of the shelter-in-place orders instituted in response to the spread of COVID-19. In March 2020, we closed our offices and ceased all employee business travel. These actions reduced employee travel and related expenses by $2.2 million and reduced office meals by $1.2 million during the year ended December 31, 2020 compared to the year ended December 31, 2019. When shelter-in-place orders are lifted, and we open our offices and allow business travel, we expect these expenses to increase. The decrease was partially offset by an increase in various state and local taxes of $0.8 million, an increase in charitable donations of $0.5 million and an increase in other miscellaneous operating expenses of $0.2 million.

Other income (expense), net

	Year Ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change
Other income (expense), net	$698	$(521)	$(1,219)	(175)%
Percentage of net revenue	—%	—%

Other income (expense), net decreased by $1.2 million, or 175%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to $1.9 million increase in the fair value of the redeemable convertible preferred stock warrant liabilities and $0.6 million decrease in interest income from our marketable securities. These changes were partially offset by a $0.8 million expense in 2019 related to an impairment of our equity method investment that did not recur in 2020 and a $0.5 million decrease in interest expense on our loan and security agreement that was paid off in December 2019.

Our Customers and Customer Concentration

As we expand our use cases, product offerings, and global footprint, we attract new industry innovators and help existing Customers expand into new verticals, programs, markets and geographies. Our Customers consistently tell us that our ability to work at speed, simplify the complex, and envision their end users’ experience helps them focus on what they do best—building innovative products and serving their customers. We believe we are deeply integrated with our Customers in three ways: our technology underpins their core business or supports a core business process, our people become their trusted partner, and our solutions drive their key processes.

Our solutions are helping to power market disruptors, with scalable card issuing programs that have experienced rapid adoption. The outperformance of innovators such as Square has underpinned our rapid growth, while we add new innovators to our Platform.

As an indicator of the strength of our relationships, we achieved dollar-based net revenue retention3 of over 200% for each of the years ended December 31, 2019 and 2020.

As we continue to onboard new Customers and they begin to increase their processing volumes on our Platform, we expect meaningful processing volume and net revenue diversification over time.

For the years ended December 31, 2019 and 2020, we generated 60% and 70% of our net revenue from our largest Customer, Square. For the three months ended March 31, 2020 and 2021, we generated 66% and 73%, respectively, of our net revenue from Square.

[3]

Dollar-based net revenue retention measures our ability to increase net revenue across our existing Customer base through expansion of processing volume offset by any reduced net revenue and loss of Customers in a given period. Dollar-based net revenue retention is calculated as net revenue derived during a given period from Customers existing at the beginning of the period, divided by net revenue from these same Customers in the prior period. This metric reflects any attrition of net revenue and loss of Customers during the current period.

Comparison of the Three Months Ended March 31, 2020 and 2021

Net Revenue

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Net revenue:
Net interchange fees	$39,108	$87,254	$48,146	123%
Processing and other fees	7,649	18,979	11,330	148%

Total platform services, net	$46,757	$106,233	$59,476	127%
Other services	1,631	1,750	119	7%

Total net revenue	$48,388	$107,983	$59,595	123%

Total Processing Volume (TPV) (in millions)	$8,996	$23,998	$15,002	167%

Total net revenue increased by $59.6 million, or 123%, for the three months ended March 31, 2021 compared to the same period in 2020, of which $47.9 million was generated by Square. The increase in net revenue was primarily driven by a 167% increase in TPV. This increase was due to a 168% increase in processing volume generated from Square and a 165% increase in processing volume generated from all other Customers, excluding Square. This increase in TPV drove a $48.1 million, or 123%, increase in net Interchange Fees. The increase in net Interchange Fees due to the increase in TPV was partially offset by a decrease in Interchange Fees due to a change in processing mix. Interchange rates may vary due to changes in transaction volume type, including average transaction size, merchant classifications, and consumer versus commercial classification. Consistent with the increase in TPV, Revenue Share increased 164% in the three months ended March 31, 2021 compared to the same period in 2020. TPV was affected by the COVID-19 pandemic and the stimulus payments as discussed in the section above under the caption “Impact of COVID-19.” Processing and other fees increased $11.3 million or 148% in the three months ended March 31, 2021 compared to the same period in 2020 due to an increase in automated teller machine processing volume.

Costs of Revenue and Gross Margin

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Costs of revenue:
Card Network fees, net	$24,311	$49,829	$25,518	105%
Issuing Bank fees	4,068	6,451	2,383	59%
Other	1,447	1,846	399	28%

Total costs of revenue	$29,826	$58,126	$28,300	95%

Gross profit	$18,562	$49,857	$31,295	169%
Gross margin	38%	46%

Costs of revenue increased by $28.3 million, or 95%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to increased Card Network fees as the result of the 167% increase in TPV and 103% increase in the number of corresponding transactions. Network fees are net of monetary incentives from Card Networks for processing volume through the respective Card Networks during the period. Card Network fees for the three months ended March 31, 2021 reflect a reduction of $4.6 million related to monetary incentives that we earned as a result of processing volumes reaching a specified threshold in March 2021. The additional incentive rates were applied to all relevant processing volumes once the threshold was reached in March 31, 2021. The processing volume thresholds resulting in additional incentives were not reached in the three months ended March 31, 2020.

Issuing Bank fees increased $2.4 million, or 59%, for the three months ended March 31, 2021 compared to the same period in 2020, which was lower than the percentage of increase in TPV as a result of volume tiers being met at Sutton Bank. Issuing Bank fees are typically structured based on volume tiers; as our processing volumes grow, these fees as a percentage of processing volume decline.

As a result of the increases in net revenue and cost of revenue discussed above, our gross profit increased by $31.3 million, or 169%, for the three months ended March 31, 2021 compared to the same period in 2020.

Our gross margin increased to 46% during the three months ended March 31, 2021—including the benefit of the monetary incentives mentioned above—from 38% during the same period in 2020.

Compensation and Benefits

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Salaries, bonus, benefits and payroll taxes	$21,237	$33,447	$12,210	57%
Share-based compensation	3,745	11,392	7,647	204%

Total compensation and benefits	$24,982	$44,839	$19,857	79%

Percentage of net revenue	52%	42%
Average full time employees during the period	366	534	168	46%

Compensation and benefits expenses increased by $19.9 million, or 79%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to a $12.2 million increase in employee-related costs due to the increase in the number of employees, and a $7.6 million increase in share-based compensation related to employees’ stock options and secondary sales of common stock. Share-based compensation expense in the three months ended March 31, 2020 and 2021 included $1.4 million and $5.9 million, respectively, associated with secondary sales of common stock by employees. We do not expect to record share-based compensation expense associated with secondary sales of common stock in periods after the completion of this offering.

Professional Services

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Professional services	$2,346	$6,261	$3,915	167%
Percentage of net revenue	5%	6%

Professional services expenses increased by $3.9 million, or 167%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to a $2.3 million increase in accounting, consulting, and legal fees, a $1.4 million increase in contractors cost, and a $0.2 million increase in recruiting fees.

Technology

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Technology	$2,439	$5,626	$3,187	131%
Percentage of net revenue	5%	5%

Technology expenses increased by $3.2 million, or 131%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to a $2.0 million increase in third-party hosting costs to support our continued growth and increase in TPV and a $1.2 million increase in software licensing costs as we continue implementing new systems and tools.

Occupancy

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Occupancy	$1,087	$1,086	$(1)	—%
Percentage of net revenue	2%	1%

Occupancy expense remained relatively flat for the three months ended March 31, 2021 compared to the same period in 2020 as a result of the enactment of shelter-in-place orders and the increase in the number of our employees working remotely. We will continue to evaluate the need for additional office space.

Depreciation and Amortization

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Depreciation and amortization	$857	$907	$50	6%
Percentage of net revenue	2%	1%

Depreciation and amortization remained relatively flat for the three months ended March 31, 2021 compared to the same period in 2020.

Marketing and Advertising

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Marketing and advertising	$338	$495	$157	46%
Percentage of net revenue	1%	—%

Marketing and advertising expenses increased by $0.2 million, or 46%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily related to advertising and brand awareness investments to further grow our customer base.

Other Operating Expenses

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Other operating expenses	$1,526	$1,295	$(231)	(15)%
Percentage of net revenue	3%	1%

Other operating expenses decreased by $0.2 million, or 15%, for the three months ended March 31, 2021 compared to the same period in 2020. The decrease was primarily due to reduced travel and office related expenses as a result of the shelter-in-place orders instituted in response to the spread of COVID-19. In March 2020, we closed our offices and ceased all employee business travel. These actions reduced employee travel and related expenses by $0.3 million and reduced office meals by $0.2 million during the three months ended March 31, 2021 compared to the same period in 2020. When shelter-in-place orders are lifted and we open our offices and allow business travel, we expect these expenses to increase. The decrease was partially offset by an increase in various state and local taxes of $0.2 million and an increase in other miscellaneous operating expenses of $0.1 million.

Other income (expense), net

	Three Months Ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change
Other income (expense), net	$495	$(2,167)	$(2,662)	(538)%
Percentage of net revenue	1%	(2)%

Other income (expense), net decreased by $2.7 million, or 538%, for the three months ended March 31, 2021 compared to the same period in 2020. The decrease was primarily due to a $2.4 million increase in the expense related to the change in the fair value of the redeemable convertible preferred stock warrant liabilities and a $0.3 million decrease in interest income from our marketable securities portfolio.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the eight fiscal quarters ended March 31, 2021 as well as the percentage of net revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands)
Net revenue	$35,572	$39,184	$42,806	$48,388	$69,402	$84,306	$88,196	$107,983
Costs of revenue	18,936	22,575	25,297	29,826	41,785	49,024	51,750	58,126

Gross profit	16,636	16,609	17,509	18,562	27,617	35,282	36,446	49,857
Operating expenses:
Compensation and benefits	30,493	19,053	22,350	24,982	25,901	38,231	37,747	44,839
Professional services	2,502	2,137	2,283	2,346	2,479	2,132	3,172	6,261
Technology	1,817	2,001	2,394	2,439	2,660	3,432	4,708	5,626
Occupancy	951	950	1,052	1,087	1,080	1,100	1,070	1,086
Depreciation and amortization	767	818	855	857	850	901	890	907
Marketing and advertising	454	218	1,098	338	343	371	618	495
Other operating expenses	1,994	2,127	1,582	1,526	1,101	1,287	1,346	1,295

Total operating expenses	38,978	27,304	31,614	33,575	34,414	47,454	49,551	60,509

Loss from operations	(22,342)	(10,695)	(14,105)	(15,013)	(6,797)	(12,172)	(13,105)	(10,652)
Other income (expense), net	496	580	(220)	495	(295)	(83)	(638)	(2,167)

Loss before income tax expense	(21,846)	(10,115)	(14,325)	(14,518)	(7,092)	(12,255)	(13,743)	(12,819)
Income tax expense	—	—	(35)	(12)	(15)	(43)	(17)	(19)

Net loss	$(21,846)	$(10,115)	$(14,360)	$(14,530)	$(7,107)	$(12,298)	$(13,760)	$(12,838)

	Three Months Ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs of revenue	53	58	59	62	60	58	59	54

Gross margin	47	42	41	38	40	42	41	46
Operating expenses:
Compensation and benefits	86	49	52	52	37	45	43	42
Professional services	7	5	5	5	4	3	4	6
Technology	5	5	6	5	4	4	5	5
Occupancy	3	2	2	2	2	1	1	1
Depreciation and amortization	2	2	2	2	1	1	1	1
Marketing and advertising	1	1	3	1	—	—	1	—
Other operating expenses	6	5	4	2	2	2	2	1

Total operating expenses	110	69	74	69	50	56	57	56

Loss from operations	(63)	(27)	(33)	(31)	(10)	(14)	(16)	(10)
Other income (expense), net	1	1	(1)	1	—	—	(1)	(2)

Loss before income tax expense	(62)	(26)	(34)	(30)	(10)	(14)	(17)	(12)
Income tax expense	—	—	—	—	—	—	—	—

Net loss	(62)%	(26)%	(34)%	(30)%	(10)%	(14)%	(17)%	(12)%

Key Operating Metric and Non-GAAP Financial Measures

	Three Months Ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
Total Processing Volume (TPV) (in millions)	$4,793	$5,922	$7,105	$8,996	$15,082	$17,250	$18,748	$23,998
Net loss (in thousands)	$(21,846)	$(10,115)	$(14,360)	$(14,530)	$(7,107)	$(12,298)	$(13,760)	$(12,838)
Net loss margin	(62)%	(26)%	(34)%	(30)%	(10)%	(14)%	(17)%	(12)%
Adjusted EBITDA (in thousands)	$(6,075)	$(8,325)	$(9,789)	$(10,411)	$(3,029)	$686	$(2,624)	$1,647
Adjusted EBITDA Margin	(17)%	(21)%	(23)%	(22)%	(4)%	1%	(3)%	2%

A reconciliation of net loss to adjusted EBITDA for the eight fiscal quarters ended March 31, 2021 is as follows:

	Three Months Ended
	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	(in thousands)
Net revenue	$35,572	$39,184	$42,806	$48,388	$69,402	$84,306	$88,196	$107,983
Net loss	(21,846)	(10,115)	(14,360)	(14,530)	(7,107)	(12,298)	(13,760)	(12,838)
Depreciation and amortization expense	767	818	855	857	850	901	890	907
Share-based compensation expense	15,500	1,552	3,461	3,745	2,918	11,957	9,591	11,392
Other income (expense), net	(496)	(580)	220	(495)	295	83	638	2,167
Income tax expense	—	—	35	12	15	43	17	19

Adjusted EBITDA	$(6,075)	$(8,325)	$(9,789)	$(10,411)	$(3,029)	$686	$(2,624)	$1,647

Adjusted EBITDA Margin	(17)%	(21)%	(23)%	(22)%	(4)%	1%	(3)%	2%

Quarterly Trends

Net Revenue, Costs of Revenue and Gross Profit

Our net revenue increased in each of the quarters presented and is generally highly correlated to TPV. Net revenue for the second quarter of 2020 increased significantly due to additional processing volume from on-demand delivery Customers as a result of the changing spending patterns caused by the COVID-19 pandemic. Net revenue for the first quarter of 2021 increased significantly due, in part, to additional processing volume attributable to COVID-19 pandemic-related stimulus cash payments from the U.S. government. See the section titled “Impact of COVID-19” for further discussion.

Costs of revenue are also generally highly correlated to processing volume and can fluctuate period to period due to the timing of Card Network incentives, as incentives arrangements are typically structured based on volume tiers.

Our gross profit also increased in each of the quarters presented with a significant increase in the quarter ended March 31, 2021 due to the impact of the COVID-19 pandemic on some of our largest on-demand delivery and buy-now-pay-later Customers and the benefit of the monetary incentives discussed above. Net revenue and gross profit were each negatively affected by service level agreement payments to Customers that totaled $2.8 million in the quarter ended March 31, 2019.

Gross margin fluctuated across the quarters presented. The declining gross margin in the quarter ended June 30, 2020 was a function of increased processing volume and the Revenue Share arrangements with Customers that provide increased rates of Revenue Share when processing volumes reach specified volume tiers.

Operating Expenses

The major component of our operating expenses is compensation and benefits. Over the last eight quarters we have invested heavily in product development, operations, customer delivery, and general and administrative functions, and as such, compensation and benefits expense has grown. In the second quarter of 2019, the third and fourth quarters of 2020 and the first quarter of 2021, compensation and benefits includes share-based compensation of $13.7 million, $9.0 million, $6.8 million, and $5.9 million, respectively, related to secondary sales of common stock by our employees and former employees that were purchased by our existing stockholders. In the fourth quarter of 2020 and the first quarter of 2021, as a result of our continuous expansion and growth, professional services expenses increased due to the hiring of additional contractors and consultants as well as full-time employees that resulted in an increase of recruiting fees. Our technology cost increased during the fourth quarter of 2020 as a result of the increase in our costs of cloud computing services and software licenses driven by increase in TPV. As we continue investing in our Platform infrastructure, we expect those costs to continue to increase. For the fourth quarter of 2019, marketing and advertising expenses increased due to our participation in Money20/20, an annual global fintech conference. We expect such increase in marketing and advertising expenses to occur every fourth quarter because of the conference, other than in the fourth quarter of 2020 during which, due to the COVID-19 pandemic, only a few virtual events were held. Our marketing and advertising expenses increased in the fourth quarter of 2020 as we invested in marketing and promotional campaigns to grow our brand and increase engagement with potential customers.

Other Income (Expense), net

Other income (expense), net reflects interest income on our marketable securities portfolio, that commenced in the second quarter of 2019, interest expense from a bank loan that was paid off in the fourth quarter of 2019, an impairment loss on an equity method investment of $0.8 million in the fourth quarter of 2019, and the expense related to the change in the fair value of the redeemable convertible preferred stock warrant liabilities that significantly increased in the second, third, and fourth quarters of 2020 to reach $0.9 million in the fourth quarter of 2020 and $2.3 million in the first quarter of 2021.

Quarterly Key Operating Metric and Non-GAAP Financial Measures

We have experienced increases in TPV over the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 as we continue to add new Customers and as our existing Customers grow their businesses. Our adjusted EBITDA margin has generally improved across the periods demonstrating the leverage in our operating model as we have been able to grow revenue and gross profit at a faster pace than operating expenses. TPV, adjusted EBITDA, and adjusted EBITDA margin for the second, third, and fourth quarters of 2020 were positively affected by increased processing volumes from on-demand delivery Customers as a result of the changing spending patterns caused by the COVID-19 pandemic. See the section titled “Impact of COVID-19” for further discussion.

Unaudited Pro Forma Net Loss Per Share

Our calculation of pro forma net loss per share attributable to common stockholders gives effect to the conversion of our redeemable convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later. The pro forma share amounts also give effect to the RSUs subject to both a service condition and a liquidity condition for which the service condition has been satisfied as of December 31, 2020 and March 31, 2021 on a weighted-average basis.

The net loss used in computing unaudited pro forma basic net loss per share has been adjusted to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock warrant liabilities. The net loss used in computing unaudited pro forma basic net loss per share also gives effect to the share-based compensation expense associated with our RSUs. If a qualifying liquidity condition had occurred on

December 31, 2020, we would have recognized approximately $9.8 million of cumulative share-based compensation on that date. If a qualifying liquidity condition had occurred on March 31, 2021, we would have recognized approximately $19.2 million of cumulative share-based compensation on that date. Unaudited pro forma diluted net loss per share is the same as the unaudited pro forma basic net loss per share for the period as the impact of any potentially dilutive securities was anti-dilutive.

The calculated unaudited pro forma basic and diluted net loss per share is as follows (in thousands, except share and per share amounts):

	Year Ended December 31,	Three Months Ended March 31,
	2020	2021
Numerator
Net loss attributable to common stockholders	$(47,695)	$(12,838)
Remeasurement of convertible preferred stock warrant liabilities	1,948	2,310
Share-based compensation expense for RSUs with vesting conditions contingent upon a liquidity condition	(9,795)	(19,202)

Pro forma net loss attributable to common stockholders	$(55,542)	$(29,730)

Denominator
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	122,932,556	130,841,306
Pro forma adjustment for the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock	346,203,754	351,844,340
Pro forma adjustment for the vesting of RSUs with vesting conditions contingent upon a liquidity condition	223,856	729,720

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	469,360,166	483,415,366

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.12)	$(0.06)

Liquidity and Capital Resources

Since our inception through December 31, 2020 and March 31, 2021, we have financed our operations primarily through private sales of equity securities for net proceeds of $422.1 million and, to a lesser extent, bank debt financing of $20.0 million. As of December 31, 2020 and March 31, 2021, our principal sources of liquidity included cash, cash equivalents, and marketable securities totaling $370.3 million and $387.8 million, respectively, with such amounts held for working capital purposes. Our cash equivalents and marketable securities were comprised primarily of money market funds, U.S. government securities, commercial paper, asset-backed securities, and corporate debt securities. We have generated significant operating losses as reflected in our accumulated deficit. We expect to continue to incur operating losses for the foreseeable future.

We believe our existing cash and cash equivalents, and our marketable securities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our planned continuing investment in product development, platform infrastructure, and global expansion.

As of December 31, 2020 and March 31, 2021, we had $7.8 million in restricted cash. This restricted cash includes $6.3 million held at our Issuing Banks to provide the Issuing Banks collateral in the event that our Customers’ funds are not deposited at the Issuing Banks in time to settle our Customers’ transactions with the Card Networks. Restricted cash also includes $1.5 million of cash held at a bank to secure our payments under a lease agreement for our office space.

As of December 31, 2018, we had an outstanding principal balance of $5.0 million under a loan and security agreement. On December 2, 2019, we paid off the outstanding principal balance of $5.0 million under this agreement and closed this loan facility.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$(15,428)	$50,273	$(8,513)	$17,870
Net cash provided by (used in) investing activities	(100,318)	(57,562)	20,995	8,760
Net cash provided by financing activities	139,049	167,378	329	567

Net increase in cash, cash equivalents, and restricted cash	$23,303	$160,089	$12,811	$27,197

Operating Activities

Our largest source of operating cash is Interchange Fees generated by card transactions through our Platform. Our primary uses of cash from operating activities are for Card Network and Issuing Bank fees, and employee-related expenditures. Historically, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the private sales of equity securities. The timing of settlement of certain operating liabilities, including Revenue Share payments, can affect the amounts reported as net cash (used in) provided by operating activities on the consolidated statement of cash flows.

During the year ended December 31, 2019, cash used in operating activities was $15.4 million primarily due to our net loss of $58.2 million, adjusted for non-cash charges of $27.2 million and net cash inflows of $15.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The changes in operating assets and liabilities were commensurate with the increased processing volume and activities of our business and primarily related to a $18.6 million increase in Revenue Share payable and a $17.4 million increase in accrued expenses and other current liabilities, partially offset by a $8.2 million increase in network incentives receivable, a $5.4 million increase in prepaid expenses and other current assets, and a $4.0 million increase in settlements receivable.

During the year ended December 31, 2020, cash provided by operating activities was $50.3 million primarily due to our net loss of $47.7 million, adjusted for non-cash charges of $36.2 million and net cash inflows of $61.8 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation and depreciation and amortization of property and equipment. The changes in operating assets and liabilities were commensurate with the increased processing volume and activities of our business and primarily related to a $48.4 million increase in Revenue Share payable and a $35.0 million increase in accrued expenses and other current liabilities, partially offset by a $9.4 million increase in network incentives receivable, a $4.5 million increase in accounts receivable and a $3.0 million increase in settlements receivable.

During the three months ended March 31, 2020, cash used in operating activities was $8.5 million primarily due to our net loss of $14.5 million, adjusted for non-cash charges of $5.1 million and net cash inflows of $0.9 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, the change in the fair value of the redeemable convertible preferred stock warrant liabilities, and depreciation and amortization of property and equipment. The changes in operating assets and liabilities were commensurate with the increased processing volume and activities of our business and primarily related to a $6.2 million increase in Revenue Share payable and a $1.2 million decrease in prepaid and other assets, partially offset by a $3.5 million increase in network incentives receivable, a $1.4 million decrease in accrued expenses and other liabilities, and a $0.8 million increase in settlements receivable.

During the three months ended March 31, 2021, cash provided by operating activities was $17.9 million, primarily due to our net loss of $12.8 million, adjusted for non-cash charges of $15.5 million and net cash inflows of $15.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, change in the fair value of the redeemable convertible preferred stock warrant liabilities, and depreciation and amortization of property and equipment. The changes in operating assets and liabilities were commensurate with the increased processing volume and activities of our business and primarily related to a $14.1 million increase in Revenue Share payable, a $7.8 million increase in accrued expenses and other liabilities, a $5.0 million decrease in accounts receivable as a result of new offsetting programs in effect during the quarter, a $1.5 million decrease in settlements receivable, partially offset by a $12.1 million increase in network incentives receivable, a $0.7 million decrease in operating lease liabilities, and a $0.4 million increase in prepaid expenses and other assets.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2019 of $100.3 million was primarily attributable to purchases of marketable securities of $528.3 million and property and equipment, and strategic investments of $5.6 million, partially offset by maturities of marketable securities of $433.6 million.

Net cash used in investing activities during the year ended December 31, 2020 of $57.6 million was primarily attributable to purchases of marketable securities of $216.2 million and purchases of property and equipment of $2.4 million, partially offset by sales and maturities of marketable securities of $161.0 million.

Net cash provided by investing activities during the three months ended March 31, 2020 of $21.0 million was primarily attributable to maturities of marketable securities of $40.5 million partially offset by purchases of marketable securities of $18.9 million and purchases of property and equipment of $0.5 million.

Net cash provided by investing activities during the three months ended March 31, 2021 of $8.8 million was primarily attributable to maturities of marketable securities of $16.4 million partially offset by purchases of marketable securities of $7.0 million and purchases of property and equipment of $0.6 million.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2019 of $139.0 million was primarily the result of $143.0 million in net proceeds from the issuance of Series E redeemable convertible preferred stock, net of issuance costs, and $1.0 million in proceeds from the exercise of stock options, partially offset by the bank loan repayment of $5.0 million.

Net cash provided by financing activities during the year ended December 31, 2020 of $167.4 million was primarily the result of $166.9 million in net proceeds from the issuance of Series E-1 redeemable convertible preferred stock, net of issuance costs and $3.2 million in proceeds from the exercise of stock options, partially offset by the payment of deferred offering costs of $2.7 million.

Net cash provided by financing activities during the three months ended March 31, 2020 of $0.3 million was primarily the result of $0.5 million in net proceeds from the issuance of common stock including early exercised stock options, partially offset by the payment of deferred offering costs of approximately $0.1 million and the repurchase of early exercised unvested stock options of approximately $0.1 million.

Net cash provided by financing activities during the three months ended March 31, 2021 of $0.6 million was primarily the result of $1.7 million in proceeds from the exercise of stock options offset by payment of deferred offering costs of $1.1 million.

Obligations and Other Commitments

Our principal commitments consist of obligations under our operating leases for office space and other non-cancellable purchase commitments. The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations	$4,081	$12,823	$5,379	$—	$22,283
Non-cancellable purchase obligations(1)	11,609	1,478	550	—	13,637

Total contractual obligations	$15,690	$14,301	$5,929	$—	$35,920

(1)

Non-cancellable purchase obligations primarily relate to minimum commitments to certain service providers and Issuing Banks. These purchase obligations generally represent minimum commitments for cloud-computing services and Issuing Bank processing fees over the fixed, non-cancellable respective contract terms.

In connection with our corporate headquarters lease, we are required to provide the landlord a letter of credit in the amount of $1.5 million. We have secured this letter of credit by depositing $1.5 million with the issuing financial institution. This deposit is classified as restricted cash in the consolidated balance sheets.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms whereby we agree to indemnify Customers, Issuing Banks, Card Networks, vendors, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

As of December 31, 2020 and March 31, 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We have operations within the United States and the United Kingdom, and we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

We had cash, cash equivalents, and marketable securities totaling $370.3 million and $387.8 million as of December 31, 2020 and March 31, 2021, respectively. Such amounts included cash deposits, money market funds, U.S. government securities, commercial paper, asset-backed securities, and corporate debt securities. The fair value of our cash, cash equivalents, and marketable securities would not be significantly affected by either an increase or decrease in interest rates due to the short-term maturities of the majority of these instruments. Because we classify our marketable securities as “available for sale,” no gains or losses are recognized in the consolidated statement of operations due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. We have the ability to hold all marketable securities until their maturities. A hypothetical 100 basis point increase or decrease in interest rates would not have a material effect on our financial results.

Foreign Currency Exchange Risk

Most of our sales and operating expenses are denominated in U.S. dollars, and therefore our results of operations are not currently subject to significant foreign currency risk. During the year ended December 31, 2020 and the three months ended March 31, 2021, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Under the JOBS Act, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an emerging growth company and have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.

Revenue Recognition

We adopted Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of January 1, 2019, utilizing the full retrospective method of adoption. The consolidated financial statements for all the periods presented are presented in accordance with ASC 606. We recognize revenue from contracts with Customers using the five-step method described in Note 2 to our consolidated financial statements. We generate revenue from providing Platform services, which includes Interchange Fees and processing fees, and other services, which includes card fulfillment revenue, to our Customers.

Our contracts with Customers typically include two performance obligations: 1) providing access to our payment processing Platform and 2) providing card fulfillment services. Certain Customer contracts require us to allocate the transaction price of the contract based on the relative stand-alone selling price of the performance obligations which are estimated using an analysis of our historical contract pricing and costs incurred to fulfill services.

We satisfy our performance obligation to provide platform services over time as Customers have continuous access to our Platform, and we stand ready to process Customer transactions throughout their term of access. We allocate variable consideration to the distinct month in which the Platform services are delivered. When pricing terms are not consistent throughout the entire term of the contract, we estimate variable consideration in Customers’ contracts primarily using the expected value method. We develop estimates of variable consideration on the basis of both historical information and current trends and do not expect or anticipate significant reversal of revenue in the future periods.

As the Issuer Processor for our Customers, we are the principal in providing services under our contracts with Customers. To deliver the services required by our Customers, we contract with Card Networks for transaction routing, reporting, and settlement services and with Issuing Banks for card issuing, Card Network sponsorship, and regulatory compliance approval services. We control these integrated services before delivery to our Customers, we are primarily responsible for the delivery of the services to Customers, and we have discretion in vendor selection. As such, we record fees paid to the Issuing Banks and Card Networks as costs of revenue.

Share-Based Compensation

We measure compensation expense for all share-based payment awards, including stock options and RSUs, granted to employees, directors, and other service providers, based on the estimated fair value of the awards on the date of grant. The most significant input in determining the fair value of a stock option is the estimated fair value of our common stock. The estimated fair value of our common stock is also used to measure the grant date fair value of RSUs. Additionally, the determination of whether we should ascribe share-based compensation expense to secondary sales of common stock by employees or former employees requires a significant amount of judgment.

Our methods to estimate the fair value of our common stock and to determine share-based compensation related to secondary sales of common stock are discussed below.

Fair Value of Common Stock.    The fair value of the common stock underlying our share-based awards was determined by our board of directors, with input from management and contemporaneous third-party valuations. If awards were granted a short period of time preceding the date of a valuation report, we retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below.

Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Guide, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	relevant precedent transactions involving our capital stock;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth;

•	illiquidity of share-based awards involving securities in a private company; and

•	macroeconomic conditions.

In estimating the fair value of our common stock, our board of directors determined our equity value using both the income and the market approach valuation methods. The income approach estimates fair value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the venture capital rates of return as recommended in the AICPA Guide for early stage companies and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates fair value based on a comparison to comparable public companies in a similar line of business.

Prior to March of 2019, the equity valuation was based on both the income and the market approach valuation methods and the Option Pricing Method, or OPM, was selected as the principal equity allocation method. Both these methods were consistent with prior valuations. Starting in the second quarter of 2019, we have used a hybrid method to determine the fair value of our common stock, in addition to giving consideration to secondary sales of our common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation. Our approaches included the use of initial public offering scenarios, a scenario assuming continued operation as a private entity, and a scenario assuming an acquisition of Marqeta. In addition, we have considered the impact on our valuation estimates from secondary transactions and given weighting to such transactions in our common stock fair value estimates. We considered the facts and circumstances of each secondary transaction including the different buyers and sellers, transaction volume, timing relative to the valuation date, and whether the transaction involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible exit scenarios. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Such estimates will not be necessary upon completion of this offering as we will be using the fair value of our publicly traded shares.

Secondary Sales of Common Stock.    During the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, certain stockholders acquired outstanding common stock from current or former employees for a purchase price greater than our estimated fair value of our common stock at the time of the respective transaction. The determination of whether the excess of purchase price over the estimated fair value represents share-based compensation is highly judgmental. We determine whether secondary sales of common stock by employees and former employees result in share-based compensation by evaluating the extent of our involvement in secondary sale transactions, whether the purchaser of the shares is an existing or new stockholder, and the extent the sale price per share exceeds our estimated fair value per share. We recorded share-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction of $14.8 million and $17.3 million during the years ended December 31, 2019 and 2020, respectively, and $1.4 million and $5.9 million during the three months ended March 31, 2020 and 2021, respectively. Such amounts were recorded in compensation and benefits expense on the statements of operations. We do not expect to record share-based compensation expense associated with secondary sales of common stock in periods after the completion of this offering.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements “Summary of Significant Accounting Policies—New Accounting Standards Not Yet Adopted” for more information.

LETTER FROM JASON GARDNER, FOUNDER AND CHIEF EXECUTIVE OFFICER

Dear Investor,

A whiteboard, a computer, and a cell phone. Simple tools to launch a bold idea in a disruption-less area of the global payment card industry. Since that time in January 2010, our Platform has become essential to numerous builders as they tackle the countless demands of supporting consumer and commercial card programs globally. Whether Marqeta underpins our Customers’ core business or supports a core business process, we are essential to our Customers’ modern money movement.

As we scaled to service enterprise Customers globally, we learned and gathered knowledge along the way and paid it forward. Today, we serve some of the most iconic brands in the world. We have over 11 years of learning from the foundational expertise we put forward when we engage at scale with future builders. We love our Customers and are obsessively enthusiastic about supporting their success. The Marqeta ecosystem grows, and the Marqeta Platform benefits. It’s a symbiotic relationship that we believe will extend well beyond what we see at the company today.

We are very fortunate to live in a part of the world that supports entrepreneurs and technical innovation. Oakland, California, in 2010, was fertile ground for Marqeta to take root. We love complex things, complex ecosystems, and complex technology. Finding the path forward, solving problems, and making progress are fun for us. I see the path ahead of me.1

Marqeta has been an integral part of the lives of many Marqetans and our families for over 11 years. I am forever grateful for my wife, Jocelyne. Together we have persevered through the highs and lows of life for the past 25 years. Marqeta wouldn’t be where we are today without her, our kids, and the many other wives, husbands, partners, friends, kids, and family across Marqeta, their unwavering support, encouragement, and commitment to Marqeta’s success every step of the way. We are thankful for the journey we are all on together. I only like the shade when you’re blocking the light.2

How we got started

Companies get started with problems that are fun to solve. Over time the problem that gets solved launches a product that finds a market. As the story goes, I was eating sushi with my friend Sukhi at a restaurant in San Francisco in December of 2009. I had recently left MoneyGram International, which acquired a company I co-founded. I wanted to start something new. Sukhi had a bunch of Groupon coupons in his pocket, and he said, “You’re a payment nerd; find a way to put these on a card.” I remember looking at the payment terminal in the restaurant and thinking that there was a world beyond that machine that I didn’t fully understand. That intellectual curiosity led us on a path to where we are today.

We focus on people

People who build successful companies are often more concerned about being in service to their customers, teammates, and investors than their own success. I care deeply about my business partners at Marqeta, our Customers, partners, and investors. I talk a lot about my relationships with other human beings and how thankful I am to have them all in my life, their support, hard work, and thoughtfulness. Many minds and hands have shaped what Marqeta is today. Nothing is more powerful than a unified team focused on collective results. We always look at the people around us and feel an immense sense of responsibility to do what’s right and succeed. This north star guided us then and still guides us today.

We believe in aligning with the success of our Customers

Everything at Marqeta starts with our Customers. Ensuring their success is at the core of everything we do. At Marqeta, we think about ourselves as mission-critical infrastructure. Our Customers genuinely depend on us to do the best work of our lives. We focus on building world-class infrastructure so that they can stay focused on creating and building world-class payment card experiences. Our success is the result of our Customers’ success.

Our culture is our excellence

Every Marqetan is anchored in a core set of values centered around the Customer, our people, and the results: Connect the Customer, Deliver Results, Lead Innovation, Quality First, Build One Marqeta, Marqeta Cares, and Everyone Belongs. We created modern card issuing and are the first to market with multiple product innovations. Solving the unsolved is at the heart of our culture and keeps us at the forefront of innovation. Our culture is the driving force behind our innovation, customer centricity, and excellence. That is why extraordinary people choose to come to Marqeta to do the best work of their lives, and we believe this is why Customers choose us as a partner to scale their businesses globally. Show me something built to last.3

We plan to invest significantly for our future

We invest for the long term based on the thesis that global payment volume is moving to modern infrastructure. According to Euromonitor, this year alone, the market for global money movement is estimated to be $74 trillion, representing approximately 4 trillion individual payment transactions. The size of this market is staggering, and most of this volume lives on legacy platforms. Additionally, as people migrate away from using cash, there is just that much more volume to be transacted over modern infrastructure. That’s the opportunity and the target: to disrupt legacy platforms and move that volume to a modern platform like Marqeta. We are at the forefront of a significant secular shift towards modern money movement. We believe that transformation will happen over the next decade and that we are still in the early innings. At scale, the winners in this industry will control the vast majority of the volume. Our job is to build the go-to-market Platform that winners default to globally. Over time, we intend to broaden our Platform by introducing additional capabilities and functionality to meet our Customers’ evolving global money movement needs. Our Customers need several solutions beyond cards that we’re looking to bring to them in the future. Why? Because we focus relentlessly on our Customers.

What to expect from us in the future

We have strong beliefs. We plan to make bold decisions and invest in the business with specific long-term outcomes in mind. At my core, I am an entrepreneur. I plan to use that DNA as we look to chart a path forward and continue leading the industry. We will use data, and we will trust our instincts and those of our Customers.

All meaningful relationships are built on trust. We have been working on creating the conditions for trust to thrive since we wrote our first line of code in 2010. We are incredibly thankful to our Customers for their support and partnership. We are also so very grateful for each other, our partners, and our investors. We hope that you’ll join us on our journey as a public company.

Once in a while, you get shown the light in the strangest of places if you look at it right.4

Sincerely,

Jason Gardner

Founder, CEO

Marqeta, Inc.

(1)	“Free” performed by Phish. First debuted May 16, 1995, Lowell Memorial Auditorium, Lowell, MA
(2)	“Shade” performed by Phish. First debuted July 21, 2015, Les Schwab Amphitheatre, Bend, OR
(3)	“Built to Last” performed by the Grateful Dead. First debuted October 20, 1988, The Summit, Houston, TX
(4)	“Scarlet Begonias” performed by the Grateful Dead. First debuted March 23, 1974, Cow Palace Daly City, CA

BUSINESS

Overview

Marqeta created modern card issuing, and we believe modern card issuing is at the heart of today’s digital economy.

When you order food using DoorDash or groceries using Instacart, modern card issuing works in the background as money moves from the app to the delivery driver’s payment card, allowing the driver to pay for exactly what you ordered, and nothing else.

When you buy a big screen TV and pay for it in installments using Affirm or Klarna, modern card issuing helps move money to the payment card that Affirm or Klarna uses to seamlessly pay the merchant.

When you receive money from your friend through an app, modern card issuing helps move the funds to your debit card, making it instantly available to you to make purchases.

Marqeta’s modern card issuing platform, or our Platform, empowers our Customers—which include businesses like Affirm, DoorDash, Instacart, Klarna, and Square—to create customized payment cards that provide innovative payment experiences for their customers and end users. Before the rise of modern card issuing, creating cards was slow, complex, and subject to mistakes. Marqeta helps solve these problems. Our Platform, powered by open APIs, enables businesses to develop modern, frictionless payment card experiences for consumer and commercial use cases that are either the core of, or in support of, their core business.

The digitization and commercialization of electronic payments is accelerating as commerce continues to shift to online and mobile payments. Over the last ten years, the reach of card-based payments expanded as technology eased merchants’ acceptance of card payments. In contrast, card issuing saw relatively little innovation as financial institutions were the primary users of card issuing technology, and their needs largely remained the same. Consequently, those cards had limited functionality.

As technology-centric organizations with novel business models and needs, such as Uber and Expensify, have gained popularity over the last decade, the inherent constraints of legacy issuing technology needed a new approach. Developers, technical product managers, and visionary entrepreneurs desire the tools and infrastructure necessary to build their products to serve customers around the world. They require open, configurable, and well-documented APIs to embed advanced payment technologies natively into their platforms to programmatically authorize and direct these payment flows without needing to integrate directly with Issuing Banks and Card Networks. Open APIs have spurred innovation in previously entrenched industries.

We built the Marqeta Platform to address these needs. Our modern architecture allows for flexibility, a high degree of configurability, and accelerated product development, democratizing access to card issuing technology. Marqeta’s open APIs provide instant access to our highly scalable, cloud-based, and configurable payment infrastructure that enables our Customers to launch and manage their own card programs, issue cards to their customers or end users, and authorize and settle payments transactions.

Our business is supported by our first-mover advantage and a deep moat of technology, customer, and industry expertise. Marqeta is the first company to offer a Platform for modern card issuing and transaction processing and we believe also the first to market with multiple issuing and processing innovations, including the first open APIs, JIT Funding, and Tokenization as a Service. Modern card issuing is secure card issuing and processing delivered via an open API platform that enables card issuers to create customized payment card products that leverage a just-in-time funding feature, authorizing their end users’ transactions in real-time. Integrated with major global and local Card Networks, modern card issuing enables card issuers to build payment solutions to their specifications and launch them globally. We believe that Marqeta is now the ‘de facto’ modern card issuing Platform and that our continuous innovation further cements and expands our market-leading position.

We believe we are deeply integrated with our Customers in three ways: our technology underpins their core business or supports a core business process, our people become their trusted partner, and our solutions drive their key processes. In addition, our usage-based business model provides a win/win for both our Customers and us: as their businesses thrive, our net revenue grows. The strength and durability of our Customer relationships are evidenced by our year-over-year net revenue growth of 103% for the year ended December 31, 2020 and our dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.

In the three months ended March 31, 2021, the Marqeta Platform processed $24.0 billion of TPV, up 167% from $9.0 billion in the three months ended March 31, 2020. In 2020, the Marqeta Platform processed $60.1 billion of TPV, up 177% from $21.7 billion in 2019. The full year 2020 TPV is less than 1% of the annual $6.7 trillion of transaction volume conducted through U.S. issuers in 2020, as estimated by The Nilson Report, and a fraction of the $30 trillion of value exchanged annually across global Card Networks, as estimated by The Nilson Report. Our products meet the card issuing and transaction processing needs of commerce disruptors and large financial institutions alike. Marqeta has already emerged as a card issuing platform category leader in many disruptive verticals, including on-demand delivery, alternative lending, expense management, disbursement, digital remittances, and digital banks, and our Platform is sought out by large financial institutions to improve their existing offerings and stay competitive with technology-focused new market entrants.

As we expand our use cases, product offerings, and global footprint, we attract new industry innovators and help existing Customers expand into new verticals, programs, markets, and geographies. Our Customers consistently tell us that our ability to work at speed, simplify the complex, and envision their end users’ experience helps them focus on what they do best—building innovative products and serving their customers. We believe our culture of customer centricity, innovation, teamwork, and clarity of mission is why Customers trust us with their mission critical payments needs and continue to grow and expand with us.

We have grown and scaled rapidly in recent periods. Our total net revenue was $143.3 million and $290.3 million for the years ended December 31, 2019 and 2020, respectively, an increase of 103%. We incurred net losses of $58.2 million and $47.7 million for the years ended December 31, 2019 and 2020, respectively, a decrease of 18%.

Trends in Our Favor

Several significant secular tailwinds strengthen our market-leading position, growth strategy, and competitive advantage. Innovations in technology and the internet have greatly increased the digitization and velocity of worldwide commerce. Fundamental changes in global commerce are creating a critical need for the digitization and transformation of the payments ecosystem, setting the stage for industry disruption. This opens the door for meaningful innovations in card issuing, transaction processing, and the digitization of global money movement.

The Shift to Digital Payments is Accelerating

Digital commerce is increasing rapidly. Visa estimates that from 2016 to 2022, the share of global retail commerce conducted online is expected to more than double from 9% to 19%. Similarly, Euromonitor projects electronic payments will represent 46% of the total global transaction volume by 2025, up from 31% in 2017. We believe that the COVID-19 pandemic has accelerated these shifts to digital payments. Indeed, Bain & Company estimates that because of the effects of the COVID-19 pandemic, the percentage of global digital transaction volumes in 2025 will increase from 57% to 67%. According to McKinsey, a half-decade of change has happened in a few months as a result of the COVID-19 pandemic, with global cash payments dropping four to five times the annual decline rates seen over the last few years as consumers and businesses purchase a wider range of goods and services online.

We believe these digital commerce and electronic payment trends are the precursors to increased TPV across the Marqeta Platform.

Software and Payments are Converging

Payments are not only becoming more digital but are also integrated more frequently into consumer and business applications. Payments capabilities are already seamlessly embedded in software applications such as ride sharing, home rental, messaging, and digital marketplaces. According to McKinsey, 60% of global digital commerce is expected to be made up of alternative payments by 2023. With this evolution, software companies are partnering with payments companies to provide simple, scalable, and configurable payment services across multiple geographies to meet their end users’ needs.

The Experience Economy is Driven by Developers who Need Modern Platforms

Across a range of industries, user experience is emerging as a primary battleground where businesses compete. Consumers now expect elegant digital experiences in nearly every aspect of their lives, from driving, ordering food, and controlling their home devices, to paying bills and banking.

If the basis of a company’s success has become its ability to create relevant and compelling user experiences, it is the software developer who leads this process. It is now developers who influence some of the most important business decisions, and they, in turn, demand modern platforms that are most likely to keep up with the pace of their imaginations—with tools and services that are of the highest configurability, flexibility, and speed.

Modern platforms with open APIs are democratizing access to ecosystems, including payments, giving businesses and their developers the tools they need to embed payments into their offerings with minimal friction. In the past, payments have been the domain of a very limited number of players with specific expertise, and now, with modern platforms, developers have convenient access to this expertise.

Trust in New Payment Technology is Expanding

The proliferation of digital commerce required consumers and businesses to become comfortable with digital payments. Two decades after PayPal transformed online payments, consumers and businesses are increasingly turning to digital payments, digital banks, and payment technology companies for a wide range of financial services. Because of the COVID-19 pandemic, more people are willing to rely on digital payments for a wider variety of services. PYMNTS research finds that 40% of all U.S. consumers—approximately 99 million people—do not plan to resume regular in-store shopping.

The Rise of Globalization, the Gig Economy, and Open Data

With or without physical travel, global interconnectedness is now a fact of life for users of social networks, ride sharing platforms, ecommerce marketplaces, peer-to-peer payment apps, and personal financial applications. The accelerating pace of globalization requires businesses to find payments solutions that span geographies, currencies, and payments infrastructure. In addition, the gig economy has created new expectations about the nature of labor, transforming how and when people work and get paid. Furthermore, through digitization, advancements in technology, and various regulatory reforms, global payments data is increasingly available to financial technology innovators. The data generated by payments transactions represents a significant opportunity to minimize fraud, thereby expanding trust in new payments technology. Extensive data also helps to improve business intelligence and increase the value of payments products. These trends create numerous new use cases for relevant user experiences, digital payments, and software integrations. To take advantage of these opportunities, these emerging businesses need access to a simple, agile, scalable, and reliable platform, and we believe we are only at the beginning of this transformation in multiple geographies.

The combination of these tailwinds at Marqeta’s back propels us forward. Collectively, we believe they explain why Marqeta’s simple, trusted, and scalable global modern card issuing Platform is successful and why it continues to meet the growing needs of innovative businesses.

Our Industry

According to The Nilson Report, in 2019, consumers and businesses worldwide made over 440 billion purchase transactions on global network cards, aided by approximately 24 billion payment cards in circulation. Since the advent of card-based payments in the 1940s and 1950s, card payments have become the backbone of commercial activity due to their ease of use and widespread acceptance. A complex ecosystem underpins these transactions, consisting of Issuing Banks and Acquiring Banks, Acquirer Processors, Issuer Processors, and the Card Networks that facilitate the exchange of information and funds behind each transaction.

Legacy Payments Ecosystem

•	Issuing Bank: The financial institution that issues the payment card (credit, debit, or prepaid) either on its own behalf or on behalf of a card issuer.

•	Issuer Processor: Provides the technology platform, ledger, and infrastructure to support a card issuer and connects with a Card Network to facilitate payment transactions.

•	Card issuer: A business that issues customized card products to its end users.

•	Card Networks: Provides the infrastructure for settlement and card payment information that flows between the Issuer Processor and the Acquirer Processor.

•	Acquirer Processor: Provides the technology that facilitates the flow of card payment information through Card Networks to the Issuing Bank.

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Acquiring Bank: The financial institution that merchants use to hold funds and manage their business. The Acquiring Bank may work with an Acquirer Processor to provide access to the Card Networks. The Acquiring Bank is also referred to sometimes as the merchant bank.

While the acquirer-facing side of the payments ecosystem has seen significant technology innovation over the last several years, the issuer-facing side has remained largely stagnant. There are approximately 300 Acquiring Banks within the United States. However, there are only approximately 200 Issuer Processors globally. Large financial institutions have historically relied on inflexible and complicated legacy issuer processor infrastructure. This in turn makes launching new card programs and supporting cutting-edge use cases difficult and time consuming — ultimately stifling innovation.

Modern Payments Ecosystem

Today’s card issuers include technology-centric companies that are looking to digitally integrate payment cards into their platforms and process a rapidly growing number of complex payments transactions. Twenty-first century products, including online marketplaces, sharing economy platforms, digital banking, and on-demand services, require fast to launch, configurable, and reliable payment solutions. To meet these demands and respond to the changing behaviors of end users, businesses require a modern card issuing and transaction processing platform that overcomes legacy technology constraints while also being able to integrate seamlessly with Issuing Banks and Card Networks.

Modern card issuing is secure card issuing and processing delivered via an open API platform that enables card issuers to create customized payment card products that leverage a just-in-time funding feature, authorizing their end users’ transactions in real-time. Integrated with major global and local Card Networks, modern card issuing enables card issuers to build payment solutions to their specifications and launch them globally. This modern infrastructure allows for significant innovation in the payments ecosystem. It enables a new class of card issuers to emerge by simplifying and democratizing the issuing process. It expands the issuing medium beyond physical cards to keep pace with the demands of digital commerce and mobile wallets, increasing regulatory and security requirements, and cross-border capabilities. It gives developers highly configurable controls that enable them to provide a customized solution to their business and customer needs. It operates on an extensible cloud infrastructure that works globally and enables scale and simplicity even as card issuer, merchant, and consumer demands become increasingly complex.

In other words, a modern payments ecosystem puts innovation, accessibility, flexibility, control, and scale into the hands of card issuers by delivering all of these benefits in one easy-to-use platform. This type of platform solution powers the growth of new verticals and new card issuers and enables innovation for large financial institutions who are looking to expand their products and use cases to remain competitive in an increasingly digitized world. We believe Marqeta has built such a platform.

Our Platform and Products

Marqeta provides a single, global, cloud-based, open API Platform for modern card issuing and transaction processing. In contrast to legacy infrastructure, the Marqeta Platform provides next generation payment experiences for tech-driven, developer-led companies and is well positioned to address the payment needs of commerce disruptors, tech giants, and large financial institutions. Our Platform is also sought out by large financial institutions to improve their existing offerings and stay competitive with digitally native new market entrants.

Our Platform

Marqeta’s modern card issuing Platform was built by developers for developers. Our Customers are able to use our simple, data-rich, and accessible Platform to build and rapidly scale their card programs, with extensive control and configurability, and with the highest standards of reliability and security. Our Platform is designed to reduce complexity for card issuers, enabling a full spectrum of card issuing and transaction processing services in a single solution.

Our Platform has a number of key attributes, including:

Accessible: We democratize key payment capabilities to enable any business to start issuing physical, virtual, or tokenized payment cards (e.g., Apple Pay, Google Pay, Samsung Pay) that are configured to its individual business needs with the extensive documentation libraries that are available to our Customers on our website. New Customers do not need to have deep payment expertise to issue cards and process transactions. Marqeta’s intuitive and feature-rich Platform is instantly available in our testing environment so developers can build cutting-edge embedded payment capabilities. This immediate availability of features within the developer sandbox environment promotes experimentation and ultimately accelerates product launch and iteration cycles. Once a card program is live, developers have access to rich data and insights that inform future improvements and new programs.

Simple: Our Platform makes payment transactions simple by working behind the scenes to translate the complex into intuitive and developer-friendly user experiences. We provide direct integrations with the Card Networks, including Visa, Mastercard, and PULSE, which is part of the Discover Global Network, enabling developers to use Marqeta’s single unified platform for all of their payments integrations. Developers who build on our Platform take advantage of our APIs and services to quickly build products for their card issuing and payment processing needs.

Scalable: The Marqeta Platform is highly agile and scalable, allowing our Customers to launch and grow card programs with speed and confidence. As a global platform built on a single codebase to support our Customers worldwide, we have a build-once, deploy-anywhere model, offering seamless integration with global and local Card Networks. Our cloud-based solution is designed for high volumes as evidenced by our rapid TPV growth from $1.9 billion in 2017 to $60.1 billion in 2020 and reliable performance with 99.995% uptime in 2020. Our Customers can create and deploy new card programs in days, not months or years.

Configurable: The Marqeta Platform is highly configurable and is able to serve use cases previously unaddressed by legacy systems, such as financing at the point-of-sale in the lending industry. Our Platform’s configurability significantly expands the categories of businesses that can begin issuing their own cards to solve complex payment needs. Developers choose from hundreds of our open API endpoints to easily enable custom features such as spend, authorization, and issuing controls, JIT Funding, and application tools that are PCI compliant, allowing maximum configurability to meet their business needs.

Innovative: Marqeta is a hub for innovation. Instant card issuance, provisioning to digital wallets, JIT Funding, and dynamic spend controls enable our Customers to operate with unmatched speed and control. Real-time notifications on our dashboard provide Customers with rich insights on spend patterns and card program performance. We partner with our Customers to develop cutting-edge use cases applicable to their industry vertical. As a result, developer teams seeking scale and innovation proactively reach out to Marqeta for best-in-class solutions. As our Customers entrust us with increasing scale and additional innovation, we are able to offer even greater performance efficiency, configurability, and better products. This network effect attracts additional innovative and growth-minded Customers.

Trusted: Our Platform is trusted by some of the world’s largest financial institutions and commerce disruptors to perform at scale. From transaction initiation through completion, the Marqeta Platform incorporates real-time confirmation of payments to our Customers in seconds. We meet the highest standards of PCI compliance and provide a trusted environment for card issuing and payment processing with security, transparency, and real-time information. Our industry-first JIT Funding solution enables our Platform to leverage contextual data to provide real-time insights and alerts to prevent transaction fraud and puts the Customer in control of their end users’ transactions. With built-in redundancy, disaster recovery, and failover capabilities, businesses can be confident in the continuity of our solution even during high processing volume spikes.

Our Platform is trusted by Customers across a number of use cases, verticals, and geographies. For example, Uber uses Marqeta’s card issuing technology to streamline its payments experiences and create more seamless interfaces throughout its wider ecosystem. Uber Eats and Marqeta began partnering in 2019 to launch Uber’s courier card, a physical card that Uber drivers use to pay for orders at restaurants and merchants. Following this initial use case, Uber and Marqeta plan to continue their partnership into new verticals and geographies. Coinbase, one of the world’s leading and most trusted cryptocurrency platforms, uses Marqeta’s Platform to build its Coinbase Card, which enables its customers to make purchases online or in stores using their cryptocurrency wallets. Our Platform supports several unique capabilities for the Coinbase Card in the United States, including our just-in-time funding feature, to make authorization decisions at the point of sale based on a user’s available cryptocurrency balance. In addition, we helped Cornershop launch on our Platform in several countries across the Americas with our build-once, deploy-anywhere model.

Our Products

Marqeta’s modern, global Platform helps many of the world’s innovators build, run, and optimize their card programs. Our innovative products are developed with deep domain expertise and a customer-first mindset. At its core, our Platform offers three primary capabilities: Marqeta Issuing, Marqeta Processing, and Marqeta Applications to launch, scale, and manage card programs.

Marqeta Issuing

We enable our Customers to issue physical, virtual, and tokenized cards. With approximately 320 million cards issued through the Marqeta Platform as of March 31, 2021, across a deep and varied Customer base, we have significant industry experience supporting card programs of multiple types and sizes. We offer fulfillment services, enabling our Customers to optimize their card programs by managing users, fulfillment, and card transactions through the Marqeta Platform. We are also at the forefront of payments innovation, with features such as the provision of a tokenized card into digital wallets like Apple Pay and Google Pay. We offer a number of core card issuing services and functionalities:

Custom card functionality: Our Issuing Bank relationships and direct integrations with the Card Networks enable our Customers to efficiently launch, manage, and grow card programs that are customized to their specific business needs without needing to build those complex relationships or integrations themselves. We provide simple and quick access to a multitude of controls, customizations, and features to ensure an industry-leading user experience while minimizing fraud.

Configure cards with open APIs: Customers can easily define card attributes for where and how a card is used. These use cases and restrictions include ATM, online, or point-of-sale use; ability to restrict or accept use in certain countries or currencies; and address or postal code acceptance. Single-use cards can be configured to disable after one transaction, or multi-use cards may be leveraged to last until a specific expiration date.

Build, test, and launch cards: As part of Marqeta’s issuing services, developers can simultaneously create card products and set up funding sources, cardholders, and cards through simulations available in their own private and secure Marqeta sandbox. In this testing environment, developers can seamlessly set up Primary Account Numbers, PINs, Card Verification Codes, and more. These features enable developers to test and validate their programs easily and quickly before launch.

Securely embed cards into apps: Customers using our Platform have the ability to securely embed sensitive card data into mobile apps using customizable widgets or the Marqeta.js library; this has the added benefit of dramatically reducing the workload necessary to comply with PCI requirements. Cardholders can securely activate their cards, set PINs, and retrieve sensitive card data in web and mobile apps without storing or transmitting information on Customer proprietary servers.

Customize cards: Through Marqeta’s suite of issuing and card program services, Customers control the design and feel of their physical and virtual cards. The cards’ extensive customization features, which include design, marketing, and communications, and the promotional materials delivered with the card, all help our Customers establish strong brand identity for their business. Customers choosing physical cards can also customize security features, including magnetic stripe, near field communication, and EMV-chip enabled.

Manage card programs: The Marqeta Platform allows Customers to manage card issuance over the entire card lifecycle. Through our dashboard, Customers can order, activate, set expiration, suspend, and terminate cards. They can also manage lost, stolen, and damaged cards via our APIs. Additional features include card fulfillment, customization of card design, and shipping in bulk. Customers can also integrate Interactive Voice Response for card activation, PIN setting, balance inquiry, and lost or stolen card reporting into their own card programs.

Our deep card issuing capabilities are powering some of the world’s most transformative card programs. We helped Square develop and scale Square Card, its merchant debit card issued through the Marqeta Platform. Square Card is accepted anywhere that Mastercard debit cards are accepted (including in-person, online, and at ATMs). Merchants that use Square receive the Square Card for free, and their Square Card is connected directly to their Square account balance. Once merchants receive a payment, and the payment they received is reflected in their Square balance, they can immediately spend that money through their Square Card—without waiting 1-2 days for the funds to transfer to their bank account. For small and medium businesses, Square Card is solving critical cash flow issues and transforming the way they operate. By using Marqeta’s products, Square has the ability to monitor card activation rates and transactions that flow through the Square Cards to offer promotions to its customers.

Square’s Cash App provides an ecosystem of financial products and services to help individuals manage their money, which began with a modern peer-to-peer money transfer service. The Cash App ecosystem has grown to include not just peer-to-peer payments, but also card transactions, ACH in-and-out transactions, buying and selling of bitcoin as well as investing in stocks. Cash App entrusts Marqeta to help power two mission-critical parts of the customer experience—enabling customers to deposit money, and enabling customers to spend their money by leveraging Marqeta’s card and ACH solutions. Cash App offers customers a free, customizable Visa card called the Cash Card, which is built on the Marqeta Platform and gives users the ability to make purchases using the funds in their Cash App account, whether by using physical Cash Cards in store or online, or tokenized cards to make payments from their mobile devices’ digital wallets. Cash App also offers users ACH capability, powered by Marqeta, which enables consumers to make ACH payments; for example, to pay utility bills or mortgages every month -- as well as to receive direct deposits from employers or even the government.

We also partner with some of the world’s largest card issuers. For example, our card-issuing technology will enable J.P. Morgan to instantly provision commercial cards into digital wallets for commercial card customers, accelerating the issuance process and reducing the probability of fraud in each transaction.

Marqeta Processing

Our Platform can process transactions with control and speed for our Customers, leveraging certain of our core competencies:

Secure authentication: Marqeta’s modern Platform provides robust, secure authentication tools. A variety of authentication methods are available to authenticate the card user, including PIN, address verification, card verification value, and 3D Secure, or 3DS, and EMV chip. Customers can securely authenticate online and in-store transactions using a multitude of supported cardholder validation mechanisms.

Configurable spend controls: Customers can reduce fraud by limiting where and how their end users can transact. Transactions can be authorized based on custom rules configured through the Marqeta Platform, which allows businesses to apply unique business logic on a per transaction basis to ensure complete control over spend approval. Our Customers can deploy fully tailored spending limits by merchant, merchant category, merchant group, amount, user, user group, frequency of use, time of use, and start/end times, among many other inputs.

Just-in-Time Funding: Using Marqeta’s industry-first JIT Funding functionality, Customers can programmatically authorize and fund each transaction while participating in the approval decision in real time, freeing up capital and increasing cash flow. Utilizing this feature, each card maintains a zero-amount balance until the card is used and approved in real time, assuming all validations succeed. By configuring an endpoint in a given system, Customers can opt-in to receive and respond to JIT Funding requests from Marqeta and directly participate in the authorization decision. Upon approval, Marqeta automatically moves funds from an identified funding source into the appropriate account.

The following illustration reflects the workflow once a cardholder attempts to make a payment at a merchant using an account configured to use JIT Funding:

For example, Instacart partners with national, regional, and local retailers, including unique brand names, to offer delivery and/or pickup services across the U.S. and Canada. Instacart shoppers, who pack and deliver customer orders, have a physical or tokenized card issued and powered by Marqeta that they use to make payments in-store. Marqeta helps Instacart authorize transactions at the moment of payment by ensuring the in-store transaction matches the order placed by the customer. Instacart shoppers have zero-balance cards, and the transaction amount and store information are verified before funds are moved, helping reduce fraud and create a more seamless checkout experience. In addition, Marqeta enables Instacart to establish authorization parameters so transactions can only be made at retailers on the Instacart marketplace, which helps minimize transactions at non-approved merchants.

Marqeta’s processing capabilities are important to Customers with on-demand food platforms like DoorDash’s. Marqeta worked closely with the developers behind DoorDash’s delivery platform to help create a solution designed for DoorDash’s needs. Today, when Dashers pick up an order from a restaurant, they can use a Marqeta-powered Red Card to pay at the point of sale. When Dashers pay for an order using their Red Card, Marqeta’s JIT Funding only approves and funds the transaction if the order and amount are accurate, which helps ensure that Dashers are purchasing and delivering the correct order to the consumer. Our Platform also gives DoorDash dynamic, customizable spend controls over the authorization of each transaction. For example, Marqeta’s merchant category code management gives DoorDash the ability to whitelist or blacklist specific merchant category codes to further reduce fraud.

Real-time notifications: Our Platform delivers rich functionality built around our core capabilities in issuing and processing. Customers can implement our unique webhooks or push notification capabilities to receive real-time updates as transactions are processed on the Marqeta Platform. Turning on these notifications empowers our Customers to provide real-time, meaningful messages to their end users. For example, as soon as a food delivery order is paid for, a Customer can receive a push notification from Marqeta and use it to generate an SMS to notify its cardholders (e.g., “Your order will arrive shortly.”). Our Platform supports several event types, including card events, dispute events, and transaction events. For example, cardholders will receive notifications on returns and refunds as they occur to help our Customers apply the right amount of credit to accounts in a timely manner. For dual-message transactions where clearing and settlement happen after authorization (e.g., restaurant tips after the meal price is authorized), Marqeta receives clearing files from the Card Network, processes the included transactions, creates the respective transaction on the Marqeta Platform, and communicates to Marqeta’s Customer via push notification.

Accelerates reconciliations: Our Platform saves our Customers both time and money. By injecting custom data fields into each transaction, Customers can optimize and accelerate reconciliations by matching the order and ledger system records automatically. For example, inserting a “Booking ID” into the transaction can help our online travel agency Customers more quickly correlate records (e.g., records from the ordering system) with transactions through our Platform.

Marqeta Applications

Using the Marqeta Platform, Customers can leverage applications that cover the entire payments lifecycle, including the developer sandbox, card management, transaction monitoring, and case management. These applications help ensure their programs are as successful as possible.

Developer tools	Program administration	Fraud protection

Case management	Compliance and reporting	Data intelligence

Marqeta applications allow Customers to:

Utilize developer tools: Developers have access to Marqeta’s wealth of tools, including a private sandbox, APIs, SDKs, widgets, and documentation to customize, test, and issue their cards and programs. With multiple API endpoints, developers can configure spend controls, simulate transaction processing, and quickly roll out new features with confidence.

Streamline program administration: Our Platform is transforming how our Customers can approach program administration. We offer tools to manage program funds, monitor cardholder balances, report lost or stolen cards, and view a multitude of white-labeled reports, all through a single application.

Reduce and mitigate fraud: We offer unique functionality to help card issuers combat fraud. Using Marqeta’s powerful authorization and decisioning engine, Customers can configure rules using a variety of inputs that approve or decline transactions based on real-time and dynamic parameters. This along with our KYC, 3D Secure, and dispute management services provide a multi-layer security framework, helping our Customers detect and prevent unauthorized, fraudulent activities, while empowering them to create frictionless experiences for their customers.

Manage cases and resolve disputes: Marqeta’s case management API endpoints help our Customers to optimize the entire dispute process. This includes submitting disputes, receiving statements, participating in arbitration, all while receiving live status updates via push notifications. Our holistic solution helps to simplify case management while enabling an optimized experience for the end user.

Simplify compliance and reporting: With our Platform, Customers can monitor and review reports for potential violations and leverage data and insights for compliance reporting such as anti-money-laundering and Bank Secrecy Act, or BSA, monitoring, as well as know-your-customer requirements. We provide valuable insights, including foreign transactions made by a cardholder, and the number of times a cardholder withdraws or transfers money in a day. We are compliant with industry regulations for data security and privacy. Our solutions are certified as compliant with PCI DSS and 3DS, among others. Our bank-grade encryption safeguards payment card data, including personally identifiable information.

Analyze data intelligence: We dissect and analyze transaction data. Customers can monitor balances, authorizations, and settlements over time to track every aspect of their card program. Customers can see chargebacks, declined transactions, and card activities on a regular basis, while data can be reported on a daily, weekly, or monthly cadence. Data is easily filtered by date, transaction type, and Card Network to monitor program details.

Our applications are integrated into some of the largest innovators globally. We help Klarna improve shopping experiences as they offer payment, social shopping, and personal financing services to over 250,000 merchants and 90 million consumers. Klarna set out to empower consumers to buy what they want today and pay later with interest-free installments over time, all in a seamless checkout experience. Klarna offers an alternative way to make purchases with its Pay Later offering by instantly issuing customers a single-use virtual card, powered by Marqeta, that customers can use to check out at online or in-store merchants. Klarna’s developers use Marqeta’s private sandbox to test and launch new programs with an accelerated time-to-market, while the breadth and simplicity of our APIs enables Klarna to make modifications and iterate rapidly once launched. The data insights offered by our Platform enable Klarna to execute targeted promotions to its customers and manage cases and chargebacks autonomously. Klarna chose Marqeta to help launch its U.S. operations, quickly followed by a successful launch in Australia. With our build once, deploy anywhere model, Klarna can rely on Marqeta as a trusted partner and to support its global growth ambitions.

Our Business Model

Our modern, cloud-based, open API Platform delivers card issuing and transaction processing services for global money movement, tailored to the needs of developers, technical product managers, and visionary entrepreneurs at innovative companies. As of December 31, 2020, we had approximately 57 million active cards4 and during the twelve-month period ended December 31, 2020, we processed approximately 1.6 billion transactions on our Platform across the globe.

We employ a usage-based model, based on processing volume, that aligns our interests with those of our Customers. We derive the majority of our revenue from Interchange Fees generated by card transactions through our Platform. In addition to Interchange Fees, we also generate revenue from other processing services, including monthly platform access, ATM fees, fraud monitoring, and tokenization services.

Interchange Fees are transaction- and volume-based fees paid by the Acquiring Bank to the Issuing Bank that issued the payment card used to purchase goods or services from the merchant. Our agreements with Issuing Banks provide that we receive 100% of the Interchange Fees for processing our Customers’ card transactions. Our Customer contracts typically include provisions under which we share a portion of Interchange Fees with our Customers, referred to as “Revenue Share.” As Customers increase processing volumes on our Platform, they may earn an increased percentage of Revenue Share. Sharing an increased percentage of Interchange Fees with our Customers aligns our interests with our Customers’ growth and builds deeper customer relationships.

[4]	Active cards are defined as the number of transacting cards with one or more successful clearing events during the preceding twelve months.

As we strive to democratize payments and simplify card issuing and transaction processing, our strategic partnerships and direct integrations with Issuing Banks and Card Networks are important to our customer value proposition. Greater processing volume also allows us to achieve better volume pricing with our Issuing Banks and Card Networks, which we can pass along to our Customers. This, in turn, can make our product offerings more competitive.

Our Platform enables new and existing Customers to create innovative and configurable card issuing programs and to increase their processing volumes. Additionally, as we expand our use cases, product offerings, and global footprint, we help our Customers expand into new verticals, programs, markets, and geographies. We have experienced significant success with this strategy to date. We achieved year-over-year net revenue growth of 103% for the year ended December 31, 2020 and dollar-based net revenue retention of over 200% for each of the years ended December 31, 2019 and 2020.

Our Strengths

The following strengths and advantages power our business model:

Modern Card Issuing Trailblazer: Marqeta created modern card issuing. We believe we have the first-mover advantage and we have leveraged it to establish strong brand recognition and capture significant market share in an industry where customer retention is key and innovation can provide outsized rewards. We believe being first in the market and one of the only modern platforms focused on issuing and processing gives us a deep moat of technology, customer, and industry expertise. Our modern Platform offers multiple issuing and processing innovations, including open APIs, JIT Funding, and Tokenization as a Service. We continue to innovate on our Platform, and we believe that this innovation, coupled with our deep expertise, keeps us in a market-leading position.

Widening the Gap via Continuous Innovation: We believe that we continually increase our market-leading position by innovating on our flexible, agile, and extensible Platform to bring new use cases to market. As we partner with our existing Customers to support their ambitious global projects and develop cutting-edge use cases for each vertical, we also attract new Customers seeking best-in-class solutions. The highly configurable Marqeta Platform is agile out of the box and at scale. Our developer-centric APIs, sandboxes, and SDKs, written in modern programming languages, help our Customers go to market with unmatched speed. We offer that same flexibility and extensibility when Customer programs are live and in-market so that they can expand to new geographies and verticals. These unique characteristics make our Platform valuable to existing Customers and attractive to prospective Customers. We enable innovation that introduces opportunities for further innovation by Customers, creating a strong network effect that further cements and expands our market-leading position.

Enduring Customer Relationships: Our dollar-based net revenue retention was 200% for each of the years ended December 31, 2019 and 2020, illustrating the strength and durability of our Customer relationships. We believe we are deeply integrated with our Customers in three ways: our technology underpins their core business or supports a core business process, our people become their trusted partners, and our solutions drive their key processes. Our Platform powers mission-critical experiences for our Customers, leading to strong relationships over time as we extend their reach both from a product and geographic perspective. We become technically integrated within their products and solutions, operationally integrated as Customers develop core processes around our tools and platform, and culturally integrated as our partnerships deepen over time. Indeed, our mutually beneficial contractual terms are designed to provide a win/win for both our Customers and us; as their businesses thrive, our net revenue grows.

People-centric Culture and Values: Nothing is more powerful than a unified team focused on collective results. We believe our culture of customer centricity, innovation, teamwork, and clarity of mission is why Customers trust us with their mission critical payments needs. Our Customers consistently tell us that our ability to work at speed, simplify the complex, and envision their end users’ experience helps them focus on what they do best—building innovative products and serving their customers. We also believe our culture helps us hire and retain best-in-class talent. We believe we have created an environment where everyone belongs, and employees are empowered to do the best work of their lives.

The aggregate effect of these strengths and advantages is a strong competitive moat, predicated on our scale, Customer relationships, and the technological complexities that we have managed to streamline over time, while remaining agile, extensible, and innovative. We believe it would require a significant commitment of time and resources for a potential competitor to imitate our Platform. We also believe that we have and continue to build significant technical know-how and card issuing and transaction processing expertise so that potential competitors cannot easily replicate our business. We believe these structural advantages, and our culture and values driven business, should enable us to extend our lead over time.

Market Opportunity

We believe the opportunity within payments and modern card issuing is tremendous. Euromonitor projects that global money movement will exceed $74 trillion in 2021, representing approximately 4 trillion individual payment transactions. The Nilson Report estimates that in 2019, approximately one-tenth of these transactions was carried out across global network cards, representing approximately $30 trillion of value exchanged. In 2020, the Marqeta Platform processed $60.1 billion of volume. This is less than 1% of the annual $6.7 trillion of transaction volume conducted through U.S. issuers in 2020, as estimated by The Nilson Report. We believe that our share of this massive opportunity will continue to increase due to our unique Platform, competitive advantages, and a strong culture of innovation.

The Marqeta Platform is designed to meet the card issuing and transaction processing needs of both the new use cases created by technology innovators and the traditional use cases. We have built products that power commerce disruptors and large financial institutions alike. According to an Edgar Dunn study we commissioned, new verticals such as on-demand delivery, alternative lending, expense management, disbursement, digital remittances, and digital banks already command significant transaction volumes today. Based on the Edgar Dunn study, these new verticals represented over $2 trillion of card transaction volume in 2019, and this volume is expected to more than double to $4.8 trillion in 2023. Marqeta has already emerged as a category leader in many of these verticals, and we expect to continue to increase our market share, both in these verticals and new use cases, as the number of transactions on our Platform and TPV both rapidly grow. Today, the top 20 U.S. issuers support the processing of more than $4.5 trillion in annual transaction volume, according to The Nilson Report. Our Platform is sought out by large financial institutions to improve their existing offerings and stay competitive with digitally native new market entrants.

As Marqeta continues to expand its international footprint and capabilities, we expect to leverage our Customers’ international growth, as well as onboarding new international Customers.

Our Growth Strategy

Our market opportunity is tremendous, and we intend to expand our addressable market and increase our revenue by pursuing the following strategies:

Grow With Our Existing Customers. Our current Customers include some of today’s leading commerce disruptors, digital banks, tech giants, and large financial institutions. Many of these Customers are experiencing rapid growth on our Platform. We participate in our Customers’ growth alongside them because as our Customers’ businesses scale and their processing volumes increase, so does our revenue. Through our Platform and business strategy, we become an integral part of our Customers’ operations and a trusted partner in enabling their success. We intend to retain and expand our existing Customer relationships through excellent Platform performance, Customer service, and further innovations to our products and services.

Onboard New Customers. We believe our opportunity to attract new Customers to our Platform is massive. Market shifts towards digitization and the need for modern card issuing and transaction processing is increasingly becoming a necessity for a greater number and variety of businesses globally. We intend to solidify our reach in existing categories and expand to new use cases and industry verticals. Our sales teams focus on attracting an even greater number of commerce disruptors, digital banks, and tech giants. We also intend to expand our relationships with large financial institutions as we help them compete in the new digitized world through our industry-leading solutions. We intend to attract and engage new Customers through customer referrals from existing Customers, marketing campaigns, outbound sales calls, and key industry conferences and tradeshows. We will also look for opportunities to grow through strategic partnerships and acquisitions.

Broaden Our Global Reach. We are currently certified to operate in 36 countries across North America, Europe, and Asia-Pacific and intend to accelerate our international expansion in the future. Because our Customers employ digital models that transcend borders, we are constantly extending our Platform’s reach. This allows us to offer a single global Platform to all Customers, no matter where they originate or how they expand. With Marqeta, developers only have to integrate once to gain access to a global market and to take advantage of all of the tools our Platform offers for a global reach.

Develop New Products and Services. Our closely integrated relationships with our Customers and deep insight into our Customers’ transaction data allows us to anticipate our Customers’ product needs and emerging market opportunities. Our modern card issuing Platform and best-in-class APIs allow us to rapidly develop new products, features, and use cases to serve our current and future Customers. For example, in 2020, we debuted Marqeta’s Tokenization as a Service product. Tokenization as a Service allows non-Marqeta card programs to benefit from our modern card issuing Platform, tokenization expertise, and built-in certifications with digital wallets and the Card Networks. This new offering is available for any card type—including cards not directly issued on the Marqeta Platform—and is used to instantly provision cards into a mobile wallet. In February 2021, we launched credit servicing capabilities on our Platform, which we believe makes us the only modern card issuing platform that supports every card type—prepaid, debit, and credit.

Expand Our Platform. Our vision is to democratize money movement globally. Over time, we intend to broaden our Platform by introducing additional capabilities and functionality to meet the evolving money movement needs of our Customer base. We will continue to invest in our Platform to create additional deployment controls, increased stability, greater flexibility, and data-driven decision-making, all within increasingly shorter timeframes. We plan to build new APIs to deliver for our Customers and expand our migration to the cloud to provide enhanced scalability, paving the way for data localization options and reducing our maintenance burden. We continue to deepen our ability to execute in and across multiple regions so our Customers can expand their businesses globally while keeping the same single underlying processing platform interfaces and execution. We initially targeted card issuing through a modern and disruptive lens, and we believe we can leverage our Platform to replicate our success in other areas of the payments ecosystem.

Invest In Our People. We believe we can advance our growth strategies because of our deeply talented team. As of December 31, 2020, 51% of our employees were part of our Product, Technology, and Design teams. We intend to continue to invest in talent to further increase both the depth and breadth of our products and services. We believe we have already attracted some of the world’s best technical talent. The majority of the team works in Oakland, a culturally rich and diverse community adjacent to Silicon Valley, while others are part of our dispersed workforce. Our geographic flexibility enables us to attract top tier talent from a large pool of candidates.

Culture & Values

Our mission is to be the global standard for modern card issuing, empowering builders to bring the most innovative products to the world. Great missions are achieved by great teams, and at Marqeta, everything starts with our culture. A great culture attracts and retains great people who find their purpose in serving our Customers.

Our culture is built on the foundation of seven core values:

We realized some time ago that words like “company” and “customer” are just another way to say “people.” Companies are collections of people who unite behind a common mission and then align behind values that bind them together. Each person on our team is called a Marqetan. On their first day, we share with each Marqetan our values. Key among these is “Everyone Belongs.”

Every Marqetan brings their authentic self to work every day. When a new Marqetan walks through the door, we strive to make that person feel that they belong and are empowered to do the best work of their lives. We respect, value, and include each other, demonstrating empathy and celebrating diversity.

As part of our onboarding process, we also ask each new employee an empowering question: “What is your superpower?” We believe everyone has a superpower. It might be singing, it might be baking, it might be coding. Whatever it is, we want that person to embrace it, share it, and celebrate all of our unique abilities, viewpoints, and personalities together as Marqetans. United, these superpowers allow us to be more than just the sum of the people who work at Marqeta. With over 500 Marqetans, we believe that each Marqetan brings their own unique superpower to the company. The humanity of our collective superpowers and individuality is the driving force behind Marqeta’s category-defining technology and modern card issuing Platform. People come to Marqeta to do the best work of their lives.

Nothing is more powerful than a unified team of people who are focused on the results of the team over their individual success. If you want to go fast, go alone. If you want to go far, go together.

We do what’s right for all of us, not one of us. We succeed together. We center our products and services around openness, accessibility, and simplicity. Our relationships are with partners who align with our values of trust, transparency, and inclusiveness.

Customers are the people we seek to delight every day. Our Customers consistently tell us that our ability to work at speed, cut through complexity, and always have their end users’ experience at heart helps them focus on what they do best – building innovative products and serving their customers.

We build enduring and trusting relationships with our Customers, setting the bar high, and striving to exceed them every day through delightful experiences.

Because of our value of Lead Innovation, we believe we are the first modern Platform to market with multiple issuing and processing innovations, including the first open APIs, JIT Funding, and Tokenization as a Service.

We love to lean into the unknown and find the path forward. We welcome the new, embrace change and challenge limits, and find new heights.

Success is measured in results. At our heart, we are developers who build for developers, and we have not forgotten our entrepreneurial roots. Customers have chosen to build and scale their businesses on our Platform because we understand that our Customers need to deliver for their customers.

We keep it simple and find a solution. We act like owners and deliver the best outcome for the Customer. We are reliable and consistent.

Quality is at the heart of everything we build. At its core, quality means that we meet or exceed every Customer’s expectations.

We are proud of the work we do and strive to improve it every day. Everything we build is strong, sturdy, and lasting. When you provide high-quality products and do great work, people remember it and trust you.

Our purpose has never been more clear: pay it forward. We aspire to a positive global impact by making complex payment infrastructure accessible and leveling the playing field for innovation and financial access across communities. Our celebration of diversity and community is critically important to our culture and why we are proud to be headquartered in Oakland. Our commitment to the people in the communities we serve is embodied in our value of Marqeta Cares:

We invest in corporate social responsibility. Our people, technology, and resources make a positive impact in our community, and we are responsible stewards of our environment.

We created Marqeta Cares, our social impact initiative, as our corporate giving program and to help select the charities we support. Marqeta Cares seeks to create inclusive communities and build pathways to economic prosperity. We do this by leveraging our financial and human capital to support nonprofit organizations that advance economic opportunity for under-resourced and under-served communities. We approved up to 400,000 shares of our common stock to be contributed to the Marqeta Cares program over the next ten years, beginning in 2020. Marqeta Cares will leverage these resources to make targeted and thoughtful donations where our equity and dollars can make a meaningful difference.

To help implement our Marqeta Cares goals, Marqeta has partnered with an experienced donor-advised fund, operated as a 501(c)(3) public charity, that will serve as the legal vehicle for implementing Marqeta Cares’ corporate philanthropic vision. In the third and fourth quarters of 2020, we made cash contributions to the donor-advised fund that we believe represented a fair market value of approximately 40,000 shares. Finally, we are also partnering with Pledge 1%, an advisory non-profit organization that assists companies in donating to charitable causes.

Our investment in our culture and values is the driving force behind our innovation, customer centricity, and excellence. This is why extraordinary people choose to come to Marqeta to do the best work of their lives, and we believe this is why Customers choose us as a partner to scale their businesses globally.

Our Customers

Our modern card issuing Platform powers mission-critical experiences for our Customers, leading to strong relationships over time as we extend their reach both from a product and geographic perspective. We had over 130 and over 160 Customers as of December 31, 2019 and 2020, respectively. Currently, we provide solutions in the following verticals:

•	Commerce Disruptors

¡	On-Demand Services

¡	Buy Now, Pay Later

¡	Expense Management

¡	Travel

¡	Alternative Lending

¡	eCommerce

¡	Disbursements & Incentives

•	Digital Banks

•	Tech Giants

•	Large Financial Institutions

Agreements with Large Customers

Square

On April 19, 2016, we entered into a master services agreement with Square, subsequently amended, which provides for the commercial terms of our relationship with Square. Pursuant to the terms of the agreement, we have agreed to manage certain card issuing programs for Square, including the Square Cash App and Square Card programs. Under the agreement to manage these card programs, we agree to share with Square a portion of the net interchange revenue that we earn from processing the volume of these programs. The Revenue Share provisions include increased rates of Revenue Share when processing volumes reach specified volume tiers. Additionally, the Company generates revenue from other processing services under the agreement. In addition, on March 13, 2021, and as specified in our agreement with Square, we granted Square a warrant to purchase up to 1,100,000 shares of our common stock at an exercise price of $0.01 per share, which is exercisable upon attaining the Square Warrant Milestones. The current term of our agreement with Square for Cash App expires in March 2024, the current term of our agreement with Square for Square Card expires in December 2024, and each agreement automatically renews thereafter for successive one-year periods, unless terminated earlier by either party. Either we or Square may terminate the master services agreement under certain specified circumstances, including upon a material breach. The agreement also provides for certain other terms, including representations and warranties of the parties, intellectual property rights, data ownership and security, limitations on liability, confidentiality and indemnification rights, and other covenants.

Our Relationships with Issuing Banks and Card Networks

Our contractual relationships with Issuing Banks and Card Networks contribute to Marqeta’s ability to create and manage customized card programs for our Customers.

We partner with Issuing Banks to provide services to Marqeta that include card issuance, Card Network sponsorship, and creating deposit accounts used to settle our Customers’ transactions. Our contracts with Issuing Banks entitle Marqeta to all of the Interchange Fees generated from our Customers’ card programs and obligate us to pay all Card Network fees associated with our Customers’ card transactions. Issuing Banks require Marqeta to comply with their requirements and those of the Card Networks necessary to sponsor the Customer’s card programs.

We provide all of our Customers issuer processor services, and for most of our Customers, we also act as the program manager. As a program manager, we are responsible for ensuring compliance with the Issuing Bank’s requirements and Card Network rules and help create regulatory compliant card programs for our Customers. When our Customers engage us solely as an Issuer Processor, more often internationally, we facilitate through Issuing Banks and Card Networks the authorization and settlement of our Customers’ card transactions. We intend to expand and deepen our relationships with Issuing Banks and Card Networks and expect to see an increased demand for both our program manager and issuer processor services.

Agreements with Issuing Banks

While an Issuing Bank ultimately approves each card program, Marqeta is able to configure the program design, negotiate key program terms, and select the Issuing Bank. Marqeta actively “shops” the potential card program to various Issuing Banks to identify the most appropriate bank based on the Customer’s needs. Marqeta pays the Issuing Banks a fixed fee (either a fixed percentage of the purchase volume or a fixed fee per transaction) as compensation for the services they provide to Marqeta.

Sutton Bank

On April 1, 2016, we entered into a prepaid card program manager agreement with Sutton Bank. Under the terms of the agreement, as amended, Sutton Bank settles payment transactions for us and provides prepaid card and other related services to us, including the issuance of cards for approved card programs. The agreement provides that we pay Sutton Bank a fee based on a percentage of the value of transactions processed. Under this agreement we are entitled to receive 100% of the Interchange Fees for processing our Customers’ card transactions. The agreement also provides for the payment of termination fees, including fees and costs to Sutton Bank, in the case of early termination by us. The current term of the agreement expires in 2027, after which it automatically renews on the same terms and conditions for a two-year renewal term, unless either party provides written notice of its intent not to renew at least 180 days prior to the expiration of the then-current term. Either we or Sutton Bank may terminate the agreement under certain specified circumstances, including if the other party commits a material breach that is not cured within 30 days.

Agreements with Card Networks

The Card Networks oversee their worldwide payment networks, through which debit, credit, and prepaid card payments are authorized, processed, and settled between an Issuing Bank and an Acquiring Bank. Card Networks also set the Interchange Fee rates that the Acquiring Bank routes through the Card Network to the Issuing Bank. We currently partner with a number of Card Networks, including Visa, Mastercard, and PULSE, which is part of the Discover Global Network, and a number of PIN networks, to process our Customers’ transactions on our Platform. Marqeta arranges for our Customers to use one or more of the available Card Networks, and we pay standard fees to Card Networks directly, or indirectly through reimbursement of these fees upon the settlement of card transactions by the Issuing Banks. Our contracts with the Card Networks also provide us with certain monetary incentives based on the volume of our Customers’ transactions processed through the respective Card Network. Additionally, we partner with Card Networks to develop our processing capabilities in international locations as we expand globally.

Our relationships with the Card Networks allow us to connect our Platform directly to the Card Networks, which allows for transaction authorization (or decline) messages to be sent electronically to and from our Platform. This connection provides for virtually instant notification of our Customers’ card transactions and allows for quick response to the authorization request. Once an authorization approval response has been sent by Marqeta to the

Card Network (based on parameters established by the applicable Customer), the transaction is able to occur on the Card Network’s secure network.

Mastercard

In 2020, we entered into a strategic relationship agreement with Mastercard. We have also entered into a number of subsequent arrangements with Mastercard, including certain brand agreements. Under these agreements, we have agreed to cooperate with Mastercard on a number of initiatives, including international expansion, product, marketing and business development collaboration. The contracts provide Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Mastercard and its affiliated networks. The current term of the strategic relationship agreement expires in 2028 or at an earlier date if Marqeta achieves a certain processing volume milestone through the Mastercard network. Either party may terminate the agreements under specified circumstances, including upon a material breach that remains uncured for a specified period of time.

Visa

In 2017, we entered into a strategic alliance framework agreement with Visa, subsequently amended. We have also entered into a number of subsequent arrangements with Visa, as governed by the strategic alliance framework agreement, including a service evaluation agreement and certain brand agreements. Under these agreements, we have agreed to cooperate with Visa on a number of initiatives, including international expansion, product, marketing and business development collaboration. The contracts provide Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Visa and its affiliated networks. The current term of the strategic alliance framework agreement expires in 2022 and automatically renews annually thereafter. Either party may terminate the agreements under specified circumstances, including upon a material breach that remains uncured for a specified period of time. Visa may also elect to terminate the agreements prior to the natural expiration of the then-current term due to our failure to meet certain performance requirements.

Pulse Network

In 2013, we entered into a direct processor agreement with Pulse Network LLC, or Pulse, subsequently amended. The contract provides Marqeta with tiered incentives based on the processing volume of our Customers’ transactions routed through Pulse and its affiliated networks. The contract is currently under a renewal term, which automatically renews annually, unless either party provides written notice of its intent not to renew. Either party may terminate the agreement under specified circumstances, including upon a material breach that remains uncured for a specified period of time.

Our Competitors

We compete in a large and evolving market. We believe that the principal competitive factors in our market include:

•	industry expertise;

•	platform and product features and functionality;

•	ability to build new technology and keep pace with innovation;

•	scalability;

•	extensibility;

•	product pricing;

•	security and reliability;

•	brand recognition and reputation;

•	agility; and

•	speed to market.

Our competitors fall into three primary categories:

•	Providers with legacy technology platforms, including Global Payments (TSYS), Fiserv (First Data), and FIS:

We believe we offer a more agile and configurable solution that is faster to market than the traditional providers. We believe that, in general, legacy solutions are more rigid and are slower to both implement and innovate. Legacy platforms are often oriented to serve large financial institutions with standard product offerings. In contrast, the Marqeta Platform supports a range of digitally enabled use cases to serve the evolving card issuing marketplace.

•	Vertical-focused providers, including Wex and Comdata:

While we also compete with providers focused on a certain vertical, we believe that our modern card issuing Platform’s depth and breadth offer a better and more complete solution for innovators. From its initial inception, our Platform was built to be horizontal, making it more configurable and extensible for a variety of emerging use cases and verticals. Furthermore, our experience in one vertical often informs similar use cases in other verticals, helping us bring new features to market faster.

•	Emerging providers, including Adyen and Stripe:

Our Customers tell us that industry expertise is the number one reason for selecting an Issuer Processor. Marqeta has a ten-year track record of successful innovation. Emerging providers lack the years of card issuing experience and generally do not have the same demonstrated track record in card issuing. In addition, emerging providers that are also Acquirer Processors as their core business, are required to dedicate both time and capital to non-core parts of their business to serve the card issuing market. Overall, emerging providers have different go-to-market strategies and technological capabilities, rendering their solutions less attractive to businesses that need card issuing and transaction processing services.

We have a deep history of card issuing expertise, enabling us to achieve technical and operating leverage that we believe potential competitors are unable to replicate. However, some of our competitors have greater financial and operating resources. Moreover, as we expand the scope of our Platform, we may face additional competition. See the section titled “Risk Factors – We participate in markets that are competitive and continuously evolving, and if we do not compete effectively with established companies and new market entrants, our business, results of operations, and financial condition could be adversely affected.”

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, the functionality and infrastructure of our Platform and our business, and frequent enhancements to and expansions of our Platform are more important contributors to our success.

As of December 31, 2020, we had three issued patents in the United States, which expire between 2033 and 2037, and four pending patent applications in the United States that cover various aspects of our business in the United States and abroad. These patents and patent applications are intended to protect our proprietary inventions relevant to our business. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines, and logos in the United States and internationally to the extent we determine appropriate and cost-effective. We also have registered domain names for websites that we use in our business, such as www.marqeta.com and other similar variations.

In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where we operate may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations and financial condition.

From time to time, we also incorporate certain intellectual property licensed from third parties, including under certain open source licenses. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.

Sales and Marketing

Our marketing and business development teams partner closely to grow awareness and adoption of our Platform, accelerate Customer acquisition, and generate revenue. We deploy a range of marketing strategies to drive brand awareness and adoption, including public relations, advertising campaigns, and generating leads and opportunities through direct marketing (online and offline). Our marketing team collaborates with our business development and sales teams to create, influence and mature opportunities with a variety of initiatives, ranging from tailored content to high touch activities such as leading industry trade shows and events.

Our business development teams, incorporating sales and partnerships, employ strategies specific to the industry, vertical, use-case and Customer, to convert interest into Customers, capture market share and drive revenue. Our thoughtful, multi-stage engagement process sets the stage for enduring enterprise partnerships with our Customers.

We complement these marketing, business development, and sales activities with a focus on Customer experience and Customer success. We believe that highly responsive and effective support and education are an extension of our brand and are core to building and maintaining trust. We firmly believe in the importance of partnering with our Customers, and this is made possible by close cooperation between Customers and our Customer success and program management teams, enabling us to react quickly to Customer needs and fostering collaboration on future product innovation.

Research and Development

Our research and development efforts focus on building enterprise-grade product and service capabilities for our Customers. Technical direction is derived from our understanding of the payments ecosystem and our partners, the evolving opportunity and needs of our Customer base, and the developer community. This focus enables the development of a robust, global platform to support a wide array of products, services, and use cases. Our design, product, engineering, and Customer success teams collaborate to connect our Customers to our Issuing Banks and Card Networks. Software development is primarily executed by our team of professionals across design, product management, and engineering disciplines.

As of December 31, 2020, we had 260 employees in our research and development organization, defined as our Product & Technology organization. We intend to continue to invest in our research and development capabilities to extend our Platform. The technical operations team in our Product & Technology organization also works to ensure the successful deployment and monitoring of our Platform.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, information security, intellectual property, competition or other subjects. In addition to laws and regulations that apply to our business directly, we are contractually subject to certain laws and regulations through our relationships with Issuing Banks, Card Networks, our Customers, and our service providers. Many of the laws and regulations that we are subject to are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry that we operate in. Further, these laws and regulations are sometimes ambiguous or inconsistent, and the extent they apply to us is at times unclear. As global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation or that we may in the future be required to obtain licenses and registrations. Any actual or alleged failure to comply with applicable laws or regulations may result in, among other things, private litigation, regulatory investigations and enforcement actions, sanctions, civil and criminal liability and constraints on our ability to continue to operate.

As we grow and expand our geographical reach and our offerings, we may become subject to additional regulations, in the United States and internationally.

Privacy, Data Protection and Information Security Regulations

We provide services that are subject to various state, federal and foreign laws and regulations relating to privacy, data protection, and information security, including, among others, the Gramm-Leach Bliley Act, GDPR, and the CCPA. In some cases, we are subject to regulation as a result of our relationship with Issuing Banks or due to our Customers’ relationships with their cardholders, banks, or regulators. In providing our services, we collect, use, and otherwise process a wide variety of information to help ensure the integrity of our services and products and to provide features and functionality to our Customers. This aspect of our business, including the collection, use, processing, and protection of the information we acquire from our own services as well as from third-party sources, including our Customers and their cardholders, is subject to laws and regulations in the United States and elsewhere. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission and disclosure of certain information. As our business continues to expand, and as laws and regulations continue to be passed and their interpretations continue to evolve, additional laws and regulations relating to privacy, data protection, and information security may become relevant to us. For additional information about our approach to laws and regulations relating to privacy, data protection, and information security, please see “Risk Factors—Risks Relating to Our Business—Regulations and industry standards related to privacy and data protection could adversely affect our ability to effectively provide our services.”

Additionally, our Platform hosts, transmits, processes, and stores payment card data and is therefore required to comply with PCI DSS. As a result, we are subject to PCI audits and must comply with related security requirements. See the risk factor titled “Our business relies on our relationships with Issuing Banks and Card Networks, and if we are unable to maintain these relationships, our business may be adversely affected. Further, any changes to the rules or practices set by Card Networks, including changes in Interchange Fees, could adversely affect our business.”

Association and Card Network Rules

Our Issuing Banks must comply with the bylaws, regulations, and requirements that are set forth by the Card Networks, including PCI DSS and other applicable data-security program requirements. To the extent that we provide certain services in connection with cards issued by our Issuing Banks, we are also subject to such requirements. To provide payment processing services, we are certified and registered with Visa and Mastercard as a processor for member institutions. We are also certified and registered with debit and transaction networks. As such, we are subject to applicable card association, Card Network and national scheme rules that could subject us to fines or penalties for certain acts or omissions. The Card Networks routinely update and modify their requirements and we, in turn, must work to comply with such updates to continue processing transactions on their networks.

Further, depending on our role in the provision of our services, we are subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed on our Platform using the Automated Clearing House Network and to various federal and state laws regarding such operations.

Prepaid Card Regulations

Prepaid card programs that we manage for our Customers are subject to various federal and state laws and regulations, including the Credit Card Accountability, Responsibility, and Disclosure Act of 2009 and the Federal Reserve Board’s Regulation E, which impose requirements on general-use prepaid cards, store gift cards and electronic gift certificates. The Consumer Financial Protection Bureau, or the CFPB, has also issued a final rule on prepaid accounts. The definition of prepaid account under this rule includes certain accounts that are capable of being loaded with funds and whose primary function is to conduct transactions with multiple, unaffiliated merchants, at ATMs or for person-to-person transfers. The requirements under this rule include, among other things, the disclosure of fees and other information to the consumer prior to the creation of a prepaid account; the extension of Regulation E liability limits and error-resolution requirements to all prepaid accounts; the application of Regulation Z credit card requirements to prepaid accounts with overdraft and credit features; and the submission of prepaid account agreements to the CFPB and the publication of such agreements to the general public. These laws and regulations are evolving, unclear, and sometimes inconsistent and subject to judicial and regulatory challenge and interpretation, and therefore the extent these laws and rules apply to, and impact, us is in flux. The extensive nature of these regulations may result in additional compliance obligations and expense for our business.

Anti-Money Laundering

Although we are not a “money services business” or otherwise subject to anti-money laundering registration requirements under U.S. federal or state law, we are subject to certain anti-money laundering laws and regulations in the United States, the United Kingdom, the European Union, and other jurisdictions. In the United States, the Currency and Foreign Transactions Reporting Act, which is also known as the BSA, and which was amended by the USA PATRIOT Act of 2001, contains a variety of provisions aimed at fighting terrorism and money laundering. Among other things, the BSA and implementing regulations issued by the U.S. Treasury Department require certain financial institutions to establish anti-money laundering programs, to not engage in terrorist financing, to report suspicious activity and to maintain a number of related records.

Due to our relationships with Issuing Banks that are directly regulated for anti-money laundering purposes, we have implemented an anti-money laundering program designed to prevent our Platform from being used to facilitate money laundering, terrorist financing and other illicit activity. When providing program management services, we ensure that our anti-money laundering program complies with the requirements of our Issuing Banks. Our programs are also designed to prevent our Platform from being used to facilitate activity in violation of applicable sanctions laws and regulations, including conducting business in specified countries or with designated persons or entities, including those on lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and equivalent foreign authorities. Our anti-money laundering compliance program includes policies, procedures, reporting protocols and internal controls, including the designation of a bank secrecy act officer in the U.S. and the equivalent in other jurisdictions, and it is designed to assist in managing risk associated with money laundering and terrorist financing.

Anti-Bribery Laws

We are subject to anti-corruption and anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the U.K. Bribery Act 2010, and other anti-corruption and anti-bribery laws in countries where we conduct activities. The FCPA and other applicable anti-corruption and anti-bribery laws prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business.

The FCPA includes anti-bribery and accounting provisions enforced by the Department of Justice and SEC. The statute has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens affiliated with foreign government-run or -owned organizations. The statute also requires maintenance of appropriate books and records and maintenance of adequate internal controls.

Federal Trade Commission Act

All persons engaged in commerce, including, but not limited to, us and our Issuing Banks and our Customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices, and certain products are subject to the jurisdiction of the CFPB regarding the prohibition of unfair, deceptive or abusive acts and practices, collectively UDAAP. A number of state laws and regulations also prohibit unfair and deceptive business practices. Various federal and state regulatory enforcement agencies including the Federal Trade Commission, or the FTC, CFPB and the state attorneys general have authority to investigate and take action against businesses, merchants and financial institutions that are alleged to engage in UDAAP or violate other laws, rules and regulations. While we are not directly subject to the purview of the CFPB, if our Issuing Banks are accused of violating such laws, rules, or regulations, we may be required to cooperate with investigations and assist our Issuing Banks in responding to inquiries.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, effected comprehensive revisions to a wide array of federal laws governing financial institutions, financial services and financial markets. Among its most notable provisions is the creation of the CFPB, which is charged with regulating consumer financial products or services and which assumes much of the rulemaking authority under federal laws affecting the extension of credit. In addition to rulemaking authority over several enumerated federal consumer financial protection laws, the CFPB is authorized to issue rules prohibiting UDAAP by persons offering consumer financial products or services and their service providers and has authority to enforce these consumer financial protection laws and CFPB rules. The CFPB has not defined what is a consumer financial product or service but has indicated informally that, in some instances, small businesses may be covered under consumer protection.

Due to our relationships with certain Issuing Banks and Card Networks, we may be subject to indirect supervision and examination by the CFPB in connection with our Platform and certain of our products and services. CFPB rules, examinations, and enforcement actions may require us to adjust our activities and may increase our compliance costs.

In addition, the Durbin Amendment to the Dodd-Frank Act provides that Interchange Fees that an Issuing Bank or Card Network receives or charges for debit transactions are regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Card Network fees may not be used directly or indirectly to compensate Issuing Banks in circumvention of the interchange transaction fee restrictions. While we only contract with Issuing Banks who are exempt from the Durbin Amendment, we remain sensitive to changes in the regulation of Interchange Fees. The implementation of the Dodd-Frank Act is ongoing, and as a result, its overall impact remains unclear. Its provisions, however, are sufficiently far reaching that it is possible that we could be further directly or indirectly impacted.

Escheat Regulations

We are generally exempt from escheat regulations, unless an Issuing Bank must comply and contractually obligates us to cooperate in the Issuing Bank’s compliance. As a result, our Issuing Banks are subject to unclaimed or abandoned property (escheat) laws in the United States. These state laws require banks to turn over to certain government authorities the property of others that such Issuing Banks hold that has been unclaimed for a specified period of time, such as payment instruments that have not been presented for payment and account balances that are due to a Customer following discontinuation of our relationship. We may be required to cooperate with such Issuing Banks in the course of their compliance. In connection with our relationships with Issuing Banks, we may be subject to audit by individual U.S. states with regard to our escheatment practices.

Other

We are subject to examination by our Issuing Banks’ regulators and must comply with certain regulations to which our sponsor banks are subject, as applicable. For instance, due to our relationships with certain Issuing Banks, we may be subject to indirect supervision and examination by the Federal Deposit Insurance Corporation, state banks, and the Office of the Comptroller of the Currency in connection with our Platform and certain of our products and services. We are also subject to audit by certain Issuing Banks. Further, certain of our Customers are financial institutions or non-bank regulated entities and, as a result, we may be indirectly subject to examination and obligated to assist those Customers in complying with certain regulations to which they are subject or with responses to audits of such Customers.

International Regulation

The conduct of our business and the use of our products and services outside the United States are subject to various foreign laws and regulations administered by government entities and agencies in the countries and territories where we operate and where our Customers and their cardholders use our products and service. For instance, we are subject to processing fee and transaction fee regulation where our cards are used and may in the future be subject to Interchange Fee regulations in other countries where our cards are used.

Security, Privacy, and Data Protection

Trust is important for our relationship with our Customers, and we take significant measures to protect the privacy and security of their data and the data of their cardholders.

Security

We devote considerable resources to our information security program, which is dedicated to ensuring the highest confidence in our custodianship of the data of our Customers. Our security program is aligned to the ISO 27000 standards and is regularly audited and assessed by third parties. In addition, our security program has achieved several internationally-recognized certifications and industry standard audited attestations.

Our security program focuses on preserving the confidentiality, integrity, and availability of the personal data and other confidential information of our Customers and our Customers’ cardholders. To this end, our team of security professionals, working in partnership with peers across our company, work to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve our information security. These steps include data encryption in transit and at rest, network security, classifying and inventorying data, limiting and authorizing access controls, and multi-factor authentication for access to systems with data. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our corporate and production infrastructure. In addition, we take steps to help ensure that appropriate security measures are maintained by the third-party vendors we use, including by conducting security reviews and audits.

Privacy and Data Protection

The privacy of our Customers’ data and our Customers’ cardholders’ data is important to our continued growth and success. Privacy is a shared responsibility among all our employees. We also have a privacy team that builds and executes on our privacy program, including support for data protection and privacy-related requests.

We are committed to complying with applicable privacy and data protection laws. We monitor guidance from industry and regulatory bodies and update our Platform and contractual commitments accordingly.

We maintain a privacy policy that describes how we collect, use, and share personal information relating to our Customers and we implement appropriate contractual provisions relating to our processing of cardholders’ personal information.

Our Employees and Human Capital Resources

As of December 31, 2020, we had a total of 509 employees. We supplement our workforce with contractors and consultants. To our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of share-based compensation awards and cash-based performance bonus awards in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Legal Proceedings

We are not currently a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

Facilities

Our corporate headquarters is located in Oakland, California, where we currently lease approximately 63,284 square feet pursuant to a lease agreement that expires in 2026. We also lease and purchase service memberships to additional facilities in London and Manchester, United Kingdom.

We believe that our facilities are suitable to meet our current needs. We intend to expand our facilities or add new facilities as we grow, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth.

MANAGEMENT

Executive Officers, Key Employees, and Directors

The following table provides information as of the date of this prospectus regarding our executive officers, key employees, and directors to be in place upon the consummation of this offering:

Name	Age	Position
Executive Officers:
Jason Gardner	51	Chief Executive Officer, Founder, Director, and Chairperson
Kevin Doerr	56	Chief Product Officer
Vidya Peters	41	Chief Marketing Officer
Darren Mowry	47	Chief Revenue Officer
Randy Kern	44	Chief Technology Officer
Philip (Tripp) Faix	46	Chief Financial Officer
Seth Weissman	52	Chief Legal Officer, General Counsel, and Secretary
Renata Caine	43	Senior Vice President of International, Strategy, and Planning
Brian Kieley	59	Senior Vice President of Program Management

Key Employees:
Lori McAdams	59	Chief People Officer

Non-Employee Directors:
Amy Chang(3)	44	Director
Martha Cummings(1)(3)	60	Director
Gerri Elliot(2)	64	Director
Helen Riley(1)	45	Director
Arnon Dinur(2)(3)	50	Director
Judson Linville*(2)	63	Director
Christopher McKay(1)(2)	48	Director
Godfrey Sullivan(1)	67	Director

*	Lead independent director.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Jason Gardner.    Mr. Gardner founded Marqeta and has served as our Chief Executive Officer and as a member of our board of directors since November 2010. He also serves as Chairperson of our board of directors. Prior to founding Marqeta, Mr. Gardner co-founded PropertyBridge, Inc., a rent and lease-related platform that was acquired by MoneyGram International, Inc. in October 2007, and served as its Vice President from August 2008 to December 2009, Vice President of Business Development from October 2007 to July 2008, and President from May 2004 to October 2007. From June 2002 to May 2004, Mr. Gardner was the Director of Sales for The 451 Group, a technology research group. Mr. Gardner also founded Vertical Think, Inc., an IT management company, and served as its Chief Executive Officer from January 1999 to January 2002. Mr. Gardner holds a Bachelor of Arts in Political Science from Arizona State University.

We believe that Mr. Gardner is qualified to serve as a member of our board of directors because of his experience and perspective as our Chief Executive Officer and founder.

Kevin Doerr.    Mr. Doerr has served as our Chief Product Officer since March 2020. Since May 2010, Mr. Doerr has served as the Founder and Managing Partner of Archimedes Labs, Inc., a venture-based incubation firm focused on consumer mobile services. From June 2016 to March 2020, Mr. Doerr served as the Senior Vice President and General Manager of Domains and Security of GoDaddy, Inc., a publicly traded internet domain registrar and web hosting company. From January 2013 to April 2015, Mr. Doerr served as the Executive Vice President and General Manager, Digital of The Weather Company, a weather forecasting and information technology company. Prior to The Weather Company, Mr. Doerr served in various senior roles at Microsoft Corporation, a publicly traded multinational computer software company, and Yahoo! Inc., a web services provider. Mr. Doerr studied Computer Information Systems at Suffolk University.

Vidya Peters.    Ms. Peters has served as our Chief Marketing Officer since September 2019. Prior to joining Marqeta, Ms. Peters served as the Chief Marketing Officer of MuleSoft, Inc., an enterprise software company, from December 2017 to September 2019 and Vice President of Corporate Marketing from August 2015 to December 2017. Prior to MuleSoft, Ms. Peters held various roles at Intuit Inc., a global financial platform company, from September 2008 to July 2015, most recently as Director of Marketing, Small Business Group from April 2014 to July 2015. Ms. Peters started her career as a strategy consultant at Bain & Company, a global management consulting firm, from October 2002 to June 2005. Ms. Peters holds a Master of Public Administration from Harvard University, a Master of Business Administration in Marketing and Finance from the Kellogg School of Management at Northwestern University, and a Bachelor of Science in Industrial Engineering from Northwestern University.

Darren Mowry.    Mr. Mowry has served as our Chief Revenue Officer since June 2021. Prior to joining Marqeta, Mr. Mowry held positions of increasing responsibility at Amazon Web Services, a subsidiary of Amazon.com, Inc., a publicly traded company, that provides on-demand cloud computing platforms and APIs, from November 2011 to April 2021, including as Managing Director of Europe, Middle East, and Africa (EMEA) from March 2020 to April 2021, Managing Director, United Kingdom and Ireland from April 2019 to April 2020, and Managing Director, Business Development, Amazon Web Services EMEA from May 2017 to April 2019. Prior to Amazon Web Services, Mr. Mowry held several roles at Microsoft Corporation, a publicly traded multinational computer software company from May 2002 to November 2011, most recently as Director, Mid-Atlantic District from June 2008 to November 2011. Mr. Mowry holds a graduate specialization and certification in Change Management and Organizational Development from Georgetown University and a Bachelor of Arts in Public Relations from The University of Alabama.

Randy Kern.    Mr. Kern has served as our Chief Technology Officer since June 2021. Prior to joining Marqeta, Mr. Kern held positions of increasing responsibility at salesforce.com, inc., a publicly traded cloud-based customer relationship management company, from May 2014 to May 2021, including as Executive Vice President of Infrastructure Engineering and Executive Vice President, Chief Customer Technology Officer. Prior to Salesforce, Mr. Kern served as a Partner Director of Development at Microsoft Corporation, a publicly traded multinational computer software company from February 2002 to May 2014.

Tripp Faix.    Mr. Faix has served as our Chief Financial Officer since August 2018. Prior to joining Marqeta, Mr. Faix served in several roles at Intuit Inc., a publicly traded global financial platform company, from September 2011 to August 2018, most recently as the Head of Finance for the Services Division of the Small Business Group. Mr. Faix also worked at Blackstone Advisory Partners L.P. (formerly known as The Blackstone Group L.P.), a global investment firm, from 2008 to 2010, most recently as Vice President. Mr. Faix also worked at Bear Stearns, a global investment bank, from 2006 to 2008 as an Associate in the investment banking division. Mr. Faix holds a Master of Business Administration from the Wharton School of Business of the University of Pennsylvania and a Bachelor of Arts in History from Georgetown University.

Seth Weissman.    Mr. Weissman has served as our Chief Legal Officer and General Counsel since April 2019 and Secretary since October 2019. Mr. Weissman has also served as Principal at Pacifica Coaching and Consulting, an executive coaching and consulting services firm, since June 2017. Since December 2016, Mr. Weissman has been an Advisory Board Member of Powerhouse Venture Fund I L.P., an innovation firm and venture fund. From September 2008 to November 2016, Mr. Weissman served as the Executive Vice President, General Counsel, and Secretary for SolarCity Corporation, a provider of energy services and publicly traded company until its acquisition by Tesla, Inc. in 2016. Mr. Weissman holds a Juris Doctor from Boston University School of Law and a Bachelor of Arts in Political Science from Pennsylvania State University.

Renata Caine.    Ms. Caine has served as our Senior Vice President of International, Strategy, and Planning since January 2021. Ms. Caine previously served as our Vice President of Corporate Strategy and Planning from September 2019 to January 2021 and Head of International Strategy from December 2017 to August 2019. Prior to joining Marqeta, Ms. Caine held various roles at WEX Inc., a publicly traded global corporate payment solutions company, from May 2006 to December 2017, most recently as Vice President of Virtual Payments from June 2015 to December 2017. Ms. Caine holds a Bachelor of Arts in Psychology from the University of Minnesota.

Brian Kieley.    Mr. Kieley has served as our Senior Vice President of Program Management since February 2019, and he served as our Head of Payment Operations from April 2018 to February 2019. Prior to joining Marqeta, Mr. Kieley served as the Chief Operating Officer of Rêv Worldwide, Inc., a payment products and services technology company, from November 2016 to April 2018. From June 2016 to March 2018, Mr. Kieley served as the volunteer Vice President of Social Media & Marketing at Austin SCORE Association, a national non-profit organization that provides free mentorship and free or low-cost education to small businesses across the United States. From June 2014 to November 2016, Mr. Kieley was a self-employed Global Payments and Operations Consultant, working with the provincial government ministry in Canada. From February 2005 to January 2014, Mr. Kieley held a variety of customer service, operations, and product development roles at Visa Inc., a publicly traded global financial platform company, most recently as Senior Vice President and Global Head of Client Support Services from November 2011 to January 2014. Mr. Kieley holds a Bachelor of Commerce in General Finance from Carleton University.

Key Employees

Lori McAdams. Ms. McAdams has served as our Chief People Officer since March 2020. Prior to joining Marqeta, Ms. McAdams served as the Senior Vice President of People of LendingHome Corporation, a real estate lending company, from August 2018 to March 2020. From April 2004 to May 2018, Ms. McAdams served as the Vice President of Human Resources and Administration of Pixar Animation Studios, a computer animation studio and division of The Walt Disney Company. Ms. McAdams holds a Master of Arts in Human Resources and Organizational Development from the University of San Francisco and a Bachelor of Arts in Communications from California State University, Chico.

Ms. McAdams has informed us of her plans to resign her position at Marqeta, and we have begun a process for identifying her successor. Ms. McAdams currently intends to stay with Marqeta in her capacity as Chief People Officer until her successor has been identified. Ms. McAdams’ formal departure may occur before or after the consummation of this offering, depending on when a successor is identified.

Non-Employee Directors

Amy Chang. Ms. Chang has served as a member of our board of directors since April 2021. She has served as Executive Advisor at Cisco Systems, Inc., a publicly traded networking technology company, since August 2020 and previously served as Executive Vice President and General Manager of Cisco Systems’ Collaboration Technology Group from May 2018 to July 2020. She is the founder and former Chief Executive Officer of Accompani, Inc., a relationship intelligence company, a position she held from May 2013 to May 2018. She previously held positions of increasing responsibility at Google, Inc., a multinational technology company, from July 2005 to November 2012, most recently serving as Global Head of Product, Google Ads Measurement and Reporting. Prior to joining Google, she held product management and strategy positions at eBay, Inc., a global commerce provider, and served as a consultant with McKinsey & Company, a management consulting firm, where she specialized in semi-conductors, software, and services. Ms. Chang has served as a board member of Procter & Gamble Co., a publicly traded multi-national consumer goods company, since April 2017 and as a board member of The Walt Disney Company, a multinational media and entertainment company, since May 2021. Ms. Chang served on the board of directors of Cisco Systems from October 2016 to May 2018, Splunk, Inc., a publicly traded big data company, from March 2015 to March 2017, Informatica Corporation, a publicly traded software development company, from July 2012 to August 2015, when it was taken private, and was a member of Target Corporation’s Digital Advisory Council from May 2013 to February 2016. Ms. Chang holds a Master of Science in Electrical Engineering from Stanford University and a Bachelor of Science in Electrical Engineering from Stanford University.

We believe Ms. Chang is qualified to serve as a member of our board of directors because of her extensive experience in leadership and online marketing and her previous board experience.

Martha Cummings.    Ms. Cummings has served as a member of our board of directors since January 2021. From July 2018 to March 2020, Ms. Cummings served as Executive Vice President, Head of Compliance Strategy & Operations at Wells Fargo Bank N.A., a publicly traded global financial services company. Previously, from October 2012 to June 2018, Ms. Cummings served as Senior Vice President and Senior Supervisory Officer at the Federal Reserve Bank of New York. Ms. Cummings served in several roles with Banco Santander, S.A., a publicly traded multinational financial services company, between October 2006 and September 2012, including Managing Director, Head of North America Financial Sponsors and Managing Director, Chief Risk Officer for Banco Santander S.A., New York Branch, and was Senior Vice President, Latin America Capital Markets Risk from September 1997 to April 2001. Ms. Cummings holds a Master of Business Administration from the Wharton School of Business and a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Arts in Economics from the University of Minnesota.

We believe that Ms. Cummings is qualified to serve as a member of our board of directors because of her experience in management and her knowledge of the global financial services industry.

Gerri Elliott. Ms. Elliott has served as a member of our board of directors since April 2021. She has served as Executive Vice President and Chief Sales and Marketing Officer at Cisco Systems, Inc., a publicly traded networking technology company, since April 2018. From July 2009 to March 2014, Ms. Elliott held positions of increasing responsibility at Juniper Networks, Inc., a publicly traded networking company, most recently serving as Executive Vice President, Strategic Advisor and Chief Customer Officer. Before joining Juniper Networks, Ms. Elliott held a series of senior executive positions at Microsoft Corporation, a publicly traded technology company, from September 2001 to December 2008, including as Corporate Vice President, Worldwide Public Sector. Prior to Microsoft, Ms. Elliott spent 21 years at International Business Machines Corporation, a publicly traded technology and consulting company, where she held executive and management positions in North America and Asia Pacific in sales, services, consulting, strategy development, and product management. Ms. Elliott has served on the board of directors of Whirlpool Corporation, a publicly traded home appliances company, since February 2014. Ms. Elliott was previously a director of Marvell Technology Group Ltd., a publicly traded data infrastructure company, from July 2017 to July 2018, Mimecast Limited, a publicly traded cloud services company, from November 2017 to April 2018, Imperva, Inc., a cybersecurity company that was publicly traded until its acquisition by Thoma Bravo in 2019, from August 2015 to May 2018, and Bed Bath & Beyond, Inc., a publicly traded merchandise retailer, from February 2014 to July 2017. Ms. Elliott is the founder of Broadroom.com, a website dedicated to executive women who serve or want to serve on corporate boards. Ms. Elliott holds a Bachelor of Arts in Political Science from New York University.

We believe that Ms. Elliott is qualified to serve as a member of our board of directors because of her extensive experience in executive leadership and experience as a board member of several public companies.

Helen Riley.    Ms. Riley has served as a member of our board of directors since May 2020. Since June 2015, Ms. Riley has served as the Chief Financial Officer at X Development LLC, a research and development company and subsidiary of Alphabet, Inc., a publicly traded internet-related services and products company. From 2011 to 2015, Ms. Riley was the Senior Finance Director of Global Marketing and Global General Administration at Google LLC, a multinational technology company and subsidiary of Alphabet, Inc. Ms. Riley held various other positions in finance at Google from 2003 to 2011. Ms. Riley currently serves on the board of directors of Eventbrite Inc., a publicly traded global service ticketing platform. She also serves on the board of directors of WildAid, a wildlife conservation non-profit organization. Ms. Riley holds a Master of Business Administration from the Harvard Business School and a Bachelor of Arts in Philosophy, Politics and Economics and a Master of Arts from the University of Oxford.

We believe that Ms. Riley is qualified to serve as a member of our board of directors because of her experience in management, knowledge of the global financial services industry, and experience as a board member of a public company.

Arnon Dinur.    Mr. Dinur has served as a member of our board of directors since September 2013. Since June 2009, Mr. Dinur has served as a Partner at 83North, a venture capital firm. Previously, from November 2006 to June 2009, Mr. Dinur led mobile strategy at SanDisk Corporation, a publicly traded Flash memory card company, as Senior Vice President after joining SanDisk Corporation in connection with the acquisition of Msystems Ltd, in 2006. From July 2002 to November 2006, Mr. Dinur served in several roles, including Senior Vice President of Strategy and M&A and Corporate Vice President and General Manager of the DiskOnKey division, at Msystems, a producer of flash memory storage products. Mr. Dinur currently serves on the board of directors of a number of privately held companies. Mr. Dinur holds a Master of Business Administration from the University of Texas at Austin and a Bachelor of Laws and a Bachelor of Arts in Accounting from Tel Aviv University.

We believe that Mr. Dinur is qualified to serve as a member of our board of directors because of his experience as a seasoned venture capital investor, his experience as a current and former director of many companies and his knowledge of the industry that we operate in.

Judson Linville.    Mr. Linville has served as a member of our board of directors since May 2020. Since October 2019, Mr. Linville has served as a Senior Advisor at General Atlantic LLC, a global growth equity firm. He previously served as the Chief Executive Officer of Global Cards and Consumer Services at Citigroup Inc., a publicly traded global financial services institution, from November 2010 to September 2018. Prior to joining Citigroup, Mr. Linville served in various leadership roles at American Express Company, a publicly traded multinational financial services corporation, from October 1989 to October 2010, including as President and Chief Executive Officer of Consumer Services, President of the U.S. Consumer Card Services Group and President of Corporate Services. Mr. Linville currently serves as a member of the Board of Visitors of Duke University’s Fuqua School of Business and as a member of the Board of Trustees of Lafayette College. Mr. Linville holds a Doctor of Psychology in Clinical Psychology from the College of Medicine at Drexel University and a Bachelor of Arts in Psychology from Lafayette College.

We believe that Mr. Linville is qualified to serve as a member of our board of directors because of his extensive business experience in the financial industry, his experience in management and his knowledge of the industry that we operate in.

Christopher McKay.    Mr. McKay has served as a member of our board of directors since June 2011. Mr. McKay is a Managing Director of Granite Ventures, a venture capital firm he joined at its inception in September 1998. Prior to Granite Ventures, Mr. McKay worked as an Associate in the venture capital group at Hambrecht & Quist, an investment bank. Mr. McKay currently serves on the board of directors of a number of privately held software companies. Mr. McKay holds a Bachelor of Arts in English Literature from the University of Virginia.

We believe that Mr. McKay is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and as a board member of privately held technology companies and his knowledge of software and financial technology.

Godfrey Sullivan.    Mr. Sullivan has served on our board of directors since May 2021. Mr. Sullivan previously served as President and Chief Executive Officer of Splunk, Inc., a publicly traded big data company, from September 2008 to November 2015. Prior to Splunk, Mr. Sullivan held several executive roles at Hyperion Solutions Corporation, a performance management software company acquired by Oracle Corporation in April 2007, most recently as President and Chief Executive Officer from October 2001 to April 2007. Mr. Sullivan has served as a member of the board of directors of CrowdStrike Holdings, Inc., a publicly traded cybersecurity company, since December 2017 and Ring Central, Inc., a publicly traded software-as-a-service solutions provider, since April 2019. Mr. Sullivan previously served on the board of directors of Splunk, Inc. from December 2011 to June 2019, including as chairman of the board of directors from December 2011 until March 2019, Citrix Systems, Inc., a publicly traded enterprise software company, from February 2005 to June 2018, and Informatica Corporation, a publicly traded software development company, from January 2008 to June 2013. Mr. Sullivan holds a Bachelor of Business Administration in Real Estate and Economics from the Hankamer School of Business at Baylor University.

We believe Mr. Sullivan is qualified to serve as a member of our board of directors because of his extensive experience in leadership, business, and software, and his experience as a board member of several public companies.

Code of Conduct

Our board of directors has adopted a code of conduct that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, we will post the full text of our code of conduct on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors consists of nine directors, eight of whom will qualify as “independent” under Nasdaq listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Gardner, Mr. Dinur, and Mr. McKay, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be Ms. Cummings, Ms. Riley, and Mr. Linville, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be Ms. Chang, Ms. Elliott, and Mr. Sullivan, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Dinur, Linville, McKay, and Sullivan and Mmes. Chang, Cummings, Elliott, and Riley do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has adopted, effective upon the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Mr. Linville to serve as our lead independent director. As lead independent director, Mr. Linville will preside over periodic meetings of our independent directors, serve as a liaison between the Chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mmes. Riley and Cummings and Messrs. McKay and Sullivan, with Ms. Riley serving as Chairperson. The composition of our audit committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Ms. Riley is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our financial statements and our critical accounting policies and practices;

•	review the adequacy of our internal controls;

•	review our policies on risk assessment and risk management;

•	review related-party transactions;

•	pre-approve all audit and all permissible non-audit services to be performed by the independent registered public accounting firm; and

•	oversee the performance of our internal audit function when established.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Our compensation committee consists of Ms. Elliott and Messrs. Linville, Dinur and McKay, with Mr. Linville serving as Chairperson. The composition of our compensation committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve, or make recommendation to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mmes. Cummings and Chang and Mr. Dinur, with Ms. Cummings serving as Chairperson. The composition of our nominating and corporate governance committee meets the requirements for independence under Nasdaq listing standards and SEC rules and regulations. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing requirements and rules of Nasdaq.

Role of Board of Directors in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has been, an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transaction involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Other than as set forth in the table and described more fully below, we did not provide any compensation or make any equity awards or non-equity awards to any person who served as a non-employee member of our board of directors during 2020. During 2020, Jason Gardner, our Chief Executive Officer, and Omri Dahan, our former Chief Revenue Officer, served as members of our board of directors as well as employees, and received no additional compensation for their services as a member of our board of directors. Mr. Dahan’s service as a member of our board terminated in November 2020. See the section titled “Executive Compensation” for more information about Mr. Gardner and Mr. Dahan’s compensation for 2020. We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Name(1)	Option Awards ($)(2)(3)	Total ($)
Chris McKay, Arnon Dinur, and Stefan Tirtey(4)	—	—
Helen Riley(5)	1,344,000	1,344,000
Judson Linville(6)	1,120,000	1,120,000

(1)	Except as set forth below, none of our directors held options to purchase our common stock or any other stock awards as of December 31, 2020.
(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our non-employee directors during fiscal year 2020, calculated in accordance with the Financial Accounting Standards Board, or FASB, ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our directors upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.

(3)

Each option grant is subject to the terms of our 2011 Plan. Ms. Riley and Mr. Linville received options to purchase 600,000 and 500,000 shares of our Class B common stock, respectively, which vest in four equal annual installments commencing on May 14, 2020, subject to the non-employee director’s continuous service on the board of directors of the company through each applicable vesting date. The shares underlying the options are immediately exercisable. In the event of a Corporate Transaction (as defined in the 2011 Plan), the shares subject to the stock options shall accelerate and become fully vested as of the date of such Corporate Transaction.

(4)	Mr. Tirtey resigned from our board of directors in February 2021.
(5)

Ms. Riley joined our board of directors in May 2020. As of December 31, 2020, Ms. Riley held an outstanding option for 600,000 shares of our Class B common stock. Pursuant to the board of director agreement we entered into with Ms. Riley on May 12, 2020, in consideration for her service as a non-employee director, she was granted an option for our Class B common stock.

(6)

Mr. Linville joined our board of directors in May 2020. As of December 31, 2020, Mr. Linville held an outstanding option for 500,000 shares of our Class B common stock. Pursuant to the board of director agreement we entered into with Mr. Linville on May 12, 2020, in consideration for his service as a non-employee director, he was granted an option for our Class B common stock.

In January 2021, Martha Cummings joined our board of directors and received an early exercisable stock option to purchase 300,000 shares of our Class B common stock, which shares vest in four equal annual installments beginning on the first anniversary of January 12, 2021, subject to her continued services to us on our board of directors. In April 2021, Amy Chang and Gerri Elliott also joined our board of directors and each received an early exercisable stock option grant to purchase 600,000 shares of our Class B common stock, which shares vest in four equal annual installments beginning on the first anniversary of April 7, 2021 and April 12, 2021, respectively, subject to their continued services to us on our board of directors. Additionally, in April 2021, Ms. Cummings and Mr. Linville received an early exercisable stock option grant to purchase 300,000 and 100,000 shares of our Class B common stock, respectively which shares vest in four equal annual installments beginning on the first anniversary of January 12, 2021 and May 4, 2020, respectively, subject to their continued services to us on our board of directors. Lastly, in May 2021, Godfrey Sullivan joined our board of directors and received an early exercisable stock option to purchase 600,000 shares of our Class B common stock, which shares vest in four equal annual installments beginning on the first anniversary of May 5, 2021, subject to his continued services to us on our board of directors. In the event of a Corporate Transaction (as defined in the 2011 Plan), the shares subject to such stock options shall accelerate and become fully vested as of the date of such Corporate Transaction.

Non-Employee Director Compensation Program

Prior to this offering, we did not have a formal policy to compensate our non-employee directors and did not pay any cash compensation to any of our non-employee directors. In connection with this offering, we have adopted a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$50,000

Our policy provides that each non-employee director that is elected to our board following our initial public offering will be granted a one-time restricted stock unit award of our Class A common stock with a value of $350,000, or the Initial Grant. Furthermore, on the date of each of our annual meetings of stockholders following the completion of this offering, each non-employee director who will continue as a non-employee director following such meeting and who has fully vested in all equity grants granted by us to such non-employee director prior to our initial public offering will be granted a restricted stock unit award of our Class A common stock with a value of $175,000, or the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service through the applicable vesting date. The Initial Grant will vest in three equal annual installments commencing on the first anniversary of the grant date, subject to continued service through the applicable vesting date. Such awards are subject to full acceleration of vesting upon a “sale event” as defined in the 2021 Plan.

Employee directors will receive no additional compensation for their service as a director.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during our fiscal year ending December 31, 2020, or fiscal year 2020, and our next two most highly compensated executive officers in respect of their service to our company for fiscal year 2020. We refer to these individuals as our named executive officers. Our named executive officers for fiscal year 2020 are:

•	Jason Gardner, our Chief Executive Officer;

•	Omri Dahan, our Chief Revenue Officer (resigned from such position in February 2021); and

•	Kevin Doerr, our Chief Product Officer.

Our executive compensation program is based on a pay-for-performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary, bonus, and equity incentives in the form of stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.

2020 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers during fiscal year 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jason Gardner	2020	350,000		9,778	1,035,000	297,740	—	1,692,518
Chief Executive Officer

Omri Dahan(5)	2020	350,000		14,668	931,500	397,391	8,550	1,702,109
Chief Revenue Officer

Kevin Doerr	2020	271,923	(6)	7,582	2,538,000	230,850	3,978	3,052,333
Chief Product Officer

(1)	The amounts reflect a discretionary bonus provided to the named executive officers in recognition of their services to us during fiscal year 2020.
(2)

The amounts reported represent the aggregate grant date fair value of the stock options awarded to our named executive officers during our fiscal year ending December 31, 2020, or fiscal year 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 of our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying shares of Class B common stock.

(3)	The amounts reported reflect bonuses paid to each of our named executive officers, as described more fully in the “Narratives to 2020 Summary Compensation Table” below.
(4)	The amount reported represents a 401(k) matching contribution.
(5)	Mr. Dahan resigned as our Chief Revenue Officer in February 2021.
(6)	Mr. Doerr joined us in March 2020 and his salary reflects his compensation for his partial year of service.

Narratives to 2020 Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge, and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience. For fiscal year 2020, the annual base salary for each of Mr. Gardner, Mr. Dahan, and Mr. Doerr was $350,000.

Annual Bonuses

During fiscal year 2020, our named executive officers were eligible to earn a cash bonus based upon achievement of both corporate and individual goals determined by the board of directors based on a target percentage of annual base salary. The bonus targets for Mr. Gardner, Mr. Dahan, and Mr. Doerr were 50%, 75%, and 50% of their respective base salaries. For fiscal year 2020, Mr. Doerr’s bonus was prorated to account for his partial year of employment starting in March 2020.

Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. During fiscal year 2020, we granted stock options to purchase shares of our Class B common stock to Mr. Gardner, Mr. Dahan, and Mr. Doerr, as described in more detail in the “Outstanding Equity Awards at Fiscal 2020 Year End” table.

Perquisites

We generally do not provide perquisites to our executives, other than 401(k) matching contributions that are provided to all of our employees, including our named executive officers.

Executive Employment Arrangements

Offer Letters in Place During the Fiscal Year 2020 for Named Executive Officers

Jason Gardner

On June 6, 2011, we entered into an employment offer letter with Mr. Gardner for the position of Chief Executive Officer. The offer letter provides for Mr. Gardner’s at-will employment and sets forth his initial base salary and eligibility to participate in our benefit plans. Mr. Gardner is subject to our proprietary information and inventions agreement.

Omri Dahan

On June 9, 2011, we entered into an employment offer letter with Mr. Dahan for the position of Vice President of Business Development; Mr. Dahan subsequently served as our Chief Revenue Officer, a position he held until February 1, 2021. The offer letter provided for Mr. Dahan’s at-will employment and set forth his initial base salary, an initial stock option grant, and eligibility to participate in our benefit plans. Mr. Dahan was subject to our proprietary information and inventions agreement.

In March 2021, we entered into a separation agreement with Mr. Dahan whereby we mutually agreed that his employment with us as our Chief Revenue Officer ended on February 1, 2021, and that thereafter he would serve as a non-executive employee at his current annual salary and benefits until the first to occur of (i) April 1, 2021, or (ii) a certain project renewal by us (the Separation Date). In connection with the separation agreement, Mr. Dahan received (1) a one-time lump sum payment of $262,500; (2) accelerated vesting of his outstanding option awards equal to that number of shares that, absent his separation, were scheduled to become vested through April 1, 2021; and (3) continuation of health insurance under COBRA or Cal-COBRA for nine months following the Separation Date.

Kevin Doerr

On February 25, 2020, we entered into an employment offer letter with Mr. Doerr for the position of Chief Product Officer. The offer letter provides for Mr. Doerr’s at-will employment and sets forth his initial base salary, eligibility to receive an annual performance bonus targeted at 50% of his base salary, an initial stock option grant, and eligibility to participate in our benefit plans. Mr. Doerr is subject to our confidential information and inventions assignment agreement.

2021 Equity Awards to Certain Named Executive Officers

In February 2021, our board of directors granted early exercisable stock options to Mr. Gardner and Mr. Doerr to purchase 1,209,639 and 251,463 shares of our Class B common stock, respectively, that vest based on continued services over four years. The options are subject to 100% accelerated vesting in the event the applicable named executive officer is terminated by us without cause or by the named executive officer with good reason, in either case within 3 months before or 12 months after a corporate transaction, as each term is defined in the applicable award agreement.

CEO Long-Term Performance Award

In April and May 2021, our board of directors granted stock options to Mr. Gardner, providing for a maximum of 19,740,923 shares and 47,267 shares of our Class B common stock, which we refer to collectively as the CEO Long-Term Performance Award. The CEO Long-Term Performance Award has an exercise price of $21.49 and $23.40 per share, respectively, which was the fair market value of our Class B common stock at the time of each grant as determined by our board of directors. The CEO Long-Term Performance Award vests over a period of up to seven years following the expiration of the lock-up period associated with this public offering with an option term of up to 10 years from the date of grant, subject to earlier termination, including if Mr. Gardner’s service ends or 18 months from the respective grant dates if a public offering of our common stock has not occurred by such time. The CEO Long-Term Performance Award vests subject to Mr. Gardner remaining our chief executive officer or executive chairman of our board of directors (the “Service Condition”) through the achievement of certain performance conditions, as described below.

Our board of directors, in consultation with Compensia, an independent compensation consultant, and upon the recommendation of the Compensation Committee, considered many factors in determining the CEO Long-Term Performance Award, including the size, terms and conditions of the award. The board of directors considered Mr. Gardner’s significant ownership percentage in the company obtained primarily in connection with his co-

founding of the Company and the amount of his ownership interests that were unvested as of the date of the grant in its deliberations of this award. The board of directors reviewed market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering. The board was intent on establishing an award that would encourage long-term sustained stockholder value creation by including a long vesting schedule and performance-based vesting. Our board of directors believed it was important for the CEO Long-Term Performance Award to not simply vest based on the passage of time while Mr. Gardner provides services to us. Rather, the CEO Long-Term Performance Award will vest only if we achieve certain stock price goals, which if achieved, would allow our other stockholders to benefit from the increases in our stock price. The board of directors believe these stock price goals represent challenging hurdles and, if achieved, would result in a return to our stockholders in excess of market norms for comparable technology companies. The CEO Long-Term Performance Award is meant to support our transition to a public company while providing a meaningful incentive to Mr. Gardner with sustained long-term value creation for our stockholders, and minimize dilution if returns are lower than contemplated. The board of directors currently intends the CEO Long-Term Performance Award to be the exclusive equity award that Mr. Gardner receives for a period of seven years.

The CEO Long-Term Performance Award has a performance period that commences upon the expiration of the lock-up period associated with an underwritten public offering of our Class A common stock and expires on the earlier of the 7-year anniversary of the date our initial public offering, a change in control of the company, or Mr. Gardner ceasing to meet the Service Condition. Shares subject to the award that have not vested by the end of the performance period will terminate and be forfeited for no consideration.

The CEO Long-Term Performance Award is divided into seven equal tranches. If an initial public offering of our Class A common stock is completed within 18 months of the date of grant, then the shares will be eligible to vest upon the achievement of certain “Company Stock Price Hurdles” during the performance period. Except as set forth below, 1/7th of the total number of option shares will vest and become exercisable for the applicable tranche in the table below, subject to Mr. Gardner satisfying the Service Condition through the vesting date:

Tranche	Common Stock Price Hurdle
1	2.5x Opening Price (“First Price Target”)
2	1.17x First Price Target (“Second Price Target”)
3	1.17x Second Price Target (“Third Price Target”)
4	1.17x Third Price Target (“Fourth Price Target”)
5	1.17x Fourth Price Target (“Fifth Price Target”)
6	1.17x Fifth Price Target (“Sixth Price Target”)
7	1.17x Sixth Price Target (“Seventh Price Target”)

“Opening Price” means our initial public offering price set forth on the cover page of this prospectus. The Company Stock Price Hurdle will be achieved if the average closing price of a share of our Class A common stock during any 90 consecutive trading day period during the performance period equals or exceeds the “Company Stock Price Hurdle” set forth in the table above. There is no linear interpolation between hurdles. The Company Stock Price Hurdles and the number of associated shares that will vest will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar events.

In addition, the CEO Long-Term Performance Award has a restricted vesting period during the first four years following our initial public offering (the “Restricted Vesting Period”) such that Mr. Gardner is only eligible to vest in up to 20% of the shares of the CEO Long-Term Performance Award during each fiscal year during the Restricted Vesting Period. If multiple Company Stock Price Hurdles are met during such Restricted Vesting Period, the excess shares that would have vested in such fiscal year shall instead be eligible to vest on the first day of the next fiscal year subject to Mr. Gardner meeting the Service Condition through such date. This limitation shall not be applicable if there is a change in control during the Restricted Vesting Period.

In the event of a change in control of the company, the per share acquisition price in such transaction will be used to determine whether any then-unachieved Company Stock Price Hurdles are achieved (with no linear interpolation between stock price hurdles).

We estimated the grant date fair value of the CEO Long-Term Performance Award using a Monte Carlo simulation model that incorporated multiple stock price paths and probabilities that the Company Stock Price Hurdles are met. The weighted-average grant date fair value of the seven tranches of the CEO Long-Term Performance Award was estimated to be $10.53 per option share. We will recognize total share-based compensation expense of approximately $208.4 million over the derived service period of each of the seven separate tranches, if Mr. Gardner meets the Service Condition, regardless of whether the Company Stock Price Hurdles are achieved. If the Company Stock Price Hurdles are met sooner than the derived service period, we will adjust our share-based compensation expense to reflect the cumulative expense associated with the vested award.

Executive Severance Plan

In connection with this offering, we have adopted an executive severance plan, or the Executive Severance Plan, which applies to our executive officers and certain key employees. Our Executive Severance Plan provides that upon (i) a termination of a participant’s employment by us for any reason other than for “cause,” death, or disability, or (ii) a resignation of employment by the participant for “good reason” (as each term is defined in the Executive Severance Plan): (i) each participant (other than our Chief Executive Officer) will be entitled to receive (a) a lump sum cash payment equal to 9 months of his/her base salary, (b) continued health coverage pursuant to COBRA for up to 9 months, and (c) a lump sum cash amount equal to 75% of the participant’s annual target bonus; and (ii) our Chief Executive Officer will be entitled to receive (i) a lump sum cash payment equal to 12 months of his/her base salary, (ii) continued health coverage pursuant to COBRA for up to 12 months, and (iii) a lump sum amount equal to 100% of his/her annual target bonus. In addition to these benefits, if such termination occurs within 3 months prior to, and ending 12 months after, a “change in control,” as defined in the Executive Severance Plan, then an eligible participant will be entitled to receive the full acceleration of vesting of all outstanding and unvested equity award held by such participant; provided, that any unvested and outstanding equity awards subject to performance conditions (other than continued service) will be deemed satisfied as specified in the applicable award agreements. The participant is required to execute and deliver an effective release of claims in favor of us in order receive any such severance benefits. The payments and benefits provided under the Executive Severance Plan in connection with a “change in control” may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a “change in control” would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the recipient.

Outstanding Equity Awards at Fiscal 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020:

Option Awards(1)
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jason Gardner	2/24/2019(2)(3) 4/1/2020(2)(3)	770,557 458,334	— —	0.40 2.25	2/23/2029 5/4/2030
Omri Dahan	2/24/2019(2)(3) 4/1/2020(2)(3)	726,210 450,000	— —	0.40 2.25	2/23/2029 5/4/2030
Kevin Doerr	3/23/2020(3)(4)	1,800,000	—	2.25	3/29/2030

(1)

Each option grant is subject to the terms of our 2011 Plan, as amended from time to time. Shares underlying each award granted under our 2011 Plan are shares of Class B common stock of the company. Each option is immediately exercisable unless as otherwise set forth below.

(2)

1/48th of the shares subject to the stock option vest on a monthly basis following the vesting commencement date, subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.

(3)

If the named executive officer is terminated without Cause or resigns with Good Reason (as both such terms are defined in the applicable award agreement) in either case within 3 months before or 12 months after the consummation of a Corporate Transaction (as defined in the 2011 Plan), then, subject to delivering a fully executed and effective general release of claims, 100 percent of the then-unvested shares subject to the named executive officer’s option shall vest as of such termination date (or the Corporate Transaction, if later).

(4)

25% of the shares subject to the stock option vest on the first anniversary of the vesting commencement date and the remaining 75% vest in 36 equal monthly installments thereafter, generally subject to the named executive officer’s continuous service relationship with the company through each applicable vesting date.

Employee Benefits and Stock Plans

2021 Stock Option and Incentive Plan

Our 2021 Plan was adopted by our board of directors and subsequently approved by our stockholders in May 2021, and will become effective on the day before the date on which the registration statement of which this prospectus forms part was declared effective by the SEC. Our 2021 Plan will replace our 2011 Plan, as our board of directors determined not to make additional awards under our 2011 Plan following the completion of our initial public offering. However, our 2011 Plan will continue to govern outstanding equity awards granted thereunder. Our 2021 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors, and other key persons, including consultants.

Authorized Shares.    We have initially reserved 60,000,000 shares of our Class A common stock for the issuance of awards under our 2021 Plan. Our 2021 Plan will provide that the number of shares reserved and available for issuance under our 2021 Plan will automatically increase each January 1, beginning on January 1, 2022, by 5% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under our 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under our 2021 Plan and 2011 Plan will be added back to the shares of Class A common stock available for issuance under our 2021 Plan (after being converted from Class B common stock into Class A common stock). The maximum number of shares of Class A common stock that may be issued as incentive stock options in any one calendar year period may not exceed 60,000,000, cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of 5% of the number of outstanding shares of Class A and Class B common stock as of the immediately preceding December 31, or 60,000,000 shares of Class A common stock.

Non-Employee Director Limit.    Our 2021 Plan contains a limitation whereby the value of all awards granted under our 2021 Plan and all other cash compensation paid by us to any non-employee director in any calendar year may not exceed: (i) $1,000,000 in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year.

Administration.    Our 2021 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2021 Plan. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants.

Eligibility.    Persons eligible to participate in our 2021 Plan will be those employees, non-employee directors, and consultants, as selected from time to time by our compensation committee in its discretion.

Options.    Our 2021 Plan will permit the granting of both options to purchase stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our Class A common stock on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Stock Appreciation Rights.    Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class A common stock, or cash, equal to the value of the appreciation in our trading price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class A common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units.    Our compensation committee will be able to award restricted shares of Class A common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Unrestricted Stock Awards.    Our compensation committee may grant shares of Class A common stock that are free from any restrictions under our 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Dividend Equivalent Rights.    Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock.

Cash-Based Awards.    Our compensation committee will be able to grant cash bonuses under our 2021 Plan to participants, subject to the achievement of certain performance goals.

Sale Event.    Our 2021 Plan will provide that upon the effectiveness of a “sale event,” as defined in our 2021 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under our 2021 Plan. To the extent that awards granted under our 2021 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under our 2021 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of our 2021 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Amendment.    Our board of directors will be able to amend or discontinue our 2021 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to our 2021 Plan will require the approval of our stockholders.

No awards may be granted under our 2021 Plan after the date that is 10 years from the date of stockholder approval of our 2021 Plan. No awards under our 2021 Plan have been made prior to the date hereof.

Amended and Restated 2011 Equity Incentive Plan, as amended

Our 2011 Plan was adopted by our board of directors in February 2011, approved by our stockholders in June 2011, and was most recently amended by our board of directors in May 2021. Our 2011 Plan allows for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs, and other stock awards to employees, directors, and consultants. Following this offering, we will not grant any further awards under our 2011 Plan. All outstanding awards under the 2011 Plan will continue to be governed by their existing terms.

Authorized Shares.    As of March 31, 2021, the number of shares of our Class B common stock reserved for issuance under the 2011 Plan was 100,993,447 shares of Class B common stock. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. Shares under awards that are forfeited back to the company because of the failure to meet a contingency or condition required to vest such shares, any shares paid to the company under a “net-exercise” arrangement, and any shares withheld in satisfaction of taxes shall revert to and again become available for issuance under the 2011 Plan. Following this offering, such shares will be added to the shares of Class A common stock available for issuance under our 2021 Plan.

Administration.    The 2011 Plan is currently administered by our board of directors. The plan administrator has the authority to interpret and administer our 2011 Plan and any agreement thereunder, and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise, purchase or strike price, if any, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2011 Plan. The plan administrator may also reduce the exercise price of any outstanding options, cancel and substitute any outstanding option, or any other general repricing with the consent of any adversely affected option holder.

Eligibility.    Persons eligible to participate in the 2011 Plan are our full or part-time employees, directors, and consultants as selected from time to time by our board of directors in its discretion.

Options.    The 2011 Plan permits the granting of both options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option or, alternatively, the method for establishing an option’s exercise price is determined by our board of directors on the date such option is granted. The term of each option is fixed by our board of directors and may not exceed 10 years from the date of grant. Our board of directors determines at what time or times each option may be exercised.

Stock Appreciation Rights.    Our board of directors may award stock appreciation rights subject to such conditions and restrictions as it may determine.

Restricted Stock and Restricted Stock Units.    Our board of directors may award restricted shares of Class B common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Change in Control.    The 2011 Plan provides that upon the consummation of an “Corporate Transaction,” as defined in the 2011 Plan, except as otherwise provided in the award agreement, outstanding awards may be assumed, continued, or substituted by an acquiring company. Additionally, the administrator may provide that holders of stock awards may receive a payment equal to the excess of the value of such stock award over the exercise price of such stock award. If outstanding awards are not assumed, continued, or substituted, such awards shall terminate provided that outstanding awards held by certain employees shall be accelerated in full prior to the effective time of such Corporate Transaction and then terminate.

Transferability.    Under our 2011 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Option awards are generally not transferable other than by will or the laws of descent and distribution, except as otherwise provided under our 2011 Plan.

Amendment.    Our board of directors may amend or discontinue the 2011 Plan and our board of directors can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose. Certain amendments to the 2011 Plan or awards thereunder will require the approval of our stockholders and amendments that would impair the rights of any participant require the written consent of that participant.

Plan Term.    No awards may be granted under the 2011 Plan after the date that is 10 years from the date of board approval of the 2011 Plan.

2021 Employee Stock Purchase Plan

In May 2021, our board of directors adopted and our stockholders approved our ESPP. The ESPP will become effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC. The ESPP will initially reserve and authorize the issuance of up to a total of 6,000,000 shares of Class A common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 12,000,000 shares of our Class A common stock, 1% of the outstanding number of shares of our Class A and Class B common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All U.S. employees and employees of a designated subsidiary under the ESPP, whose customary employment is for more than 20 hours per week, are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.

We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on the last business day occurring on or before November 15, 2021. Each eligible employee as of the effective date of the registration statement for the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Subsequent offerings will usually begin every six months and will continue for six month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 15% of his or her compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period or the last business day of the purchase period, whichever is lower, provided that no more than 1,250 shares of common stock (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of this offering. An amendment that increases the number of shares of common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

Senior Executive Cash Incentive Bonus Plan

In May 2021, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan will become effective on the day before the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: achievement of cash flow (including, but not limited to, operating cash flow and Free Cash Flow); earnings before interest, taxes, depreciation, and amortization; adjusted EBITDA; gross profits; net income (loss) (either before or after interest, taxes, depreciation, and/or amortization); changes in the market price of our Class A common stock; economic value-added; acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements; operating income (loss); return on capital, assets, equity, or investment; total stockholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our Class A common stock; sales or market shares; revenue; corporate revenue; year over year revenue growth; bookings; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices, and/or (E) measured on a pre-tax or post-tax basis (if applicable).

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate.

Marqeta 401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We provide a matching contribution of 50 percent of the first 6 percent of compensation that an employee contributes, which matching contribution vests after one year of service. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Series D-1 Redeemable Convertible Preferred Stock Financing

In March 2018, we sold an aggregate of 33,185,680 shares of our Series D-1 redeemable convertible preferred stock at a purchase price of $1.2053 per share, for an aggregate purchase price of $40.0 million, pursuant to our Series D-1 redeemable convertible preferred stock financing. The following table summarizes purchases of our Series D-1 redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of Series D-1 redeemable convertible preferred stock.

Stockholder	Shares of Series D-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with ICONIQ Capital(1)	29,037,470	$34,999,831

(1)	Consists of ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P.

Series E Redeemable Convertible Preferred Stock Financing

From March 2019 through May 2019, we sold an aggregate of 38,552,483 shares of our Series E redeemable convertible preferred stock at a purchase price of $3.8908 per share, for an aggregate purchase price of $150.0 million, pursuant to our Series E redeemable convertible preferred stock financing. The following table summarizes purchases of our Series E redeemable convertible preferred stock by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of Series E redeemable convertible preferred stock.

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Coatue(1)	25,444,638	$98,999,998

(1)	Consists of Coatue Kona III LP and Coatue US 14 LLC.

Secondary Sales of Common Stock and Preferred Stock

In June 2018, the following secondary sales of common stock and preferred stock occurred:

•

The Gardner 2008 Living Trust dated March 22, 2008, an entity affiliated with Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson, sold 3,024,870 shares of common stock at a purchase price of $1.15712 per share, for an aggregate purchase price of $3,500,138, to ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., entities affiliated with ICONIQ Capital, a holder of more than 5% of our outstanding capital stock;

•

Omri Dahan, our Chief Revenue Officer and a Director at the time of the transaction, sold 1,728,477 shares of our common stock at a purchase price of $1.15712 per share, for an aggregate purchase price of $2,000,055, to ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P., entities affiliated with ICONIQ Capital, a holder of more than 5% of our outstanding capital stock; and

•

ICONIQ Strategic Partners III, L.P. and ICONIQ Strategic Partners III-B, L.P. entities affiliated with ICONIQ Capital, a holder of more than 5% of our outstanding capital stock, also purchased, from investors who were not directors, executive officers or holders of more than 5% of our outstanding capital stock, (i) 428,122 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.16917333 per share, for an aggregate purchase price of $500,549, (ii) 4,214,070 shares of our Series B redeemable convertible preferred stock at a purchase price of $1.16917333 per share, for an aggregate purchase price of $4,926,978 and (iii) 1,701,801 shares of our Series C redeemable convertible preferred stock at a purchase price of $1.19328, for an aggregate purchase price of $2,030,725, resulting in an aggregate purchase price of $7,458,252.

•

The Gardner 2008 Living Trust dated March 22, 2008, an entity affiliated with Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson, sold 1,296,322 shares of our common stock at a purchase price of $1.15712 per share, for an aggregate purchase price of $1,500,000.11, to an investor which was not a director, executive officer, or holder of more than 5% of our outstanding capital stock.

In April 2019, in connection with our Series E redeemable convertible preferred stock financing:

•

The Gardner 2008 Living Trust dated March 22, 2008, an entity affiliated with Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson, sold 6,939,446 shares of our common stock at a purchase price of $3.8908 per share, for an aggregate purchase price of $26,999,997, to certain investors in our Series E redeemable convertible preferred stock financing, none of which were directors, executive officers, or holders of more than 5% of our outstanding capital stock;

•

The Dahan Living Trust, an entity affiliated with Omri Dahan, our Chief Revenue Officer and a Director at the time of the transaction, sold 3,855,248 shares of our common stock at a purchase price of $3.8908 per share, for an aggregate purchase price of $14,999,999, to certain investors in our Series E redeemable convertible preferred stock financing, none of which were directors, executive officers, or holders of more than 5% of our outstanding capital stock;

•

83North II Limited Partnership, a holder of more than 5% of our outstanding capital stock, sold 10,771,746 shares of our Series A redeemable convertible preferred stock at a purchase price of $3.8908 per share, for an aggregate purchase price of $41,910,709, to certain investors in our Series E redeemable convertible preferred stock financing, including entities affiliated with Vitruvian Partners, a holder of more than 5% of our outstanding capital stock, but none of which were directors or executive officers; and

•

Marshall Luxembourg S.à r.l., Because GmbH, and Pexfin Inc., entities affiliated with Vitruvian Partners, a holder of more than 5% of our then-outstanding capital stock, purchased 23,131,489 shares of our common stock, Series A redeemable convertible preferred stock and Series C redeemable convertible preferred stock that were immediately exchanged for Series E redeemable convertible preferred stock, at a purchase price of $3.8908 per share, for an aggregate purchase price of $89,999,997, from 83North II Limited Partnership, a holder of more than 5% of our outstanding capital stock, The Gardner 2008 Living Trust Dated March 22, 2008, an entity affiliated with Jason Gardner, our Chief Executive Officer, Founder, Director and Chairperson, The Dahan Living Trust, an entity affiliated with Omri Dahan, our Chief Revenue Officer and Director at the time of the transaction, and other stockholders who were not directors, executive officers or holders of more than 5% of our outstanding capital stock.

In August 2020, the following secondary sales of common stock occurred:

•

Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson, and The Gardner 2008 Living Trust dated March 22, 2008, an entity affiliated with Jason Gardner, our Chief Executive Officer, Founder, Director and Chairperson, collectively sold 1,952,382 shares of our common stock at a purchase price of $8.3374 per share and 1,072,151 shares of our common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $26,999,300, to certain investors, none of which were directors, executive officers, or holders of more than 5% of our outstanding capital stock;

•

Omri Dahan, our Chief Revenue Officer and a Director at the time of the transaction, and The Dahan Living Trust, an entity affiliated with Omri Dahan, our Chief Revenue Officer and Director at the time of the transaction, collectively sold 1,084,657 shares of our common stock at a purchase price of $8.3374 per share and 595,639 shares of our common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $14,999,609, to certain investors, none of which were directors, executive officers, or holders of more than 5% of our outstanding capital stock; and

•

83North II Limited Partnership, a holder of more than 5% of our outstanding capital stock, sold 2,781,330 shares of our common stock at a purchase price of $8.3374 per share and 1,527,368 shares of our common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $38,462,741, to certain investors, none of which were directors, executive officers, or holders of more than 5% of our outstanding capital stock.

Investor Rights Agreement

We are party to an amended and restated investor rights agreement, or the investor rights agreement, that provides, among other things, certain holders of our capital stock, including entities affiliated with 83North, DFS Services LLC, Granite Ventures, ICONIQ Capital, and Coatue, which each hold more than 5% of our outstanding capital stock with registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement with certain holders of our capital stock, including entities affiliated with 83North, DFS Services LLC, Granite Ventures, ICONIQ Capital, and Coatue, which each hold more than 5% of our outstanding capital stock, and Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson, we or our assignees have a right to purchase shares of our capital stock that certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Since January 1, 2018, we and our assignees have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including entities affiliated with 83North, DFS Services LLC, Granite Ventures, ICONIQ Capital, and Coatue, which each hold more than 5% of our outstanding capital stock, and Jason Gardner, our Chief Executive Officer, Founder, Director, and Chairperson have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Transactions with PULSE Network LLC

On December 5, 2013, we entered into a Direct Processor Agreement with PULSE Network LLC, or PULSE, for the provision of PULSE Network LLC’s PIN debit and ATM network services to us. We paid PULSE Network LLC $6,046,599, $14,398,570, and $30,421,845 in the 2018, 2019, and 2020 fiscal years, respectively, in Card Network fees. PULSE Network LLC is owned by DFS Services LLC, a holder of more than 5% of our outstanding capital stock, and is the affiliated PIN debit and ATM network of DFS Services LLC.

Other Transactions

We have granted stock options to purchase common stock to our executive officers and certain of our directors. See the sections titled “Executive Compensation” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws which will become effective upon the completion of this offering and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee charter will provide that the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. As of the date of this prospectus, we have adopted standards, policies and procedures governing the review and approval of related party transactions.

All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 10, 2021, or the Beneficial Ownership Date, as adjusted to reflect the sale of Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options and RSUs that are currently exercisable or would vest based on service-based vesting conditions, assuming any applicable liquidity condition had been achieved, within 60 days of the Beneficial Ownership Date to be beneficially owned by the person holding the option or RSUs for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 484,679,529 shares of our common stock outstanding as of the Beneficial Ownership Date, which includes 351,844,340 shares of Class B common stock resulting from the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock immediately prior to the completion of this offering, as if this conversion and reclassification had occurred as of the Beneficial Ownership Date. Percentage ownership of our common stock after this offering assumes our sale of 45,454,546 shares of Class A common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Marqeta, Inc., 180 Grand Avenue, 6th Floor, Oakland, CA 94612.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering				Percent of Total Voting Power After the Offering(2)
	Class B(1)		Class A		Class B(1)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Entities affiliated with 83North(3)	38,778,289	8.0%	—	—	38,778,289	8.0%	7.9%
Entities affiliated with DFS Services LLC(4)	26,267,862	5.4%	—	—	26,267,862	5.4%	5.4%
Entities affiliated with Granite Ventures(5)	54,261,696	11.2%	—	—	54,261,696	11.2%	11.1%
Entities affiliated with ICONIQ(6)	42,093,869	8.7%	—	—	42,093,869	8.7%	8.6%
Entities affiliated Coatue(7)	25,444,638	5.2%	—	—	25,444,638	5.2%	5.2%
Named Executive Officers and Directors:
Jason Gardner(8)	71,399,273	14.1%	—	—	71,399,273	14.1%	14.0%
Omri Dahan(9)	8,539,155	1.8%	—	—	8,539,155	1.8%	1.7%
Kevin Doerr(10)	2,051,463	*	—	—	2,051,463	*	*
Amy Chang(11)	600,000	*	—	—	600,000	*	*
Martha Cummings(12)	600,000	*	—	—	600,000	*	*
Gerri Elliott(13)	600,000	*	—	—	600,000	*	*
Helen Riley(14)	600,000	*	—	—	600,000	*	*
Arnon Dinur	—	—	—	—	—	—	—
Judson Linville(15)	600,000	*	—	—	600,000	*	*
Christopher McKay(16)	54,382,234	11.2%	—	—	54,382,234	11.2%	11.1%
Godfrey Sullivan(17)	600,000	*	—	—	600,000	*	*
All directors and executive officers as a group (18 persons)(18)	150,429,905	28.8%	—	—	150,429,905	28.8%	28.5%

*	Represents less than one percent (1%).
(1)	The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.
(2)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 10 votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Voting Rights” for more information about the voting rights of our Class A common stock and Class B common stock.

(3)

Consists of 38,778,289 shares of Class B common stock held of record by 83North II Limited Partnership (“83North II”). Each of 83North II GP, L.P. (the “83North II GP”), the general partner of 83North II, and 83North II Manager, Ltd. (the “83North II GPGP”), the general partner of the 83North II GP, has voting and dispositive power over the shares held by 83North II. Investment decisions on behalf of 83North II are made collectively by Erez Ofer, Yoram Snir and Laurel Bowden, the sole shareholders of the 83North II GPGP. Arnon Dinur, a limited partner of the 83North II GP, is also a member of Marqeta’s board of directors. The address for 83North II is 10 Sderot Abba Eban Bldg. C, 9th Floor, Herzliya, 4673303, Israel.

(4)

Consists of 26,267,862 shares of Class B common stock held of record by DFS Services LLC (“Discover”). Discover is a wholly-owned subsidiary of Discover Financial Services, a publicly traded company. Voting and dispositive decisions with respect to the shares held by Discover are made by Discover Financial Services. The address for Discover is 2500 Lake Cook Road, Riverwoods, Illinois 60015.

(5)

Consists of (i) 53,827,878 shares of Class B common stock held by Granite Ventures II, L.P. (“Granite Ventures II”) and (ii) 433,818 shares of Class B common stock held by Granite Ventures Entrepreneurs Fund II, L.P. (“Granite Ventures Entrepreneurs Fund II”, and together with Granite Ventures II, the “Granite Entities”). Granite Management II, LLC (“Granite Management II”) is the general partner of the Granite Entities. Christopher McKay, a member of our board of directors, is one of several managing directors of Granite Management II, LLC and as such Mr. McKay may be deemed to have voting and investment power with respect to such shares. The address for each of the entities in this paragraph is 300 Montgomery St Suite 638, San Francisco, California 94104.

(6)

Consists of (i) 20,348,700 shares of Class B common stock held of record by ICONIQ Strategic Partners III, L.P. (“ICONIQ III”) and (ii) 21,745,169 shares of Class B common stock held of record held by ICONIQ Strategic Partners III-B, L.P. (“ICONIQ III-B”, and together with ICONIQ III, the “ICONIQ Entities”). ICONIQ Strategic Partners III GP, L.P. (“ICONIQ GP III”) is the general partner of ICONIQ III and ICONIQ III-B. ICONIQ Strategic Partners III TT GP, Ltd. (“ICONIQ Parent GP III”) is the general partner of ICONIQ GP III. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP III and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Entities. The address for each of the ICONIQ Entities is 394 Pacific Avenue, 2nd Floor, San Francisco, California 94111.

(7)

Consists of (i) 19,276,241 shares of Class B common stock held of record by Coatue Kona III LP (“Coatue Kona III”) and (ii) 6,168,397 shares of Class B common stock held of record held by Coatue US 14 LLC (“Coatue US 14”, and together with Coatue Kona III, the “Coatue Entities”). Each Coatue Entity has designated Coatue Management, L.L.C. to serve as its respective investment manager. Philippe Laffont serves as the control person of Coatue Management, L.L.C. Voting and dispositive decisions with respect to the shares held by the Coatue Entities are made by Coatue Management, L.L.C. The address of each of the entities in this paragraph is 9 West 57th Street, 25th Floor, New York, NY 10019.

(8)

Consists of (i) 39,922,553 shares of Class B common stock held of record by Jason Gardner and Jocelyne Gardner as trustees of The Gardner 2008 Living Trust dated March 22, 2008, (ii) 625,000 shares held of record by Jason Gardner, as trustee of the Jason Gardner 2020 GRAT, dated November 23, 2020, (iii) 625,000 shares held of record by Jocelyne Gardner, as trustee of the Jocelyne Gardner 2020 GRAT, dated November 23, 2020, (iv) 8,000,000 shares of Class B common stock held of record by trusts for the benefit of Mr. Gardner’s children and of which the trustee is an independent institution, and (v) 22,226,720 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date by Mr. Gardner. Mr. Gardner disclaims beneficial ownership of the shares held in the trusts for the benefit of Mr. Gardner’s children.

(9)

Consists of (i) 4,289,244 shares of Class B common stock held of record by Omri Dahan as trustee of The Dahan Living Trust, (ii) 1,500,000 shares of Class B common stock held of record by Omri Dahan as trustee of the DAHAN 2020 MARQETA GRAT dated July 23, 2020, (iii) 100,000 shares of Class B common stock held of record by Mr. Dahan as managing member of Dahan Family LLC, (iv) 2,350,002 shares of Class B common stock held of record by Graeme Rael as trustee for trusts for the benefit of Mr. Dahan’s family, and (v) 299,909 shares of Class B common stock. As of March 13, 2021, Mr. Dahan was no longer employed by us.

(10)	Consists of 2,051,463 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(11)	Consists of 600,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(12)

Consists of (i) 19,000 shares of Class B common stock and (ii) 581,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.

(13)	Consists of 600,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date
(14)	Consists of 600,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(15)	Consists of 600,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(16)

Consists of (i) 54,261,696 shares held by the entities affiliated with Granite Ventures as identified in footnote 5 and (ii) 120,538 shares of Class B common stock held of record by Chris McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020.

(17)	Consists of 600,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.
(18)

Consists of (i) 112,749,476 shares of Class B common stock beneficially owned by our current directors and executive officers and (ii) 37,680,429 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of the Beneficial Ownership Date.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and our amended and restated investor rights’ agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of 1,500,000,000 shares of Class A common stock, $0.0001 par value per share, 600,000,000 shares of Class B common stock, $0.0001 par value per share, and 100,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of March 31, 2021, there were no outstanding shares of Class A common stock and 484,791,355 shares of our Class B common stock outstanding, held by 567 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Upon the completion of this offering, we will have authorized a class of Class A common stock and a class of Class B common stock. All outstanding shares of our existing common stock and redeemable convertible preferred stock will be reclassified into shares of our new Class B common stock. In addition, any options to purchase shares of our capital stock outstanding prior to the completion of this offering will become eligible to be settled in or exercisable for shares of our new Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We do not expect to provide for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Conversion

Each outstanding share of Class B common stock will be convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations and other entities exclusively owned by the stockholder or their family members or (ii), in the case of a stockholder who is a natural person, the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.

Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon the date specified by affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Class B common stock, voting as a single class.

All outstanding shares of Class A common stock and Class B common stock will convert automatically into shares of a single class of common stock on the earlier of the date that is 10 years from the date of this prospectus or the date the holders of at least 66-2/3% of our Class B common stock elect to convert the Class B common stock to Class A common stock. The purpose of this provision is to ensure that following such conversion, each share of common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into a single class of common stock, the Class A common stock and Class B common stock may not be reissued. See the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock.” The dual-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to this offering, including our directors, executive officers and their respective affiliates. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval, and that may depress the trading price of our Class A common stock.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2021, we had outstanding options to purchase an aggregate of 24,332,915 shares of our Class B common stock, with a weighted-average exercise price of $2.92 pursuant to our 2011 Plan, which was adopted in February 2011, most recently amended and restated by our board of directors in January 2021.

Restricted Stock Units

As of March 31, 2021, we had outstanding RSUs representing 6,503,203 shares of our Class B common stock, issued pursuant to our 2011 Plan.

Warrants

As of March 31, 2021, there were outstanding warrants to purchase an aggregate of 203,610 shares of our redeemable convertible preferred stock, with a weighted-average exercise price of $0.295 per share, and warrants to purchase an aggregate of 2,569,528 shares of our common stock, with a weighted-average exercise price of $0.021 per share. The warrants will be automatically converted into warrants for Class B common stock upon the completion of this offering.

Registration Rights

After the completion of this offering, certain holders of our Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the investor rights agreement. We, along with certain holders of our redeemable convertible preferred stock, are parties to the investor rights agreement. The registration rights set forth in the investor rights agreement will expire four years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders, in an amount not to exceed $75,000. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for more information regarding such restrictions.

Demand Registration Rights on Form S-1

After the completion of this offering, the holders of up to approximately 362,319,118 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning on the five-year anniversary of the execution of the investor rights agreement, which was executed in May 2020, the holders of a majority of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-1, subject to certain limitations. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 120 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of the filing of, and ending on the date 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock. Additionally, we will not be required to effect a demand registration if, within thirty days of receipt of a written request from the holders of a majority of these shares then outstanding, we provide notice to the holders of our intention to file a registration statement for a public offering within 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 362,319,118 shares of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our employees or a subsidiary pursuant to any employee benefit plan, (2) a registration relating to a transaction under Rule 145 of the Securities Act; or (3) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Demand Registration Rights on Form S-3

After the completion of this offering, the holders of up to approximately 362,319,118 shares of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares then outstanding may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in the same calendar year as the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 120 days. Additionally, we will not be required to effect a demand registration stock if, within thirty days of receipt of a written request from the holders of 10% of these shares then outstanding, we provide notice to the holders of our intention to file a registration statement for a public offering within 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Dual-Class Stock.    As described above in the subsection titled “—Class A Common Stock and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual-class common stock structure, which will provide our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

•

Board of Directors Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. These provisions will make it more difficult to change the composition of our board of directors and promote continuity of management.

•

Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors.”

•

Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated

bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions.    Any amendment of the above provisions in our amended and restated certificate of incorporation will require approval by holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock.    Our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Exclusive Forum.    Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, and employees to us or our stockholders, (3) any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine; provided, however, that the Delaware Forum Provision shall not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. These forum provisions may impose additional costs on stockholders, may limit our stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on us and our stockholders.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royal Street, Canton, MA 02021.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “MQ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2021, we will have a total of 45,454,546 shares of our Class A common stock and 484,791,355 shares of our Class B common stock outstanding, assuming (i) the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 351,844,340 shares of our Class B common stock, (ii) the net issuance of 428,675 shares of our common stock issuable pursuant to the vesting and settlement of 739,095 RSUs subject to liquidity conditions outstanding as of March 31, 2021 (based on an assumed 42% tax withholding rate), and (iii) the reclassification of our outstanding common stock as Class B common stock, all immediately prior to the completion of this offering. Of these outstanding shares, all of the 45,454,546 shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our Class B common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least    days following the date of this prospectus. As a result of these agreements and the provisions of our investor rights’ agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, these restricted securities will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 45,454,546 shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning at the commencement of the second trading day after the date that we publicly announce earnings for the quarter ended June 30, 2021, up to approximately 61.2 million shares of Class A common stock held by our employees, officers, directors and other stockholders will be immediately available for sale in the public market (as further described and subject to the conditions set forth under “Lock-Up Agreements and Market Standoff Provisions” below), subject in some cases to the volume and other restrictions of Rule 144, described below;

•

beginning 181 days after the date of this prospectus, subject to certain exceptions as described in the section titled “Underwriting” below, 422,796,021 additional shares of Class B common stock will become eligible for sale in the public market, of which 151,527,765 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have agreed or will agree with the underwriters of this offering that, subject to certain exceptions as described in the section titled “Underwriting,” during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, we and they will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

•

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in the preceding bullet point is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•	make any demand for, or exercise any right with respect to, the registration of any such securities; or

•	publicly disclose the intention to do any of the foregoing.

Notwithstanding the foregoing,

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our officers and directors, other than our Chief Executive Officer, as of July 9, 2021, or the Measurement Date, for which all vesting conditions are satisfied as of such Measurement Date, may be sold in the public market beginning at the commencement of the second trading day after the date that we publicly announce earnings for the quarter ended June 30, 2021, or the Post-Offering Earnings Release Date, provided that (a) each of (i) the average of the closing prices per share on Nasdaq for the preceding 10-day trading day period ending on, and including, the Post-Offering Earnings Release Date and (ii) the closing price per share on the first full trading day immediately following the Post-Offering Earnings Release Date is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus, or the Trading Price Condition, and that such officer or director is an officer or director on the Measurement Date;

•

up to 33% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our employees, other than our officers, as of the Measurement Date for which all vesting conditions are satisfied as of such Measurement Date, may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date, provided that the Trading Price Condition is met and that such employee is an employee on the Measurement Date; and

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held as of the Measurement Date by all of our other stockholders parties to such lock-up agreements may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date, provided that the Trading Price Condition is met and, to the extent such securities are subject to vesting, all such vesting conditions have been met on the Measurement Date.

We refer to any release of securities described in the preceding three bullet points as an “Earnings-Related Lock-Up Release.” We will report any Earnings-Related Lock-Up Release on a Current Report on Form 8-K before it is effective.

The restricted period with respect to our officers, directors, and other holders will terminate on the earlier of (i) the opening of trading on the second trading day immediately following our release of earnings for the quarter ended September 30, 2021 and (ii) 180 days after the date of this prospectus.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with substantially all of our security holders, including our investor rights agreement and our standard form of option agreement, that contain market stand-off provisions. For any security holders who have not signed the lock-up agreements described above, the market stand-off provisions will impose restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and subject to the expiration of the lock-up agreements and market standoff agreements described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 454,545 shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up agreements and market standoff agreements described above.

Registration Rights

Pursuant to the investor rights agreement, the holders of up to 362,319,118 shares of our Class B common stock (including shares issuable upon the conversion of our outstanding redeemable convertible preferred stock immediately prior to the completion of this offering and shares issued upon the exercise of a warrant held by Comerica Ventures Incorporated, or their transferees), will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our Class A common stock and Class B common stock issued or reserved for issuance under our 2011 Plan, our 2021 Plan, and our ESPP. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. As of March 31, 2021, RSUs and options to purchase a total of 30,836,118 shares of our Class B common stock pursuant to our 2011 Plan were outstanding and no options or other equity awards were outstanding or exercisable under our 2021 Plan. In addition, we intend to file one or more registration statements covering shares of our common stock issued pursuant to our equity incentive plans permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a discussion of the material U.S. federal income tax consequences relating to ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state or local or non-U.S. taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code or U.S. federal taxes other than income (e.g., estate). This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our Class A common stock;

•

persons who hold or receive our Class A common stock pursuant to the exercise of any option or acquire our Class A common stock as compensation for services; persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code; or

•	holders of our Class B common stock.

In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their Class A common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state or local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our Class A common stock.

Distributions on our Class A Common Stock

We do not currently expect to pay any dividends. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock.”

Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•

we are or were a “United States real property holding corporation” during a certain look-back period, unless our Class A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding Class A common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under applicable U.S. Treasury regulations, “withholdable payments” currently include payments of dividends on our Class A common stock. Currently proposed U.S. Treasury Regulations provide that FATCA withholding does not apply to gross proceeds from the disposition of property of a type that can produce U.S. source dividends or interest; however, prior versions of the rules would have made such gross proceeds subject to FATCA withholding. Taxpayers (including withholding agents) can currently rely on the proposed Treasury Regulations. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
Nomura Securities International, Inc.
HSBC Securities (USA) Inc.
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Total	45,454,546

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 6,818,181 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 6,818,181 additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell shares of our Class A common stock through certain of their affiliates or other registered broker-dealers or selling agents.

We and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have agreed or will agree with the underwriters of this offering that, except with the prior written consent of the representatives, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (the “restricted period”), we and they will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant);

•

enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in the preceding bullet point is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•	make any demand for, or exercise any right with respect to, the registration of any such securities; or

•	publicly disclose the intention to do any of the foregoing.

This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Notwithstanding the foregoing,

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our officers and directors, other than our Chief Executive Officer, as of July 9, 2021, or the Measurement Date, for which all vesting conditions are satisfied as of such Measurement Date, may be sold in the public market beginning at the commencement of the second trading day after the date that we publicly announce earnings for the quarter ended June 30, 2021, or the Post-Offering Earnings Release Date, provided that (a) each of (i) the average of the closing prices per share on Nasdaq for the preceding 10-day trading day period ending on, and including, the Post-Offering Earnings Release Date and (ii) the closing price per share on the first full trading day immediately following the Post-Offering Earnings Release Date is at least 33% greater than the initial public offering price per share set forth on the cover page of this prospectus, or the Trading Price Condition, and that such officer or director is an officer or director on the Measurement Date;

•

up to 33% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held by our employees, other than our officers, as of the Measurement Date for which all vesting conditions are satisfied as of such Measurement Date, may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date, provided that the Trading Price Condition is met and that such employee is an employee on the Measurement Date; and

•

up to 15% of the shares of common stock and shares of common stock underlying securities convertible into or exercisable or exchangeable for our common stock (including stock options, restricted stock units and other equity awards) held as of the Measurement Date by all of our other stockholders parties to such lock-up agreements may be sold in the public market beginning at the commencement of the second trading day after the Post-Offering Earnings Release Date, provided that the Trading Price Condition is met and, to the extent such securities are subject to vesting, all such vesting conditions have been met on the Measurement Date.

We refer to any release of securities described in the preceding three bullet points as an “Earnings-Related Lock-Up Release.” We will report any Earnings-Related Lock-Up Release on a Current Report on Form 8-K before it is effective. See the section titled “Shares Eligible for Future Sale” for information about the number of shares of our Class A common stock that may be eligible for sale as a result of any Early Lock-Up Release.

The restricted period with respect to our officers, directors, and other holders will terminate on the earlier of (i) the opening of trading on the second trading day immediately following our release of earnings for the quarter ended September 30, 2021 and (ii) 180 days after the date of this prospectus.

The restrictions on our officers, directors, and other holders set forth above are subject to certain exceptions, including with respect to:

•	transfers as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes;

•

transfers upon death or by will, intestate succession, other testamentary document, or pursuant to a so-called “living trust” or other revocable trust established to provide for the disposition of property upon death;

•

transfers to any immediate family member, to any trust for the direct or indirect benefit of the holder or the immediate family thereof, or to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust;

•

transfers to a partnership, limited liability company or other entity of which the holder and the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

•	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the preceding bullet points;

•

transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the holder or an affiliate, or as part of a distribution, transfer, or disposition to partners, members, stockholders or other equity holders or to the estate thereof;

•	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement, or other order of a court or regulatory agency;

•

transfers to us in connection with the repurchase of shares of common stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, or pursuant to the agreements pursuant to which such shares were issued, from an employee or service provider of the company upon death, disability or termination of employment, in each case, of such employee or service provider;

•	transfers of securities acquired in this offering or in open market transactions after the closing date of this offering;

•

transfers to us in connection with the vesting, settlement, or exercise of restricted stock units, shares of restricted stock, options, warrants, or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax (including estimated tax) and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, shares of restricted stock, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the restrictions set forth above, and provided further that any such restricted stock units, shares of restricted stock, options, warrants or rights are held pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus or filed as an exhibit to the registration statement;

•

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors (or a duly authorized committee thereof) and made to all holders of our capital stock involving a change of control of the company provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, such securities remain subject to the restrictions set forth above; and provided further that so long as the undersigned’s shares are not transferred, sold or tendered, such shares shall remain subject to the restrictions set forth above;

•

transfers as a result of the exercise outstanding options, settlement of restricted stock units or other equity awards or the of exercise warrants pursuant to plans described in this prospectus; provided that any securities received upon such exercise, vesting or settlement shall be subject to the restrictions set forth above;

•

transfers as a result of conversions of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock (including the conversion of shares of Class B common stock into shares of Class A common stock) or warrants to acquire shares of common stock; provided that any such shares of common stock or warrants received upon such conversion remain subject to the restrictions set forth above;

•

the establishment of written trading plans pursuant to Rule 10b5-1 under the Exchange Act; provided that (1) such plans do not provide for the transfer of securities during the restricted period (other than transfers in connection with an Earnings Related Lock-Up Release as described above) and (2) no public announcement or filing under the Exchange Act or other public announcement shall be required or made voluntarily by any person regarding the establishment of such plan during the restricted period; and

•	sales pursuant to the terms of the underwriting agreement.

The restrictions on us set forth above are subject to certain exceptions, including with respect to:

•	the sale of the shares of Class A common stock to the underwriters pursuant to the underwriting agreement;

•	the conversion, exercise or exchange of convertible, exercisable or exchangeable securities outstanding as of the date of this prospectus and described herein;

•

stock options, stock awards, restricted stock, restricted stock units or other equity awards, and the issuance of shares of common stock with respect thereto or upon the exercise, vesting or settlement thereof (including any “early”, “net” or “cashless” exercises or settlements), pursuant to the terms of equity plans described in this prospectus;

•

the sale or issuance of, or entry into an agreement providing for the sale or issuance of, common stock or securities convertible into, exercisable for or which are otherwise exchangeable for or represent the right to receive common stock, in connection with (x) the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us or a subsidiary in connection with such acquisition or (y) our joint ventures, commercial relationships and other strategic transactions, provided that the aggregate number of shares of common stock (or as converted common stock in the case of securities convertible into common stock) that we may sell or issue or agree to sell or issue pursuant to this exception may not exceed 10% of the total number of shares of common stock outstanding immediately following this offering;

•

the filing of any registration statement on Form S-8 (including any resale registration statement on Form S-8) relating to securities granted or to be granted pursuant to our equity plans disclosed in this prospectus or any assumed employee benefit plan contemplated in the preceding bullet point;

•	our transfer of up to 360,000 shares of common stock through the Marqeta Cares program as described in this prospectus; and

•

the sale or issuance of warrants (and any common stock upon the exercise thereof) to our customers in the ordinary course of business in an aggregate amount not to exceed 0.5% of the total number of shares of common stock outstanding (on an as-converted basis) immediately following this offering.

The representatives may release the securities subject to the restrictions described above in whole or in part at any time. The representatives have agreed that in the event that they grant an early release or discretionary waiver of the above restrictions with respect to our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock to a stockholder party to our amended and restated investor rights agreement, then they will provide a pro rata release or waiver of such restrictions to each other stockholder party to the amended and restated investor rights agreement.

Prior to the offering, there has been no public market for our Class A common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on Nasdaq under the symbol “MQ.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6.6 million. We will agree to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $30,000.

The underwriters will agree to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a Relevant Member State) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Regulation,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State; and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.marqeta.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

MARQETA, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Marqeta, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marqeta, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Redwood City, California

April 1, 2021

MARQETA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$60,344	$220,433	$247,630
Restricted cash	7,800	7,800	7,800
Marketable securities	95,225	149,903	140,145
Accounts receivable, net	3,974	8,420	3,363
Settlements receivable, net	9,906	12,867	11,358
Network incentives receivable	10,622	20,022	32,077
Prepaid expenses and other current assets	9,334	11,461	11,290

Total current assets	197,205	430,906	453,663
Property and equipment, net	10,520	9,477	9,152
Operating lease right-of-use assets, net	15,248	13,411	12,889
Other assets	218	3,886	6,099

Total assets	$223,191	$457,680	$481,803

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,889	$2,362	$2,532
Revenue share payable	29,749	78,191	92,313
Accrued expenses and other current liabilities	31,673	60,545	69,448

Total current liabilities	64,311	141,098	164,293
Redeemable convertible preferred stock warrant liabilities	569	2,517	4,827
Operating lease liabilities, net of current portion	17,669	15,449	14,727
Other liabilities	3,300	10,452	9,650

Total liabilities	85,849	169,516	193,497

Commitments and contingencies (Note 8)

Redeemable convertible preferred stock, $0.0001 par value; 337,047,188, 352,047,950 and 352,047,950 shares authorized; 336,843,578, 351,844,340 and 351,844,340 shares issued and outstanding; aggregate liquidation preference of $378,707, $552,868 and $552,868 as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited), respectively	335,748	501,881	501,881
Stockholders’ deficit:
Common stock, $0.0001 par value; 503,000,000, 545,000,000, and 545,000,000 shares authorized, 118,430,031, 130,312,838 and 132,518,340 shares issued and outstanding as of December 31, 2019, December 31, 2020, and March 31, 2021 (unaudited), respectively	12	13	13
Additional paid-in capital	7,365	39,769	52,794
Accumulated other comprehensive income (loss)	46	25	(20)
Accumulated deficit	(205,829)	(253,524)	(266,362)

Total stockholders’ deficit	(198,406)	(213,717)	(213,575)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$223,191	$457,680	$481,803

See accompanying notes to consolidated financial statements

MARQETA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Net revenue	$143,267	$290,292	$48,388	$107,983
Costs of revenue	82,814	172,385	29,826	58,126

Gross profit	60,453	117,907	18,562	49,857
Operating expenses:
Compensation and benefits	86,506	126,861	24,982	44,839
Professional services	8,960	10,129	2,346	6,261
Technology	7,796	13,239	2,439	5,626
Occupancy	3,777	4,337	1,087	1,086
Depreciation and amortization	3,080	3,498	857	907
Marketing and advertising	2,080	1,670	338	495
Other operating expenses	7,117	5,260	1,526	1,295

Total operating expenses	119,316	164,994	33,575	60,509

Loss from operations	(58,863)	(47,087)	(15,013)	(10,652)
Other income (expense), net	698	(521)	495	(2,167)

Loss before income tax expense	(58,165)	(47,608)	(14,518)	(12,819)
Income tax expense	(35)	(87)	(12)	(19)

Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Deemed dividend to redeemable convertible preferred stockholders	(64,149)	—	—	—

Net loss attributable to common stockholders	$(122,349)	$(47,695)	$(14,530)	$(12,838)

Net loss per share attributable to common stockholders, basic and diluted	$(1.07)	$(0.39)	$(0.12)	$(0.10)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	113,851,714	122,932,556	118,477,836	130,841,306

See accompanying notes to consolidated financial statements

MARQETA, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Other comprehensive income (loss), net of taxes:
Change in foreign currency translation adjustment	(22)	(64)	(13)	(14)
Change in unrealized gain (loss) on marketable securities	69	43	34	(31)

Comprehensive loss	$(58,153)	$(47,716)	$(14,509)	$(12,883)

See accompanying notes to consolidated financial statements

MARQETA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	287,216,434	$114,842	121,411,803	$12	$2,870	$(1)	$(87,788)	$(84,907)
Issuance of Series E redeemable convertible preferred stock at $3.89 per share, net of issuance costs of $7,010	38,552,483	142,990	—	—	—	—	—	—
Exchange of common stock for Series E redeemable convertible preferred stock	11,074,661	13,767	(11,074,661)	—	(13,767)	—	—	(13,767)
Deemed dividend upon the exchange of Series A and Series C redeemable convertible preferred stock for Series E redeemable convertible preferred stock	—	64,149	—	—	(4,308)	—	(59,841)	(64,149)
Issuance of common stock upon exercise of vested options	—	—	7,767,038	—	515	—	—	515
Issuance of common stock upon early exercise of unvested options	—	—	762,440	—	—	—	—	—
Repurchase of early exercised stock options	—	—	(436,589)	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	298	—	—	298
Share-based compensation expense	—	—	—	—	21,757	—	—	21,757
Change in other comprehensive income (loss)	—	—	—	—	—	47	—	47
Net loss	—	—	—	—	—	—	(58,200)	(58,200)

Balance as of December 31, 2019	336,843,578	335,748	118,430,031	12	7,365	46	(205,829)	(198,406)

Issuance of Series E-1 redeemable convertible preferred stock at $8.34 per share, net of issuance costs of $8,058	20,989,756	166,942	—	—	—	—	—	—
Conversion of Series A and Series C redeemable convertible preferred stock to common stock	(5,988,994)	(809)	5,988,994	1	808	—	—	809
Issuance of common stock upon exercise of vested options	—	—	5,236,999	—	2,472	—	—	2,472
Issuance of common stock upon early exercise of unvested options	—	—	847,184	—	—	—	—	—
Repurchase of early exercised stock options	—	—	(190,370)	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	742	—	—	742
Vesting of common stock warrants	—	—	—	—	171	—	—	171
Share-based compensation expense	—	—	—	—	28,211	—	—	28,211
Change in other comprehensive income (loss)	—	—	—	—	—	(21)	—	(21)
Net loss	—	—	—	—	—	—	(47,695)	(47,695)

Balance as of December 31, 2020	351,844,340	$501,881	130,312,838	$13	$39,769	$25	$(253,524)	$(213,717)

See accompanying notes to consolidated financial statements

Marqeta, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	336,843,578	$335,748	118,430,031	$12	$7,365	$46	$(205,829)	$(198,406)
Issuance of common stock upon exercise of vested options (unaudited)	—	—	2,233,220	—	173	—	—	173
Issuance of common stock upon early exercise of unvested options (unaudited)	—	—	313,587	—	—	—	—	—
Repurchase of early exercised stock options (unaudited)	—	—	(142,726)	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	119	—	—	119
Share-based compensation expense (unaudited)	—	—	—	—	3,745	—	—	3,745
Change in other comprehensive income (loss) (unaudited)	—	—	—	—	—	21	—	21
Net loss (unaudited)	—	—	—	—	—	—	(14,530)	(14,530)

Balance as of March 31, 2020 (unaudited)	336,843,578	$335,748	120,834,112	$12	$11,402	$67	$(220,359)	$(208,878)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	351,844,340	$501,881	130,312,838	$13	$39,769	$25	$(253,524)	$(213,717)
Issuance of common stock upon exercise of vested options (unaudited)	—	—	1,904,186	—	1,410	—	—	1,410
Issuance of common stock upon early exercise of unvested options (unaudited)	—	—	319,883	—	—	—	—	—
Repurchase of early exercised stock options (unaudited)	—	—	(18,567)	—	—	—	—	—
Vesting of early exercised stock options (unaudited)	—	—	—	—	223	—	—	223
Share-based compensation expense (unaudited)	—	—	—	—	11,392	—	—	11,392
Change in other comprehensive income (loss) (unaudited)	—	—	—	—	—	(45)	—	(45)
Net loss (unaudited)	—	—	—	—	—	—	(12,838)	(12,838)

Balance as of March 31, 2021 (unaudited)	351,844,340	$501,881	132,518,340	$13	$52,794	$(20)	$(266,362)	$(213,575)

See accompanying notes to consolidated financial statements

MARQETA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
OPERATING ACTIVITIES:
Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation and amortization	3,080	3,498	857	907
Share-based compensation expense	21,757	28,211	3,745	11,392
Non-cash operating leases expense	1,487	2,029	504	522
(Accretion) amortization of discount on marketable securities	(499)	543	7	360
Provision for doubtful accounts	370	39	13	25
Impairment of equity method investment	750	—	—	—
Other	250	1,890	(13)	2,299
Changes in operating assets and liabilities:
Accounts receivable	(2,812)	(4,485)	(298)	5,032
Settlements receivable	(4,000)	(2,961)	(795)	1,509
Network incentives receivable	(8,248)	(9,400)	(3,537)	(12,055)
Prepaid expenses and other assets	(5,363)	(2,481)	1,157	(426)
Accounts payable	1,613	(839)	(94)	(43)
Revenue share payable	18,631	48,442	6,226	14,122
Accrued expenses and other liabilities	17,407	34,997	(1,432)	7,750
Operating lease liabilities	(1,651)	(1,515)	(323)	(686)

Net cash provided by (used in) operating activities	(15,428)	50,273	(8,513)	17,870

INVESTING ACTIVITIES:
Purchases of property and equipment	(4,908)	(2,375)	(539)	(604)
Purchases of marketable securities	(528,300)	(216,200)	(18,929)	(7,002)
Sales of marketable securities	—	71,981	—	—
Maturities of marketable securities	433,640	89,032	40,463	16,366
Purchase of equity method investment	(750)	—	—	—

Net cash provided by (used in) investing activities	(100,318)	(57,562)	20,995	8,760

FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	142,990	166,942	—	—
Repayment of bank loan and related fees	(5,005)	—	—	—
Proceeds from issuance of common stock, including early exercised stock options	1,099	3,224	510	1,730
Payment of deferred offering costs	—	(2,708)	(124)	(1,144)
Repurchase of early exercised unvested options	(35)	(80)	(57)	(19)

Net cash provided by financing activities	139,049	167,378	329	567

Net increase in cash, cash equivalents, and restricted cash	23,303	160,089	12,811	27,197
Cash, cash equivalents, and restricted cash—Beginning of period	44,841	68,144	68,144	228,233

MARQETA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash, cash equivalents, and restricted cash—End of period	$68,144	$228,233	$80,955	$255,430

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$60,344	$220,433	$73,155	$247,630
Restricted cash	7,800	7,800	7,800	7,800

Total cash, cash equivalents, and restricted cash	$68,144	$228,233	$80,955	$255,430

Supplemental disclosures of cash flow information:
Cash paid for interest	$317	$—	$—	$—

Cash paid for income taxes	$1	$109	$—	$—

Supplemental disclosures of non-cash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$73	$159	$134	$140

Deemed dividend upon the exchange for Series A and Series C redeemable convertible preferred stock for Series E redeemable convertible preferred stock	$64,149	$—	$—	$—

Conversion of redeemable convertible preferred stock to common stock	$—	$809	$—	$—

Vesting of early exercised stock options	$298	$742	$119	$223

Deferred offering costs not yet paid	$—	$426	$—	$894

See accompanying notes to consolidated financial statements

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

1. Description of Business

Marqeta, Inc., or the Company, creates digital payment technology for innovation leaders. The Company’s modern card issuing Platform places control over payment transactions into the hands of its Customers, enabling them to develop modern state-of-the-art product experiences.

The Company provides all of its Customers issuer processor services and for most of its Customers it also acts as a card program manager. The Company primarily earns revenue from processing card transactions for its Customers.

The Company was incorporated in the state of Delaware in 2010 and is headquartered in Oakland, California, with offices in the United Kingdom.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiary, have been prepared in conformity with Generally Accepted Accounting Principles (GAAP). All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2021, the interim consolidated statements of operations, comprehensive loss, cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2020 and 2021, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of March 31, 2021 and the results of operations and cash flows for the three months ended March 31, 2020 and 2021. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions relating to reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Significant estimates and assumptions relate to the estimation of variable consideration in contracts with Customers, collectability of accounts receivable, reserve for contract contingencies and processing errors, the useful lives of property and equipment, the incremental borrowing rate used to determine operating lease liabilities, the fair value of equity awards and warrants, and share-based compensation. Actual results could differ materially from these estimates.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Business Risks and Uncertainties

The Company has incurred net losses since its inception. For the year ended December 31, 2020, the Company incurred a net loss of $47.7 million, and had an accumulated deficit of $253.5 million as of December 31, 2020. For the three months ended March 31, 2021, the Company incurred a net loss of $12.8 million, and had an accumulated deficit of $266.4 million as of March 31, 2021. The Company expects losses from operations to continue for the foreseeable future as it incurs costs and expenses related to acquiring new Customers, developing its brand, expanding into new geographies, developing the existing Platform infrastructure, and creating new products for Customers.

The Company believes that its cash and cash equivalents of $220.4 million and marketable securities of $149.9 million as of December 31, 2020, and cash and cash equivalents of $247.6 million and marketable securities of $140.1 million as of March 31, 2021, are sufficient to fund its operations through at least the next twelve months from the issuance of these financial statements.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since then, the COVID-19 pandemic has continued to spread throughout the United States and the world. While the Company has not been adversely affected by the COVID-19 pandemic to date, the prolonged disruption to the economy and the long-term financial impact of the pandemic cannot be reasonably estimated. The Company continues to monitor the situation and may take actions that alter its operations and business practices as may be required by federal, state, or local authorities or that the Company determines are in the best interests of its Customers, vendors, and employees.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers (Topic 606), using the full retrospective method.

Revenue is recognized when control of the promised goods or services is transferred to Customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company’s contracts with Customers typically include two performance obligations: (i) providing access to the Company’s payment processing Platform and (ii) providing card fulfillment services. Certain Customer contracts require the Company to allocate the transaction price of the contract based on the relative stand-alone selling price of the performance obligations which are estimated using an analysis of the Company’s historical contract pricing and costs incurred to fulfill its services.

The Company generates revenue from providing platform services and other services as described below.

Platform Services

The Company delivers an integrated payment transaction processing Platform to its Customers. The Company’s primary performance obligation is to provide Customers continuous access to the Company’s Platform to process all Customers’ transactions as needed. This obligation includes authorizing, settling, clearing and reconciling all transactions and managing the interactions with the Issuing Banks and Card Networks on behalf of its Customers. All these services are collectively considered a single performance obligation.

The Company’s Platform services revenue is primarily derived from Interchange Fees generated by Customer card transactions and other transaction fees collected from Customers. The Company accounts for these Interchange Fees as revenue earned from its Customers because the Company controls the services before delivery to the Customer.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company’s Platform service consists of a stand-ready service of distinct transaction processing services that are substantially the same, with the same pattern of transfer to Customers. As such, the stand-ready obligation is accounted for as a single performance obligation that is a series of distinct services whereby the variability of the transaction value is satisfied daily as the performance obligation is satisfied. The Company satisfies its performance obligation to provide Platform services over time as Customers have continuous access to the Company’s Platform and the Company stands-ready to process Customer transactions throughout their term of access. The Company recognizes revenue when the underlying transactions are complete, and its performance obligation is satisfied. Transactions are considered complete when the Company has authorized the transaction, validated that the transaction has no errors and accepted and posted the data to its records. The Company does not have any capitalized contract costs.

The Company allocates variable consideration to the distinct month in which the Platform services are delivered. When pricing terms are not consistent throughout the entire term of the contract, the Company estimates variable consideration in its Customer contracts primarily using the expected value method. The standard term of the Customer contracts is three years, with automatic renewal for successive one-year periods thereafter unless either party provides written notice of its intent not to renew. The Company develops estimates of variable consideration on the basis of both historical information and current trends and does not expect or anticipate significant reversal of revenue in the future periods.

As the Issuer Processor for its Customers, the Company is the principal in providing the services under its contracts with Customers. To deliver the services required by its Customers, the Company contracts with Card Networks for transaction routing, reporting, and settlement services and with Issuing Banks for card issuing, Card Network sponsorship, and regulatory compliance approval services. The Company controls these integrated services before delivery to its Customers, it is primarily responsible for the delivery of the services to Customers, and it has discretion in vendor selection. As such, the Company records fees paid to the Issuing Banks and Card Networks as costs of revenue. The Company’s contracts with Customers include certain service level agreements which could require the Company to make payments to Customers if service levels are not met. Any service level payment is recorded as a reduction to net revenue in the consolidated statements of operations.

Revenue Share

The Company’s contracts with Customers typically include provisions under which the Company shares a portion of the Interchange Fees with its Customers, referred to as Revenue Share. Revenue Share payments are incentives to Customers to increase their processing volume on the Company’s Platform. Revenue Share is generally computed as a percentage of the Interchange Fees earned or processing volume and is paid to Customers monthly.

The Company does not receive a distinct good or service from the Customer in exchange for Revenue Share payments, and therefore records Revenue Share as a reduction to net revenue in the consolidated statements of operations. The Company records the amount due to the Customer as Revenue Share payable on the consolidated balance sheets.

Other Services Revenue

The Company earns revenue from Customers through card fulfillment services. Card fulfillment fees are generally billed to Customers upon ordering card inventory and recognized as revenue when the ordered cards are shipped to the Customers. The Company offers certain Customers the option to purchase physical cards at a discount. The Company has concluded that the discount does not constitute a future material right because the discount is within a range typically offered to the class of customers. Therefore, the Company accounts for the discount as a reduction to revenue when the Company delivers the ordered cards to the Customers.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Deferred Revenue

Deferred revenue arises when Customers pay or are obligated to pay for services in advance of the Company’s revenue recognition. The Company’s deferred revenue is primarily due to variable consideration from Customer contracts where pricing terms are not consistent throughout the entire term of the contract, non-refundable upfront setup fees that are billed at contract inception, and card fulfillment services that are billed to Customers in advance of the delivery of the ordered cards.

Reserve for Contract Contingencies and Processing Errors

Customer contracts generally contain service level agreements that can result in performance penalties payable by the Company when contractually required service levels are not met or can result in payments by the Company for processing errors. As such, the Company records a reserve for estimated performance penalties and processing errors. When providing for these reserves, the Company considers factors such as its history of incurring performance penalties and processing errors, actual contractual penalty charge rates in Customer contracts, and known or estimated processing errors. These reserves are included in accrued expenses and other current liabilities on the consolidated balance sheets and the provision for contract contingencies and processing errors is included as a reduction to net revenue on the consolidated statements of operations.

Costs of Revenue

Costs of revenue consist of Card Network costs, Issuing Bank costs, and card fulfillment costs. Card Network costs are generally equal to a specified percentage of the processing volume or a fixed amount per transaction processed through the respective Card Network. The Company incurs Card Network costs directly from contractual arrangements with the Card Networks that are passed entirely through Issuing Banks, or directly from the Card Networks. The Company’s contracts with Card Networks and Issuing Banks typically have terms ranging from three to five years which may be renewed in one-year to two-year increments as agreed by both parties. Issuing Bank costs compensate Issuing Banks for issuing cards to the Company’s Customers and sponsoring the Company’s card programs with the Card Networks and are generally equal to a specified percentage of the processing volume or a fixed amount per transaction, subject to monthly minimum amounts. Card fulfillment costs include physical cards, packaging, and other fulfillment costs.

The Company has marketing and incentive arrangements with Card Networks that provide the Company with monetary incentives based on a percentage of the volume processed over the respective Card Network. Uncollected incentives are included in prepaid expenses and other current assets on the consolidated balance sheets. The Company records these incentives as a reduction of costs of revenue on the consolidated statements of operations.

Segment Information

The Company operates as a single operating segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, allocating resources and evaluating the Company’s financial performance.

For the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, revenue outside of the United States, based on the billing address of the Customer, was not material.

As of December 31, 2019 and 2020, and March 31, 2021, long-lived assets located outside of the United States were not material.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Foreign Currency

The functional currency of the Company’s foreign subsidiary is its respective local currency. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within the consolidated balance sheets and the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. Foreign currency transaction gains and losses are included in other income (expense), net in the consolidated statements of operations. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period, and equity balances are translated using historical exchange rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of bank deposit accounts and investments in money market funds.

Restricted Cash

Restricted cash consists of deposits with Issuing Banks to provide the Issuing Bank collateral in the event that Customers’ funds are not deposited at the Issuing Banks in time to settle Customers’ transactions with the Card Networks. Restricted cash also includes cash used to secure a letter of credit for the Company’s lease of its office headquarters in Oakland, California.

Marketable Securities

The Company’s marketable securities include U.S. government securities, commercial paper, asset-backed securities and corporate debt securities. The Company’s marketable securities are accounted for as securities available-for-sale and are classified within current assets in the consolidated balance sheets as the Company may sell these securities at any time for use in its operations, even prior to maturity. The Company carries these marketable securities at fair value, and records any unrealized gain and loss, net of taxes, in accumulated other comprehensive income (loss), a component of stockholders’ deficit. The Company records any realized gains or losses on the sale of marketable securities in other income (expense), net in the consolidated statements of operations.

Management regularly reviews whether marketable securities are other-than-temporarily impaired. If any impairment is considered other-than-temporary, the Company writes down the investment to its then fair value and records the corresponding charge through other income (expense), net in the consolidated statements of operations.

Accounts Receivable

Accounts receivable are recorded at invoiced amounts and do not earn interest. The Company estimates an allowance for doubtful accounts receivable by making its best estimate of specific uncollectible accounts considering its historical accounts receivable collection experience and the information that management has about the current status of accounts receivable balances. As of December 31, 2019 and 2020 and March 31, 2021, the allowance for doubtful accounts receivable was $0.2 million, $0.1 million, and $0.2 million respectively.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Settlements Receivable

Settlements receivable represent Interchange Fees earned on Customers’ card transactions, net of pass through Card Network fees, and are due from Issuing Banks. Settlements receivable are typically received within one or two business days of the transaction date and are due from well-established Issuing Banks, mitigating the associated risk of collection. No valuation allowance has been established. The Company does not generate revenue from Issuing Banks.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed initial public offering (“IPO”). Upon consummation of the IPO, the deferred offering costs will be reclassified to stockholders’ equity (deficit) and recorded net against the proceeds from the offering. In the event the IPO is aborted, deferred offering costs will be expensed. The Company capitalized $3.1 million and $4.7 million of deferred offering costs within other assets, noncurrent in the consolidated balance sheet as of December 31, 2020 and March 31, 2021. No offering costs were deferred as of December 31, 2019.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation and amortization. Estimated useful lives range from three to five years for purchased and internally developed software, computer equipment, and furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term, excluding renewal periods, or the estimated useful life of the leasehold improvement.

Gains and losses realized on the sale or disposal of property and equipment are recognized or charged to other income (expense), net in the consolidated statements of operations.

The Company evaluates the carrying value of property and equipment on an annual basis, or more frequently whenever circumstances indicate a long-lived asset may be impaired. When indicators of impairment exist, the Company estimates the future undiscounted cash flows attributable to such assets. In the event cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value. During the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021, the Company did not recognize any impairment of long-lived assets.

Fair Value Measurements

Fair value is an exit price, representing the price that would be received to sell the financial asset or paid to transfer the financial liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy includes a three-level classification, which is based on whether the inputs to the valuation methodology used for measurement are observable:

•	Level 1—quoted prices in active markets for identical assets as of the reporting date;

•	Level 2—inputs other than Level 1 that are observable, either directly or indirectly; or

•	Level 3—unobservable inputs.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

When developing fair value measurements, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. In instances where the Company lacks observable inputs in the market to measure the fair value of an asset or liability, the Company may use unobservable inputs which requires greater judgment in measuring fair value. In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Company’s own estimates, and the measurements reflect information and assumptions that management believes a market participant would use in pricing the asset or liability.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, were $1.1 million, $1.4 million, $0.3 million, and $0.4 million respectively.

Research and Development Costs

Research and development costs, which consist primarily of salaries, employees’ benefits, share-based compensation, third-party hosting fees and software licenses were $25.2 million, $34.0 million, $7.6 million, and $13.5 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, respectively. Research and development costs are expensed as incurred and are included in compensation and benefits and technology expenses in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized. If the Company determines that it is able to realize its deferred tax assets in the future in excess of the net recorded amount, the Company decreases the deferred tax asset valuation allowance, which reduces the income tax expense.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense in the consolidated statements of operations.

Lease Obligations

On January 1, 2019, the Company adopted Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), or Topic 842, using the modified retrospective method, which resulted in the recognition of operating lease right-of-use, or ROU, assets and lease liabilities on the Company’s consolidated balance sheets as of December 31, 2019, with no impact to its consolidated statements of operations for the year ended December 31, 2019.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company measures lease liabilities based on the present value of the total lease payments not yet paid discounted based on the Company’s incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease.

The Company measures ROU assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs the Company incurs and (iii) tenant incentives under the lease. The Company begins to recognize rent expense when the lessor makes the underlying asset available to the Company.

For short-term leases, the Company records rent expense in the consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred. The Company has no finance leases.

Loss Contingencies

The Company may be involved in various lawsuits, claims, and proceedings that arise in the ordinary course of business. The Company records a liability for these when it believes it is probable that it has incurred a loss, and the Company can reasonably estimate the loss. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. Significant judgment is required to determine both the probability and the estimated amount. See Note 8, “Commitments and Contingencies”, for a full description of the Company’s loss contingencies.

Share-based Compensation

The Company grants stock option awards to employees and directors. The Company estimates the fair value of share-based payment awards granted to employees and directors on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions, including the fair value of the Company’s common stock, expected volatility, expected term, risk-free interest rate, and expected dividends. The Company records the resulting expense in the consolidated statements of operations over the period for which the employee or director is required to perform services to vest in the award, which is generally four years. The Company accounts for forfeitures as they occur.

Commencing in 2020, the Company grants restricted stock units (“RSUs”) to employees. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four years. The liquidity condition is satisfied upon the occurrence of a change in control of the Company or the consummation of an initial public offering of the Company’s equity securities, as defined in such RSU agreements. The Company measures the RSU based on the fair value of the underlying common stock on the grant date. As of December 31, 2020, and March 31, 2021, no share-based compensation expense had been recognized for RSUs because the liquidity condition had not occurred. In the period in which a liquidity condition is satisfied, the Company will record cumulative share-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the occurrence of the liquidity event. The Company will record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

In certain situations where existing economic interest holders acquire outstanding common stock from current or former employees for a purchase price greater than the Company’s estimated fair value of its common stock, the Company records share-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

New Accounting Standards Adopted (unaudited)

In August 2018, the Financial Accounting Standards Board (the FASB) issued Accounting Standards Update No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The Company adopted the new standard as of January 1, 2021. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

As an emerging growth company, the Jumpstart Our Business Startups Act (the JOBS Act) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption date discussed below reflects this election.

In June 2016, the FASB issued ASU No. 2016-13, Financial instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the incurred loss model with the current expected credit loss, or CECL model to estimate credit losses for financial assets measured at amortized cost and certain off-balance sheet credit exposures. The CECL model requires a company to estimate credit losses expected over the life of the financial assets based on historical experience, current conditions and reasonable and supportable forecasts. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. The amendment requires a modified retrospective approach by recording a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Early adoption is permitted. The Company is still evaluating the impact this ASU will have on its consolidated financial statements.

3. Revenue

Disaggregation of Revenue

The following table provides information about disaggregated revenue from Customers:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Platform services revenue, net	$137,418	$282,286	$46,757	$106,233
Other services revenue	5,849	8,006	1,631	1,750

Total net revenue	$143,267	$290,292	$48,388	$107,983

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Contract Balances

The following tables provide information about contract assets and deferred revenue:

		December 31,		March 31,
Contract balance	Balance sheet line reference	2019	2020	2021
				(unaudited)
Contract assets—current	Prepaid expenses and other current assets	$—	$118	$125
Contract assets—non-current	Other assets	—	294	757

Total contract assets		$—	$412	$882

Deferred revenue—current	Accrued expenses and other current liabilities	$684	$3,983	$6,343
Deferred revenue—non-current	Other liabilities	2,922	8,865	8,060

Total deferred revenue		$3,606	$12,848	$14,403

	Year Ended December 31,		Three Months Ended March 31,
Deferred Revenue	2019	2020	2020	2021
			(unaudited)
Balance at the beginning of the period	$1,069	$3,606	3,606	$12,848
Revenue recognized in the period from amounts included in deferred revenue at the beginning of the period	(535)	(664)	(375)	(788)
Additions to deferred revenue	3,072	9,906	463	2,343

Balance at the end of the period	$3,606	$12,848	$3,694	$14,403

Remaining Performance Obligations

The Company has performance obligations associated with commitments in Customer contracts for future standready obligations to process Customer transactions throughout the contractual term. Remaining performance obligations include related deferred revenue currently recorded and exclude contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services as performed. The amount and timing of revenue recognition is largely driven by the customer’s utilization of the Platform services.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

4. Marketable Securities

The amortized cost, unrealized gain (loss), and estimated fair value of the Company’s investments in securities available for sale consisted of the following:

	December 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities
U.S. government securities	$18,049	$16	$(1)	$18,064
Commercial paper	19,237	—	—	19,237
Asset-backed securities	25,014	26	—	25,040
Corporate debt securities	32,856	32	(4)	32,884

Total marketable securities	$95,156	$74	$(5)	$95,225

	December 31, 2020
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Marketable securities
U.S. government securities	$125,823	$47	$(6)	$125,864
Commercial paper	4,991	—	—	4,991
Asset-backed securities	4,294	21	—	4,315
Corporate debt securities	14,683	52	(2)	14,733

Total marketable securities	$149,791	$120	$(8)	$149,903

	March 31, 2021
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value

	(unaudited)
Marketable securities
U.S. government securities	$115,507	$46	$—	115,553
Commercial paper	7,389	—	—	7,389
Asset-backed securities	5,469	6	—	5,475
Corporate debt securities	11,699	33	(4)	11,728

Total marketable securities	$140,064	$85	$(4)	$140,145

The Company had four, six, and four separate marketable securities in unrealized loss positions as of December 31, 2019 and 2020, and March 31, 2021, respectively. The Company did not identify any marketable securities that were other-than-temporarily impaired as of December 31, 2019 and 2020, and March 31, 2021.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes the stated maturities of the Company’s marketable securities:

	December 31,				March 31,
	2019		2020		2021
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
					(unaudited)
Due within one year	$84,088	$84,149	$149,791	$149,903	$140,064	$140,145
Due after one year through two years	11,068	11,076	—	—	—	—

Total	$95,156	$95,225	$149,791	$149,903	$140,064	$140,145

5. Fair Value Measurements

The Company’s financial instruments consist of cash equivalents, marketable securities, accounts receivable, unbilled customers’ receivable, settlements receivable, accounts payable, accrued liabilities, and redeemable convertible preferred stock warrant liabilities. Cash equivalents are stated at amortized cost, which approximates fair value at the balance sheet dates, due to the short period of time to maturity. Marketable securities are carried at fair value. Accounts receivable, unbilled customers’ receivable, settlements receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The redeemable convertible preferred stock warrant liabilities are carried at fair value.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents
Money market funds	$19,047	$—	$—	$19,047
Commercial paper	—	2,491	—	2,491
Marketable securities
U.S. government securities	18,064	—	—	18,064
Commercial paper	—	19,237	—	19,237
Asset-backed securities	—	25,040	—	25,040
Corporate debt securities	—	32,884	—	32,884

Total assets	$37,111	$79,652	$—	$116,763

Other Liabilities
Redeemable convertible preferred stock warrants	$—	$—	$569	$569

Total liabilities	$—	$—	$569	$569

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

	December 31, 2020
	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents
Money market funds	$203,592	$—	$—	$203,592
Marketable securities
U.S. government securities	125,864	—	—	125,864
Commercial paper	—	4,991	—	4,991
Asset-backed securities	—	4,315	—	4,315
Corporate debt securities	—	14,733	—	14,733

Total assets	$329,456	$24,039	$—	$353,495

Other Liabilities
Redeemable convertible preferred stock warrants	$—	$—	$2,517	$2,517

Total liabilities	$—	$—	$2,517	$2,517

	March 31, 2021
	Level 1	Level 2	Level 3	Total Fair Value
	(unaudited)
Cash equivalents
Money market funds	$212,476	$—	$—	$212,476
Marketable securities
U.S. government securities	115,553	—	—	115,553
Commercial paper	—	7,389	—	7,389
Asset-backed securities	—	5,475	—	5,475
Corporate debt securities	—	11,728	—	11,728

Total assets	$328,029	$24,592	$—	$352,621

Other Liabilities
Redeemable convertible preferred stock warrants	$—	$—	$4,827	$4,827

Total liabilities	$—	$—	$4,827	$4,827

The Company classifies money market funds, commercial paper, U.S. government securities, asset-backed securities and corporate securities within Level 1 or Level 2 of the fair value hierarchy because the Company values these investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company classified the redeemable convertible preferred stock warrants within Level 3 because the Company determines their fair value using unobservable inputs, including the fair value of the Company’s redeemable Series B convertible stock, which the Company determines in the same manner as the fair value of the common stock. The Company records the change in the fair value of redeemable convertible preferred stock warrants in other income (expense), net in the consolidated statements of operations.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The fair value of the redeemable convertible preferred stock warrant liabilities was estimated using the following assumptions:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	43.7%	49.9%	49.9%
Expected term (in years)	3.8	2.8	2.5
Risk-free interest rate	1.7%	0.2%	0.4%
Fair value of Series B redeemable convertible preferred stock	$3.07	$12.66	$24.00

The following table sets forth a summary of the changes in the fair value of the redeemable convertible preferred stock warrant liabilities:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Balance, beginning of the period	$456	$569	$2,517
Remeasurement of redeemable convertible preferred stock warrant liabilities	113	1,948	2,310

Balance, end of the period	$569	$2,517	$4,827

There were no transfers of financial instruments between the fair value hierarchy levels during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021.

6. Certain Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Prepaid expenses	$3,321	$6,162	$5,826
Card program deposits	2,702	2,174	2,167
Unbilled customers’ receivable	1,962	—	2
Other current assets	1,349	3,125	3,295

Prepaid expenses and other current assets	$9,334	$11,461	$11,290

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Property and Equipment, Net

Property and equipment consisted of the following:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Leasehold improvements	$7,004	$8,110	8,500
Computer equipment	6,712	7,634	7,499
Furniture and fixtures	2,097	2,333	2,416
Internally developed and purchased software	1,279	1,299	1,345

	17,092	19,376	19,760
Accumulated depreciation and amortization	(6,572)	(9,899)	(10,608)

Property and equipment, net	$10,520	$9,477	$9,152

Depreciation and amortization expense for the years ended December 31, 2019 and 2020, and three months ended March 31, 2020 and 2021 was $3.1 million, $3.5 million, $0.9 million, and $0.9 million respectively.

During the years ended December 31, 2019 and 2020, and the three months ended March 31, 2021, the Company did not capitalize any internal-use software costs because development costs meeting capitalization criteria were not material during the period.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Accrued costs of revenue	$10,475	$24,529	$31,220
Accrued compensation and benefits	7,617	14,078	8,969
Reserve for contract contingencies and processing errors	3,770	9,537	11,296
Deferred revenue	684	3,983	6,343
Operating lease liabilities, current portion	2,066	2,771	2,807
Accrued professional services	1,237	867	2,302
Other accrued liabilities	5,824	4,780	6,511

Accrued expenses and other current liabilities	$31,673	$60,545	$69,448

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Other Liabilities

Other liabilities consisted of the following:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Deferred revenue, net of current portion	$2,922	$8,865	$8,060
Other long-term liabilities	378	1,587	1,590

Other liabilities	$3,300	$10,452	$9,650

7. Loan and Security Agreement

As of December 31, 2018, the Company had an outstanding principal balance of $5.0 million under a loan and security agreement. On December 2, 2019, the Company repaid the outstanding principal balance of $5.0 million under this agreement in full and terminated this loan facility.

8. Commitments and Contingencies

Operating Leases

In 2016, the Company entered into a lease agreement for its corporate headquarters in Oakland, California for 19,000 square feet of office space, which was subsequently amended resulting in a total of approximately 63,000 square feet of office space being leased. The non-cancellable operating lease expires in February 2026 and includes options to extend the lease term, generally at the then-market rates. The Company excludes extension options that are not reasonably certain to be exercised from its lease terms. The Company’s lease payments consist primarily of fixed rental payments for the right to use the underlying leased assets over the lease terms. The Company is responsible for operating expenses that exceed the amount of base operating expenses as defined in the original lease agreement.

The Company’s operating lease costs are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Operating lease cost	$3,019	$3,514	$888	$869
Variable lease cost	211	534	112	112
Short-term lease cost	191	271	67	72

Total lease cost	$3,421	$4,319	$1,067	$1,053

The Company does not have any sublease income and the Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The weighted average remaining operating lease term and the weighted average discount rate used in the calculation of the Company’s lease assets and lease liabilities were as follows:

	December 31,		March 31,
	2019	2020	2021
			(unaudited	)
Weighted average remaining operating lease term (in years)	6.1	5.1	4.8
Weighted average discount rate	7.8%	7.7%	7.7%

Maturities of operating lease liabilities by year are as follows:

	December 31, 2020	March 31, 2021
		(unaudited	)
2021 or remainder of 2021	$4,081	$3,048
2022	4,112	4,112
2023	4,239	4,239
2024	4,472	4,472
2025	4,599	4,599
Thereafter	780	780

Total lease payments	$22,283	$21,250
Less imputed interest	4,063	3,716

Total operating lease liabilities	$18,220	$17,534

Other information related to the Company’s operating leases were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,185	$3,192	$899	$1,033
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,954	$192	$192	$—

Letters of Credit

In connection with the lease for its corporate headquarters office space, the Company is required to provide the landlord a letter of credit in the amount of $1.5 million. The Company has secured this letter of credit by depositing $1.5 million with the issuing financial institution, which deposit is classified as restricted cash in the consolidated balance sheets.

Purchase Obligations

As of December 31, 2020, and March 31, 2021, the Company had non-cancellable purchase commitments with certain service providers and Issuing Banks totaling approximately $13.6 million and $9.9 million, respectively, payable over 4 and 5 years, respectively. These purchase obligations generally represent minimum commitments for cloud-computing services and Issuing Bank processing fees over the fixed, non-cancellable respective contract terms.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Employee Benefit Plan

The Company maintains defined contribution plans for eligible employees, including a 401(k) plan that covers substantially all of its U.S. based employees and to which the Company provides a matching contribution of 50% of the first 6% of compensation that an employee contributes. The 401(k) plan matching contribution vests after one year of service. During the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, the Company contributed $1.1 million, $1.9 million, $0.5 million, and $0.8 million to its defined contribution plans, respectively.

Legal Contingencies

From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. As of December 31, 2019 and 2020, and March 31, 2021, there were no legal contingency matters, either individually or in aggregate, that would have a material adverse effect on the financial position, results of operations, or cash flows of the Company. Given the unpredictable nature of legal proceedings, the Company bases its assessment on the information available at the time. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate.

Settlement of Payment Transactions

Generally, Customers deposit a certain amount of pre-funding into accounts maintained at Issuing Banks to settle their payment transactions. Such pre-funding amounts may only be used to settle Customers’ payment transactions and are not considered assets of the Company. As such, the funds held in Customers’ accounts at Issuing Banks are not reflected on the Company’s consolidated balance sheets. If a Customer does not have sufficient funds to settle a transaction, the Company is liable to the Issuing Bank to settle the transaction and would therefore incur losses if such amounts cannot be subsequently recovered from the Customer.

Indemnifications

In the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which it agrees to indemnify vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with its directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements and there are no claims that the Company is aware of that could have a material effect on its consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, or consolidated statements of cash flows.

The Company also includes service level commitments to its Customers warranting certain levels of performance and permitting those Customers to receive credits in the event the Company fails to meet those levels.

Non-income Taxes

The Company is subject to state and local indirect taxes in various jurisdictions in the United States. In several of these jurisdictions the Company has reviewed and concluded that such indirect taxes are not applicable to the Company’s service offerings. In a few of these jurisdictions the tax regulations are less clear. While the

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Company believes its service offerings are not subject to tax in these jurisdictions, the Company is working with the respective state and local tax authorities to confirm the Company’s conclusions. The Company has not recorded a liability associated with these matters as of December 31, 2019 and 2020 and March 31, 2021 as it believes it is not probable that the indirect taxes are applicable to the Company. In the event that adverse information is received in response to the Company’s state inquiries, and the Company chooses not to appeal, a potential range of tax liabilities would be $1.2 million to $4.8 million as of December 31, 2020, and $1.4 million to $5.6 million as of March 31, 2021.

9. Redeemable Convertible Preferred Stock

During the year ended December 31, 2019, the Company sold 38,552,482 shares of Series E redeemable convertible preferred stock at a purchase price of $3.891 per share, for an aggregate purchase price of $150.0 million. Offering costs of $7.0 million were paid and recorded as an offset to these proceeds.

During the year ended December 31, 2020, the Company sold 20,989,756 shares of Series E-1 redeemable convertible preferred stock at a purchase price of $8.337 per share, for an aggregate purchase price of $175.0 million. Offering costs of $8.1 million were paid and recorded as an offset to these proceeds.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The following table summarizes redeemable convertible preferred stock authorized and issued and outstanding as of:

	December 31, 2019
	Shares authorized	Shares issued and outstanding	Net proceeds	Carrying Amount	Aggregate liquidation preference
Series A	87,780,429	87,780,429	$5,571	$4,959	$5,012
Series B	58,408,050	58,204,440	16,966	16,964	17,153
Series C	62,114,648	62,114,648	22,975	20,835	21,908
Series D	28,734,078	28,734,078	28,461	31,094	34,634
Series D-1	33,185,680	33,185,680	38,228	38,228	40,000
Series E	66,824,303	66,824,303	142,990	223,668	260,000

	337,047,188	336,843,578	$255,191	$335,748	$378,707

	December 31, 2020
	Shares authorized	Shares issued and outstanding	Net proceeds	Carrying Amount	Aggregate liquidation preference
Series A	83,471,731	83,471,731	$5,571	$4,714	$4,766
Series B	58,408,050	58,204,440	16,966	16,964	17,153
Series C	60,434,352	60,434,352	22,975	20,271	21,315
Series D	28,734,078	28,734,078	28,461	31,094	34,634
Series D-1	33,185,680	33,185,680	38,228	38,228	40,000
Series E	66,824,303	66,824,303	142,990	223,668	260,000
Series E-1	20,989,756	20,989,756	166,942	166,942	175,000

	352,047,950	351,844,340	$422,133	$501,881	$552,868

	March 31, 2021
	(unaudited)
	Shares authorized	Shares issued and outstanding	Net proceeds	Carrying Amount	Aggregate liquidation preference
Series A	83,471,731	83,471,731	$5,571	$4,714	$4,766
Series B	58,408,050	58,204,440	16,966	16,964	17,153
Series C	60,434,352	60,434,352	22,975	20,271	21,315
Series D	28,734,078	28,734,078	28,461	31,094	34,634
Series D-1	33,185,680	33,185,680	38,228	38,228	40,000
Series E	66,824,303	66,824,303	142,990	223,668	260,000
Series E-1	20,989,756	20,989,756	166,942	166,942	175,000

	352,047,950	351,844,340	$422,133	$501,881	$552,868

Exchange of Common Stock for Series E Redeemable Convertible Preferred Stock

In addition to the issuance of Series E redeemable convertible preferred stock for cash proceeds discussed above, the Company in April 2019 also issued 11,074,661 shares of Series E redeemable convertible preferred stock in exchange for the same number of shares of common stock owned by certain employees. The third-party investors purchased the common stock from certain employees for the Series E redeemable convertible preferred stock

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

price of $3.891 per share. The Company did not receive cash for the issuance of these shares of Series E redeemable convertible preferred stock. The Company recorded $13.7 million in share-based compensation expense in 2019 for the difference between the aggregate price paid for common stock shares sold by employees to the third-party investors and the aggregate estimated fair value of the common stock exchanged. The Company reclassified the carrying value of the common stock of $13.8 million from additional paid-in-capital to redeemable convertible preferred stock on the consolidated balance sheet. There were no such transactions in 2020 or during the three months ended March 31, 2021.

Exchange of Series A and Series C Redeemable Convertible Preferred Stock for Series E Redeemable Convertible Preferred Stock

Additionally during April 2019, the Company exchanged 10,771,746 shares and 6,425,413 shares of Series A and Series C redeemable convertible preferred stock, respectively, owned by non-employee stockholders, for 17,197,159 shares of Series E redeemable convertible preferred stock. Third-party investors purchased the Series A and Series C redeemable convertible preferred stock from these non-employee stockholders for the Series E redeemable convertible preferred stock price of $3.891 per share. The Company did not receive cash for the issuance of these shares of Series E redeemable convertible preferred stock. The amount paid by the third-party investors in excess of the carrying value of Series A and Series C redeemable convertible preferred stock was considered a deemed dividend provided by the Company to the non-employee selling stockholders. The Company recorded a deemed dividend of $64.1 million in 2019 through additional-paid-in capital, to the extent available, and accumulated deficit. The shares of Series A and Series C redeemable convertible preferred stock that were exchanged were retired and have been removed from the authorized, issued and outstanding number of shares on the consolidated balance sheets and consolidated statements of redeemable convertible preferred stock and stockholders’ deficit as of December 31, 2019. There were no such transactions in 2020 or during the three months ended March 31, 2021.

Conversion of Series A and Series C redeemable convertible preferred stock to common stock

During August 2020, the Company converted 5,988,994 shares of Series A and Series C redeemable convertible preferred stock, owned by non-employee stockholders, for the same number of shares of common stock, at the request of the holders based on the conversion terms specified in the original agreements. The Company did not receive cash for the issuance of these shares of common stock. The carrying value of the converted Series A and Series C redeemable convertible preferred stock of $0.8 million was reclassified to common stock par value and additional paid-in-capital upon conversion. The shares of Series A and Series C redeemable convertible preferred stock that were converted were retired and have been removed from the authorized, issued and outstanding number of shares on the consolidated balance sheets and consolidated statements of redeemable convertible preferred stock and stockholders’ deficit as of December 31, 2020.

The holders of redeemable convertible preferred stock at December 31, 2020 and March 31, 2021 have various rights and preferences as follows:

Redemption—The holders of redeemable convertible preferred stock have no voluntary rights to redeem shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or a Liquidation Event. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed Liquidation Event could constitute a redemption event outside the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity. The Company recorded all shares of redeemable convertible preferred stock at their respective issuance price less issuance costs on the dates of issuance. Given the Company’s performance and financial condition, the Company

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

currently does not believe a Liquidation Event is probable. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as the Liquidation Event is not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

Liquidation Preference—In the event of any Liquidation Event (as defined above) of the Company, the holders of Series E-1, Series E, Series D-1, and Series D redeemable convertible preferred stock shall be entitled to receive a payout of $8.337, $3.891, $1.205, and $1.205 per share, respectively, plus any declared and unpaid dividends, prior and in preference to any distributions made to the holders of Series C, Series B, and Series A redeemable convertible preferred stock and to the holders of common stock.

If the assets and funds distributed among the holders of the Series E-1, Series E, Series D-1 and Series D redeemable convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series E-1, Series E, Series D-1, and Series D redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the payment of the full liquidation preference of the Series E-1, Series E, Series D-1, and Series D redeemable convertible preferred stock, the holders of Series C, Series B and Series A redeemable convertible preferred stock are entitled to receive an amount equal to $0.353, $0.295, and $0.057 per share, respectively, plus any declared but unpaid dividends, prior and in preference to any distributions made to the holders of common stock. If the remaining assets and funds distributed among the holders of the Series C, Series B, and Series A redeemable convertible preferred stock are insufficient to permit payment to such holders of the full preferential amount, then all assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series C, Series B, and Series A redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the payment of the full liquidation preference of the shares of redeemable convertible preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

Dividends—Holders of Series E-1, Series E, Series D-1, and Series D redeemable convertible preferred stock, prior and in preference to the holders of Series C, Series B, and Series A redeemable convertible preferred stock, are entitled to receive cash dividends at a rate of 8.0% of their original issue price.

After the holders of the Series E-1, Series E, Series D-1, and Series D redeemable convertible preferred stock have received their full dividend preference the holders of Series C, Series B, and Series A redeemable convertible preferred stock, prior and in preference to the holders of common stock, are entitled to receive cash dividends at a rate of 8.0% of their respective original issue price.

After the holders of the Series C, Series B, and Series A redeemable convertible preferred stock have received their full dividend preference, any remaining dividends shall be distributed among all holders of common stock and all holders of Series E-1, Series E, Series D-1, Series D, Series C, Series B, and Series A redeemable convertible preferred stock on an as-converted basis. Dividends are payable only when, as and if declared by the Company’s board of directors. Dividends are non-cumulative. No dividends have been declared to date.

Conversion—All shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder, at any time after the date of issuance, subject to adjustment for stock splits, stock dividends, and dilution.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Each share of redeemable convertible preferred stock will automatically convert into common stock at the applicable conversion rate obtained by dividing the original issuance price per share by the applicable per share conversion price:

(A) immediately upon the closing of a firmly underwritten public offering registered under the Securities Act, pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock for the account of the Company, in which (i) the per share price is not less than one times the Series E original issue price (as adjusted for any stock dividends, combinations, splits, recapitalizations etc.), (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions, and fees) are at least $100,000,000, and (iii) the Company’s shares have been listed for trading on a national securities exchange, or

(B) at any time upon the affirmative election of (i) the holders of at least a majority of the redeemable convertible preferred stock then outstanding (voting together as if a single class and not as separate series, and on an as-converted basis), (ii) with respect to the Series D-1 redeemable convertible preferred stock only, the holders of a majority of the outstanding shares of Series D-1 redeemable convertible preferred stock only, voting as a separate series, (iii) with respect to the Series E redeemable convertible preferred stock only, the holders of a majority of the outstanding shares of Series E redeemable convertible preferred stock only, voting as a separate series and (iv) with respect to the Series E-1 convertible preferred stock only, the holders of a majority of the outstanding shares of Series E-1 redeemable convertible preferred stock, voting as a separate series.

As of December 31, 2019 and 2020, and March 31, 2021, the conversion prices per share for all series of redeemable convertible preferred stock were equal to the original issue prices, and the rate at which each share would convert into common stock was one-for-one.

Voting Rights—Holders of redeemable convertible preferred stock are entitled to one vote for each share of common stock into which their shares can be converted. Holders of Series A redeemable convertible preferred stock together are entitled to appoint two members of the board of directors. Holders of Series C redeemable convertible preferred stock together are entitled to appoint one member of the board of directors. The holders of common stock, voting together as a separate class, are entitled to appoint two members of the board of directors, who will be deemed common directors. The holders of common stock and redeemable convertible preferred stock voting together as a single class on an as-if-converted basis shall elect any remaining members of the board of directors.

10. Common Stock

As of December 31, 2020 and March 31, 2021, the Company was authorized to issue up to 897,047,950 of shares of its capital stock, of which 545,000,000 shares have been designated as common stock.

The holders of the Company’s common stock are not entitled to dividends, whether in cash or property, until all declared dividends to Series A, Series B, Series C, Series D, Series D-1, Series E and Series E-1 redeemable convertible preferred stockholders have been paid. The holders of each share of common stock shall have the right to one vote for each share and are entitled, as a share class, to elect two members of the board of directors. In addition, the holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-if-converted basis, are entitled to elect any remaining members of the board of directors.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company has reserved common shares for the following purposes as of:

	December 31, 2020	March 31, 2021
		(unaudited)
Series A redeemable convertible preferred stock	83,471,731	83,471,731
Series B redeemable convertible preferred stock	58,204,440	58,204,440
Series C redeemable convertible preferred stock	60,434,352	60,434,352
Series D redeemable convertible preferred stock	28,734,078	28,734,078
Series D-1 redeemable convertible preferred stock	33,185,680	33,185,680
Series E redeemable convertible preferred stock	66,824,303	66,824,303
Series E-1 redeemable convertible preferred stock	20,989,756	20,989,756
Warrants to purchase Series B redeemable convertible preferred stock	203,610	203,610
Warrants to purchase common stock	1,602,414	2,752,414
Options to purchase common stock	23,421,374	24,332,915
Restricted stock units	4,430,336	6,503,203
Stock options and restricted stock units available for future grants	7,683,069	2,493,159

	389,185,143	388,129,641

In addition to the reserved common stock shares above, the Company committed up to 360,000 common stock shares or equivalent in cash for future issuance to fund and support the Company’s social impact initiatives over the next ten years.

11. Stock Incentive Plan

Under the Company’s 2011 Plan, the board of directors may grant stock options, RSUs, and other share-related and performance awards that may be settled in cash, stock, or other property to employees, directors, and consultants. As of December 31, 2019 and 2020, and March 31, 2021, 88,568,905, 100,993,447, and 100,993,447 shares of common stock, respectively, are available for future grants under the Plan.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Stock Options

Under the Plan, the exercise price of an incentive stock option shall not be less than the fair value of one share of common stock on the date of grant (not less than 110% of the fair value of one share of common stock for grants to stockholders owning more than 10% of the total combined voting power of all classes of stock of the Company (a “10% Stockholder”). Options are exercisable over periods not to exceed ten years from the date of grant (five years for incentive stock options granted to 10% Stockholders). A summary of the Company’s stock option activity was as follows:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in Thousands)
Balance as of December 31, 2018*	19,628,032	$0.19	7.69	$38,982
Granted	17,008,222	1.30
Exercised	(8,529,478)	0.13
Canceled and forfeited	(2,947,365)	0.54

Balance as of December 31, 2019*	25,159,411	$0.92	8.74	$46,594
Granted	6,404,800	2.31
Exercised	(6,084,183)	0.53
Canceled and forfeited	(2,058,654)	1.50

Balance as of December 31, 2020*	23,421,374	$1.35	8.33	$248,002
Granted (unaudited)	4,056,994	10.48
Exercised (unaudited)	(2,224,069)	0.92
Canceled and forfeited (unaudited)	(921,384)	1.08

Balance as of March 31, 2021 (unaudited)*	24,332,915	$2.92	8.46	$491,342

Vested as of December 31, 2019	6,820,497	$0.21	7.16	$17,473
Vested as of December 31, 2020	7,858,915	$0.82	7.59	$87,352
Vested as of March 31, 2021 (unaudited)	7,935,395	$1.08	7.72	$174,810

*	The Plan allows for early exercise of stock options and these balances include all exercisable stock options regardless of vesting status.

During the year ended December 31, 2019, share-based compensation recognized for employee stock options was $21.5 million, of which $6.7 million was related to stock option grants and $14.8 million was related to secondary market transactions between employees and certain economic interest holders.

During the year ended December 31, 2020, share-based compensation recognized for employee stock options was $28.0 million, of which $10.7 million was related to stock option grants and $17.3 million was related to secondary market transactions between employees and certain economic interest holders.

During the three months ended March 31, 2020, share-based compensation recognized for employee stock options was $3.7 million, of which $2.3 million was related to stock option grants and $1.4 million was related to secondary market transactions between employees and certain economic interest holders.

During the three months ended March 31, 2021, share-based compensation recognized for employee stock options was $11.4 million, of which $5.5 million was related to stock option grants and $5.9 million was related to secondary market transactions between employees and certain economic interest holders.

No income tax benefit has been recognized related to share-based compensation expense and no tax benefits have been realized from exercised stock options.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The weighted-average grant date fair value of options granted during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, was $1.73, $1.81, $2.77 and $12.24, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2019 and 2020 was $21.2 million and $32.8 million, respectively. The total grant-date fair value of options vested during the years ended December 31, 2019 and 2020 was $5.2 million and $10.7 million, respectively.

As of December 31, 2020, and March 31, 2021, unrecognized compensation costs related to unvested outstanding stock options was $25.7 million and $68.6 million, respectively. These costs are expected to be recognized over a period of 3.5 years and 3.8 years, respectively.

The following weighted average assumptions were used to calculate the fair value of employee stock option grants:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	43.7%	48.1%	46.9%	50.6%
Expected term (in years)	6.02	6.02	6.02	6.02
Risk-free interest rate	1.9%	0.5%	0.7%	0.6%
Fair value of common stock	$2.61	$3.27	$2.77	$19.32

The following summarizes the Company’s methodology for determining the key assumptions used to estimate the fair value of options:

Fair Value of Common Stock:    The fair value of the common stock underlying the Company’s share-based awards was determined by the board of directors, with input from management and contemporaneous third-party valuations. If awards were granted a short period of time preceding the date of a valuation report, the Company retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below.

Given the absence of a public trading market for the Company’s common stock, and in accordance with the AICPA Guide, the board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of its common stock including:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	observed secondary sales of common stock;

•	rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock;

•	the Company’s actual operating and financial performance;

•	relevant precedent transactions involving its capital stock;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions and the nature and history of its business;

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

•	market multiples of comparable companies in its industry;

•	the Company’s stage of development;

•	industry information such as market size and growth;

•	illiquidity of share-based awards involving securities in a private company; and

•	macroeconomic conditions.

In estimating the fair value of the Company’s common stock, the board of directors determined the equity value of the Company using both the income and the market approach valuation methods. The income approach estimates fair value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the venture capital rates of return as recommended in the AICPA Guide for early-stage companies and is adjusted to reflect the risks inherent in the Company’s cash flows. The market approach estimates fair value based on a comparison of the subject company to comparable public companies in a similar line of business.

Prior to March 2019, the Company’s equity valuation was based on both the income and the market approach valuation methods and the Option Pricing Method, or OPM, was selected as the principal equity allocation method. Both these methods were consistent with prior valuations. For options granted starting in the second quarter of 2019, the Company used a hybrid method to determine the fair value of its common stock, in addition to giving consideration to secondary sales of its common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation. The Company’s approach included the use of initial public offering scenarios, a scenario assuming continued operation as a private entity, and a scenario assuming an acquisition of the Company.

In addition, the Company has considered the impact on its valuation estimates from secondary transactions and given weighting to such transactions in its common stock fair value estimates. The Company considered the facts and circumstances of each secondary transaction including the different buyers and sellers, transaction volume, timing relative to the valuation date, and whether the transaction involved investors with access to the Company’s financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible exit scenarios. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the Company’s valuations as of each valuation date and may have a material impact on the valuation of its common stock.

Expected Term:    The Company determines the expected term based on the average period the stock option is expected to remain outstanding, generally calculated as the midpoint of the stock option’s vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Volatility:    The Company believes historical volatility of its comparable companies to be the best estimate of future volatility. The Company estimates volatility for option grants by reference to the average historical volatility of its comparable companies for the period preceding the option grant for a term that is equal to the option’s expected term, if available.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Risk Free Interest Rate:    The Company uses the U.S. Treasury yield for its risk-free interest rate that corresponds with the expected term.

Dividends:    The Company does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.

Early Exercise Liability

Under the Plan, employees can exercise their stock options prior to the requisite vesting period. Shares purchased by employees pursuant to the early exercise of stock options are not deemed to be outstanding for accounting purposes until the underlying shares vest. Cash received in exchange for exercised but unvested shares is recorded as a liability in accrued expenses and other liabilities on the consolidated balance sheets and will be transferred into common stock and additional paid-in capital as the underlying shares vest.

As of December 31, 2019, there was $0.6 million included in accrued expenses and other liabilities related to 1,163,150 exercised but unvested options. As of December 31, 2020, there was $0.5 million included in accrued expenses and other liabilities related to 723,210 exercised but unvested options. As of March 31, 2021, there was $0.9 million included in accrued expenses and other liabilities related to 775,186 exercised but unvested options.

Secondary Sales of Common Stock

During the years ended December 31, 2019 and 2020, and three months ended March 31, 2021, certain economic interest holders acquired outstanding common stock from current or former employees for a purchase price greater than the Company’s estimated fair value at the time of the transactions. As a result, the Company recorded share-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction of $14.8 million, $17.3 million, and $5.9 million during the years ended December 31, 2019 and 2020, and three months ended March 31, 2021, respectively. The share-based compensation amount for the year ended December 31, 2019 includes the share-based compensation arising from the exchange of common stock for Series E redeemable convertible preferred stock discussed in Note 9. In connection with these stock transfers, the Company waived all transfer restrictions and assigned its rights of first refusal applicable to such shares.

Restricted Stock Units

Commencing in 2020, the Company granted RSUs to employees. RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition for these awards is satisfied over four years. The liquidity condition is satisfied upon the occurrence of a change in control of the company or the consummation of an initial public offering of the Company’s equity securities, as defined in such RSU agreements. As of December 31, 2020, and March 31, 2021, no share-based compensation expense had been recognized for RSUs because the liquidity condition had not occurred.

If a qualifying liquidity condition had occurred on December 31, 2020, the Company would have recognized $9.8 million of cumulative share-based compensation expense on that date and would have $15.7 million of unrecognized compensation cost that represents the grants that have not met the service condition as of December 31, 2020.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

If a qualifying liquidity condition had occurred on March 31, 2021, the Company would have recognized $19.2 million of cumulative share-based compensation expense on that date and would have $44.1 million of unrecognized compensation cost that represents the grants that have not met the service condition as of March 31, 2021.

A summary of the Company’s RSUs activity was as follows:

	Number of Restricted Stock Units	Weighted- average grant date fair value per share
Balance as of December 31, 2019	—	$—
Granted	4,571,886	4.89
Vested	—	—
Canceled and forfeited	(141,550)	3.68

Balance as of December 31, 2020	4,430,336	$4.93
Granted (unaudited)	2,130,993	17.90
Vested (unaudited)	—	—
Canceled and forfeited (unaudited)	(58,126)	7.48

Balance as of March 31, 2021 (unaudited)	6,503,203	$9.15

12. Warrants to Purchase Common and Redeemable Convertible Preferred Stock

In 2013, the Company issued a warrant to DFS Services, LLC to purchase up to 3.0 million shares of common stock at an exercise price of $0.00067 per share. The vesting of the warrant shares is dependent on the number of active cards DFS Services, LLC deploys on the Company’s Platform through March 2020. The warrant expired in March 2020 and no warrant shares vested.

In both 2013 and 2014, in connection with prior loan agreements, the Company issued two warrants to the lender to purchase 101,805 and 101,805 shares of Series B redeemable convertible preferred stock, both at an exercise price of $0.295 per share. As of December 31, 2019 and 2020, and March 31, 2021, both warrants are fully vested and exercisable and expire in 2023. The warrants are classified as a liability in the consolidated balance sheets. The Company remeasures the warrants at each balance sheet date using the Black-Scholes option pricing model and records any changes in fair value in other income (expense), net in the Company’s consolidated statements of operations. The Company will continue to adjust the liability for the changes in fair value until the earlier of the exercise or expiration of the warrant. Immediately prior to the completion of the Company’s planned initial public offering, the Company’s outstanding redeemable convertible preferred stock warrants will be converted to common stock warrants and the fair value of the liability at that time will also be reclassified into the Company’s common stock and additional paid-in capital.

In 2015 and 2016, in connection with prior loan agreements, the Company issued two warrants to the lender to purchase 231,348 and 621,066 shares of common stock, both at an exercise price of $0.053 per share. As of December 31, 2020 and March 31, 2021, 231,348 and 438,180 warrant shares were fully vested and exercisable. The warrants expire in 2025 and 2026, respectively. These warrants are classified as equity instruments.

In September 2020, the Company issued a warrant to a Customer to purchase up to 750,000 shares of the Company’s common stock over a period of five years, ending in September 2025, at an exercise price of $0.01 per share, for a total fair value of $5.7 million. The warrant becomes exercisable when the vesting conditions are met. The warrant vesting is contingent on certain performance conditions, which include the Customer reaching certain annual transaction count thresholds over the five-year contract term. This warrant is classified as an

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

equity instrument and expires in September 2025. It is treated as consideration payable to a Customer and recorded as a reduction to net revenue based on the probability of vesting conditions being met and the grant date fair value of the warrant. As of both December 31, 2020 and March 31, 2021, 22,500 warrants were vested and the Company recorded an immaterial amount as a reduction to net revenue during the year ended December 31, 2020, and the three months ended March 31, 2021, respectively.

The fair value of the warrant was determined using the Black-Scholes option pricing model and the following assumptions as of the date of the grant:

Dividend yield	0.0%
Expected volatility	50.0%
Contract term (in years)	5.0
Risk-free interest rate	0.3%
Fair value of common stock	$7.61

In March 2021, the Company issued warrants to two customers to purchase up to 1,100,000 and 50,000 shares of the Company’s common stock, respectively, over a period of four years, ending in April 2025, at an exercise price of $0.01 per share. The aggregate grant date fair value of these warrants was $26.4 million. The warrants’ vesting is contingent on certain performance conditions, which include issuing a specified percentage of new cards on the Marqeta Platform over a three-year measurement period. The warrants are treated as consideration payable to a customer and recorded as a reduction to net revenue based on the probability of vesting conditions being met and the grant date fair value of the warrants. As of March 31, 2021, no warrants had vested.

The fair value of the warrants was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

(unaudited)
Dividend yield	0.0%
Expected volatility	50.0%
Contract term (in years)	4.0
Risk-free interest rate	0.6%
Fair value of common stock	$22.97

13. Net Loss Per Share Attributable to Common Stockholders

The Company presents net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities, and considers all series of redeemable convertible preferred stock participating securities. The Company has not allocated net loss attributable to common stockholders to redeemable convertible preferred stock because the holders of its redeemable convertible preferred stock are not contractually obligated to share in losses.

The Company calculates basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders gives effect to all potential shares of common stock, including common stock issuable upon conversion of redeemable convertible preferred stock and redeemable convertible preferred stock warrants, stock options, RSUs and common stock warrants to the extent these are dilutive.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company calculated basic and diluted net loss per share attributable to common stockholders as follows:

	Year Ended December 31,		Three Months Ended
	2019	2020	March 31, 2020	March 31, 2021
			(unaudited)
Numerator
Net loss	$(58,200)	$(47,695)	$(14,530)	$(12,838)
Deemed dividend to redeemable convertible preferred stockholders	(64,149)	—	—	—

Net loss attributable to common stockholders	$(122,349)	$(47,695)	$(14,530)	$(12,838)

Denominator
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	113,851,714	122,932,556	118,477,836	130,841,306

Net loss per share attributable to common stockholders, basic and diluted	$(1.07)	$(0.39)	$(0.12)	$(0.10)

Basic net loss per share is the same as diluted net loss per share because the Company reported a net loss for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021.

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	December 31,		March 31,
	2019	2020	2021
			(unaudited)
Series A redeemable convertible preferred stock	87,780,429	83,471,731	83,471,731
Series B redeemable convertible preferred stock	58,204,440	58,204,440	58,204,440
Series C redeemable convertible preferred stock	62,114,648	60,434,352	60,434,352
Series D redeemable convertible preferred stock	28,734,078	28,734,078	28,734,078
Series D-1 redeemable convertible preferred stock	33,185,680	33,185,680	33,185,680
Series E redeemable convertible preferred stock	66,824,303	66,824,303	66,824,303
Series E-1 redeemable convertible preferred stock	—	20,989,756	20,989,756
Warrants to purchase Series B redeemable convertible preferred stock	203,610	203,610	203,610
Warrants to purchase common stock	3,669,528	1,419,528	2,569,528
Options to purchase common stock	25,159,411	23,421,374	24,332,915
Restricted stock units	—	4,430,336	6,503,203
Stock options and restricted stock units available for future grants	3,844,639	7,683,069	2,493,159

	369,720,766	389,002,257	387,946,755

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

14. Income Tax

The components of loss before income taxes by tax jurisdiction were as follows:

	Year Ended December 31,
	2019	2020
United States	$(58,985)	$(47,911)
Foreign	820	303

Loss before income taxes	$(58,165)	$(47,608)

The components of income tax expense were as follows:

	Year Ended December 31,
	2019	2020
Current:
Federal	$—	$—
State	3	18
Foreign	(74)	147

	(77)	165

Deferred:
Federal	—	—
State	—	—
Foreign	(42)	(78)

	(42)	(78)

Total:
Federal	—	—
State	3	18
Foreign	32	69

Income tax expense	$35	$87

The reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	Year Ended December 31,
	2019	2020
Taxes at federal statutory rate	21.0%	21.0%
State taxes, net of federal effect	3.4	4.4
Share-based compensation	(6.5)	(8.5)
Other permanent items	(1.0)	(1.3)
State net operating loss apportionment adjustment	(4.5)	0.6
Change in valuation allowance	(11.8)	(17.0)
Change in rate	(0.7)	0.4
Other	—	0.2

Effective tax rate	(0.1)%	(0.2)%

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

Deferred tax assets and liabilities consist of the following:

	December 31
	2019	2020
Deferred tax assets:
Federal and state net operating losses	$24,299	$27,269
Research and development credits	77	77
Accruals and other	2,615	5,210
Reserve for contract contingencies and processing errors	920	2,334
Deferred revenue	391	695
Lease liability	4,675	4,458

Total deferred tax assets	32,977	40,043
Less valuation allowance	(28,618)	(36,327)

Total deferred tax assets, net of valuation allowance	4,359	3,716
Deferred tax liabilities:
Property and equipment	(705)	(309)
Right-of-use asset	(3,612)	(3,281)

Total deferred tax liabilities	(4,317)	(3,590)

Net deferred tax assets	$42	$126

The Company believes that it is more likely than not that its U.S. deferred tax assets will not be utilized and has recorded a full valuation allowance against its net U.S. deferred tax assets. The available negative evidence as of December 31, 2019 and 2020 included historical and projected future operating losses.

Prior to 2019, the Company only filed state income tax returns in California and Florida. During 2019 and 2020, the Company completed an evaluation of its state-by-state business activities and determined to file state income tax returns in an additional fifteen states to report inception to date historical apportioned net operating losses. As a result of this determination, the Company’s state specific apportionment methodologies were refined, which led to a reduction of the estimated total state net operating loss carryforward deferred tax asset by $2.6 million during the year ended December 31, 2019, and increase of $0.3 million during the year ended December 31, 2020. The Company recorded a corresponding adjustment in the valuation allowance associated with this determination. This change in estimates had no net effect on the Company’s consolidated balance sheets, consolidated statements of operations and statements of comprehensive loss, or consolidated statements of cash flows.

As of December 31, 2020, the Company had net operating loss carryforwards of approximately $113.9 million and $54.4 million for federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2030. Of the Company’s federal net operating loss carryforwards as of December 31 2020, $66.3 million can be carried forward indefinitely. Under Section 382 of Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if the Company has experienced an ownership change. As of December 31, 2020, the Company has concluded that it has experienced ownership changes since inception and that its utilization of net operating loss carryforwards will be subject to annual limitations. However, it is not expected that the annual limitations will result in the expiration of tax attribute carryforwards prior to utilization.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company files federal and various state tax returns in the U.S., as well as tax returns in the U.K. As of December 31, 2020, the Company’ federal tax returns for 2016 and earlier, and the state tax returns for 2015 and earlier were no longer subject to examination by the taxing authorities. However, tax periods closed in a prior period may be subject to audit and re-examination by tax authorities for which tax carryforwards are utilized in subsequent years.

The Company did not have any material unrecognized tax benefits in 2019 and 2020.

The Company did not incur any interest expenses or penalties or have outstanding liabilities on the balance sheets associated with unrecognized tax benefits for the year ended December 31, 2020. The Company does not expect any significant increases or decreases to its unrecognized benefits within the next twelve months.

The provision for income taxes was not significant for the three months ended March 31, 2020 and 2021. The Company’s effective tax rate was approximately zero percent for the three months ended March 31, 2020 and 2021. For the three months ended March 31, 2020 and 2021, the effective tax rate was lower than the U.S. federal statutory rate primarily because of the domestic valuation allowances. For the three months ended March 31, 2020 and 2021, the Company recognized an insignificant provision related to foreign income taxes.

15. Concentration of Risks and Significant Customers

Financial instruments that potentially expose the Company to concentration of credit risk consist of cash and cash equivalents, marketable securities, accounts receivable and unbilled customers’ receivable (collectively, customers’ receivables), and settlements receivable. Cash on deposit with financial institutions may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists. Cash and cash equivalents as of December 31, 2019 and 2020, and March 31, 2021, include $19.0 million, $203.6 million, and $212.5 million, respectively, of investments in three money market mutual funds which invest primarily in securities issued by the U.S. Government or U.S. Government agencies.

As of December 31, 2019, marketable securities were $95.2 million, and there was no concentration of securities of the same issuer with an aggregate fair value greater than 5% of the total balance, except for U.S. Treasuries, which amounted to $18.1 million, or 19% of the marketable securities. All debt securities within the Company’s portfolio are investment grade.

As of December 31, 2020, marketable securities were $149.9 million, and there was no concentration of securities of the same issuer with an aggregate fair value greater than 5% of the total balance, except for U.S. Treasuries, which amounted to $125.9 million, or 84% of the marketable securities. All debt securities within the Company’s portfolio are investment grade.

As of March 31, 2021, marketable securities were $140.1 million, and there was no concentration of securities of the same issuer with an aggregate fair value greater than 5% of the total balance, except for U.S. Treasuries, which amounted to $115.6 million, or 82% of the marketable securities. All debt securities within the Company’s portfolio are investment grade.

A significant portion of the Company’s payment transactions are settled through one Issuing Bank, Sutton Bank. For the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, approximately 97%, 96%, 95% and 94% of the Company’s TPV was settled through Sutton Bank, respectively.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

The Company’s customers’ receivables are derived primarily from Customers located in the United States. The Company does not require collateral on accounts receivable balances and maintains allowances for potential credit losses when deemed necessary.

For each significant Customer, revenue as a percentage of total net revenue and customers’ receivables as a percentage of total customers’ receivables are as follows:

	Percent of Net Revenue for the Year Ended		Percent of Net Revenue for the Three Months Ended
	December 31, 2019	December 31, 2020	March 31, 2020	March 31, 2021
			(unaudited)
Customer A	60%	70%	66%	73%
Customer B	11%	*	*	*

*	Less than 10%

	Percent of Customers’ Receivables as of
	December 31, 2019	December 31, 2020	March 31, 2021
			(unaudited)
Customer A	28%	*	*
Customer C	30%	*	*
Customer D	*	14%	13%

*	Less than 10%

16. Related Party Transactions

The Company may enter into transactions with related parties.

In connection with the 2019 Series E redeemable convertible preferred stock financing discussed in Note 9:

•

The Company issued 6,939,446 shares of Series E redeemable convertible preferred stock in exchange for the same number of shares of common stock that an entity affiliated with the Company’s Chief Executive Officer, Founder, Director and Chairperson, sold at a purchase price of $3.891 per share, for an aggregate purchase price of $27.0 million, to certain investors in the Series E redeemable convertible preferred stock financing, none of which were directors, executive officers or holders of more than 5% of the Company’s outstanding capital stock.

•

The Company issued 3,855,248 shares of Series E redeemable convertible preferred stock in exchange for the same number of shares of common stock that an entity affiliated with the Company’s Chief Revenue Officer at the time of the transaction, sold at a purchase price of $3.891 per share, for an aggregate purchase price of $15.0 million, to certain investors in the Series E redeemable convertible preferred stock financing, none of which were directors, executive officers or holders of more than 5% of the Company’s outstanding capital stock.

•

The Company issued 10,771,746 shares of Series E redeemable convertible preferred stock in exchange for the same number of shares of Series A redeemable convertible preferred stock that 83North II Limited Partnership, a holder of more than 5% of outstanding capital stock, sold at a purchase price of

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

$3.891 per share, for an aggregate purchase price of $41.9 million, to certain investors in Series E redeemable convertible preferred stock financing, including entities affiliated with Vitruvian Partners, a holder of more than 5% of the Company’s outstanding capital stock, but none of which were directors or executive officers.

The Company incurred $14.4 million, $30.4 million, $5.2 million, and $11.0 million in Card Network fees, net, recorded within costs of revenue, to PULSE Network LLC, an entity affiliated with DFS Services LLC, a holder of more than 5% of the Company’s outstanding capital stock, during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, respectively.

17. Subsequent Events

The Company has evaluated events through April 1, 2021, the date the consolidated financial statements as of and for the years ending December 31, 2019 and 2020 were originally available to be issued, to assess the need for potential recognition or disclosure in the financial statements.

From January 1, 2021 through the date the consolidated financial statements were available to be issued, the Company granted options for 4,056,994 shares of common stock with a weighted average exercise price of $10.48 per share to employees and directors, and which are subject to service-based vesting conditions. The aggregate fair value of these options is $49.6 million.

From January 1, 2021 through the date financial statements were available to be issued, the Company also issued 2,130,993 RSUs to its employees, subject to both service and liquidity vesting conditions. The aggregate fair value of these RSUs is $38.2 million.

In February and March 2021, certain economic interest holders acquired outstanding common stock from current or former employees for a purchase price greater than the Company’s estimated fair value at the time of the transactions. As a result, the Company recorded share-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction of approximately $5.9 million.

In March 2021, the Company issued a warrant to a Customer to purchase up to 1,100,000 shares of the Company’s common stock over a period of four years, ending in April 2025, at an exercise price of $0.01 per share, for a total fair value of $25.2 million. The warrant becomes exercisable when the vesting conditions are met. Vesting is contingent on certain performance conditions, which include issuing a sufficient percentage of new cards on the Marqeta Platform over a three-year measurement period. The warrants are treated as consideration payable to a Customer and recorded as a reduction to net revenue based on the vesting milestones and the grant date fair value of the warrant shares.

In March 2021, the Company issued a warrant to a Customer to purchase up to 50,000 shares of the Company’s common stock over a period of four years, ending in April 2025, at an exercise price of $0.01 per share. The aggregate grant date fair value of the warrant was $1.2 million. The warrant’s vesting is contingent on certain performance conditions, which include issuing a specified percentage of new cards on the Marqeta Platform over a three-year measurement period. The warrant is treated as consideration payable to a Customer and recorded as a reduction to net revenue based on the probability of vesting conditions being met and the grant date fair value of the warrant shares.

MARQETA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Amounts in Thousands, Except Share and Per Share Amounts, Ratios, or as Noted)

18. Subsequent Events (Unaudited)

In preparing the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and 2021, the Company has evaluated subsequent events through May 31, 2021, the date these unaudited interim consolidated financial statements were available for issuance.

In April and May 2021, certain economic interest holders acquired outstanding shares of common stock from current or former employees for a purchase price greater than the Company’s estimated fair value at the time of the transactions. The estimated share-based compensation expense for the difference between the price paid and the estimated fair value on the date of the transaction is approximately $11.6 million.

From April 1, 2021 through the date financial statements were available to be issued, the Company granted options for 5,245,000 shares of common stock with a weighted average exercise price of $22.08 per share to employees, directors and consultants, and which are subject to service-based vesting conditions. The estimated aggregate fair value of these options is approximately $62.1 million.

From April 1, 2021 through the date financial statements were available to be issued, the Company also issued 3,190,913 RSUs to its employees, subject to service-based vesting conditions. The estimated aggregate fair value of these RSUs is approximately $74.4 million.

In addition, in April and May 2021, the Company’s board of directors granted the Chief Executive Officer equity incentive awards in the form of performance-based stock options covering 19,740,923 and 47,267 shares of the Company’s Class B common stock with an exercise price of $21.49 and $23.40 per share, respectively. The awards vest only upon the satisfaction of certain service and performance conditions including the achievement of certain stock price targets. The awards will have a term ending on the seventh anniversary of the IPO date and are eligible to vest based on stock price performance over a performance period beginning upon the expiration of the lock-up period associated with an underwritten public offering of the Company’s Class A common stock.

In May 2021, the Company’s 2021 Stock Option and Incentive Plan and 2021 Employee Stock Purchase Plan were adopted by the board of directors and approved by the stockholders. Both plans will become effective immediately prior to the time that the registration statement of which this prospectus forms a part is declared effective by the SEC.

MARQETA

You see a card.
We see endless possibilities.

MARQETA You see a card. We see endless possibilities.

45,454,546 Shares

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

Citigroup	Barclays	William Blair	KeyBanc Capital Markets

Nomura HSBC R. Seelaus & Co., LLC Siebert Williams Shank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Amount
SEC registration fee	$136,871
FINRA filing fee	188,682
Nasdaq listing fee	210,000
Printing and engraving	600,000
Legal fees and expenses	1,900,000
Accounting fees and expenses	3,400,000
Transfer agent and registrar fees	5,000
Miscellaneous	200,000

Total	$6,640,553

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Since January 1, 2018, we made sales of the following unregistered securities:

Preferred Issuances

In March 2018, we sold an aggregate of 33,185,680 shares of our Series D-1 redeemable convertible preferred stock to three accredited investors at a purchase price of $1.2053 per share, for an aggregate purchase price of $39,999,806.

From March 2019 through May 2019, we sold an aggregate of 38,552,483 shares of our Series E redeemable convertible preferred stock to six accredited investors at a purchase price of $3.8908 per share, for an aggregate purchase price of $150,000,001.

In May 2020 and September 2020, we sold an aggregate of 20,989,756 shares of our Series E-1 redeemable convertible preferred stock to two accredited investors at a purchase price of $8.3374 per share, for an aggregate purchase price of $174,999,992.

Option, Restricted Stock Unit and Common Issuances

Since January 1, 2018, we granted to our employees, consultants and other service providers options to purchase an aggregate of 60,026,456 shares of common stock under our Amended and Restated 2011 Equity Incentive Plan, or our 2011 Plan, at exercise prices ranging from $0.26 to $23.40 per share.

Since January 1, 2018, we granted to our employees, consultants and other service providers restricted stock units representing an aggregate of 9,893,792 shares of common stock under our 2011 Plan. We began granting restricted stock units in 2020.

Since January 1, 2018, we issued and sold to our employees, consultants and other service providers an aggregate of 19,569,516 shares of common stock upon the exercise of options under our 2011 Plan at exercise prices ranging from $0.01 to $10.48 per share, for a weighted-average exercise price of $0.399.

Warrant Issuances

On September 15, 2020, we granted Uber Technologies, Inc., or Uber, a warrant to purchase up to 750,000 shares of common stock at an exercise price of $0.01 per share, 22,500 of which are currently exercisable and 727,500 of which are exercisable upon attaining certain milestones over a five-year period, including the launch of certain Uber card programs on our Platform, achievement of annual transaction count thresholds and completion of certain joint marketing activities.

On March 13, 2021, we granted Square, Inc., or Square, a warrant to purchase up to 1,100,000 shares of common stock at an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Square’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period.

On March 31, 2021, we granted Ramp Business Corporation, or Ramp, a warrant to purchase up to 50,000 shares of common stock at an exercise price of $0.01 per share, none of which are currently exercisable and all of which are exercisable upon attaining certain milestones relating to Ramp’s creation of a specified percentage of new cardholders on our Platform each year over a three-year period.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Marqeta.

Item 16.    Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the completion of this offering.

3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect.

Exhibit Number	Exhibit Title

3.4*	Form of Amended and Restated Bylaws of the Registrant to be in effect immediately prior to the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2*	Amended and Restated Investors Rights Agreement, dated May 27, 2020, by and among the Registrant and certain of its stockholders.

4.3*	Warrant to Purchase Stock issued to Comerica Ventures Incorporated by the Registrant, dated October 11, 2013.

4.4*	Warrant to Purchase Stock issued to Comerica Ventures Incorporated by the Registrant, dated October 11, 2013.

4.5*	Warrant to Purchase Common Stock issued to Silicon Valley Bank by the Registrant, dated October 22, 2015.

4.6*	Warrant to Purchase Stock issued to Silicon Valley Bank by the Registrant, dated September 26, 2016.

4.7†	Warrant to Purchase Common Stock issued to Uber Technologies, Inc. by the Registrant, dated September 15, 2020, as amended on January 7, 2021, and May 22, 2021.

4.8†*	Warrant to Purchase Common Stock issued to Square, Inc. by the Registrant, dated March 13, 2021.

4.9†*	Warrant to Purchase Common Stock issued to Ramp Business Corporation by the Registrant, dated March 31, 2021.

5.1	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	Amended and Restated 2011 Equity Incentive Plan, as amended, and forms of agreements thereunder.

10.3#	2021 Stock Option and Incentive Plan, and forms of agreements thereunder.

10.4#	2021 Employee Stock Purchase Plan.

10.5#*	Senior Executive Cash Incentive Bonus Plan.

10.6#*	Executive Severance Plan.

10.7#*	Non-Employee Director Compensation Policy.

10.8#*	Offer Letter between the Registrant and Jason Gardner dated June 6, 2011.

10.9#*	Offer Letter between the Registrant and Omri Dahan dated June 9, 2011.

10.10#*	Offer Letter between the Registrant and Kevin Doerr dated February 25, 2020.

10.11#*	Separation Agreement and Release between the Registrant and Omri Dahan dated March 17, 2021.

10.12#*	Form of Director Offer Letter.

10.13*	Lease Agreement by and between the Registrant and MACH II 180 LLC, dated on or about March 1, 2016, as amended on November 8, 2017 and March 14, 2019.

10.14†

Master Services Agreement by and between the Registrant and Square, Inc., dated April  19, 2016, as amended on September 1, 2016, October 18, 2016, December 24, 2016, June 30, 2017, August 2, 2017, October 1, 2017, April 1, 2018, June 6, 2019, September 20, 2019, February  7, 2020, November 18, 2020, November 18, 2020, March 13, 2021, and May 21, 2021.

Exhibit Number	Exhibit Title

10.15†*	Amended and Restated Prepaid Card Program Manager Agreement by and between the Registrant and Sutton Bank, dated April 1, 2016, as amended on December 21, 2017, September 1, 2018, and August 1, 2020.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-6 of the original filing of this Registration Statement on Form S-1).

*	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.
†	Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) is the type that the Registrant treats as private or confidential.

(b)	Financial Statement Schedules.

All schedules are omitted because the required information is either not present, not present in material amounts or is presented within the consolidated financial statements included in the prospectus that is part of this registration statement.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oakland, California, on June 1, 2021.

MARQETA, INC.

By:	/s/ Jason Gardner
Jason Gardner Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jason Gardner Jason Gardner	Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2021

/s/ Philip Faix Philip Faix	Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2021

* Amy Chang	Director	June 1, 2021

* Martha Cummings	Director	June 1, 2021

* Gerri Elliott	Director	June 1, 2021

* Helen Riley	Director	June 1, 2021

* Arnon Dinur	Director	June 1, 2021

* Judson Linville	Director	June 1, 2021

* Christopher McKay	Director	June 1, 2021

* Godfrey Sullivan	Director	June 1, 2021

*By:	/s/ Jason Gardner
Jason Gardner
Attorney-in-Fact